Exhibit 99.2

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm for the years 2020, 2019 and 2018

Contents

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES
APPENDIX I Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020	F-182
APPENDIX II Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2020	F-190
APPENDIX III Changes and notifications of participations in the BBVA Group in 2020	F-191
APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2020	F-194
APPENDIX V BBVA Group’s structured entities in 2020. Securitization funds	F-195
APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2020, 2019 and 2018	F-196
APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2020, 2019 and 2018	F-200
APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	F-202
APPENDIX IX Additional information on risk concentration	F-220

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Banco Bilbao Vizcaya Argentaria, S.A.:

Opinion on the Consolidated  Financial Statements

We have audited the accompanying consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (the Company) as of December 31, 2020, 2019 and 2018, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for the years then ended, and the related notes, included on pages F-4 through F-180 (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Sale of BBVA USA Bancshares, Inc.

As discussed in Notes 3 and 21 to the consolidated financial statements, during 2020 the Company reached an agreement to sell its USA subsidiary, BBVA USA Bancshares, Inc., as well as other companies in the United States with activities related to this banking business. As a result, the assets and liabilities of the companies included in the sale agreement have been classified under the headings Non-current assets and disposal groups classified as held for sale and  Liabilities included in disposal groups classified as held for sale in the consolidated balance sheet as of December 31, 2020, and the results of these companies have been classified under the heading Profit (loss) after tax from discontinued operations in the consolidated statements of income for each of the years ended December 31, 2020, 2019 and 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Expected credit losses related to loans and advances

As discussed in Note 7 to the consolidated financial statements, the Company’s provision for expected credit losses (ECL) related to loans and advances was €12,105 million as of December 31, 2020.

We identified the assessment of the ECL related to loans and advances as a critical audit matter because it involved subjective and complex auditor judgment as well as specialized skills and knowledge due to significant measurement uncertainty. In addition, the COVID-19 pandemic has negatively affected the economy and business activities in the countries where the Company operates, which has significantly impacted the Company´s future forecasts and further increased measurement uncertainty associated with the significant assumptions used to estimate the ECL as of December 31, 2020.

Specifically, our assessment encompassed an evaluation of the Company´s overall methodology for estimating ECL related to loans and advances, inclusive of the methodologies and significant assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD), as well as certain future macroeconomic variables such as GDP, and the need for and measurement of qualitative adjustments to the collective ECL including those used to account for the impacts of COVID-19. Our assessment also included an evaluation of the significant assumptions used to estimate the ECL for certain individually evaluated loans, including the terminal value, cost of capital, and collateral values, if applicable. Our assessment also included an evaluation of the mathematical accuracy of the ECL calculations. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s measurement of the ECL estimate, including controls related to (i) development and approval of the overall ECL methodology, (ii) validation of the PD, EAD, and LGD models, including the determination of the methodologies and assumptions used, (iii) determination of certain future macroeconomic variables such as GDP, (iv) determination of the need for and measurement of qualitative adjustments to the collective ECL, and (v) calculation of the ECL estimates.  This also included controls related to the significant assumptions used to estimate the ECL for individually evaluated loans, including the terminal value, cost of capital, and collateral values, if applicable.

We involved credit risk professionals with specialized skills and knowledge who assisted in (i) evaluating the Company’s ECL methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) assessing whether certain models used in calculating the PD, EAD, and LGD are suitable for their intended use by inspecting model documentation, assessing the conceptual soundness and ongoing performance, and assessing the methodologies used and certain assumptions, (iii) evaluating certain future macroeconomic variables such as GDP by comparing the Company´s forecasts against published external sources, and (iv) assessing the need for and measurement of qualitative adjustments to the ECL, including those used to account for the impacts of COVID-19, and (v) assessing the mathematical accuracy of the ECL calculation for a sample of loans.

We involved credit risk and valuation professionals with specialized skills and knowledge who assisted in testing the significant assumptions used to estimate the ECL for a sample of individually evaluated loans, including the terminal value, cost of capital and collateral values, if applicable.

We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company´s ECL.

Measurement of fair value of certain difficult-to-value financial instruments

As discussed in Note 8 to the consolidated financial statements, the Company has recorded €186,004 million of financial assets measured at fair value (of which €84,143 million were classified as Level 2 and €3,445 million were classified as Level 3) and €98,856 million of financial liabilities measured at fair value (of which €68,853 million were classified as Level 2 and €2,363 million were classified as Level 3) as of December 31, 2020 (collectively, difficult-to-value financial instruments).

We identified the assessment of the measurement of fair value of certain difficult-to-value financial instruments as a critical audit matter.  Specifically, there was a high degree of subjectivity and judgment involved in evaluating the models and methodologies used to estimate fair value of certain difficult-to-value financial instruments. Subjective auditor judgment was also required to evaluate the models’ significant inputs and/or assumptions which were not directly observable in financial markets, such as certain interest rates, recovery rates, issuer credit risk, correlations and volatility inputs.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s process to measure fair value of certain difficult-to-value financial instruments, including controls over (i) the development and approval and/or reassessment of the Company´s valuation models and methodologies and (ii) the appropriateness, relevance and reliability of the significant inputs and/or assumptions used to estimate fair values for certain difficult-to-value financial instruments.

In addition, we involved valuation professionals with specialized skills and knowledge who assisted in (i) assessing the compliance of certain valuation models and methodologies with International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) testing the Company’s process to develop the fair value of certain difficult-to-value financial instruments, including evaluating whether the inputs and/or assumptions are appropriate, relevant and reliable, and/or (iii) developing an independent fair value estimate and comparing it to the Company’s fair value estimate for a sample of certain difficult-to-value financial instruments.

/s/ KPMG Auditores, S.L.

We have served as the Company’s auditor since 2017.

Madrid, Spain
February 26, 2021, except for Note 6, as to which the date is June 2, 2021

Consolidated balance sheets for the years ended December 31, 2020, 2019 and 2018

ASSETS (Millions of Euros)
	Notes	2020	2019	2018
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	65,520	44,303	58,196
FINANCIAL ASSETS HELD FOR TRADING	10	108,257	101,735	89,103
Derivatives		40,183	32,232	29,523
Equity instruments		11,458	8,892	5,254
Debt securities		23,970	26,309	25,577
Loans and advances to central banks		53	535	2,163
Loans and advances to credit institutions		20,499	21,286	14,566
Loans and advances to customers		12,095	12,482	12,021
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	11	5,198	5,557	5,135
Equity instruments		4,133	4,327	3,095
Debt securities		356	110	237
Loans and advances to customers		709	1,120	1,803
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	1,117	1,214	1,313
Debt securities		1,117	1,214	1,313
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	13	69,440	61,183	56,337
Equity instruments		1,100	2,420	2,595
Debt securities		68,308	58,731	53,709
Loans and advances to credit institutions		33	33	33
FINANCIAL ASSETS AT AMORTIZED COST	14	367,668	439,162	419,660
Debt securities		35,737	38,877	32,530
Loans and advances to central banks		6,209	4,275	3,941
Loans and advances to credit institutions		14,575	13,649	9,163
Loans and advances to customers		311,147	382,360	374,027
DERIVATIVES - HEDGE ACCOUNTING	15	1,991	1,729	2,892
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	51	28	(21)
JOINT VENTURES AND ASSOCIATES	16	1,437	1,488	1,578
Joint ventures		149	154	173
Associates		1,288	1,334	1,405
INSURANCE AND REINSURANCE ASSETS	23	306	341	366
TANGIBLE ASSETS	17	7,823	10,068	7,229
Properties, plant and equipment		7,601	9,816	7,066
For own use		7,311	9,554	6,756
Other assets leased out under an operating lease		290	263	310
Investment properties		222	252	163
INTANGIBLE ASSETS	18	2,345	6,966	8,314
Goodwill		910	4,955	6,180
Other intangible assets		1,435	2,010	2,134
TAX ASSETS	19	16,526	17,083	18,100
Current tax assets		1,199	1,765	2,784
Deferred tax assets		15,327	15,318	15,316
OTHER ASSETS	20	2,513	3,800	5,472
Insurance contracts linked to pensions		-	-	-
Inventories		572	581	635
Other		1,941	3,220	4,837
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	85,987	3,079	2,001
TOTAL ASSETS	3, 6	736,176	697,737	675,675

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated balance sheets for the years ended December 31, 2020, 2019 and 2018

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	2020	2019	2018
FINANCIAL LIABILITIES HELD FOR TRADING	10	86,488	88,680	79,761
Derivatives		41,680	34,066	30,801
Short positions		12,312	12,249	11,025
Deposits from central banks		6,277	7,635	10,511
Deposits from credit institutions		16,558	24,969	15,687
Customer deposits		9,660	9,761	11,736
Debt certificates		-	-	-
Other financial liabilities		-	-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	10,050	10,010	6,993
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		902	944	976
Debt certificates		4,531	4,656	2,858
Other financial liabilities		4,617	4,410	3,159
Memorandum item: Subordinated liabilities		-	-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	22	490,606	516,641	509,185
Deposits from central banks		45,177	25,950	27,281
Deposits from credit institutions		27,629	28,751	31,978
Customer deposits		342,661	384,219	375,970
Debt certificates		61,780	63,963	61,112
Other financial liabilities		13,358	13,758	12,844
Memorandum item: Subordinated liabilities		16,488	18,018	18,047
DERIVATIVES - HEDGE ACCOUNTING	15	2,318	2,233	2,680
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	-	-	-
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	9,951	10,606	9,834
PROVISIONS	24	6,141	6,538	6,772
Pensions and other post employment defined benefit obligations		4,272	4,631	4,787
Other long term employee benefits		49	61	62
Provisions for taxes and other legal contingencies		612	677	686
Commitments and guarantees given		728	711	636
Other provisions		479	457	601
TAX LIABILITIES	19	2,355	2,808	3,276
Current tax liabilities		545	880	1,230
Deferred tax liabilities		1,809	1,928	2,046
OTHER LIABILITIES	20	2,802	3,742	4,301
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	75,446	1,554	-
TOTAL LIABILITIES		686,156	642,812	622,801

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated balance sheets for the years ended December 31, 2020, 2019 and 2018

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	2020	2019	2018
SHAREHOLDERS’ FUNDS		58,904	58,950	57,333
Capital	26	3,267	3,267	3,267
Paid up capital		3,267	3,267	3,267
Unpaid capital which has been called up		-	-	-
Share premium	27	23,992	23,992	23,992
Equity instruments issued other than capital		-	-	-
Other equity		42	56	50
Retained earnings	28	30,508	29,388	26,063
Revaluation reserves	28	-	-	3
Other reserves	28	(164)	(119)	(37)
Reserves or accumulated losses of investments in joint ventures and associates		(164)	(119)	(37)
Other		-	-	-
Less: treasury shares	29	(46)	(62)	(296)
Profit or loss attributable to owners of the parent		1,305	3,512	5,400
Less: interim dividends		-	(1,084)	(1,109)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(14,356)	(10,226)	(10,223)
Items that will not be reclassified to profit or loss		(2,815)	(1,875)	(1,284)
Actuarial gains (losses) on defined benefit pension plans		(1,474)	(1,498)	(1,245)
Non-current assets and disposal groups classified as held for sale		(65)	3	-
Share of other recognized income and expense of investments joint ventures and associates		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income		(1,256)	(404)	(155)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(21)	24	116
Items that may be reclassified to profit or loss		(11,541)	(8,351)	(8,939)
Hedge of net investments in foreign operations (effective portion)		(62)	(896)	(218)
Foreign currency translation		(14,185)	(9,147)	(9,630)
Hedging derivatives. Cash flow hedges (effective portion)		10	(44)	(6)
Fair value changes of debt instruments measured at fair value through other comprehensive income		2,069	1,760	943
Hedging instruments (non-designated items)		-	-	-
Non-current assets and disposal groups classified as held for sale		644	(18)	1
Share of other recognized income and expense of investments in joint ventures and associates		(17)	(5)	(29)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	5,471	6,201	5,764
Accumulated other comprehensive income (loss)		(6,949)	(5,572)	(5,290)
Other items		12,421	11,773	11,053
TOTAL EQUITY		50,020	54,925	52,874
TOTAL EQUITY AND TOTAL LIABILITIES		736,176	697,737	675,675

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	2020	2019	2018
Loan commitments given	33	132,584	130,923	118,959
Financial guarantees given	33	10,665	10,984	16,454
Other commitments given	33	36,190	39,209	35,098

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated income statements for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	2020	2019 (*)	2018 (*)
Interest and other income	37.1	22,389	27,762	26,954
Interest expense	37.2	(7,797)	(11,972)	(11,669)
NET INTEREST INCOME		14,592	15,789	15,285
Dividend income	38	137	153	145
Share of profit or loss of entities accounted for using the equity method	39	(39)	(42)	(7)
Fee and commission income	40	5,980	6,786	6,462
Fee and commission expense	40	(1,857)	(2,284)	(2,059)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	139	186	191
Gains (losses) on financial assets and liabilities held for trading, net	41	777	419	640
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	41	208	143	96
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	56	(98)	139
Gains (losses) from hedge accounting, net	41	7	55	69
Exchange differences, net	41	359	581	13
Other operating income	42	492	639	929
Other operating expense	42	(1,662)	(1,943)	(2,021)
Income from insurance and reinsurance contracts	43	2,497	2,890	2,949
Expense from insurance and reinsurance contracts	43	(1,520)	(1,751)	(1,894)
GROSS INCOME		20,166	21,522	20,936
Administration costs		(7,799)	(8,769)	(9,020)
Personnel expense	44.1	(4,695)	(5,351)	(5,205)
Other administrative expense	44.2	(3,105)	(3,418)	(3,816)
Depreciation and amortization	45	(1,288)	(1,386)	(1,034)
Provisions or reversal of provisions	46	(746)	(614)	(395)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	47	(5,179)	(3,552)	(3,681)
Financial assets measured at amortized cost		(5,160)	(3,470)	(3,680)
Financial assets at fair value through other comprehensive income		(19)	(82)	(1)
NET OPERATING INCOME		5,153	7,202	6,807
Impairment or reversal of impairment of investments in joint ventures and associates	48	(190)	(46)	-
Impairment or reversal of impairment on non-financial assets	49	(153)	(128)	(137)
Tangible assets		(125)	(94)	(4)
Intangible assets		(19)	(12)	(83)
Other assets		(9)	(23)	(50)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		(7)	(5)	80
Negative goodwill recognized in profit or loss		-	-	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	444	23	815
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		5,248	7,046	7,565
Tax expense or income related to profit or loss from continuing operations	19	(1,459)	(1,943)	(2,042)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		3,789	5,103	5,523
Profit (loss) after tax from discontinued operations	21	(1,729)	(758)	704
PROFIT FOR THE YEAR		2,060	4,345	6,227
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	31	756	833	827
ATTRIBUTABLE TO OWNERS OF THE PARENT		1,305	3,512	5,400
(*) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).
	Notes	2020	2019 (*)	2018 (*)
EARNINGS PER SHARE (Euros)	5	0.14	0.47	0.75
Basic earnings (losses) per share from continued operations		0.40	0.58	0.64
Diluted earnings (losses) per share from continued operations		0.40	0.58	0.64
Basic earnings (losses) per share from discontinued operations		(0.26)	(0.11)	0.11
Diluted earnings (losses) per share from discontinued operations		(0.26)	(0.11)	0.11

(*) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of recognized income and expense for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	2020	2019 (*)	2018 (*)
PROFIT RECOGNIZED IN INCOME STATEMENT	2,060	4,345	6,227
OTHER RECOGNIZED INCOME (EXPENSE)	(5,375)	(286)	(2,605)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(822)	(584)	(141)
Actuarial gains (losses) from defined benefit pension plans	(88)	(364)	(79)
Non-current assets and disposal groups held for sale	17	2	-
Share of other recognized income and expense of entities accounted for using the equity method	-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	(796)	(229)	(172)
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	-	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	4	(133)	166
Income tax related to items not subject to reclassification to income statement	40	140	(56)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(4,553)	298	(2,464)
Hedge of net investments in foreign operations (effective portion)	378	(687)	(244)
Valuation gains (losses) taken to equity	378	(687)	(244)
Transferred to profit or loss	-	-	-
Other reclassifications	-	-	-
Foreign currency translation	(4,873)	(104)	(2,186)
Translation gains (losses) taken to equity	(4,873)	(123)	(2,191)
Transferred to profit or loss	-	1	5
Other reclassifications	-	18	-
Cash flow hedges (effective portion)	230	(203)	(10)
Valuation gains (losses) taken to equity	230	(193)	(69)
Transferred to profit or loss	-	(10)	58
Transferred to initial carrying amount of hedged items	-	-	-
Other reclassifications	-	-	-
Debt securities at fair value through other comprehensive income	460	1,131	(860)
Valuation gains (losses) taken to equity	515	1,280	(725)
Transferred to profit or loss	(54)	(149)	(135)
Other reclassifications	-	-	-
Non-current assets and disposal groups held for sale	(492)	461	581
Valuation gains (losses) taken to equity	(472)	472	561
Transferred to profit or loss	(20)	-	20
Other reclassifications	-	(11)	-
Entities accounted for using the equity method	(13)	31	11
Income tax relating to items subject to reclassification to income statements	(243)	(332)	244
TOTAL RECOGNIZED INCOME/EXPENSE	(3,315)	4,060	3,622
Attributable to minority interest (non-controlling interests)	(606)	552	(443)
Attributable to the parent company	(2,709)	3,509	4,065

(*) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
2020												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2020 (*)	3,267	23,992	-	56	26,402	-	(125)	(62)	3,512	(1,084)	(7,235)	(3,526)	9,727	54,925
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	2,985	-	6	-	-	-	(2,992)	(2,045)	2,045	-
Adjusted initial balance	3,267	23,992	-	56	29,388	-	(119)	(62)	3,512	(1,084)	(10,226)	(5,572)	11,773	54,925
Total income/expense recognized	-	-	-	-	-	-	-	-	1,305	-	(4,013)	(1,362)	756	(3,315)
Other changes in equity	-	-	-	(14)	1,120	-	(45)	16	(3,512)	1,084	(116)	(16)	(107)	(1,590)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(1,065)	-	-	-	-	-	-	-	(124)	(1,190)
Purchase of treasury shares	-	-	-	-	-	-	-	(807)	-	-	-	-	-	(807)
Sale or cancellation of treasury shares	-	-	-	-	-	-	-	823	-	-	-	-	-	822
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity (see Note 2.2.19)	-	-	-	-	2,585	-	(40)	-	(3,512)	1,084	(116)	(16)	16	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(22)	-	-	-	-	-	-	-	-	-	(22)
Other increases or (-) decreases in equity	-	-	-	8	(399)	-	(4)	-	-	-	-	-	1	(394)
Balances as of December 31, 2020	3,267	23,992	-	42	30,508	-	(164)	(46)	1,305	-	(14,356)	(6,949)	12,421	50,020

(*)  Balances as of December 31, 2019 as originally reported in the consolidated Financial Statements for the year 2019.

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
2019 (*)												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2019 (**)	3,267	23,992	-	50	23,017	3	(57)	(296)	5,324	(975)	(7,215)	(3,236)	9,000	52,874
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	3,045	-	20	-	76	(134)	(3,007)	(2,054)	2,054	-
Adjusted initial balance	3,267	23,992	-	50	26,063	3	(38)	(296)	5,400	(1,109)	(10,223)	(5,290)	11,054	52,874
Total income/expense recognized	-	-	-	-	-	-	-	-	3,512	-	(3)	(282)	833	4,060
Other changes in equity	-	-	-	6	3,326	(3)	(82)	234	(5,400)	25	-	-	(115)	(2,009)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(1,063)	-	-	-	-	(1,084)	-	-	(142)	(2,289)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,088)	-	-	-	-	-	(1,088)
Sale or cancellation of treasury shares	-	-	-	-	13	-	-	1,322	-	-	-	-	-	1,335
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity (see Note 2.2.19)	-	-	-	-	4,364	(3)	(70)	-	(5,400)	1,109	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(4)	-	-	-	-	-	-	-	-	-	(4)
Other increases or (-) decreases in equity	-	-	-	11	13	-	(13)	-	-	-	-	-	27	38
Balances as of December 31, 2019	3,267	23,992	-	56	29,388	-	(119)	(62)	3,512	(1,084)	(10,226)	(5,572)	11,773	54,925

(*) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).

(**) Balances as of December 31, 2018 as originally reported in the consolidated Financial Statements for the year 2018.

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Non-controlling interest		Total
2018 (*)												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2018 (**)	3,267	23,992	-	54	25,474	12	(44)	(96)	3,519	(1,043)	(8,792)	(3,378)	10,358	53,323
Effect of changes in accounting policies (Note 1.3)	-	-	-	-	348	-	30	-	(5)	(129)	(1,192)	(1,181)	1,209	(919)
Adjusted initial balance	3,267	23,992	-	54	25,822	12	(13)	(96)	3,514	(1,172)	(9,984)	(4,559)	11,567	52,404
Total income/expense recognized	-	-	-	-	-	-	-	-	5,400	-	(1,335)	(1,270)	827	3,622
Other changes in equity	-	-	-	(4)	240	(10)	(24)	(199)	(3,514)	63	1,096	540	(1,341)	(3,152)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(996)	-	-	-	-	(1,109)	-	-	(378)	(2,483)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,684)	-	-	-	-	-	(1,684)
Sale or cancellation of treasury shares	-	-	-	-	(24)	-	-	1,484	-	-	-	-	-	1,460
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity (see Note 2.2.19)	-	-	-	-	1,278	(10)	(23)	-	(3,514)	1,172	1,096	540	(540)	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(19)	-	-	-	-	-	-	-	-	-	(19)
Other increases or (-) decreases in equity	-	-	-	15	(17)	-	(1)	-	-	-	-	-	(423)	(426)
Balances as of December 31, 2018	3,267	23,992	-	50	26,063	3	(38)	(296)	5,400	(1,109)	(10,223)	(5,290)	11,054	52,874

(*) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).

(**)  Balances as of December 31, 2017 as originally reported in the consolidated Financial Statements for the year 2017.

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
		2020	2019	2018
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		39,349	(10,654)	13,436
1. Profit for the year		2,060	4,345	6,227
2. Adjustments to obtain the cash flow from operating activities		11,653	9,582	7,619
Depreciation and amortization		1,288	1,386	1,034
Other adjustments		10,365	8,196	6,585
3. Net increase/decrease in operating assets		(57,484)	(39,247)	(7,762)
Financial assets held for trading		(10,465)	(11,724)	1,524
Non-trading financial assets mandatorily at fair value through profit or loss		(241)	(318)	(643)
Other financial assets designated at fair value through profit or loss		97	99	349
Financial assets at fair value through other comprehensive income		(16,649)	(3,755)	(206)
Financial assets at amortized cost		(30,212)	(26,559)	(7,880)
Other operating assets		(15)	3,010	(906)
4. Net increase/decrease in operating liabilities		85,074	16,268	10,141
Financial liabilities held for trading		361	8,121	(611)
Other financial liabilities designated at fair value through profit or loss		647	2,680	1,338
Financial liabilities at amortized cost		84,853	8,016	10,481
Other operating liabilities		(787)	(2,549)	(1,067)
5. Collection/Payments for income tax		(1,955)	(1,602)	(2,789)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		(37)	98	7,516
1. Investment		(1,185)	(1,494)	(2,154)
Tangible assets		(632)	(852)	(943)
Intangible assets		(491)	(528)	(552)
Investments in joint ventures and associates		(62)	(114)	(150)
Other business units		-	-	(20)
Non-current assets classified as held for sale and associated liabilities		-	-	(489)
Other settlements related to investing activities		-	-	-
2. Divestments		1,148	1,592	9,670
Tangible assets		558	128	731
Intangible assets		-	-	-
Investments in joint ventures and associates		307	98	558
Subsidiaries and other business units		-	5	4,268
Non-current assets classified as held for sale and associated liabilities		283	1,198	3,917
Other collections related to investing activities		-	162	196
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(2,069)	(2,702)	(5,092)
1. Payments		(5,316)	(7,418)	(8,995)
Dividends		(1,065)	(2,147)	(2,107)
Subordinated liabilities		(2,820)	(3,571)	(4,825)
Treasury stock amortization		-	-	-
Treasury stock acquisition		(807)	(1,088)	(1,686)
Other items relating to financing activities		(624)	(612)	(377)
2. Collections		3,247	4,716	3,903
Subordinated liabilities		2,425	3,381	2,451
Treasury shares increase		-	-	-
Treasury shares disposal		822	1,335	1,452
Other items relating to financing activities		-	-	-
D) EFFECT OF EXCHANGE RATE CHANGES		(4,658)	(634)	(344)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		32,585	(13,892)	15,516
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		44,303	58,196	42,680
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (INCLUDING ENTITIES HELD FOR SALE IN THE UNITED STATES) (E+F)		76,888	44,303	58,196

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR (Millions of Euros)
	Notes	2020	2019	2018
Cash	9	6,447	7,060	6,346
Balance of cash equivalent in central banks	9	53,079	31,755	43,880
Other financial assets	9	5,994	5,488	7,970
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		65,520	44,303	58,196
TOTAL CASH AND CASH EQUIVALENTS CLASSIFIED AS NON-CURRENT ASSETS AND DISPOSABLE GROUPS CLASSIFIED AS HELD FOR SALE IN THE UNITED STATES	21	11,368	-	-

The accompanying Notes are an integral part of the consolidated financial statements.

Notes to the accompanying Consolidated Financial Statements

1. Introduction, basis for the presentation of the Consolidated Financial Statements, Internal Control over Financial Reporting and other information

1.1. Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or “BBVA, S.A.”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as noted on its web site (www.bbva.com).

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, the “Group” or the “BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare Consolidated Financial Statements comprising all consolidated subsidiaries of the Group.

As of December 31, 2020, the BBVA Group had 269 consolidated entities and 48 entities accounted for using the equity method (see Notes 3 and 16 and Appendix I to V).

The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2020 have been authorized for issue on February 26, 2021.

1.2. Basis for the presentation of the Consolidated Financial Statements

The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2020, considering the Bank of Spain Circular 4/2017, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.

The BBVA Group’s accompanying Consolidated Financial Statements for the year ended December 31, 2020 were prepared by the Group’s Directors (through the Board of Directors meeting held on February 8, 2021) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2020, together with the consolidated results of its operations and cash flows generated during the year ended December 31, 2020.

These Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All effective accounting standards and valuation criteria with a significant effect in the Consolidated Financial Statements were applied in their preparation.

The amounts reflected in the accompanying Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3. Comparative information

The information included in the accompanying consolidated financial statements for the years ended December 31, 2019 and December 31, 2018, is presented in accordance with the applicable regulation, for the purpose of comparison with the information for the year ended December 31, 2020.

Agreement for the sale of BBVA’s U.S. subsidiary to PNC Financial Service Group

As mentioned in Note 3, in 2020 BBVA reached an agreement to sell its entire stake in BBVA USA Bancshares, Inc., parent company of the Group companies engaged in the banking business in the United States. As required by IFRS 5 "Non-current assets held for sale and discontinued operations", the balances of assets and liabilities corresponding to said companies for sale have been reclassified from their corresponding accounting headings to the headings "Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” respectively, from the consolidated balance sheet as of December 31, 2020. Similarly, as required by the aforementioned IFRS 5, the results generated by these companies during the financial year 2020 are presented in the heading “Profit (loss) after taxes from discontinued operations” of the consolidated income statement for such year, and in the heading "Non-current assets and disposal groups classified as held for sale" in the consolidated statements of recognized income and expense for such year. Additionally, the results corresponding to the years 2019 and 2018 have been reclassified, to facilitate the comparison between years, to that same section of the respective consolidated income statements and consolidated statements of recognized income and expense for both years. Finally, in the consolidated statements of cash flows, the balances corresponding to cash and cash equivalents have been reclassified to the heading "Total cash and cash equivalents classified as non-current assets and disposal groups classified as held for sale" as of and for the year ended December 31, 2020.

Note 21 includes the condensed consolidated balance sheets, the condensed consolidated income statements and the condensed consolidated cash flow statements of the companies for sale in the United States as of and for the years 2020, 2019 and 2018.

Hyperinflationary economies

Considering the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2020 on IAS 29 “Financial information in hyperinflationary economies”, the Group made an accounting policy change which involves recording the differences generated when translating the restated financial statements of the subsidiaries in hyperinflationary economies into euros in the line item “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Foreign currency translation” of our consolidated balance sheet net equity.

In order to make the information as of December 31, 2019 and 2018 comparable with information as of December 31, 2020, such information has been restated by reclassifying €2,985 million and €2,987 million, respectively, from “Shareholders’ funds – Retained earnings” and €6 million and €20 million, respectively, from “Shareholders’ funds – Other reserves” to the headings “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Foreign currency translation and “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Share of other recognized income and expense of investments in joint ventures and associates” as of December 31, 2019 and 2018, respectively.

The reclassifications corresponding to January 1, 2020 and 2019 are included as "Effect of changes in accounting policies" in the Consolidated Total Statements of Changes in Equity corresponding to the years ended December 31, 2019 and 2018, respectively.

IFRS 9- collection of interest on impaired financial assets

As a consequence of the application of the interpretation issued by the IFRIC in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9, such collections are presented since 2020 as reductions in credit-related write-offs whereas previously they were included as interest income. In order to make the information comparable, the consolidated income statement information for the years ended December 31, 2019 and 2018 has been restated by recognizing a €78 and €80 million reduction in the heading “Interest and other income”, respectively against the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification”. This reclassification has had no net impact on the profit for the years ended December 31, 2019 and 2018, respectively, nor on the consolidated net equity as of December 31, 2019 and 2018, respectively.

Trading derivatives recognition

Information as of and for the year ended December 31, 2020 has been subject to certain non-significant presentation modifications, in the balance sheet related to the derivative activity. In order to make the information as of and for the years ended December 31, 2019 and 2018 comparable with the information as of and for the year ended December 31, 2020, figures as of and for the years ended December 31, 2019 and 2018 have been restated by recognizing a €953 million and a €1,013 million reduction in the Total Assets and Total Liabilities, respectively.

1.4. Seasonal nature of income and expense

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.

1.5. Management and impacts of the COVID-19 pandemic

The appearance of the Coronavirus COVID-19 in China and its global expansion to a large number of countries, motivated the viral outbreak to be classified as a global pandemic by the World Health Organization since last March 11, 2020. The pandemic has affected and continues to adversely affect the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession. The governments of the different countries in which the Group operates have adopted different measures that have conditioned the evolution of the year (see Note 7.2).

In this pandemic situation, BBVA has focused its attention on enabling the continuity of the business operational security as a priority and monitoring the impacts on the business and on the risks of the Group (such as the impacts on results, capital or liquidity). Additionally, BBVA adopted from the beginning a series of measures to support its main interest groups. In this sense, the purpose and the Group's long-term strategic priorities remain the same and are even reinforced, with a commitment to technology and data-driven decision-making.

With the aim of mitigating the impact of COVID-19, various European and International bodies have made pronouncements to be taken into account in the implementation of the accounting and prudential frameworks. The BBVA Group has taken these pronouncements into consideration when preparing these consolidated financial statements (see Note 7.2.1).

The main impacts of COVID-19 pandemic in the BBVA Group's consolidated Financial Statements are detailed in the following Notes:

•           Note 1.6 includes information on the consideration of the COVID-19 pandemic in the estimates made.

•        Note 4 mentions the amendment of the Group’s shareholder remuneration policy, in accordance with the recommendation issued by the European Central Bank, which no longer pays any amount as a dividend for the financial year 2020 until as long as the uncertainties generated by the pandemic remain.

•        Note 7.1 details the main risks associated with the pandemic as well as the impacts that have occurred both in the operations and in the consolidated financial statements for the year ended December 31, 2020. Information on the impact of COVID-19 is included in the macroeconomic forecasts and in the calculation of expected losses.

•        Note 7.2 includes information related to the initiatives carried out by the Group to help the most affected clients, jointly with the corresponding governments. Likewise, it contains, among others, information regarding the level of activity and the amount corresponding to moratorium measures, both public and private, granted by the Group worldwide.

•        Note 7.5 presents information regarding the impact on liquidity and financing risk.

•        Note 18.1 includes information concerning the impairment of the goodwill in the United States carried out during the first quarter of 2020, mainly due to the impact of COVID-19 in updating the macroeconomic scenario and the expected evolution of interest rates.

•        Note 32 includes information with regard to the impact on the Group's capital.

•        Note 47 includes information on the impact of the update of the macroeconomic scenario affected by the COVID-19 pandemic.

1.6. Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.

Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:

•           Loss allowances on certain financial assets (see Notes 7, 12, 13, 14 and 16).

•           The assumptions used to quantify certain provisions (see Notes 23 and 24) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).

•           The useful life and impairment losses of tangible and intangible assets (see Notes 17, 18, 20 and 21).

•           The valuation of goodwill and price allocation of business combinations (see Note 18).

•           The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 13).

•           The recoverability of deferred tax assets (see Note 19).

As mentioned before, on March 11, 2020, COVID-19 was declared as a global pandemic by the World Health Organization (see Note 1.5). The great uncertainty associated to the unprecedented nature of this pandemic entails a greater complexity of developing reliable estimations and applying judgment.

Therefore, these estimates were made on the basis of the best available information on the matters analyzed, as of December 31, 2020. However, it is possible that events may take place in the future which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated income statement.

During 2020 there have been no relevant changes in the assumptions and estimates made as of December 31, 2019 and 2018, with the exception of those indicated in these consolidated Financial Statements.

1.7. BBVA Group’s Internal Control over Financial Reporting

BBVA Group’s Consolidated Financial Statements are prepared under an Internal Control over Financial Reporting Model (ICFR). It provides reasonable assurance with respect to the reliability and the integrity of the consolidated financial statements. It is also aimed to support that the transactions are processed in accordance with the applicable laws and regulations.

The ICFR is in accordance with the control framework established in 2013 by the “Committee of Sponsoring Organizations of the Treadway Commission” (hereinafter, "COSO"). The COSO 2013 framework sets five components that constitute the basis of the effectiveness and efficiency of the internal control systems:

•           The establishment of an appropriate control framework.

•           The assessment of the risks that could arise during the preparation of the financial information.

•           The design of the necessary controls to mitigate the identified risks.

•           The establishment of an appropriate system of information to detect and report system weaknesses.

•           The monitoring activities over the controls to support they perform correctly and are effective over time.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the BBVA Group’s businesses and processes, as well as the risks and controls designed to mitigate them. It is subject to a continuous evaluation by the internal control units located in the different entities of BBVA Group.

 These internal control units are integrated within the BBVA internal control model, defined and led by Regulation & Internal Control, and which is based in two pillars:

•           A control system organized into three lines of defense that has been updated and strengthened in 2020, as described below:

•           The first line of defense (1LoD) is located within the business and support units, which are responsible for identifying risks associated with their processes, as well as for implementing and executing the necessary controls to mitigate them. In 2019, in order to reinforce the adequate risk management in each area’s processes, the role of the Risk Control Assurer was created.

•           The second line of defense (2LoD) comprises the specialized control units for each type of risk (Finance, Legal, IT, Third Party, Compliance or Processes among others). This second line defines the mitigation and control frameworks for their areas of responsibility across the entire organization and performs challenge to the control model (supervises the implementation and design of the controls and assesses their effectiveness).

•           The third line of defense (3LoD) is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.

•           A committee structure in the Group, called Corporate Assurance, which enables the escalation of possible weaknesses and internal control issues to the management at a Group level and also in each of the countries where the Group operates.

The internal control units within Finance comply with a common and standard methodology established at the Group level, as set out in the following diagram:

The ICFR Model is subject to annual evaluations by the Group’s Internal Audit Unit. It is also supervised by the Audit Committee of the Bank’s Board of Directors.

The BBVA Group is also required to comply with the Sarbanes-Oxley Act (hereafter “SOX”) for Consolidated Financial Statements as a listed company with the U.S. Securities and Exchange Commission (“SEC”). The main senior executives of the Group are involved in the design, compliance and implementation of the internal control model to make it effective and to support the quality and accuracy of the financial information.

2. Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes of the accompanying consolidated Financial Statements.

2.1. Principles of consolidation

In terms of its consolidation, in accordance with the criteria established by IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:

•           Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of control, see Glossary). The financial statements of the subsidiaries are fully consolidated with those of the Bank. The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Minority interests (Non-controlling interests)” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Attributable to minority interest (non-controlling interests)” in the accompanying consolidated income statement (see Note 31).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2020, 2019 and 2018. Appendix I includes other significant information on all entities.

•           Joint ventures

Joint ventures are those entities for which there is a joint arrangement to joint control with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method as of December 31, 2020.

•           Associates

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Financial assets at fair value through other comprehensive income” or “Non-trading financial assets mandatorily at fair value through profit or loss”.

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2020, 2019 and 2018, these entities are not significant to the Group.

Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.

•           Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the voting rights relate to administrative matters only and the relevant activities are directed by means of contractual arrangements (see Glossary).

In those cases where the Group sets up entities or has a holding in such entities, in order to allow its customers access to certain investments, to transfer risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

Such methods and procedures determine whether there is control by the Group, considering how the decisions are made about the relevant activities, assessing whether the Group has control over the relevant elements, exposure to variable returns from involvement with the investee and the ability to use control over the investee to affect the amount of the investor’s returns.

•           Structured entities subject to consolidation

To determine if a structured entity is controlled by the Group, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee is performed and, among others, the following factors will be considered:

•           Evidence of the current ability to manage the relevant activities of the investee according to the specific business needs (including any decisions that may arise only in particular circumstances).

•           Potential existence of a special relationship with the investee.

•           Implicit or explicit Group commitments to support the investee.

•           The ability to use the Group´s power over the investee to affect the amount of the Group’s returns.

These types of entities include cases where the Group has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

The main structured entities of the Group are the asset securitization funds, to which the BBVA Group transfers loans and advances, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks or for other purposes (see Appendices I and V). The BBVA Group maintains the decision-making power over the relevant activities of these vehicles and financial support through securitized market standard contracts. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans and receivable portfolios related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not derecognized in the books of said entity and the issuances of the related debt securities are recorded as liabilities within the Group’s consolidated balance sheet.

For additional information on the accounting treatment for the transfer and derecognition of financial instruments, see Note 2.2.2. “Transfers and derecognition of financial assets and liabilities”.

•           Non-consolidated structured entities

 The Group owns other vehicles also for the purpose of allowing customers access to certain investments, to transfer risks, and for other purposes, but without the Group having control of the vehicles, which are not consolidated in accordance with IFRS 10 – “Consolidated Financial Statements”. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s Consolidated Financial Statements.

As of December 31, 2020, 2019 and 2018, there was no material financial support from the Bank or its subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it manages since the necessary control conditions are not met. Particularly, the BBVA Group does not act as arranger but as agent since it operates the mutual funds on behalf and for the benefit of investors or parties (arranger or arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

The mutual funds managed by the Group are not considered structured entities (generally, retail funds without corporate identity over which investors have participations which gives them ownership of said managed equity). These funds are not dependent on a capital structure that could prevent them from carrying out activities without additional financial support, being in any case insufficient as far as the activities themselves are concerned. Additionally, the risk of the investment is absorbed by the fund participants, and the Group is only exposed when it becomes a participant, and as such, there is no other risk for the Group.

In all cases, the operating results of equity method investees acquired by the BBVA Group in a particular period only include the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any year only include the period from the start of the year to the date of disposal.

The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same presentation date as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusted to take into account the most significant transactions. As of December 31, 2020, financial statements as of December 31 of all Group entities were utilized except for the case of the consolidated financial statements of 6 associates deemed non-significant for which financial statements as of November 30, 2020 were used.

2.2. Accounting principles and policies and applied valuation methods

The accounting principles and policies and the valuation methods applied in the preparation of the consolidated financial statements may differ from those used, at the individual level, by some of the entities that are part of the BBVA Group; This is why, in the consolidation process, the necessary adjustments and reclassifications are made to standardize such principles and criteria among themselves and bring them into line with the IFRS-EU.

In preparing the accompanying consolidated Annual Accounts, the following accounting principles and policies and assessment criteria have been applied:

2.2.1. Financial instruments

IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. However, the Group has chosen to continue applying IAS 39 for accounting for hedges, until the completion of the macro-hedging project of IFRS 9 as permitted by IFRS 9.

Classification and measurement of financial assets

Classification of financial assets

IFRS 9 contains three main categories for financial assets classification: measured at amortized cost, measured at fair value with changes through other comprehensive income, and measured at fair value through profit or loss.

The classification of financial instruments in the categories of amortized cost or fair value depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as the "solely payments of principle and interest" criterion (hereinafter, the SPPI).

The assessment of the business model should reflect the way the Group manages groups of financial assets and does not depend on the intention for an individual instrument. Thus, for each entity within the BBVA Group there are different business models for managing assets.

In order to determine the business model, the following aspects are taken into account:

•           The way in which the performance of the business model (and that of the assets which comprise such business model) is evaluated and reported to the entity's key personnel;

•           The risks and the way in which the risks that affect the performance of the business model are managed;

•           The way in which business model managers are remunerated;

•           The frequency, amount and timing of sales in previous years, the reasons for such sales and expectations regarding future sales.

Regarding the SPPI test, the analysis of the cash flows aims to determine whether the contractual cash flows of the assets correspond only to payments of principal and interest on the principal amount outstanding at the beginning of the transaction. Interest is understood here as the consideration for the time value of money; and for the credit risk associated with the principal amount outstanding during a specific period; and for financing and structure costs, plus a profit margin.

The most significant judgments used by the Group in evaluating compliance with the conditions of the SPPI test are the following:

•           Modified time value: in the event that a financial asset includes a periodic interest rate adjustment but the frequency of this adjustment does not coincide with the term of the reference interest rate (for example, the interest rate reset every six months to a one-year rate), the Group assesses, at the time of the initial recognition, this mismatch to determine whether the contractual cash flows (undiscounted) differ significantly or not from the cash flows (undiscounted) of a benchmark financial asset, for which there would be no change in the time value of money. The defined tolerance thresholds are 10% for the differences in each period and 5% for the analysis accumulated throughout the financial asset life.

•           Contractual clauses: The contractual clauses can modify the calendar or the amount of the contractual cash flows are analyzed to verify if the contractual cash flows that would be generated during the life of the instrument due to the exercise of those clauses are only payments of principal and interest on the principal amount outstanding. To do this, the contractual cash flows that may be generated before and after the modification are analyzed.

The main criteria taken into account in the analysis are:

•           Early termination clauses: generally a contractual clause that permits the debtor to prepay a debt instrument before maturity is consistent with SPPI when the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding (which may include reasonable additional compensation for the early termination of the contract).

•           Instruments with an interest rate linked to contingent events:

•           An instrument whose interest rate is reset to a higher rate if the debtor misses a particular payment may meet the SPPI criterion because of the relationship between missed payments and an increase in credit risk.

•           An instrument with contractual cash flows that are indexed to the debtor’s performance – e.g. net income or is adjusted based on a certain index or stock market value would not meet the SPPI criterion.

•           Perpetual instruments: to the extent that they can be considered instruments with continuous (multiple) extension options, they meet the SPPI test if the contractual flows meet it. When the issuer can defer the payment of interest, if such payment would affect their solvency, they would meet the SPPI test if the deferred interest accrues additional interest, while if they do not, they would not meet the test.

•           Non-recourse financial instruments: In the case of debt instruments that are repaid primarily with the cash flows of specific assets or projects and the debtor has no legal responsibility, the underlying assets or cash flows are evaluated to determine whether the contractual cash flows of the instrument are consistent with payments of principal and interest on the principal amount outstanding.

•           If the contractual terms do not give rise to additional cash flows to payments of principal and interest on the amount of principal outstanding or limitations to these payments, the SPPI test is met.

•           If the debt instrument effectively represents an investment in the underlying assets and its cash flows are inconsistent with principal and interest (because they depend on the performance of a business), the SPPI test is not met.

•           Contractually linked instruments: a look-through analysis is carried out in the case of transactions that are set through the issuance of multiple financial instruments forming tranches that create concentrations of credit risk in which there is an order of priority that specifies how the flows of cash generated by the underlying set of financial instruments are allocated to the different tranches. The debt tranches of the instrument will comply with the requirement that their cash flows represent only payment of principal and interest on the outstanding principal if:

a)     the contractual terms of the tranche being assessed for classification (without looking through to the underlying pool of financial instruments) give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

b)     the underlying pool of financial instruments comprises instruments with cash flow that are solely payments of principal and interest on the principal amount outstanding, and

c)     the exposure to credit risk in the underlying pool of financial instruments inherent in the tranche is equal to or lower than the exposure to credit risk of the underlying pool of financial instruments (for example, the credit rating of the tranche being assessed for classification is equal to or higher than the credit rating that would apply to a single tranche that funded the underlying pool of financial instruments)

In any event, the contractual conditions that, at the time of the initial recognition, have a minimal effect on cash flows or depend on the occurrence of exceptional and highly unlikely events do not prevent compliance with the conditions of the SPPI test.

Based on the above characteristics, financial assets will be classified and valued as described below.

A debt instrument will be classified in the amortized cost portfolio if the two following conditions are fulfilled:

•           The financial asset is managed within a business model whose purpose is to maintain the financial assets to maturity, to receive contractual cash flows; and

•           The contractual conditions of the financial asset give rise to cash flows that are only payments of principal and interest.

A debt instrument will be classified in the portfolio of financial assets at fair value with changes through other comprehensive income if the two following conditions are fulfilled:

•           The financial asset is managed with a business model whose purpose combines collection of the contractual cash flows and sale of the assets, and

•           The contractual characteristics of the instrument generate cash flows which only represent the return of the principal and interest.

A debt instrument will be classified at fair value with changes in profit and loss provided that the entity's business model for their management or the contractual characteristics of its cash flows do not require classification into one of the portfolios described above.

In general, equity instruments will be measured at fair value through profit or loss. However the Group may make an irrevocable election, at initial recognition to present subsequent changes in the fair value through “other comprehensive income”.

Financial assets will only be reclassified when BBVA Group decides to change the business model. In this case, all of the financial assets assigned to this business model will be reclassified. The change of the objective of the business model should occur before the date of the reclassification.

Measurement of financial assets

All financial instruments are initially recognized at fair value, plus, those transaction costs which are directly attributable to the issue of the particular instrument, with the exception of those financial assets which are classified at fair value through profit or loss.

All changes in the value of financial assets due to the interest accrual and similar items are recorded in the headings "Interest income and other similar income" or "Interest expenses", of the consolidated income statement of the year in which the accrual occurred (see Note 37),  except for trading derivatives that are not economic and accounting hedges.

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets.

“Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit and loss” or “Financial assets designated at fair value through profit or loss”

Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or generate short-term results. The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit or loss” are assigned to a business model which objective is to obtain the contractual cash flows and / or to sell those instruments but its contractual cash flows do not comply with the requirements of the SPPI test. Financial assets are classified in “Financial assets designated at fair value through profit or loss” only if it eliminates or significantly reduces a measurement or recognition inconsistency (an ‘accounting mismatch’) that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains or losses on them, on different bases.

The assets recognized under these headings of the consolidated balance sheet are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the headings “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net” and “Gains (losses) on financial assets designated at fair value through profit or loss, net” in the accompanying consolidated income statement (see Note 41). Changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences, net” in the accompanying consolidated income statements (Note 41).

”Financial assets at fair value through other comprehensive income”

•           Debt instruments

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. This category of valuation implies the recognition of the information in the income statement as if it were an instrument valued at amortized cost, while the instrument is valued at fair value in the balance sheet. Thus, both interest income on these instruments and the exchange differences and impairment that arise in their case are recorded in the profit and loss account, while subsequent changes in its fair value (gains or losses) are recognized temporarily (by the amount net of tax effect) under the heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Fair value changes of debt instruments measured at fair value through other comprehensive income” in the consolidated balance sheets (see Note 30).

The amounts recognized under the headings “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Fair value changes of financial assets measured at fair value through other comprehensive income” continue to form part of the Group's consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until a loss allowance is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities, net” (see Note 41).

The net loss allowances in “Financial assets at fair value through other comprehensive income” over the year are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification - Financial assets at fair value through other comprehensive income” (see Note 48) in the consolidated income statement for that period.

Interest income on these instruments are recorded in the consolidated profit and loss account (see Note 37). Changes in foreign exchange rates are recognized under the heading “Exchange differences, net" in the accompanying consolidated income statements (see Note 41).

Equity instruments

At the time of initial recognition of specific investments in equity instruments, the BBVA Group may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent changes in this valuation will be recognized in "Other accumulated comprehensive income - Items that will not be reclassified in results - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income". Dividends received from these investments are recorded in the heading "Dividend income" in the consolidated income statement (see Note 38). These instruments are not subject to the impairment model of IFRS 9.

“Financial assets at amortized cost”

The assets under this category are subsequently measured at amortized cost, using the effective interest rate method.

Net loss allowances of assets recorded under these headings arising in each period are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification – financial assets measured at amortized cost” in the consolidated income statement for such period (see Note 47).

Classification and measurement of financial liabilities

Classification of financial liabilities

Under IFRS 9, financial liabilities are classified in the following categories:

•           Financial liabilities at amortized cost;

•           Financial liabilities that are held for trading, including derivatives, are financial instruments which are recorded in this category when the Group’s objective is to generate gains by buying and selling these financial instruments;

•           Financial liabilities that are designated at fair value through profit or loss on initial recognition under the Fair Value Option. The Group has the option to designate irrevocably, on the initial moment of recognition, a financial liability as at fair value through profit or loss provided that doing so results in the elimination or significant reduction of measurement or recognition inconsistency, or if a group of financial liabilities, or a group of financial assets and financial liabilities, has to be managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy.

Measurement of financial liabilities

Financial liabilities are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of instruments, except for financial instruments that are classified at fair value through profit or loss.

Variations in the value of financial liabilities due to the interest accrual and similar items are recorded in the headings “Interest income and other similar income” or “Interest expense”, of the consolidated income statement for the period in which the accrual occurred (see Note 37), except for trading derivatives that are not economic and accounting hedges.

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial liabilities.

“Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss“

The subsequent changes in the fair value (gains or losses) of the liabilities recognized under these headings of the consolidated balance sheets are recognized as their net value under the headings “Gains (losses) on financial assets and liabilities held for trading, net” and “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” in the accompanying consolidated income statements (see Note 41). Nevertheless, the changes in the own credit risk of the liabilities designated under the fair value option is presented in “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk”, unless this treatment brings about or increases an asymmetry in the income statement. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences, net” in the accompanying consolidated income statements (Note 41).

“Financial liabilities at amortized cost”

The liabilities under this category are subsequently measured at amortized cost, using the “effective interest rate” method.

Hybrid financial liabilities

When a financial liability contains an embedded derivative, the Group analyzes whether the economic characteristics and risks of the embedded derivative and the host instrument are closely related.

If the characteristics and risks of the host and the derivative are closely related, the instrument as a whole will be classified and measured according to the general rules for financial liabilities. If, on the other hand, the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host, its terms meet the definition of a derivative and the hybrid contract is not measured at fair value with changes in fair value recognized in profit or loss, the embedded derivative shall be separated from the host and accounted for as a derivative separately at fair value with changes in profit and loss and the host instrument will be classified and measured according to its nature.

“Derivatives-Hedge Accounting” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

The Group uses financial derivatives as a tool for managing financial risks, mainly interest rates and exchange rates (See Note 7).

When these transactions meet certain requirements, they are considered "hedging".

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

•             In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement, with a corresponding offset under the headings where hedging items ("Hedging derivatives") and the hedged items are recognized, as applicable, except for interest-rate risks hedges (which are almost all of the hedges used by the Group), for which the valuation changes are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement (see Note 37).

•             In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, with the corresponding offset on the headings “Derivatives-Hedge Accounting” and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains (losses) from hedge accounting, net”, using, as a balancing item, the headings "Fair value changes of the hedged items in portfolio hedges of interest rate risk" in the consolidated balance sheets, as applicable).

•             In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges (effective portion)” in the consolidated balance sheets, with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences are recognized under the headings “Interest and other income” or “Interest expense” at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item (see Note 37).

•             Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement (see Note 41).

•             In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading "Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss – Hedging of net investments in foreign operations (effective portion)" in the consolidated balance sheets with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences in valuation are recognized under the heading “Exchange differences, net" in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized (see Note 41).

Loss allowances on financial assets

The “expected losses” impairment model is applied to financial assets valued at amortized cost, to debt instruments valued at fair value with changes in other accumulated comprehensive income, to financial guarantee contracts and other commitments. All financial instruments valued at fair value through profit or loss are excluded from the impairment model

The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition (Stage 2) and the third one, the impaired financial assets (Stage 3).

The calculation of the provisions for credit risk in each of these three categories must be done differently. In this way, expected loss up to 12 months for the financial assets classified in the first of the aforementioned categories must be recorded, while expected losses estimated for the remaining life of the financial assets classified in the other two categories must be recorded. Thus, IFRS 9 differentiates between the following concepts of expected loss:

•             Expected loss at 12 months: expected credit loss that arises from possible default events within 12 months following the presentation date of the financial statements; and

•             Expected loss during the life of the transaction: this is the expected credit loss that arises from all possible default events over the remaining life of the financial instrument.

Both, the modeling for expected losses estimates and the factors affecting such losses forecasts require considerable judgment, which must be carried out on a weighted probability basis.

The BBVA Group has applied the following definitions:

•             Default

The Group has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, and coherent with the definition applied by the Group within the prudential context. The Group has considered the existence of default when one of the following situations occurs:

•           Payment past-due for more than 90 days; or

•           There are reasonable doubts regarding the full reimbursement of the instrument.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the entity considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2020, the Group has not considered periods higher than 90 days for any significant portfolio.

These criteria are aligned in all the geographies where the Group operates, being only minor differences kept in order to facilitate management adoption al a national level. In this sense, national criteria are permitted, within the Group standards and searching for consistency and coherence between the geographies, easing the adoption of the default definition management.

•             Credit impaired asset

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•           Significant financial difficulty of the issuer or the borrower,

•           A breach of contract (e.g. a default or past due event),

•           A lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider,

•           It becoming probable that the borrower will enter bankruptcy or other financial reorganization,

•           The disappearance of an active market for that financial asset because of financial difficulties, or

•           The purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

The definition of impaired financial assets in the Group is aligned with the definition of default explained in the above paragraphs.

Credit risk management for wholesale counterparties is carried out at the customer (or group) level. For this reason, the classification of any of a client's exposures as impaired, whether due to more than 90 days of default or due to any of the subjective criteria, implies the classification as impaired of all the client's exposures. There may be some justified exception that, in any case, are not significant.

Regarding retail clients, which are managed at the operation level, the scoring systems review their score, among other reasons, in the event of a breach in any of their transactions which also triggers the necessary recovery actions. These include refinancing measures that, where appropriate, may lead to all customer transactions being considered impaired. Furthermore, given the granularity of the retail portfolios, the differential behavior of these clients in relation to their products and collateral provided, as well as the time necessary to find the best solution, the Group has established as an indicator that when a transaction of a retail client has default in excess of 90 days and this represents more than 20% of the client's total balance, all its transactions are considered impaired, this without prejudice to the fact that lower limits have been established due to management practices in some geography.

•             Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.

The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach that is applied globally (for more detail on the methodology used, see Note 7.2.1):

•           Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life (see Note 7.2.1).

•           Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating and scoring systems or macroeconomic scenarios, so the quantitative analysis covers the majority of circumstances. The Group uses additional qualitative criteria to identify significant increase in credit risk and thus, to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used. Such qualitative criteria are the following:

•           More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2020, the Group has not considered periods higher than 30 days.

•           Watch list: They are subject to special watch by the Risk units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

•           Refinance or restructuring that does not show evidence of impairment, or that, having been previously identified, the existence of significant increase in credit risk is still considered.

Although the standard introduces a series of operational simplifications, also known as practical solutions, for analyzing the increase in significant risk, the Group does not use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly because they have a low credit risk at the presentation date. This possibility is limited to those financial instruments that are classified as having high credit quality and high liquidity to comply with the liquidity coverage ratio (“LCR”). This does not prevent these assets from being assigned the credit risk coverage that corresponds to their classification as Stage 1 based on their credit rating and macroeconomic expectations.

The classification of financial instruments subject to impairment under IFRS 9 is as follows:

•           Stage 1– without significant increase in credit risk

Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to 12 months expected credit losses derived from defaults.

•           Stage 2– significant increases in credit risk

When the credit risk of a financial asset has increased significantly since the initial recognition, the loss allowances of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

•           Stage 3 – Impaired

When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

Method for calculating expected credit loss

Method for calculating expected loss

In accordance with IFRS 9, the measurement of expected losses must reflect:

•         A considered and unbiased amount, determined by evaluating a range of possible results;

•         The time value of money, and

•         Reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.

Expected losses are measured both individually and collectively

The individualized estimate of credit losses results from calculating the difference between the expected cash flows discounted at the effective interest rate of the transaction and the carrying amount of the instrument (See Note 7.2.1).

For the collective measurement of expected losses the instruments are classified into groups of assets based on their risk characteristics. Exposure within each group is segmented according to credit risk common characteristics, which indicate the payment capacity of the borrower according to the contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors (see Note 7):

•           Type of instrument.

•           Rating or scoring tools.

•           Credit risk scoring or rating.

•           Type of collateral.

•           Amount of time at default for stage 3.

•           Segment.

•           Qualitative criteria which can have a significant increase in risk.

Collateral value if it has an impact on the probability of a default event.

The estimated losses are derived from the following parameters:

•         PD: estimate of the probability of default in each period.

•         EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the presentation date of the financial statements.

•           LGD: estimate of the loss in case of default, calculated as the difference between the contractual cash flows and receivables, including guarantees. For these purposes, the probability of executing the guarantee is considered in the estimation, the moment until its ownership and subsequent realization, the expected cashflows and acquisition and sale costs.

•            CCF: cash conversion factor is the estimate made on off-balance sheet to determine the exposure subject to credit risk in the event of a default.

At the BBVA Group, the calculated expected credit losses are based on internal models developed for all portfolios within the IFRS 9 scope, except for the cases that are subject to individual analysis.

The calculation and recognition of expected losses includes exposures with governments and credit institutions, for which, despite having a reduced number of defaults in the information databases, internal models have been developed, considering, as sources of information, the data provided by external rating agencies or other observed in the market, such as changes in bond yields, prices of credit default swaps or any other public information on them.

Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur have to be considered, even though the possibility of a loss may be very low. To achieve this, the Group generally evaluates the linear relationship between its estimated loss parameters (PD, GDP, EAD) with the historical and future forecasts of the macroeconomic scenarios.

Additionally, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Group consists of using a methodology based on the use of three scenarios. The first is the most probable scenario (base scenario) that is consistent with that used in the Group's internal management processes, and two additional ones, one more positive and the other more negative. The combined outcome of these three scenarios is calculated considering the weight given to each of them. The main macroeconomic variables that are valued in each of the scenarios for each of the geographies in which the Group operates are the Gross Domestic Product (GDP), the real estate price index, interest rates and the unemployment rate, although, in the first place, the main goal is seeking the greatest predictive capacity with respect to the former two (see Note 7.2.1).

2.2.2. Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, when their implicit risks and benefits have been substantially transferred to third parties or when the control of financial asset is transferred even in case of no physical transfer or substantial retention of such assets. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred financial assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

•           The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

•           A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost or fair value with changes in the income statement, whichever the case.

•           Both the income generated on the transferred (but not derecognized) financial asset and the expense of the new financial liability continue to be recognized.

Treatment of securitizations

The securitizations to which the Group entities transfer their credit portfolios are consolidated entities of the Group. For more information, refer to Note 2.1 “Principles of consolidation”.

The Group considers that the risks and benefits of the securitizations are substantially retained if the subordinated bonds are held and/ or if subordination funding has been granted to those securitization funds, which means that the credit loss risk of the securitized assets will be assumed. Consequently, the Group is not derecognizing those transferred loan portfolios.

On the other hand, the Group has carried out synthetic securitizations, which are transactions where risk is transferred through derivatives or financial guarantees and in which the exposure of these securitizations remains in the balance sheet of the Group. The Group has established the synthetic securitizations through received financial guarantees. As for the commissions paid, they are accrued during the term of the financial guarantee.

2.2.3. Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financial guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, bank guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognizes a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying loss allowances on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively to “Provisions or reversal of provision” in the consolidated income statements (see Note 46).

Income from financial guarantees is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 40).

Synthetic securitizations made by the Group to date meet the requirements of the accounting regulations for accounting as guarantees. Consideration as a financial guarantee means recognition of the commission paid for it over the period.

2.2.4. Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

The heading “Non-current assets and disposal groups classified as held for sale” in the consolidated balance sheet includes the carrying amount of individual items or items integrated in a group ("disposal group") or that form part of a significant business line or geographic area that it is intended to be disposed of (“discontinued operation”) whose sale is highly probable that it will take place under the conditions in which such assets are currently located within a period of one year from the date to which the financial statements refer. Additionally, assets that were expected to be disposed of within a year but which disposal is delayed and is caused by events and circumstances beyond the control of the Group can be classified as held for sale (see Note 21).

Symmetrically, the heading “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheet reflects the balances payable arising from disposal groups and discontinued operations.

The heading "Non-current assets and disposal groups as held for sale" includes the assets received by the subsidiaries for the satisfaction, in whole or in part, of the payment obligations of their debtors (foreclosed or received in payment of debt or recoveries from financial leasing transactions, unless the Group has decided to make continued use of those assets). The BBVA Group has specific units focused on real estate management and sale of these types of assets.

Non-current assets and disposal groups classified as held for sale are measured, at the acquisition date and at any later date deemed necessary, at either their carrying amount or the fair value of the property (less costs to sell), whichever is lower. An impairment or reversal of impairment for the difference is recognized if applicable. When the amount of the sale less estimated costs of sale is higher than the carrying value, the gain is not recognized until the moment of disposal and derecognition from the balance sheet.

Non-current assets and disposal groups held for sale groups classified as held for sale are not depreciated while included under the heading “Non-current assets and disposal groups classified as held for sale”.

In the case of real estate assets foreclosed or received in payment of debts, they are initially recognized at the lower of: the restated carrying amount of the financial asset and the fair value at the time of the foreclosure or receipt of the asset less estimated sales costs. The carrying amount of the financial asset is updated at the time of the foreclosure, treating the real property received as a secured collateral and taking into account the credit risk coverage that would correspond to it according to its classification prior to the delivery. For these purposes, the collateral will be valued at its current fair value (less sale costs) at the time of foreclosure. This carrying amount will be compared with the previous carrying amount and the difference will be recognized as a provision increase, if applicable. On the other hand, the fair value of the foreclosed assets is based mainly on appraisals or valuations carried out by independent experts on an annual basis or more frequently if there are indications of impairment by appraisal, evaluating the need to apply a discount on the asset derived from the specific conditions of the asset or the market situation for these assets and in any case, deducting the company’s estimated sale costs.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and liabilities included in disposal groups classified as held for sale as well as impairment losses and, where pertinent, the related recoveries, are recognized in “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in the consolidated income statement (see Note 50). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expense for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit (loss) after tax from discontinued operations” in the consolidated income statement (see Note 1.3 and 21). This heading includes the earnings from their sale or other disposal (net of tax effects).

2.2.5. Tangible Assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease terms (right to use), intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties which are expected to be held for continuing use.

For more information regarding the accounting treatment of right to use assets under lease terms, see Note 2.2.18 "Leases".

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing the net carrying amount of each item with its corresponding recoverable amount (see Note 17).

Depreciation is calculated using the straight-line method, during the useful life of the asset, on the basis of the acquisition cost of the assets less their residual value; the land is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading "Depreciation and Amortization" (see Note 45) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Depreciation rates for tangible assets
Type of assets	Annual Percentage
Buildings for own use	1% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%
Lease use rights	The lesser of the lease term or the useful life of the underlying asset

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the Group analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (defined as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a previously impaired tangible asset is now recoverable, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss recognized in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

In the BBVA Group, most of the buildings held for own use are assigned to the different Cash-Generating-Units (CGU) to which they belong. The corresponding impairment analyses are performed for these CGUs to check whether sufficient cash flows are generated to support the value of the assets comprised within.

Operating and maintenance expense relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading "Administration costs - Other administrative expense - Property, fixtures and materials" (see Note 44.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 17).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and recognize the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group determines periodically the fair value of its investment properties in such a way that, at the end of the financial year, the fair value reflects the market conditions of investment property assets’ market at such date. This fair value will be determined taking as references the valuations performed by independent experts.

2.2.6. Business combinations

A business combination is a transaction, or any other deal, by which the Group obtains control of one or more businesses. It is accounted for by applying the “acquisition method”.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date, as well as the recognition of any non-controlling participation (minority interests) that may arise from the transaction.

In a business combination achieved in stages, the acquirer shall measure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss under the heading “Gains (losses) on derecognition of non-financial assets and subsidiaries, net” of the consolidated income statements. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the acquisition date there is a positive difference between:

the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

the net fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative goodwill recognized in profit or loss”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. BBVA Group has always elected for the second method.

2.2.7. Intangible assets

Goodwill

Goodwill represents a portion of consideration transferred in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if there has been impairment (see Note 18).

Goodwill is assigned to one or more CGUs that expect to be the beneficiaries of the synergies derived from the business combinations. The CGUs represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

Is the lowest level at which the entity manages goodwill internally.

Is not larger than an operating segment.

The cash generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that cash-generating unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs or its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the remainder of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

Goodwill impairment losses are recognized under the heading "Impairment or reversal of impairment on non-financial assets – Intangible assets” (see Note 49).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life (see Note 18).

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful life intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The amortization charge of these assets is recognized in the accompanying consolidated income statements under the heading "Depreciation and amortization" (see Note 45).

The consolidated entities recognize any impairment losses on the carrying amount of these assets with charge to the heading “Impairment or reversal of impairment on non-financial assets- Intangible assets” in the accompanying consolidated income statements (see Note 49). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.8. Insurance and reinsurance contracts

The assets and liabilities of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets, and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Insurance and reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the reinsurer´s share of the technical provisions recognized by the consolidated insurance subsidiaries.

The heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts open at period-end (see Note 23).

The income or expense reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, in accordance with their nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written and a charge for the estimated cost of the claims that will be incurred at their final settlement to their consolidated income statements. At the close of each year the amounts collected and unearned, as well as the costs incurred and unpaid, are accrued.

The most significant provisions recorded by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 23.

According to the type of product, the provisions may be as follows:

Life insurance provisions:

Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

•           Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period from year-end to the end of the insurance policy period.

•           Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

Non-life insurance provisions:

•           Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period between the year-end and the end of the policy period.

•           Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the consolidated insurance subsidiaries in the policy period not elapsed at year-end.

Provision for claims:

This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance subsidiaries calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•           Provision for bonuses and rebates:

This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

•           Technical provisions for reinsurance ceded:

Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the open reinsurance contracts.

•           Other technical provisions:

Insurance entities have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance subsidiaries to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.9. Tax assets and liabilities

Expenses on corporate income tax applicable to the BBVA Group’s Spanish entities and on similar income taxes applicable to consolidated foreign entities are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate as per the tax base for the year (after deducting the tax credits or discounts allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards. These amounts are calculated by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 19).

The "Tax Assets" line item in the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, broken down into: "Current” (amounts of tax recoverable in the next twelve months) and "Deferred" (which includes the amount of tax to be recovered in future years, including those arising from tax losses or credits for deductions or rebates that can be compensated). The "Tax Liabilities" line item in the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: "Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and "Deferred" (the amount of corporate tax payable in subsequent years).

Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the future. Deferred tax assets are recognized to the extent that it is probable that the consolidated entities will generate enough taxable profits to make deferred tax assets effective and do not correspond to those from initial recognition (except in the case of business combinations), which also does not affect the fiscal outcome.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they still qualify as deferred tax assets and liabilities, and the appropriate adjustments are made on the basis of the findings of the analyses performed. In those circumstances in which it is unclear how a specific requirement of the tax law applies to a particular transaction or circumstance, and the acceptability of the definitive tax treatment depends on the decisions taken by the relevant taxation authority in future, the entity recognizes current and deferred tax liabilities and assets considering whether it is probable or not that a taxation authority will accept an uncertain tax treatment. Thus, if the entity concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the entity uses the amount expected to be paid to (recovered from) the taxation authorities.

The income and expense directly recognized in consolidated equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.10. Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 24). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject. The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

They represent a current obligation that has arisen from a past event. At the date of the Consolidated Financial Statements, there is more probability that the obligation will have to be met than that it will not.

It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities mentioned in Note 2.2.11, as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they will be disclosed, should they exist, in the Notes to the Consolidated Financial Statements, provided that it is probable will give rise to an increase in resources embodying economic benefits.

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the Group. They also include the existing obligations of the Group when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (excluding contingent liabilities from businesses combinations) but are disclosed in the Notes to the Consolidated Financial Statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

2.2.11. Pensions and other post-employment commitments

Below we provide a description of the most significant accounting policies relating to post-employment and other employee benefit commitments assumed by BBVA Group entities (see Note 25).

Short-term employee benefits

Benefits for current active employees which are accrued and settled during the year and for which a provision is not required in the entity´s accounts. These include wages and salaries, social security charges and other personnel expense.

Costs are charged and recognized under the heading “Administration costs – Personnel expense – Other personnel expense” of the consolidated income statement (see Note 44.1).

Post-employment benefits – Defined-contribution plans

The Group sponsors defined-contribution plans for the majority of its active employees. The amount of these benefits is established as a percentage of remuneration and/or as a fixed amount.

The contributions made to these plans in each year by BBVA Group entities are charged and recognized under the heading “Administration costs – Personnel expense– Defined-contribution plan expense” of the consolidated income statement (see Note 44.1).

Post-employment benefits – Defined-benefit plans

Some Group entities maintain pension commitments with employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. These commitments are covered by insurance contracts, pension funds and internal provisions.

In addition, some of the Spanish entities have offered certain employees the option to retire before their normal retirement age, recognizing the necessary provisions to cover the costs of the associated benefit commitments, which include both the liability for the benefit payments due as well as the contributions payable to external pension funds during the early retirement period.

Furthermore, certain Group entities provide welfare and medical benefits which extend beyond the date of retirement of the employees entitled to the benefits.

All of these commitments are quantified based on actuarial valuations, with the amounts recorded under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheet and determined as the difference between the value of the defined-benefit commitments and the fair value of plan assets at the date of the Consolidated Financial Statements (see Note 25).

Current service cost is charged and recognized under the heading “Administration costs – Personnel expense – Defined-benefit plan expense” of the consolidated income statement (see Note 44.1).

Interest credits/charges relating to these commitments are charged and recognized in net terms under the headings “Interest and other income” or, where appropriated, “Interest expense” of the consolidated income statement (see Note 37).

Past service costs arising from benefit plan changes as well as early retirements granted during the year are recognized under the heading “Provisions or reversals of provisions” of the consolidated income statement (see Note 46).

Other long-term employee benefits

In addition to the above commitments, certain Group entities provide long-term service awards to their employees, consisting of monetary amounts or periods of vacation granted upon completion of a number of years of qualifying service.

These commitments are quantified based on actuarial valuations and the amounts recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet (see Note 24).

Valuation of commitments: actuarial assumptions and recognition of gains/losses

The present value of these commitments is determined based on individual member data. Active employee costs are determined using the “projected unit credit” method, which treats each period of service as giving rise to an additional unit of benefit and values each unit separately.

In establishing the actuarial assumptions we take into account that:

They should be unbiased, i.e. neither unduly optimistic nor excessively conservative.

Each assumption does not contradict the others and adequately reflect the existing relationship between economic variables such as price inflation, expected wage increases, discount rates and the expected return on plan assets, etc. Future wage and benefit levels should be based on market expectations, at the balance sheet date, for the period over which the obligations are to be settled.

The interest rate used to discount benefit commitments is determined by reference to market yields, at the balance sheet date, on high quality bonds.

The BBVA Group recognizes actuarial gains (losses) relating to early retirement benefits, long service awards and other similar items under the heading “Provisions or reversal of provisions” of the consolidated income statement for the period in which they arise (see Note 46). Actuarial gains (losses) relating to pension and medical benefits are directly charged and recognized under the heading "Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Actuarial gains (losses) on defined benefit pension plans" of equity in the consolidated balance sheet (see Note 30).

2.2.12. Equity-settled share-based payment transactions

Equity –settled share-based payment transactions, provided they constitute the delivery of such equity instruments once completion of a specific period of services has occurred, are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Shareholders’ funds – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of equity instruments, but they are taken into account when determining the number of equity instruments to be issued. This will be recognized on the consolidated income statement with the corresponding increase in total consolidated equity.

2.2.13. Termination benefits

Termination benefits are recognized in the financial statements when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.14. Treasury shares

The value of common stock issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading "Shareholders’ funds - Treasury stock" in the consolidated balance sheets (see Note 29).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Shareholders’ funds - Retained earnings” in the consolidated balance sheets (see Note 28).

2.2.15. Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the Consolidated Financial Statements are presented, is the euro. As such, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

Conversion of the foreign currency to the entity’s functional currency (currency of the main economic environment in which the entity operates); and

Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the entity’s functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or entities accounted for using the equity method) are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year. In addition,

Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate applicable on the purchase date.

Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

Monetary items are converted to the functional currency at the closing exchange rate.

Income and expense are converted at the period’s average exchange rates for all the operations carried out during the year. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the year which, owing to their impact on the statements as a whole, may require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities are generally recognized under the heading "Exchange differences, net" in the consolidated income statements (see Note 41). However, the exchange differences in non-monetary items measured at fair value are recorded to equity under the heading “Accumulated other comprehensive income (loss) - Items that will not be reclassified to profit or loss - Fair value changes of equity instruments measured at fair value through other comprehensive income” in the consolidated balance sheets (see Note 30).

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

Assets and liabilities: at the closing spot exchange rates as of the date of each of the consolidated balance sheets.

Income and expense and cash flows are converted by applying the exchange rate applicable on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations during the year.

Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss - Foreign currency translation” in the consolidated balance sheets (Notes 30 and 31 respectively). Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - of other recognized income and expense of investments in joint ventures and associates" (Note 30) until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The financial statements of companies of hyperinflationary economies are restated for the effects of changes in prices before their conversion to euros following the provisions of IAS 29 "Financial information in hyperinflationary economies" (see Note 2.2.19). Both these adjustments for inflation and the exchange differences that arise when converting the financial statements of companies into hyperinflationary economies are accounted for in “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss - Foreign currency translation”.

The breakdown of the main consolidated balances in foreign currencies, with reference to the most significant foreign currencies, is set forth in Appendix VII.

Venezuela

Local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan Bolivar, and converted into euros for the consolidated financial statements. Venezuela is a country with strong exchange restrictions that has different rates officially published, and, since December 31, 2015, the Board of Directors considers that the use of these exchanges rates for converting bolivars into euros in preparing the Consolidated Financial Statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in this country. Therefore, since the year ended December 31, 2015, the exchange rate for converting bolivars into euros is an estimation taking into account the evolution of the estimated inflation in Venezuela.

As of December 31, 2020, 2019 and 2018, the impact on the financial statements that would have resulted by applying the last published official exchange rate instead of the exchange rate estimated by BBVA Group was not significant (see Note 2.2.19).

2.2.16. Recognition of income and expense

The most significant policies used by the BBVA Group to recognize its income and expense are as follows.

Interest income and expense and similar items:

As a general rule, interest income and expense and similar items are recognized on the basis of their period of accrual using the effective interest rate method.

They shall be recognized within the consolidated income statement according to the following criteria, independently from the financial instruments’ portfolio which generates the income or expense:

•           The interest income past-due before the initial recognition and pending to be received will form part of the gross carrying amount of the debt instrument.

•           The interest income accrued after the initial recognition will form part of the gross carrying amount of the debt instrument until it will be received.

The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. From that amount, the transaction costs identified as directly attributable to the arrangement of the loans and advances will be deducted. These fees are part of the effective interest rate for the loans and advances.

Once a debt instrument has been impaired, interest income is recognized applying the effective interest rate used to discount the estimated recoverable cash flows on the carrying amount of the asset.

Income from dividends received:

Dividends shall be recognized within the consolidated income statement according to the following  criteria, independently from the financial instruments’ portfolio which generates this income:

•           When the right to receive payment has been declared before the initial recognition and when the payment is pending to be received, the dividends will not form part of the gross carrying amount of the equity instrument and will not be recognized as income. Those dividends are accounted for as financial assets separately from the net equity instrument.

•           If the right to receive payment is received after the initial recognition, the dividends from the net equity instruments will be recognized within the consolidated income statement. If the dividends correspond indubitable to the profits of the issuer before the date of initial recognition, they will not be recognized as income but as reduction of the gross carrying amount of the equity instrument because it represents a partial recuperation of the investment. Amongst other circumstances, the generation date can be considered to be prior to the date of initial recognition if the amounts distributed by the issuer as from the initial recognition are higher than its profits during the same period.

Commissions, fees and similar items:

Income and expense relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

•           Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

•           Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•           Those relating to a singular transaction, which are recognized when this singular transaction is carried out.

Non-financial income and expense:

These are recognized for accounting purposes on an accrual basis.

Deferred collections and payments:

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.17. Sales of assets and income from the provision of non-financial services

The heading “Other operating income” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).

2.2.18. Leases

Effective January 1, 2019, IFRS 16 replaced IAS 17 “Leases”. The single lessee accounting model requires the lessee to record assets and liabilities for all lease contracts. The standard provides two exceptions to the recognition of lease assets and liabilities that can be applied in the case of short-term contracts and those in which the underlying assets have low value. BBVA elected to apply both exceptions. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset, which is recorded under the headings ‘‘Tangible assets – Property plants and equipment’’ and ‘‘Tangible assets – Investment properties’’ of the consolidated balance sheet (see Note 17) and a lease liability representing its obligation to make lease payments which is recorded under the heading ‘‘ Financial liabilities at amortized cost – Other financial liabilities’’ in the consolidated balance sheet (see Note 22.5).

At the initial date of the lease, the lease liability represents the present value of all lease unpaid payments. The liabilities registered under this heading of the consolidated balance sheets are measured after their initial recognition at amortized cost, this being determined in accordance with the “effective interest rate” method.

The right to use assets are initially recorded at cost. This cost consists of the initial measurement of the lease liability, any payment made before the initial date less any lease incentives received, all direct initial expenses incurred, as well as an estimate of the expenses to be incurred by the lessee, such as expenses related to the removal and dismantling of the underlying asset. The right to use assets recorded under this heading of the consolidated balance sheets are measured after their initial recognition at cost less:

•           The accumulated depreciation and accumulated impairment

•           Any remeasurement of the lease liability.

The interest expense on the lease liability is recorded in the consolidated income statements under the heading “Interest expense” (see note 37). Variable payments not included in the initial measurement of the lease liability are recorded under the heading “Administration costs – Other administrative expense” (see Note 44).

Amortization is calculated using the straight-line method over the lifetime of the lease contract, on the basis of the cost of the assets. The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading "Depreciation and Amortization" (see Note 45).

In case of electing one of the exceptions in order not to recognize the corresponding right to use and the liability in the consolidated balance sheets, payments related to the corresponding lease are recognized in the consolidated income statements, over the contract period, lineally, or in the way that best represents the structure of the lease operation, under the heading "Other operating expense” (see Note 42).

Operating lease and sublease incomes are recognized in the consolidated income statements under the headings “Other operating income” (see Note 42).

As a lessor, lease contracts are classified as finance leases from the inception of the transaction if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset under finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and advances” in the accompanying consolidated balance sheets (see Note 14).

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under "Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease" in the consolidated balance sheets (see Note 17). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating income” and "Other operating expense" (see Note 42).

If a fair value sale and leaseback results in a lease, the profit or loss generated from the effectively transferred part of the sale is recognized in the consolidated income statement at the time of sale (only for the effectively transmitted part).

The assets leased out under operating lease contracts to other entities in the Group are treated in the Consolidated Financial Statements as for own use, and thus rental expense and income is eliminated in consolidation and the corresponding depreciation is recognized.

2.2.19. Entities and branches located in countries with hyperinflationary economies

In accordance with the IFRS-IASB criteria, to determine whether an economy has a high inflation rate the country's economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Argentina

Since 2018, the economy of Argentina has been considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Argentina have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “Financial reporting in hyperinflationary economies“.

During 2020, 2019 and 2018, the increase in the reserves of Group entities located in Argentina derived from the re-expression for hyperinflation (IAS 29) amounts to €343, €470 and €703 million, respectively, of which €228, €313 and €463 million, respectively, have been recorded within “Equity – Accumulated other comprehensive income /(loss)” and €115, €157 and €240 million, respectively, within “Minority interests – Accumulated other comprehensive income/(loss)”. Furthermore, during 2020, 2019 and 2018 the decrease in the reserves of Group entities located in Argentina derived from the conversion (IAS 21) amounted to €482, €460 and €773 million, respectively, of which €320, €305 and €515 million, respectively, have been recorded within “Equity – Accumulated other comprehensive income/(loss)”, and €162, €155 and €258 million, respectively, within “Minority interests – Accumulated other comprehensive income/(loss)”. The net impact of both effects is presented under the caption “Other increases or (-) decreases in equity” in the consolidated statement of changes in equity for the years ended December 31, 2020, 2019 and 2018. The net loss in the profit attributable to the parent company of the Group in 2020, 2019 and 2018 derived from the application of IAS 29 amounted to €148, €190 and €209 million, respectively. In addition, there is a net loss in the profit attributable to the parent company of the Group in 2020, 2019 and 2018 derived from the application of IAS 21 which amounted to €26, €34 and €57 million, respectively.

The breakdown of the General Price Index (“GPI”) and the inflation index used as of December 31, 2020 for the inflation of the financial statements of the Group companies located in Argentina is as follows:

General Price Index
0	2020
GPI	387
Average GPI	331
Inflation of the period	36.5%

Venezuela

Since 2009, the economy of Venezuela has been considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “Financial reporting in hyperinflationary economies“.

The losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €5, €8 and €12 million in 2020, 2019 and 2018, respectively (see Note 2.2.15).

2.3. Recent IFRS pronouncements

Standards and interpretations that became effective in 2020

The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective in 2020.

IAS 1 and IAS 8 – “Definition of Material”

The amendments clarify the definition of “material” in the preparation of the financial statements by aligning the definition of the Conceptual Framework, IAS 1 and IAS 8 (which, before such amendment, contained similar but not identical definitions). The new definition of material is as follows: “information is material if its omission, misrepresentation or obscuration can reasonably be expected to influence the decisions made by the primary users of a specific entity’s general purpose financial statements, based on those financial statements.”

The implementation of this standard has had no significant impact on the Group´s consolidated financial statements.

IFRS 3 – “Definition of a business”

The amendment clarifies the difference between “acquiring a business” or “acquiring a group of assets” for accounting purposes. To determine whether a transaction is the acquisition of a business, an entity has to evaluate and conclude that the following two conditions are met:

•           The fair value of the assets acquired is not in a single asset or group of similar assets.

•           The set of acquired activities and assets includes, as a minimum, an input and a substantive process that together contribute to the ability to create products.

The implementation of this standard has had no significant impact on the Group´s consolidated financial statements.

IFRS 9, IAS 39 and IFRS 7 – Modifications – IBOR Reform

The IBOR Reform (Phase 1) refers to the amendments issued by the IASB on IFRS 9, IAS 39 and IFRS 7 to avoid that some accounting hedges have to be discontinued in the period before the reform of the reference rates becomes effective. BBVA Group applies IAS 39 for hedge accounting, and therefore the amendments to IFRS 9 referred to in this section do not apply.

In some cases, and/or jurisdictions, there may exist uncertainty about the future of some reference rates or their impact on the entity’s contracts, which directly causes uncertainty about the timing or amounts of cash flows of the hedged instrument or the hedging instrument. Due to such uncertainties, some entities may be forced to discontinue an accounting hedge, or not be able to designate new hedging relationships.

Consequently, the amendments include several temporary simplifications of the requirements for the application of hedge accounting which apply to all hedging relationships that are affected by the uncertainty arising from the Reform. A hedging relationship is affected by the reform if it generates uncertainty about the timing or amount of cash flows of the hedged financial instrument or the hedge linked to the specific benchmark. The simplifications refer to the requirements on the highly probable future transaction in cash flow hedges, on prospective and retrospective effectiveness (exemption from compliance with the 80%-125% effectiveness ratio) and on the need to separately identify the risk component.

As the amendments aim is to provide temporary exceptions to the application of certain specific hedge accounting requirements, these exceptions should terminate once the uncertainty is resolved or the hedge ceases to exist.

The Group also has cash flow and fair value hedge accounting relationships which are exposed to different IBORS, predominantly EURIBOR, LIBOR in US dollars and to a much lesser degree Sterling LIBOR and other benchmark interest rates. The Group considers that the amendments to IAS 39 and IFRS 7 are applicable when there is uncertainty about future cash flows.

The nominal amount of the hedging instruments directly affected by the IBOR reform as of December 31, 2020 is the following:

Millions of Euros
	LIBOR USD	LIBOR GBP	Other - TIIE (*)	TOTAL
Cash flow hedges	9,084	-	574	9,658
Fair value hedges	10,608	266	1,477	12,351

 (*) Equilibrium Interbank Interest Rate used in Mexico.

As of December 31, 2020, the Group considers that, in general, there is no uncertainty regarding EURIBOR as it has been replaced by the hybrid EURIBOR which uses a methodology that meets the standards required by the various international organizations. In the case of accounting hedges which are referenced to other benchmark interest rates, despite the uncertainty, based on the simplifications provided by the standard, the hedging relationships for the annual period that ended on December 31, 2020, will not be affected by the IBOR reform.

IFRS 16 –Leases – COVID-19 modifications

On May 28, 2020, the IASB approved an amendment to IFRS 16 to include a practical expedient to the accounting treatment for rent concessions (payment deferrals and temporary rent reductions) that occur due to a direct consequence of COVID-19 (see Note 1.5).

The amendment permits lessees to account for rent concessions as if they were not lease modifications to the initial ones.  It is applicable to rent concessions related to COVID-19, which reduces lease payments before June 30, 2021. This amendment is effective from June 1, 2020.

The implementation of this standard has had no significant impact on the Group´s consolidated financial statements.

Standards and interpretations issued but not yet effective as of December 31, 2020

The following new International Financial Reporting Standards together with their Interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not mandatory as of December 31, 2020. Although in some cases the International Accounting Standards Board (“IASB”) allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Modifications - IBOR reform

On August 27, 2020, the IASB issued the second phase of the IBOR reform that involves the introduction of amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, to ensure that the financial statements reflect the economic effects of the IBOR reform. The amendments focus on the accounting for financial instruments once a new benchmark has been introduced.

Such modifications introduce the practical simplification of accounting for changes in the cash flows of the financial instruments directly caused by the IBOR reform and, if they take place under an “economically equivalent” context, through the effective interest rate of the financial instrument update. Similarly, a practical simplification will be applied to IFRS 16 “Leases” for leases, when accounting for modifications in lease agreements as a consequence of the IBOR reform. Additionally, some exemptions to the hedging requirements are introduced so as not to discontinue certain hedging relationships. However, similar to the phase 1 amendments, these phase 2 amendments do not provide exceptions to the valuation requirements applicable to hedged items and hedging instruments in accordance with IFRS 9 or IAS 39. Thus, once the new benchmark has been implemented, the hedged items and hedging instruments must be valued according to the new index, and any possible ineffectiveness that may exist in the hedge will be recognized in profit or loss. On the other hand, new disclosures are introduced.

The IBOR transition is considered to be a complex initiative, which affects BBVA Group in different geographical areas and business lines, as well as in a multitude of products, systems and processes. Therefore, BBVA Group has established an IBOR transition program, provided with a robust governance structure by means of an Executive Steering Committee, with representation from senior management of the affected areas, which reports directly to the Group's Global Leadership Team. At the local level, each geography has defined a local governance structure with the participation of senior management. The coordination between geographies is realized through the Project Management Office (PMO) and the Global Working Groups that incorporate a multi-geographic and transversal view on the areas of Legal, Risk, Regulatory, Engineering, Finance and Accounting. The project also involves both Corporate Assurance of the different geographies and business lines and Global Corporate Assurance of the Group.

The IBOR transition project within BBVA Group takes into account the different approaches and timings of transition to the new RFRs (risk-free rate) when evaluating the economic, operational, legal, financial, reputational or compliance risks associated with the transition, as well as defining the lines of action to mitigate them. A relevant aspect of this transition is its impact on contracts referenced to LIBOR (mainly dollar) and EONIA rates that mature after 2021. In this regard, in the case of the EONIA, BBVA aims to carry out a novation of the contracts maturing after 2021 (it should be noted that these exposures are immaterial in the Group) and has already begun, proactively, the renegotiation of collateral contracts to adapt them to the operations against clearing houses homogeneously which already migrated last July. The Group already has new fallbacks in place which incorporate the €STR as a replacement rate, as well as language to incorporate this benchmark as the main reference rate in new contracts. In the case of LIBOR, BBVA Group has identified the stock of contracts expiring after 2021 and is working on the implementation of tools/systems that will allow the stock to be migrated to solutions such as those proposed by ISDA (Group entities are either already adhering to the ISDA protocol or in the process of doing so). Likewise, BBVA Group continues to work on adapting all its systems and processes to deal with alternative Risk Free Rates, such as SOFR and SONIA. In the case of EURIBOR, the European authorities have encouraged amendments of its methodology so that it complies with the requirements of the European Regulation on Benchmarks. BBVA actively participates in various working groups, including the EURO RFR WG which works specifically, amongst others, on the definition of fallbacks in contracts, in anticipation of an option to change the index in the future.

BBVA Group has a significant number of financial assets and liabilities referenced to IBOR rates, especially EURIBOR, which are used, among others, in loans, deposits, debt issuances and financial derivatives. Furthermore, although the exposure to EONIA is lower in the banking book, this benchmark interest rate is used in financial derivatives in the trading book, as well as in the collateral agreements and most are booked in Spain. In the case of LIBOR, the USD is the most relevant currency for both cash products and financial derivatives in the banking book and the trading book. Other LIBOR currencies (CHF, GBP and JPY) have a much lower specific weight.

These modifications introduced in the second phase of the reform will be mandatory as of January 2021, with possible early adoption. In this sense, based on the progress of the transition to the new indices in the Group, the BBVA Group has considered that it is not necessary to early adopt IBOR reform phase 2 in the BBVA Group in 2020. On January 13, 2021, the European Commission has endorsed the aforementioned modifications.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the accounting for insurance contracts and supersedes IFRS 4. The new standard introduces a single accounting model for all insurance contracts and requires the entities to use updated assumptions.

An entity shall divide the contracts into groups and recognize and measure groups of insurance contracts at the total of:

•           the fulfilment cash flows, that comprises the estimate of future cash flows, an adjustment to reflect the time value of money and the financial risk associated with the future cash flows and a risk adjustment for non-financial risk; and

•           the contractual service margin that represents the unearned profit.

The amounts recognized in the consolidated income statement shall be disaggregated into insurance revenue, insurance service expenses and insurance finance income or expenses. Insurance revenue and insurance service expenses shall exclude any investment components. Insurance revenue shall be recognized over the period the entity provides insurance coverage and in proportion to the value of the provision of coverage that the insurer provides in the period.

This Standard will be applied to the accounting years starting on or after January 1, 2023. In 2019, the Group established an IFRS 17 implementation project with the objective of harmonizing the criteria in the Group and with the participation of all the affected areas.

Amendments to IFRS 4 Insurance Contracts

The amendment to IFRS 4 includes a deferral in the temporary exception option regarding the application of IFRS 9 for entities whose business model is predominantly an insurance model until January 1, 2023, aligning it with the entry into force of the IFRS 17 Insurance Contracts rule. This modification will be applicable from January 1, 2021, although it will not have an impact on the Group since the Bank will not take such option.

3. BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.

The following information is detailed in the appendices of these consolidated financial statements of the Group for the year ended December 31, 2020:

•             Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.

•             Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.

•             Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.

•             Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.

The following table sets forth information related to the Group’s total assets as of December 31, 2020, 2019 and 2018, broken down by the Group’s entities according to their activity:

Contribution to Consolidated Group total assets. Entities by main activities (Millions of euros)
	2020	2019	2018
Banking and other financial services	705,683	666,366	646,199
Insurance and pension fund managing companies	28,667	29,300	26,684
Other non-financial services	1,826	2,071	2,793
Total	736,176	697,737	675,675

The total assets and results of operations broken down by operating segments are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, the United States and Turkey, with active presence in other countries, as shown below:

•           Spain

The Group’s activity in Spain is mainly carried out through Banco Bilbao Vizcaya Argentaria, S.A. The Group also has other entities that mainly operate in Spain’s banking sector and insurance sector.

•           Mexico

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through BBVA Mexico.

•           South America

The BBVA Group’s activities in South America are mainly focused on the banking, financial and insurance sectors, in the following countries: Argentina, Colombia, Peru, Uruguay and Chile. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2020, are consolidated (see Note 2.1).

•           The United States

The Group’s activity in the United States is mainly carried out through the BBVA, S.A. New York branch, the Houston branch of  BBVA Mexico, the stake in Propel Venture Partners and the business developed through its broker dealer BBVA Securities Inc. and a representative office in Silicon Valley (California). Regarding the sale agreement reached with PNC, it includes BBVA USA and other subsidiaries in the United States with activities related to the banking activity (see below “Significant transactions in the Group in 2020” in this same Note).

•           Turkey

The Group’s activity in Turkey is mainly carried out through the Garanti BBVA Group.

•           Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Switzerland, Italy, Germany, the Netherlands, Finland and Romania, and branches in Germany, Belgium, France, Italy, Portugal and the United Kingdom.

•           Asia-Pacific

The Group’s activity in this region is carried out through the Bank branches (in Taipei, Tokyo, Hong Kong, Singapore and Shanghai) and representative offices (in Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).

Significant transactions in the Group in 2020

Divestitures

Agreement for the sale of BBVA’s U.S. subsidiary to PNC Financial Service Group

On November 15, 2020, BBVA reached an agreement with The PNC Financial Services Group, Inc. for the sale of 100% of the capital stock of its subsidiary BBVA USA Bancshares, Inc., which in turn owns all the capital stock of the bank, BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business.

The agreement reached does not include the sale of the institutional business of the BBVA Group developed through its broker dealer BBVA Securities Inc. nor the participation in Propel Venture Partners US Fund I, L.P. which will be transferred by BBVA USA Bancshares, Inc. to entities of the BBVA Group prior to the closing of the transaction. In addition, BBVA will continue to develop the wholesale business that it currently carries out through its branch in New York.

The price of the transaction amounts to approximately $11,600 million. The price will be fully paid in cash.

It is expected that the transaction would result in a positive impact on BBVA Group’s Common Equity Tier 1 ratio (fully loaded) of approximately 294 basis points and positive results (net of taxes) of approximately €580 million (calculated at an exchange rate 1.20 EUR /USD). During the year ended December 31, 2020, approximately €300 million has been recognized for the entities to be disposed of (which corresponds to the results of the entities to be disposed of recognized in the caption Profit (loss) after tax from discontinued operations excluding the impacts of the impairment of goodwill), as well as an approximately positive impact of 9 basis points of Common Equity Tier I (fully loaded).

The closing of the transaction is subject to obtaining regulatory authorizations from the competent authorities. It is estimated that the closing of the transaction would take place in mid 2021.

Note 21 shows, among other information the condensed balance sheets of the entities to be disposed of as of December 31, 2020, 2019 and 2018 and the related condensed income statements as of and for the years ended December 31, 2020, 2019 and 2018.

Alliance with Allianz, Compañía de Seguros y Reaseguros, S.A.

On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in order to develop the non-life insurance business in Spain, excluding the health insurance line of the business.

On December 14, 2020, once the required authorizations had been obtained, BBVA completed the operation and announced the transfer to Allianz, Compañía de Seguros y Reaseguros, S.A. of half plus one share of the company BBVA Allianz Seguros y Reaseguros, SA, for which it received €274 million, without taking into account a variable part of the price (up to 100 million euros depending on certain objectives and planned milestones). This operation has resulted in a profit net of taxes of 304 million euros and a positive impact on the fully loaded CET1 of the BBVA Group of 7 basis points.

Significant transactions in the Group in 2019

Divestitures

Sale of BBVA’s stake in BBVA Paraguay

On August 7, 2019, BBVA reached an agreement with Banco GNB Paraguay, S.A., an affiliate of Grupo Financiero Gilinski, for the sale of its wholly-owned subsidiary Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”). BBVA owned, directly and indirectly, 100% of its share capital in BBVA Paraguay.

On January 22, 2021 and after obtaining all required authorizations, BBVA has completed the sale to Banco GNB Paraguay, S.A., an affiliate of Grupo Gilinski, of its 100% direct and indirect stake share capital in Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”).

The amount received by BBVA amounts to approximately USD250 million (approximately €210 million). The transaction results in a capital loss of approximately €9 million net of taxes. A positive impact on BBVA Group’s Common Equity Tier 1 (fully loaded) of approximately 6 basis points is estimated to be recognized during the first quarter of 2021 (see Note 56).

Significant transactions in the Group in 2018

Divestitures

Sale of BBVA’s stake in BBVA Chile

On November 28, 2017, BBVA received a binding offer (the “Offer”) from The Bank of Nova Scotia group (“Scotiabank”) for the acquisition of BBVA’s stake in Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”) as well as in other companies of the Group in Chile with operations that are complementary to the banking business (amongst them, BBVA Seguros Vida, S.A.). BBVA owned approximately, directly and indirectly, 68.19% of BBVA Chile share capital. On December 5, 2017, BBVA accepted the Offer and entered into a sale and purchase agreement and the sale was completed on July, 6, 2018.

The consideration received in cash by BBVA as consequence of the referred sale amounted to, approximately, USD 2,200 million. The transaction resulted in a capital gain, net of taxes, of €633 million, which was recognized in 2018.

Agreement for the creation of a joint-venture and transfer of the real estate business in Spain

On November 29, 2017, BBVA reached an agreement with a subsidiary of Cerberus Capital Management, L.P. (“Cerberus”) for the creation of a “joint venture” to which an important part of the real estate business of BBVA in Spain was transferred (the “Business”).

The Business comprises: (i) foreclosed real estate assets (the “REOs”), with a gross book value of approximately €13,000 million, taking as starting point the position of the REOs as of June 26, 2017; and (ii) the necessary assets and employees to manage the Business in an autonomous manner. For the purpose of the agreement with Cerberus, the whole Business was valued at approximately €5,000 million.

On October 10, 2018, after obtaining all required authorizations, BBVA completed the transfer of the real estate business in Spain. Closing of the transaction has resulted in the sale of 80% of the share capital of the company Divarian Propiedad, S.A. to an entity managed by Cerberus. Divarian is the company to which the BBVA Group has contributed the Business.

The transaction did not have a significant impact on BBVA Group’s attributable profit of 2018 or the Common Equity Tier 1 (fully loaded) as of December 31, 2018.

4. Shareholder remuneration system

Cash Dividends

Throughout 2018, 2019 and 2020, BBVA’s Board of Directors approved the payment of the following dividends (interim or final dividends) fully in cash, recorded in “Total Equity- Interim Dividends” and “Total Equity – Retained earnings” of the consolidated balance sheet of the relevant year:

•           The Annual General Meeting of BBVA held on March 16, 2018 approved, under item 1 of the Agenda, the payment of a final dividend for 2017, in addition to other dividends previously paid, in cash for an amount equal to €0.15 (€0.1215 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 10, 2018, after deducting treasury shares held by the Group’s companies, amounted to €996 million and is recognized under heading “Total equity- Retained earnings” of the consolidated balance sheet as of December 31, 2018.

•           The Board of Directors, at its meeting held on September 26, 2018, approved the payment in cash of €0.10 (€0.081 net of withholding tax) per BBVA share, as gross interim dividend against 2018 results. The total amount paid to shareholders on October 10, 2018, after deducting treasury shares held by the Group's companies, amounted to €663 million and is recognized under the heading “Total equity- Interim dividends” of the consolidated balance sheet as of December 31, 2018.

•           The Annual General Meeting of BBVA held on March 15, 2019, approved, under item 1 of the Agenda, the payment of a final dividend for 2018, in addition to other dividends previously paid, in cash for an amount equal to €0.16 (€0.1296 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 10, 2019, after deducting treasury shares held by the Group’s Companies, amounted to €1,064 million and is recognized under the heading “Total equity- Retained earnings” of the consolidated balance sheet as of December 31, 2019.

•           The Board of Directors, at its meeting held on October 2, 2019, approved the payment in cash of €0.10 (€0.081 net of withholding tax) per BBVA share, as gross interim dividend based on 2019 results. The total amount paid to shareholders on October 15, 2019, after deducting treasury shares held by the Group´s companies, amounted to €665 million and is recognized under the heading “Total equity- Interim dividends” of the consolidated balance sheet as of December 31, 2019.

•           The Annual General Meeting of BBVA held on March 13, 2020, approved, under item 1 of the Agenda, the payment of a final dividend for 2019, in addition to other dividends previously paid, in cash for an amount equal to €0.16 (€0.1296 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 9, 2020, after deducting treasury shares held by the Group’s Companies, amounted to €1,065 million and is recognized under the heading “Total equity- Retained earnings” of the consolidated balance sheet as of December 31, 2020.

In accordance with recommendation ECB/2020/19 issued by the ECB on March 27, 2020 on dividend distributions during the COVID-19 pandemic, the Board of Directors of BBVA resolved to modify for the financial year corresponding to 2020 the dividend policy of the Group, announced on February 1, 2017, determining as new policy for 2020 not to pay any dividend amount corresponding to 2020 until the uncertainties caused by COVID-19 disappear and, in any case, not before the end of such fiscal year. On July 27, 2020, the ECB prolonged this recommendation until January 1, 2021 by adopting recommendation ECB/2020/35.

On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing recommendation ECB/2020/35 and recommending that significant credit institutions exercise extreme prudence when deciding on or paying out dividends or performing share buy-backs aimed at remunerating shareholders. Recommendation ECB/2020/62 circumscribes prudent distributions to results of 2019 and 2020 but excluding distributions regarding 2021 until September 30, 2021, when the ECB will reevaluate the economic situation. BBVA intends to reinstate its dividend policy of the Group announced on February 1, 2017 once the recommendation ECB/2020/62 is repealed and there are no additional restrictions or limitations.

Proposal on allocation of earnings of BBVA, S.A. for 2020

The Board of Directors will submit for the approval of the Ordinary General Shareholders’ Meeting the proposal to apply the result of Banco Bilbao Vizcaya Argentaria, S.A. for the 2020 financial year amounting to €2,182 million of losses to the prior years’ losses account. Furthermore, the offsetting of the prior years’ losses will likewise be submitted for approval, the amount of which amounts to €2,182 million, after the application of the 2020 financial year results in accordance with the previous paragraph, against the voluntary reserves account under the "Retained earnings" heading.

Other shareholder remuneration

On January 29, 2021, it was announced that a cash distribution in the amount of €0.059 gross per share as shareholder remuneration in relation to the Group’s result in the 2020 financial year was expected to be submitted to the relevant governing bodies of BBVA for consideration (see Note 56).

5. Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share
	2020	2019 (**)	2018 (**)
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	1,305	3,512	5,400
Adjustment: Additional Tier 1 securities (1)	(387)	(419)	(447)
Profit adjusted (millions of euros) (A)	917	3,093	4,953
Of which: profit from discontinued operations (net of non-controlling interest) (B) (See Note 21)	(1,729)	(758)	704
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (2)	6,668	6,668	6,668
Weighted average number of shares outstanding x corrective factor (3)	6,668	6,668	6,668
Adjusted number of shares - Basic earnings per share (C)	6,655	6,648	6,636
Adjusted number of shares - diluted earnings per share (D)	6,655	6,648	6,636
Earnings (losses) per share (*)	0.14	0.47	0.75
Basic earnings (losses) per share from continued operations (Euros per share)A-B/C	0.40	0.58	0.64
Diluted earnings (losses) per share from continued operations (Euros per share)A-B/D	0.40	0.58	0.64
Basic earnings (losses) per share from discontinued operations (Euros per share)B/C	(0.26)	(0.11)	0.11
Diluted earnings (losses) per share from discontinued operations (Euros per share)B/D	(0.26)	(0.11)	0.11

(1) Remuneration in the year related to contingent convertible securities, recognized in equity (see Note 22.4).

(2) Weighted average number of shares outstanding (millions of euros), excluding weighted average of treasury shares during the year.

(3) Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.

 (*) In 2020, 2019 and 2018 the weighted average number of shares outstanding was 6,668 million and the adjustment of additional Tier 1 securities amounted to €387 million (€419 and €447 million in 2019 and 2018, respectively).

 (**) Restated due to the sale of the stake in BBVA USA (see Notes 3 and 21).

As of December 31, 2020, 2019 and 2018, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same.

6. Operating segment reporting

Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group and, ultimately, into the reportable operating segments themselves.

As of June 2, 2021, the structure of the information by operating segments of the BBVA Group differs from that presented at the end of the 2020 financial year, mainly as a consequence of the exclusion of the United States as an operating segment, as a result of the sale agreement reached with PNC (see Note 3). The core of the business in the United States excluded from this agreement, together with those of the old segment “Rest of Eurasia” has become a new segment called “Rest of Business”.

Due to the agreement reached for the sale of the Group's entire stake in BBVA USA Bancshares, Inc., parent company of the Group companies related to the banking business in the United States, the balance sheet items of the companies for sale and the gains and losses generated by them have been classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (see Notes 2.2.4 and 21). Additionally, balance sheet intra-group adjustments between the Corporate Center and the operating segments have been reallocated to the corresponding operating segments as of and for the years ended December 31, 2020, 2019 and 2018. In addition, certain expenses related to global projects and activities between the Corporate Center and the operating segments have been reallocated as of and for the years ended December 31, 2020, 2019 and 2018. In order to show the historical results of our operating segments as presented based on our new operating segment structure, we have recast our segment financial information as of and for the years ended December 31, 2020, 2019 and 2018.

“Total equity” of the operating segments includes adjustments due to changes in the capital allocation model that reflect the new methodology used to allocate capital by operating segment based on regulatory capital instead of economic capital, as had previously  been used.

The BBVA Group’s operating segments and the agreements reached are summarized below:

•           Spain

Includes mainly the banking and insurance business that the Group carries out in Spain, including the results of the new company BBVA Allianz Seguros y Reaseguros, S.A. (see Note 3).

•           Mexico

Includes banking and insurance businesses in this country as well as the activity of BBVA Mexico in Houston.

•           Turkey

Reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•           South America

Primarily includes the Group´s banking and insurance businesses in the region. In relation to the sale of BBVA Paraguay, the closing of the transaction took place in January 2021 (see Note 3).

•           Rest of Business

Mainly incorporates the wholesale activity carried out in Europe, excluding Spain, and the United States with regard to the New York branch, as well as the institutional business that the Group develops in the United States through its broker-dealer BBVA Securities Inc. It also incorporates the banking business developed through the five BBVA branches located in Asia.

Lastly, Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function and management of structural exchange rate positions. It also includes portfolios whose management is not linked to customer relationships, such as industrial holdings, certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners (which was previously part of our former United States segment). The figures corresponding to 2020 relate to the treatment of the capital gain derived from the sale of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A. The figures corresponding to 2018 relate to the treatment of the net capital gain resulting from the sale of our stake in BBVA Chile (see Note 3).  Additionally, the results obtained by the Group’s businesses in the United States included in the aforementioned agreement with PNC through the date of closing of the transaction have been presented in a single line under the heading “Profit (loss) after tax from discontinued operations” in the income statement of the Corporate Center. BBVA’s 20% stake in Divarian is also included in the Corporate Center.

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2020, 2019 and 2018, is as follows:

Total assets by operating segments (Millions of Euros)
	2020	2019	2018
Spain	410,409	369,943	360,041
Mexico	110,236	109,087	97,428
Turkey	59,585	64,416	66,250
South America	55,436	54,996	54,373
Rest of Business	35,172	32,891	27,826
Subtotal assets by operating segments	670,839	631,334	605,918
Corporate Center and adjustments	65,336	66,403	69,758
Total assets BBVA Group	736,176	697,737	675,675

The following table sets forth certain summarized information relating to results of each operating segment and Corporate Center for the years ended December 31, 2020, 2019 and 2018:

	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (*)
2020
Net interest income	14,592	3,566	5,415	2,783	2,701	291	(164)	-
Gross income	20,166	5,567	7,025	3,573	3,225	839	(63)	-
Operating income	11,079	2,528	4,680	2,544	1,853	372	(898)	-
Operating profit /(loss) before tax	5,248	823	2,475	1,522	896	280	(1,183)	435
Profit from discontinued operations/ Profit from corporate operations, net	(1,729)	-	-	-	-	-	(1,424)	(304)
Net attributable profit (loss)	1,305	652	1,761	563	446	222	(2,339)	-
2019
Net interest income	15,789	3,585	6,209	2,814	3,196	236	(252)	-
Gross income	21,522	5,674	8,034	3,590	3,850	728	(353)	-
Operating income	11,368	2,420	5,383	2,375	2,276	249	(1,336)	-
Operating profit /(loss) before tax	7,046	1,896	3,690	1,341	1,396	222	(1,499)	-
Profit from discontinued operations/ Profit from corporate operations, net	(758)	-	-	-	-	-	(758)	-
Net attributable profit (loss)	3,512	1,436	2,698	506	721	184	(2,032)	-
2018
Net interest income	15,285	3,636	5,568	3,135	3,009	224	(287)	-
Gross income	20,936	5,906	7,193	3,901	3,701	666	(430)	-
Operating income	10,883	2,572	4,800	2,654	1,992	195	(1,330)	-
Operating profit /(loss) before tax	7,565	1,859	3,269	1,444	1,288	207	(1,368)	866
Profit from discontinued operations/ Profit from corporate operations, net	704	-	-	-	-	-	1,337	(633)
Net attributable profit (loss)	5,400	1,450	2,367	567	578	150	289	-

(*) The figures corresponding to 2020 relate to the treatment of the capital gain derived from the sale of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A. The figures corresponding to 2018 relate to the treatment of the net capital gain resulting from the sale of our stake in BBVA Chile (see Note 3).

7. Risk management

7.1. Risk factors

BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected. As part of this process, a forward projection of the risk appetite framework variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

In this context, there are a number of emerging risks that could affect the evolution of the Group's business. These risks are included in the following blocks:

•   The coronavirus (COVID-19) pandemic is adversely affecting the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession in 2020 and relatively moderate activity growth in 2021, so that probably only from 2022 will the GDP levels observed before the crisis recover. Among other challenges, these countries are experiencing widespread increases in unemployment levels and falls in production, while public debt has increased significantly due to support and spending measures implemented by government authorities. In addition, there is an increase in defaults on debts by both companies and individuals, volatility in financial markets, including exchange rates, and falls in the value of assets and investments, all of which have had a negative impact on the Group's in the year 2020 and is expected to continue to affect in the future.

Furthermore, the Group may be affected by the measures adopted by regulatory authorities in the banking sector, including but not limited to, the recent reductions in reference interest rates, the relaxation of prudential requirements, the suspension of dividend payments, the adoption of payment deferrals measures for bank clients (such as those included in Royal Decree Law 11/2020 in Spain, as well as in the CECA-AEB agreement to which BBVA has adhered and which, among other things, allows loan debtors to extend maturities and defer interest payments) and facilities to grant credit through a line of guarantees or public guarantees, especially to companies and the self-employed individuals, as well as any changes in the financial asset purchase programs.

Since the outbreak of COVID-19 pandemic, the Group has experienced a decline in its activity. For example, the granting of new loans to individuals has significantly decreased since the beginning of mobility restriction measures approved in certain countries in which the Group operates. In addition, the Group faces several risks, such as a greater risk of impairment of the value of its assets (including financial instruments valued at fair value, which may undergo significant fluctuations) and of the securities held for liquidity reasons, a possible significant increase in non-performing loans and a negative impact on the cost of the Group's financing and its access to financing (especially in an environment where credit ratings are affected).

Furthermore, in several of the countries in which the Group operates, including Spain, the Group has temporarily closed a significant number of its offices and reduced opening hours to the public, and the teams that provide central services have been working remotely. Although these measures have been gradually reversed due to the continued expansion of the COVID-19 pandemic, it is unclear how long it will take until normal operations can fully resume. On the other hand, the pandemic could adversely affect the business and operations of third parties that provide critical services to the Group and, in particular, the higher demand and / or lower availability of certain resources could in some cases make it more difficult to maintain the service levels. In addition, the generalization of remote work has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.

As a result of the above, the COVID-19 pandemic has had an adverse effect on the Group's results and capital base. During the first half of the year the main accumulated impacts were:

(i)              an increase in the cost of risk associated with the lending activity, mainly due to the deterioration of the macroeconomic environment, which has had a negative impact of €2,009 million in the Group (including the initial adverse effect of the payment deferral) and provisions for credit risk and contingent commitments for €95 million, (see Notes 7.2, 46 and 47); and

(ii)             a deterioration in the goodwill of the Group's subsidiary in the United States, mainly due to the deterioration of the macroeconomic scenario in the United States, which has had a net negative impact of €2,084 million on the Group's attributed profit in this period (although this impact does not affect the tangible book value, nor the solvency or the liquidity of the Group) (see Notes 18.1 and 49).

From June 30, 2020 on, and as a consequence of the general deterioration of the global macroeconomic scenario, its specific effects cannot be isolated, affecting all of the Group's consolidated Financial Statements.

•    Macroeconomic and geopolitical risks

The Global economy is being severely affected by the COVID-19 pandemic. Supply, demand and financial factors caused an unprecedented fall in GDP in the first half of 2020. Supported by strong fiscal and monetary policy measures, as well as greater control over the spread of the virus, global growth rebounded more than expected in the third quarter, before slowing down in the fourth, when the number of infections rose again in many regions, mainly in the United States and Europe. As for 2021, the unfavorable evolution of the pandemic is expected to adversely affect activity in the short term, while new fiscal and monetary stimuli, as well as the administering of coronavirus vaccines, are expected to support recovery from mid-year onwards.

Following the massive fiscal and monetary stimuli to support economic activity and reduce financial tensions, government debt has increased across the board and interest rates have been cut, and are now at historical low levels. Additional countercyclical measures may be required. Similarly, a significant reduction in current stimuli is not expected, at least until the recovery takes hold.

Tensions in the financial markets have moderated rapidly since the end of March 2020, following the decisive actions taken by the main central banks and the fiscal packages announced in many countries. In recent months, the markets have shown relative stability and, at certain times, risk-taking movements. Likewise, progress related to the development of COVID-19 vaccines and prospects for economic recovery should pave the way for financial volatility to persist at relatively low levels in general going forward.

BBVA Research estimates that global GDP contracted by around 2.6% in 2020 and will expand by around 5.3% in 2021 and 4.1% in 2022. Activity will recover gradually and heterogeneously among countries. Various epidemiological, financial and geopolitical factors are also contributing to the persistent exceptionally high uncertainty.

With regard to the banking system, in an environment in which much of the economic activity has been at a stand still for several months, the services provided have played an essential role, basically for two reasons: firstly, the banks have ensured the proper functioning of collections and payments for households and companies, thereby contributing to the maintenance of economic activity; secondly, the granting of new lending or the renewal of existing lending has reduced the impact of the economic slowdown on household and business income. The support provided by the banks over the months of lockdown and public guarantees have been essential in softening the impact of the crisis on companies' liquidity and solvency, meaning that banking has become its main source of funding for most companies.

In terms of profitability, European and Spanish banking have deteriorated, primarily because many entities recorded high provisions for impairment on financial assets in the first two quarters of 2020 as a result of the worsening macroeconomic environment following the pandemic outbreak. Pre-pandemic profitability levels remained far from the levels prior to the previous financial crisis. This is in addition to the accumulation of capital since the previous crisis and the very low interest rate environment that we have been experiencing for several years. Nevertheless, the banks are facing this situation from a healthy position and with solvency that has been constantly increasing since the 2008 crisis, with reinforced capital and liquidity buffers and, therefore, with a greater lending capacity.

The BBVA Group has a General Risk Management and Control Model appropriate to its business model, its organization, the countries in which it operates and its corporate governance system, which allows it to carry out its activity within the framework of the risk management and control strategy and policy defined by the corporate bodies. This model deals with management in global form adapting itself to the circumstances of each moment. This Model is applied integrally in the Group.

 In this sense, from the beginning of the crisis, the BBVA Group implemented specific measures for the proper management of these associated risks, establishing different global initiatives that define the risk management strategy during the crisis, with common action protocols that should be implemented and adapted, when needed, to local needs.

The BBVA Group global risk unit - Global Risk Management (hereinafter, “GRM”) - has increased the frequency and intensity of the evaluation of potential impacts on the different groups and clients, in order to prevent their future evolution, and carried out appropriate adjustments and reclassifications, reinforcing its processes, governance and teams in Holding and countries to act in a coordinated manner, focusing priority on crisis management

Over the past year, it has been found that the pandemic has a global impact, affecting to a greater extent the sectors in which there is a high level of human interaction (transport, especially air transport, leisure, especially hotel establishments, as well as industries and activities dependent on them), regardless of the regional area in question. For this reason, the Bank's risk management has clearly been intensified by sectorial vectors over other conditioning factors such as geographic.

•    Regulatory and reputational risks

Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt industry practices and more efficient and rigorous criteria in its implementation.

The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the entity could raise and might affect the regular course of business. The attitudes and behaviors of the Group and its members are governed by the principles of integrity, honesty, long-term vision and industry practices through, inter alia, the internal control model, the Code of Conduct, the Corporate Principles in tax matters and Responsible Business Strategy of the Group.

•    Business, operational and legal risks

New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control.

The financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are usually party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to other government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result into sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework, in the jurisdictions in which the Group operates, is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings while some regulators are focusing their attention on consumer protection and behavioral risk.

In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain judgments in favor of consumers handed down by national and supranational courts, have increased significantly in recent years and this trend could continue in the future. The legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.

All of the above may result in a significant increase in operating and compliance costs or even a reduction of revenues, and it is possible that an adverse outcome in any proceedings (depending on the amount thereof, the penalties imposed or the procedural or management costs for the Group) could damage the Group's reputation, generate a knock-on effect or otherwise adversely affect the Group.

It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations, but such outcome could be significantly adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings attract resources from the Group and may occupy a great deal of attention on part of the Group's management and employees.

As of December 31, 2020, the Group had €612 million in provisions for the proceedings it is facing (included in the line "Provisions for litigation and pending tax cases" in the consolidated balance sheet) (see Note 25), of which €574 million correspond to legal contingencies and €38 million to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.

As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or otherwise affected by, individually or in the aggregate, if resolved in whole or in part adversely to the Group ́s interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.

Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt). Such investigation includes the provision of services by Cenyt to the Bank. On 29th July, 2019, the Bank was named as an official suspect (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could be constitutive of bribery, revelation of secrets and corruption. On February 3, 2020, the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors have also been named as official suspects in connection with this investigation. The Bank has been and continues to proactively collaborate with the Spanish judicial authorities, including sharing with the courts the relevant information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As of the date of the approval of the consolidated financial statements, no formal accusation against the Bank has been made.

This criminal judicial proceeding is at the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

7.2. Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

The general principles governing credit risk management in the BBVA Group are:

•           Risks taken should comply with the general risk policy established by the Board of Directors of BBVA.

•           Risks taken should be in line with the level of equity and generation of recurring revenue of the BBVA Group prioritizing risk diversification and avoiding relevant concentrations.

•           Risks taken should be identified, measured and assessed and there should be management and monitoring procedures, in addition to sound mitigation and control mechanisms.

•           Risks should be managed in a prudent and integrated manner during their life cycle and their treatment should be based on the type of risk. In addition, portfolios should be actively managed on the basis of a common metric (economic capital).

•           The main criterion when granting credit risks is the capability of the borrower or obligor to fulfill on a timely basis all financial obligations with its business income or source of income without depending upon guarantors, bondsmen or pledged assets.

•           Improve the financial health of our clients, help them in their decision making and in the daily management of their finances based on personalized advice.

•           Help our clients in the transition towards a sustainable future, with a focus on climate change and inclusive and sustainable social development.

Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.

•           At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the channels, procedures, structure and supervision.

•           At the business area level: they are responsible for adapting the Group's criteria to the local realities of each geographical area and for direct management of risk according to the decision-making channel:

•                  Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area, with regard to risks. The changes in weighting and variables of these tools must be validated by the GRM area.

•                  Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group's corporate policies.

The risk function has a decision-making process supported by a structure of committees with a solid governance scheme, which describes their purposes and functioning for a proper performance of their tasks.

Payment deferral

This governance scheme has been fundamental in managing the COVID-19 crisis in all the geographies where the Group operates, where both, assessing the flow of necessary funds for the economies with the rigor in the analysis and monitoring of the credit quality of the exposures.

Since the beginning of the pandemic, the Group has offered payment deferral to its customers (retail, SMEs and wholesale) in all the geographies where it operates. These moratoriums have been both legislative (based on national laws) and non-legislative (based on sectorial or individual schemes), aimed at mitigating the effects of COVID-19. Depending on the cases, the payment of principal and / or interest has been postponed, maintaining the original contract. Generally, these deferrals have been given for a period of less than one year. This measure has been extended to different sectors, being Leisure, Real Estate and Auto the main users. The deadline to qualify for the moratorium has been extended in some geographies in recent months, having already come to an end in Mexico and Argentina. In the others, where this measure is still in force, this period ends in the first quarter of 2021, except Turkey (in May 2021), Colombia (in July 2021) and the USA (in January 2022).

Specifically, the Group's participation in the following moratorium or public guarantee measures by geography stands out:

•           In Spain, payment deferral measures have been covered mainly by Royal Decree Law 8/2020 and 11/2020, as well as the agreement promoted by the Spanish Banking Association (hereinafter “AEB”) to which BBVA has adhered.

The moratoriums covered by the Royal Decree Law have been proposed to the especially vulnerable groups indicated in the regulation. These measures consist of payment deferral of three months of principal and interest. In addition, the possibility of customers joining sector agreements for the remaining term until the limit established has been offered that, once said legal moratorium has expired. By type of customer, they are aimed at individuals, individual or self-employed entrepreneurs, and by type of product, mortgage, personal loans or consumer loans.

The moratoriums granted under the sectorial agreement of the AEB are aimed at individuals for up to 12 months of capital deferral in the case of mortgage loans and up to 6 months in personal loans. Said sector agreement has been in force until September 29, 2020, but it has been extended until March 30, 2021, although the new conditions only provide for the payment deferral of capital in mortgages up to 9 months, remaining 6 months on personal loans.

In addition, the Official Credit Institute (ICO) has published several aid programs aimed at the self-employed, SMEs and companies, through which a guarantee of between 60% and 80% is granted for a period of up to 5 years to the new financing granted. The amount of the guarantee and its length depends on the size of the company and the type of product. The ICO has also subsidized individuals the amount of the rent up to 6 months in loans up to 6 years.

•           In Mexico, the National Banking Commission of Securities (“CNBV”) published official letters P285/2020 of March 26, 2020 and P293/2020 of April 15, 2020, allowing the granting of capital and interest payment deferral for a period 4 months extendable for additional 2 additional months. These measures were mainly used by individuals and companies, affecting mortgage loans, personal loans and consumer loans, including credit cards.

•           In the United States, payment deferral measures have been mainly encouraged by the CARES Act, signed on March 27, 2020, which includes a wide range of supporting measures for companies and individuals, as well as an interagency statement (Office of the Comptroller of the Monetary Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Office of Consumer Financial Protection and National Administration of Credit Unions) of April 7, 2020.

•           In Turkey, in mid March the government announced a program to stimulate the economy (Economic Stability Shield) allowing banks to defer payments for 3 months, with the possibility of extending up to 6 months, which was accompanied by several communications of the Banking Regulation and Supervisory Agency (“BRSA”) in this regard. These supporting measures are granted to both individuals and companies.

Likewise, public support programs have been recognized guaranteeing up to 80% of loans granted to companies for a period of 1 year.

•           In Colombia, the binding legislation for payment deferral comes from the Financial Superintendency, specifically from its Circulars 07/2020 and 14/2020, as well as from Resolution No. 385. The payment deferral consists of the deferral of payments of principal and interest until 6 months. The term to avail themselves of them has been extended until July 2021.

•           In Peru, measures were approved through various official letters issued by the Superintendency of Banking and Insurance (“SBS”), allowing the deferral of principal and interest payments initially up to 6 months and then extended to 12, mainly to individuals, self-employed and small companies.

Additionally, there have been public support programs such as “Reactiva”, “Crecer” or “FAE” aimed at companies and micro-companies with guaranteed amounts that, depending on the program and the type of company, are in a range of between 60% and 98%.

•           In Argentina, payment deferral measures are based on state legislation such as Royal Decree 544/2020 or Decree 319/202, as well as various Central Bank regulations. Aimed at a broad group of customers, they facilitate deferral of capital and interest for up to 3 months.

Certain public support programs offering guarantees of up to 100% to micro-SMEs or individuals and up to 25% to other companies in financing for up to 1 year.

The amount of payment deferrals (existing and completed) and the financing granted with public guarantees given at a Group level, as well as the number of customers of both measures, as of December 31, 2020 are as follows:

Amount of payment deferral and financing with public guarantees as of December 31, 2020 (Millions of Euros)
	Payment deferral				Financing with public guarantees
	Existing	Completed	Total	Number of customers	Total	Number of customers	Total Payment deferral and guarantees	(%) credit investment
Group	6,803	27,025	33,828	2,843,977	18,619	271,870	52,446	13.1%

The amount of payment deferrals (existing and completed) and financing granted with public guarantees given at a Group level, broken down by segment, as of December 31, 2020 are as follows:

Amount of payment deferral and financing with public guarantees as of December 31, 2020 (Millions of Euros)
	Payment deferral			Financing with public guarantees
	Existing	Completed	Total
Group	6,803	27,025	33,828	18,619
Customers	4,657	16,676	21,333	1,237
Of which: Mortgages	3,664	8,723	12,387	1
SMEs	1,031	5,056	6,087	11,373
Non-financial corporations	1,055	5,095	6,150	5,930
Other	60	198	258	79

Amount of payment deferral by stages as of December 31, 2020 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Group	21,670	9,761	2,397	33,828
Customers	13,608	5,920	1,805	21,333
Of which: Mortgages	8,310	3,163	914	12,387
SMEs	4,326	1,461	299	6,087
Non-financial corporations	3,495	2,362	293	6,150
Other	240	17	-	258

The payment deferral measures for bank customers result in the temporary suspension, total or partial, of the contractual obligations with a deferral for a specific period of time. Considering that the payment deferrals granted in connection with COVID-19 provide temporary relief to debtors and that the economic value of the affected loans has not been significantly impacted, the payment deferral measures granted have not been considered substantial contractual modifications and, therefore, modified loans are accounted for as a continuation of the originals. When a payment deferral does not generate interest collection rights, a temporary loss of value is triggered for the transaction, which is calculated as the difference between the current value of the original and the modified cash flows, both discounted at the effective interest rate of the original transaction. The difference is recognized at the initial time in the income statement under the heading “Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss or net gains by modification” in the balance sheet as a reduction of the asset value of the loans. From that point on, said correction accrues as net interest income at the original effective interest rate within the period of the payment deferral. Thus, at the end of the moratorium period, the impact on net attributed profit is basically neutral.  As of December 31, 2020, the temporary value loss of the payment deferral included in the consolidated income statements amounted to €304 million, from which €300 million have already been recognized as a higher interest margin as of that date.

Regarding the classification of exposures according to their credit risk, the Group has maintained a rigorous application of IFRS 9 when granting the payment deferrals and has reinforced the procedures for monitoring credit risk both throughout the life of the transactions and at their maturity.

This means that the payment deferrals granting does not imply in itself an automatic trigger for a significant increase in risk and that the transactions subject to the payment deferrals are initially classified in the stage they had previously, unless, based on their risk profile, they should be classified in a worse stage. On the other hand, as evidence of payment has ceased to exist or has been reduced, the Group has introduced additional indicators or segmentations to identify the significant increase in credit risk that may have occurred in some transactions or a set of them and, where appropriate, it has been classified in Stage 2. Furthermore, the indications provided by the European Banking Authority (EBA) have been taken into account to not consider forbearance the payment deferrals that meet a series of requirements. All this without prejudice to maintaining its consideration as a forbearance if it was previously qualified as such or classifying the exposure in the corresponding stage previously stated.

On the other hand, the treatment planned for the payment deferrals that expire and may require additional support will be in accordance with the updated evaluation of the customer's credit quality and the characteristics of the solution granted. If applicable, they will be treated as Refinancing or Restructuring as described in Note 7.2.7 of the Financial Statements.

Regarding public support for the loans’ lending, it does not affect the evaluation of the significant increase in risk since it is valued through the credit quality of the instrument. However, in estimating the expected loss, the existence of the guarantor implies a possible reduction in the level of provisions necessary since, for the hedged part, the loss that would be incurred in the foreclosure of the guarantee is taken into account.

The public guarantees granted in the different geographies in which the Group operates have been considered as an integral part of the terms and conditions of the loans granted under the consideration that the guarantees are granted at the same time that the financing is granted to the client and in a way inseparable from it.

7.2.1. Measurement of Expected Credit Loss (ECL)

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimation removing any conservatism or optimism, including the time value of money and a forward-looking perspective (including the economic forecast), all this based on the information that is available at a certain point in time and that is reasonable and bearable with respect to future economic conditions.

Therefore, the recognition and measurement of expected credit losses is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into the ECL model.

The modeling of the ECL calculation is subject to a governance system that is common to the entire Group. Within this common framework, each geography makes the necessary adaptations to capture its particularities. The methodology, assumptions and observations used by each geography are reviewed annually, and after a validation and approval process, the outcome of this review is incorporated into the ECL calculations.

Risk parameters by homogeneous groups

Expected losses can be estimated both individually and collectively. Regarding the collective estimate, the instruments are distributed in homogeneous groups (segments) that share similar risk characteristics. Following the guidelines established by the Group for the development of models under IFRS 9, each geography performs the grouping based on the information available, its representativeness or relevance and compliance with the necessary statistical requirements.

Depending on the portfolio or the parameter being estimated, one risk driver or another will apply and different segments will reflect differences in PDs and LGDs. Thus, in each segment, changes in the level of credit risk will respond to the impact of changing conditions on the common range of credit risk drivers. The effect on the group’s credit risk in response to changes in forward-looking information will be considered as well. Macroeconomic modeling for each segment is carried out using some of the shared risk characteristics.

These segments share credit risk characteristics such that changes in credit risk in a part of the portfolio are not concealed by the performance of other parts of the portfolio. In that sense, the methodology developed for ECL estimation indicates the risk drivers that have to be taken into account for PD segmentation purposes, depending on whether the estimation is for retail or wholesale portfolios.

As an example of the variables that can be taken into consideration to determine the final models, the following stand out:

•           PD - Retail: Contractual residual maturity, credit risk scoring, type of product, days past due, forbearance, time on books, time to maturity, nationality of the debtor, sale channel, original term, indicator of credit card activity, percentage of initial drawn balance.

•           PD - Wholesale: Credit Risk Rating, type of product, watch-list level, forbearance (client), time to maturity, industry sector, updated balance (y/n), written off, grace period.

•           LGD – retail: credit Risk Scoring, segment, type of product, secured / unsecured, type of collateral, sales channel, nationality, business area, debtor’s commercial segment, forbearance (account) EAD (this risk driver could be correlated with the time on books or the LTV so, before including it, an assessment should be done in order to avoid a double counting effect), time on default of the account (for defaulted exposures), geographical location.

•           LGD - wholesale: credit Risk Rating, geographical location, segment, type of product, secured / Unsecured, type of collateral, business area, forbearance (client), debtor’s commercial segment time on default of the deal (for defaulted exposures).

•           CCF: wholesale/retail, percentage of initial drawn balance, debtor’s commercial segment, days past due, forbearance, credit limit activity, time on books.

In the BBVA Group, the expected losses calculated are based on the internal models developed for all the Group's portfolios, unless clients are subject to individualized estimates.

Exposures with other credit institutions, sovereign debt or with public administrations are characterized by a low number of defaults, so the Group's historical bases do not contain sufficiently representative information to build impairment models based on them. However, there are external sources of information that, based on broader observations, are capable of providing the necessary inputs to develop models of expected losses. Therefore, based on the rating assigned to these exposures and taking into account the inputs obtained from these sources, the calculations of expected losses are developed internally, including their projection based on the macroeconomic perspectives.

Individual estimation of expected credit losses

The Group periodically and individually reviews the situation and credit rating of its customers, regardless of their classification, taking into consideration the information deemed necessary to do so. It also has procedures in place within the risk management framework to identify the factors that may lead to increased risk and, consequently, to a greater need for provisions.

The monitoring model established by the Group consists of continuously monitoring the risks to which it is exposed, which guarantees their proper classification in the different categories of IFRS 9. The original analysis of the exposures is reviewed through the procedures for updating the rating tools (rating and scoring), which periodically review the financial situation of clients, influencing the classification by stages of exposures.

Within this credit risk management framework, the Group has procedures that guarantee the review, at least annually, of all its wholesale counterparties through the so-called financial programs, which include the current and proposed positioning of the Group with the customer in terms of credit risk. This review is based on a detailed analysis of the client's up-to-date financial situation, which is complemented by other information available in relation to individual perspectives on business performance, industry trends, macroeconomic prospects or other public data. As a result of this analysis, the preliminary rating of the client is obtained, which, after undergoing the internal procedure, can be revised down if deemed appropriate (for example, general economic environment or evolution of the sector). These factors in addition to the information that the client can provide are used to review the ratings even before the scheduled financial plan reviews are conducted if circumstances warrant.

Additionally, the Group has established procedures to identify wholesale customers in the internal Watch List category, which is defined as that risk in which, derived from an individualized credit analysis, an increase in credit risk is observed, either due to economic or financial difficulties or because they have suffered, or are expected to suffer, adverse situations in their environment, without meeting the criteria for classification as impaired risk. Under this procedure, all a customer's Watch List exposures are considered Stage 2 regardless of when they originated, if as a result of the analysis the customer is considered to have significantly increased risk.

Finally, the Group has so-called Workout Committees, both local and corporate, which analyze not only the situation and evolution of significant clients in Watch List and doubtful situations, but also those significant clients in which, without having still rated on Watch List, they may present some Stage 2 rated exposure for a quantitative reason (PD comparison from origination). This analysis is carried out in order to decide if, derived from this situation, all the client's exposures should be considered in the Watch List category, which would imply the migration of all the client's operations to Stage 2 regardless of the date on which they originated.

With this, the Group supports an individualized review of the credit quality of its wholesale counterparties, identifying the situations in which a change in the risk profile of these clients may have occurred and proceeding, where appropriate, to estimate individualized credit losses.  Along with this review, the Group individually estimates the expected losses of those clients whose total exposure exceeds certain thresholds, including those that part of their operations may be classified in stage 1 and part in stage 2. In setting thresholds, each geography determines the minimum amount of a client's exposure whose expected losses must be estimated individually taking into account the following:

•           For clients with exposures in stage 3. The analysis of clients with total risk above this threshold implies analyzing at least 40% of the total risk of the wholesale portfolio in stage 3. Although the calibration of the threshold is done on the wholesale portfolio, clients of other portfolios must be analyzed if they exceed the threshold, staying in Stage 3.

•           For all other situations. The analysis of clients with total risk above this threshold implies analyzing at least 20% of the total risk of the Watch List wholesale portfolio. Although the threshold calibration is carried out on the exposure classified as Watch List, wholesale clients or clients belonging to other portfolios that have exposures classified in stage 2 and whose total exposure exceeds the mentioned threshold must be analyzed individually, considering both the exposures classified in stage 1 as in stage 2.

Regarding the methodology for the individual estimation of expected losses, it should be mentioned, firstly, that these are measured as the difference between the asset’s carrying amount and the estimated future cash flows discounted at the financial asset’s effective interest

The estimated recoverable amount should correspond to the amount calculated under the following method:

•           The present value of estimated future cash flows discounted at the financial asset’s original effective interest rate; and

•           The estimation of the recoverable amount of a collateralized exposure reflects the cash flows that may result from the liquidation of the collateral.

The estimated future cash flows depend on the type of approach applied, which can be:

Going concern scenario: when the entity has updated and reliable information about the solvency and ability of payment of the holders or guarantors. The operating cash flows of the debtor, or the guarantor, continue and can be used to repay the financial debt to all creditors. In addition, collateral may be exercised to the extent it does not influence operating cash flows. The following aspects should be taken into account:

•           Future operating cash flows should be based on the financial statements of the debtor.

•           When the projections made on these financial statements assume a growth rate, a constant or decreasing growth rate must be used over a maximum growth period of 3 to 5 years, and subsequently constant cash flows

•           The growth rate should be based on the analysis of the evolution of the debtor's financial statements or on a sound and applicable business restructuring plan, taking into account the resulting changes in the structure of the company (for example, due to divestments or the interruption of unprofitable lines of business).

•           (Re)-investments that are needed to preserve cash flows should be considered, as well as any foreseeable future cash-flow changes (e.g. if a patent or a long-term loan expires).

•           When the recoverability of the exposure relies on the realization of the disposal of some assets by the debtor, the selling price should reflect the estimated future cash flows that may result from the sale of the assets less the estimated costs associated with the disposal.

Gone concern scenario: when the entity does not have updated and reliable information, it should consider that the estimation of loan receivable flows is of high uncertainty. Estimation should be carried out through the estimation of recoverable amounts from the effective real guarantees received. It will not be admissible as effective guarantees, those whose effectiveness depends substantially on the creditworthiness of the debtor or economic group in which it takes part. Under a gone concern scenario, the collateral is exercised and the operating cash flows of the debtor cease. This could be the case if:

•           The exposure has been past due for a long period. There is a rebuttable presumption that the allowance should be estimated under a gone concern criterion when arrears are greater than 18 months.

•           Future operating cash flows of the debtor are estimated to be low or negative.

•           Exposure is significantly collateralized, and this collateral is central to cash-flow generation

•            There is a significant degree of uncertainty surrounding the estimation of the future cash flows. This would be the case if the earnings before interest, taxes, depreciation and amortization (EBITDA) of the two previous years had been negative, or if the business plans of the previous years had been flawed (due to material discrepancies in the back-testing)

•            Insufficient information is available to perform a going concern analysis

Significant increase in credit risk

As indicated in Note 2.2, the criteria for identifying the significant increase in risk are applied consistently throughout the Group, distinguishing between quantitative reasons or by comparison of probabilities of default and qualitative reasons (more than 30 days of default, watch list consideration or non-impaired refinancing).

To manage credit risk, the Group uses all relevant information that is available and that may affect the credit quality of the exposures. This information may come mainly from the internal processes of admission, analysis and monitoring of operations, from the strategy defined by the Group regarding the price of operations or distribution by geographies, products or sectors of activity, from the observance of the macroeconomic environment, from market data such as interest rate curves, or prices of the different financial instruments, or from external sources of credit rating.

This set of information is the basis for determining the rating and scoring (see note 7.1.4 for more information on rating and scoring systems) corresponding to each of the exposures and which are assigned a probability of default (PD) that, as already mentioned, it undergoes an annual review process that assesses its representativeness (backtesting) and is updated with new observations. Furthermore, the projection of these PDs over time has been modeled based on macroeconomic expectations, which allows obtaining the probabilities of default throughout the life of the operations.

Based on this common methodology, and in accordance with the provisions of IFRS 9 and the EBA guidelines on credit risk management practices (EBA / GL / 2017/06), each geography has established absolute and relative thresholds for identifying whether the expected changes in the probabilities of default have increased significantly compared to the initial moment, adapted to the particularities of each one of them in terms of origination levels, product characteristics, distribution by sectors or portfolios, and macroeconomic situation. To establish the aforementioned thresholds, a series of general principles are considered, such as:

Uniformity: Based on the rating and scoring systems that, in a homogeneous manner, are implemented in the Group's units.

 Stability: The thresholds must be established to identify the significant increase in risk produced in exposures since their initial recognition and not only to identify those situations in which it is already foreseeable that they will reach the level of impairment. For this reason, it is to be expected that of the total exposures there will always be a representative group for which said increased risk is identified.

 Anticipation: The thresholds must consider the identification of the increased risk in advance with respect to the recognition of the exposures as impaired or even before a real default occurs. The calibration of the thresholds should minimize the cases in which the instruments are classified in stage 3 without having previously been recognized as stage 2.

 Indicators or metrics: It is expected that the classification of the exposures in stage 2 will have sufficient permanence to allow them to develop an anticipatory management of them before, where appropriate, they end up migrating to stage 3.

 Symmetry: IFRS 9 provides for a symmetric treatment both to identify the significant increase in risk and to identify that it has disappeared, so the thresholds also work to improve the credit classification of exposures. In this sense, it is expected that the cases in which the exhibitions that improve from stage 3 are directly classified into stage 1 will be minimal.

The identification of the significant increase in risk from the comparison of the probabilities of default should be the main reason why exposures in stage 2 are recognized.

Specifically, a contract will be transferred to stage 2 when the following two conditions are met by comparing the current PD values and the origination PD values:

Current PD – Origination PD> Absolute threshold (pbs)

These absolute and relative thresholds are consistently established for each geography and for each portfolio, taking into account their particularities and based on the principles described. The thresholds set by each geography are included within the annual review process and, generally, are in the range of 30% to 250% for the relative threshold and from 10 to 150 basis points for the absolute threshold.

The establishment of absolute and relative thresholds, as well as their different levels, comply with the provisions of IFRS 9 when it indicates that a certain change, in absolute terms, in the risk of a default will be more significant for a financial instrument with a lower initial risk of default compared to a financial instrument with higher initial risk of default.

For existing contracts before the implementation of IFRS 9, given the limitations in the information available on them, the thresholds are calibrated based on the PDs obtained from the prudential or economic models for calculating capital.

Risk Parameters Adjusted by Macroeconomic Scenarios

Expected Credit Loss must include forward looking information, in accordance with IFRS 9, which states that the comprehensive credit risk information must incorporate not only historical information but also all relevant credit information, including forward-looking macroeconomic information. BBVA Group uses the classical credit risk parameters PD, LGD and EAD in order to calculate the ECL for the credit portfolios.

BBVA Group´s methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

•           Step 1: Analysis and transformation of time series data.

•           Step 2: For each dependent variable find conditional forecasting models that are economically consistent.

•           Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their forecasting capacity.

How economic scenarios are reflected in calculation of ECL

The forward looking component is added to the calculation of the ECL through the introduction of macroeconomic scenarios as an input. Inputs highly depend on the particular combination of region and portfolio, so inputs are adapted to available data regarding each of them.

Based on economic theory and analysis, the main indicators most directly relevant for explaining and forecasting the selected risk parameters (PD, LGD and EAD) are:

•           The net income of families, corporates or public administrations.

•           The outstanding payment amounts on the principal and interest on the financial instruments.

•           The value of the collateral assets pledge to the loan.

BBVA Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator for each of the three categories can be used and only one of the following core macroeconomic indicators should be chosen as first option:

•           The real GDP growth for the purpose of conditional forecasting can be seen as the only “factor” required for capturing the influence of all potentially relevant macro-financial scenarios on internal PDs and LGD.

•           The most representative short term interest rate (typically the policy rate or the most liquid sovereign yield or interbank rate) or exchange rates expressed in real terms.

•           A comprehensive and representative index of the price of real estate properties expressed in real terms in the case of mortgage loans and a representative and real term index of the price of the relevant commodity for corporate loan portfolios concentrated in exporters or producer of such commodity.

Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity but also because it is the central variable in the generation of macroeconomic scenarios.

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of expected credit losses (“ECL”) by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research teams within the BBVA Group produce forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, ICAAP and risk appetite framework, stress testing, etc.

Additionally, the BBVA Research teams produced alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

•           For each of the macro-financial variables, BBVA Research produces three scenarios.

•           BBVA Research tracks, analyzes and forecasts the economic environment to provide a consistent forward looking assessment about the most likely scenario and risks that impact BBVA’s footprint. To build economic scenarios, BBVA Research combines official data, econometric techniques and expert knowledge.

•           Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

•           The non-linearity overlay is defined as the ratio between the probability-weighted ECL under the alternative scenarios and the baseline scenario, where the scenario’s probability depends on the distance of the alternative scenarios from the base one.

•           BBVA Group establishes equally weighted scenarios, being the probability 34% for the baseline scenario, 33% for the worst alternative scenario and 33% for the best alternative scenario.

The approach in BBVA Group consists on using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting…) and then applying an overlay adjustment that is calculated by taking into account the weighted average of the ECL determined by each of the scenarios. This effect is calculated taking into account the weighted weight of the expected loss determined for each scenario.

In general, it is expected that the effect of the overlay is to increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL On the other hand, the BBVA Group also takes into account the range of possible scenarios when defining its significant increase in credit risk. Thus, the PDs used in the quantitative process to identify the significant increase in credit risk will be those that result from making a weighted average of the PDs calculated under the three scenarios.

Macroeconomic scenarios as a result of the COVID-19 pandemic

The COVID-19 pandemic has generated a macroeconomic uncertainty situation with a direct impact on credit risk of the entities, particularly, on the expected credit losses under IFRS 9. Even though the situation is unclear and of an unforeseeable time length, the expectation is that this situation will provoke a severe recession followed by an economic recovery, which will not achieve the pre-crisis GDP levels in the short-term, supported by the measures issued by governments and monetary authorities.

This situation has allowed the accounting authorities and the banking supervisors to adopt measures in order to mitigate the impacts that this crisis could imply on the calculation of expected credit losses under IFRS 9 as well as on solvency, urging:

•           the entities to evaluate all the available information, weighing more the long-term forecasts against the short-term economic situation

•           the governments to adopt measures to avoid the effects of impairment,

•           the entities to develop managerial measures as the design of specific products adapted to the situation which could occur during this crisis.

Almost all accounting and prudential authorities have issued recommendations or measures within the COVID-19 crisis framework regarding the estimation of the expected losses under IFRS 9 in a coordinated manner.

The common denominator of all of these recommendations is that, given the difficulty of establishing reliable macroeconomic forecasts, the transitory term of the economic shock and the need to incorporate the effect of the mitigating measures issued by the governments, a review of the automatic application of the models in order to increase the weight of the long-term macroeconomic forecasts in the calculation of the expected losses is needed. As a result thereof, the expected outcome over the lifetime of the transactions will have more weight than the short-term macroeconomic impact.

In this respect, the BBVA Group has taken into account those recommendations in the calculation of the expected credit losses under IFRS 9, considering that the economic situation caused by the COVID-19 pandemic is transitory and will be followed by a recovery, even if there is uncertainty over the level and the time period of such recovery. As a consequence, different scenarios have been taken into consideration in the calculation of expected losses, resulting in the model management believes suits best the current economic situation and the combined recommendations issued by the authorities. In addition to the outcome of the calculation of the scenarios, individual analysis of exposures which could be most affected by the circumstances caused by the COVID-19, have been taken into account.

The estimate for the next five years of the Gross Domestic Product (GDP), of the variation in the unemployment rate and of the House Price Index (HPI), for the most relevant countries where it represents a significant factor, is determined by BBVA Research and it has been used at the time of the calculation of the expected credit loss as of December 31, 2020:

Positive scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2020	(11.20%)	16.44%	(1.44%)	(8.85%)	4.57%	1.71%	2.07%	13.45%
2021	6.63%	16.03%	(3.28%)	4.58%	5.40%	(1.23%)	9.08%	12.60%
2022	6.27%	12.72%	4.56%	3.80%	5.17%	0.32%	5.30%	11.58%
2023	2.95%	10.82%	5.79%	1.62%	5.04%	0.31%	4.13%	11.58%
2024	2.07%	9.58%	3.66%	1.47%	4.91%	1.01%	4.11%	11.19%
2025	2.01%	8.55%	3.57%	1.47%	4.76%	1.72%	4.10%	10.85%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2020	(11.74%)	12.75%	(10.64%)	13.60%	(6.80%)	18.14%
2021	12.56%	10.29%	9.95%	14.39%	6.80%	16.14%
2022	5.25%	10.00%	3.52%	11.88%	3.70%	14.53%
2023	3.68%	8.73%	2.08%	8.99%	3.15%	14.28%
2024	3.58%	7.23%	2.11%	7.69%	3.27%	12.49%
2025	3.35%	6.88%	2.14%	6.78%	3.60%	12.28%

Estimate of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2020	(11.48%)	16.95%	(1.98%)	(9.25%)	4.62%	1.81%	(0.01%)	13.98%
2021	5.99%	17.51%	(5.08%)	3.71%	5.57%	(1.32%)	5.52%	14.05%
2022	6.04%	14.35%	3.48%	3.53%	5.35%	0.15%	4.53%	12.58%
2023	2.93%	12.41%	5.44%	1.55%	5.19%	0.31%	4.01%	11.95%
2024	2.07%	11.14%	3.20%	1.45%	5.03%	1.02%	3.99%	11.38%
2025	2.01%	9.99%	3.12%	1.46%	4.88%	1.71%	3.98%	11.03%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2020	(13.04%)	12.80%	(13.00%)	13.98%	(7.51%)	18.23%
2021	10.05%	10.48%	5.54%	15.40%	5.48%	16.40%
2022	4.52%	10.23%	2.54%	12.80%	3.46%	14.83%
2023	3.69%	8.93%	1.98%	9.60%	3.15%	14.57%
2024	3.58%	7.41%	1.98%	8.18%	3.27%	12.78%
2025	3.35%	7.06%	2.01%	7.28%	3.60%	12.55%

Negative scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2020	(11.76%)	17.44%	(2.60%)	(9.64%)	4.67%	1.89%	(2.10%)	14.49%
2021	5.37%	18.94%	(6.69%)	2.84%	5.75%	(1.48%)	1.75%	15.51%
2022	5.82%	15.92%	2.49%	3.25%	5.53%	(0.06%)	3.56%	13.64%
2023	2.88%	13.99%	4.94%	1.48%	5.34%	0.17%	3.92%	12.33%
2024	2.03%	12.70%	2.45%	1.41%	5.17%	0.99%	3.91%	11.56%
2025	1.97%	11.45%	2.36%	1.41%	5.02%	1.70%	3.91%	11.20%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2020	(14.33%)	12.85%	(15.28%)	14.34%	(8.25%)	18.31%
2021	7.53%	10.69%	0.89%	16.38%	4.16%	16.66%
2022	3.78%	10.48%	1.33%	13.69%	3.16%	15.10%
2023	3.69%	9.15%	1.86%	10.19%	3.15%	14.84%
2024	3.57%	7.62%	1.83%	8.63%	3.27%	13.04%
2025	3.35%	7.27%	1.86%	7.75%	3.60%	12.80%

The estimate for the next five years of the Gross Domestic Product (GDP), is determined by BBVA Research and it has been used at the time of the calculation of the expected credit loss as of December 31, 2019:

GDP for the main geographies
	Spain			Mexico			Turkey			United States
Date	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario
2019	0.96%	1.54%	2.15%	(0.58%)	0.23%	1.06%	(0.60%)	3.32%	7.06%	1.16%	2.12%	3.13%
2020	1.35%	1.87%	2.42%	0.93%	1.66%	2.39%	(0.68%)	2.48%	5.27%	1.00%	1.81%	2.62%
2021	2.01%	2.10%	2.19%	2.05%	2.14%	2.23%	4.60%	4.74%	4.91%	1.84%	1.92%	2.03%
2022	1.85%	1.89%	1.88%	2.07%	2.14%	2.19%	4.28%	4.38%	4.47%	1.83%	1.86%	1.91%
2023	1.81%	1.85%	1.85%	2.11%	2.15%	2.17%	4.31%	4.38%	4.50%	1.88%	1.91%	1.94%

GDP for the main geographies
	Peru			Argentina			Colombia
Date	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario	GDP negative scenario	GDP base scenario	GDP positive scenario
2019	0.34%	2.92%	5.43%	(7.41%)	(2.47%)	2.40%	1.93%	3.29%	4.58%
2020	0.32%	2.46%	4.56%	(6.62%)	(2.57%)	0.85%	1.71%	2.73%	3.74%
2021	3.07%	3.28%	3.49%	2.08%	2.30%	2.51%	3.61%	3.61%	3.61%
2022	3.39%	3.39%	3.39%	1.64%	1.78%	1.88%	3.59%	3.59%	3.59%
2023	3.86%	3.86%	3.86%	1.95%	2.10%	2.23%	3.59%	3.59%	3.59%

Sensitivity to macroeconomic scenarios

A sensitivity exercise has been carried out on the expected losses due to variations in the key hypotheses as they are the ones that introduce the greatest uncertainty in estimating such losses. As a first step, GDP and House Prices have been identified as the most relevant variables. These variables have been subjected to shocks of +/- 100 bps in their entire projection window. Independent sensitivities have been assessed, under the assumption of assigning a 100% probability to each determined scenario with these independent shocks.

Variation in provisions is determined both by re-staging (that is: in worse scenarios due to the recognition of lifetime credit losses for additional operations that are transferred to stage 2 from stage1 where 12 months of losses are valued: or vice versa in improvement scenarios) as well as variations in the collective risk parameters (PD and LGD) of each financial instrument due to the changes defined in the macroeconomic forecasts of the scenario.

Expected loss variation
	BBVA Group						Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Mortgages	Wholesaler	Fixed income	Total Portfolio	Mortgages	Companies	Total Portfolio	Mortgages	Cards	Total Portfolio	Mortgages	Cards
-100pb	3.55%	3.47%	3.72%	3.91%	1.58%	3.72%	4.39%	3.96%	3.91%	2.20%	6.30%	1.56%	1.58%	1.62%
+100pb	(3.25%)	(3.14%)	(3.03%)	(3.69%)	(1.97%)	(3.32%)	(3.57%)	(3.53%)	(3.64%)	(2.07%)	(5.78%)	(1.47%)	(1.55%)	(1.47%)
Housing price
-100pb							5.41%	0.79%		3.13%
+100pb							(5.35%)	(0.77%)		(4.47%)

Additional adjustments to expect loss measurement

In addition to what is described on individualized and collective estimates of expected losses and macroeconomic estimates, the Group may supplement the expected losses if it deems it necessary to collect the effects that may not be included, either by considering risk drivers or by the incorporation of sectorial particularities or that may affect a set of operations or borrowers. These adjustments should be temporary, until the reasons that motivated them disappear or materialize.

For this reason, the expected losses have been supplemented with additional amounts that have been considered necessary to collect the particular characteristics of borrowers, sectors or portfolios and that may not be identified in the general process. Of the supplementary amounts recognized throughout the year, at the end of the year 2020, 244 million euros are pending allocation to specific borrowers, of which 223 million euros are located in Spain (mainly 57 million euros based on the volume of arrears pending maturity and whose behavior pattern is still subject to uncertainty, 127 million euros in sectors most affected by the pandemic and 40 million euros as a complement to the individualized analyzes) and 21 million euros in the United States in relation to the uncertainty of the Oil & Gas sector.

7.2.2. Credit risk exposure

In accordance with IFRS 7 “Financial instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the balance sheets as of December 31, 2020, 2019 and 2018 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by financial instruments and counterparties:

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2020	Stage 1	Stage 2	Stage 3
Financial assets held for trading		68,075
Debt securities	10	23,970
Equity instruments	10	11,458
Loans and advances	10	32,647
Non-trading financial assets mandatorily at fair value through profit or loss		5,198
Loans and advances	11	709
Debt securities	11	356
Equity instruments	11	4,133
Financial assets designated at fair value through profit or loss	12	1,117
Derivatives (trading and hedging)		46,302
Financial assets at fair value through other comprehensive income		69,537
Debt securities		68,404	67,995	410	-
Equity instruments	13	1,100
Loans and advances to credit institutions	13	33	33	-	-
Financial assets at amortized cost		379,857	334,552	30,607	14,698
Loans and advances to central banks		6,229	6,229	-	-
Loans and advances to credit institutions		14,591	14,565	20	6
Loans and advances to customers		323,252	277,998	30,581	14,672
Debt securities		35,785	35,759	6	20
Total financial assets risk		570,084	-	-	-
Total loan commitments and financial guarantees		179,440	165,726	12,682	1,032
Loan commitments given	33	132,584	124,104	8,214	265
Financial guarantees given	33	10,665	9,208	1,168	290
Other commitments given	33	36,190	32,414	3,300	477
Total maximum credit exposure		749,524

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2019	Stage 1	Stage 2	Stage 3
Financial assets held for trading		69,503
Debt securities	10	26,309
Equity instruments	10	8,892
Loans and advances	10	34,303
Non-trading financial assets mandatorily at fair value through profit or loss		5,557
Loans and advances	11	1,120
Debt securities	11	110
Equity instruments	11	4,327
Financial assets designated at fair value through profit or loss	12	1,214
Derivatives (trading and hedging)		39,462
Financial assets at fair value through other comprehensive income		61,293
Debt securities		58,841	58,590	250	-
Equity instruments	13	2,420
Loans and advances to credit institutions	13	33	33	-	-
Financial assets at amortized cost		451,640	402,024	33,624	15,993
Loans and advances to central banks		4,285	4,285	-	-
Loans and advances to credit institutions		13,664	13,500	158	6
Loans and advances to customers		394,763	345,449	33,360	15,954
Debt securities		38,930	38,790	106	33
Total financial assets risk		628,670
Total loan commitments and financial guarantees		181,116	169,663	10,452	1,001
Loan commitments given	33	130,923	123,707	6,945	270
Financial guarantees given	33	10,984	9,804	955	224
Other commitments given	33	39,209	36,151	2,552	506
Total maximum credit exposure		809,786

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2018	Stage 1	Stage 2	Stage 3
Financial assets held for trading		59,581
Debt securities	10	25,577
Equity instruments	10	5,254
Loans and advances	10	28,750
Non-trading financial assets mandatorily at fair value through profit or loss		5,135
Loans and advances	11	1,803
Debt securities	11	237
Equity instruments	11	3,095
Financial assets designated at fair value through profit or loss	12	1,313
Derivatives (trading and hedging)		38,249
Financial assets at fair value through other comprehensive income		56,365
Debt securities		53,737	53,734	3	-
Equity instruments	13	2,595
Loans and advances to credit institutions	13	33	33	-	-
Financial assets at amortized cost		431,927	384,632	30,902	16,394
Loans and advances to central banks		3,947	3,947	-	-
Loans and advances to credit institutions		9,175	9,131	34	10
Loans and advances to customers		386,225	339,204	30,673	16,348
Debt securities		32,580	32,350	195	35
Total financial assets risk		592,571
Total loan commitments and financial guarantees		170,511	161,404	8,120	987
Loan commitments given	33	118,959	113,403	5,308	247
Financial guarantees given	33	16,454	14,902	1,220	332
Other commitments given	33	35,098	33,099	1,591	408
Total maximum credit exposure		763,082

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

•           In the case of financial instruments recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including loss allowances) with the only exception of trading and hedging derivatives.

•           The maximum credit risk exposure on financial commitments and guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, or the higher amount pending to be disposed from the customer in the case of commitments.

•           The calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or "add-on").

The breakdown by geographical location and Stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers as of December 31, 2020, 2019 and 2018 is shown below:

December 2020 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	195,983	171,397	16,387	8,199	(5,679)	(753)	(849)	(4,077)	190,304	170,644	15,538	4,122
Mexico	52,211	46,373	4,071	1,767	(2,211)	(685)	(442)	(1,083)	50,000	45,688	3,628	684
Turkey (**)	39,633	30,832	5,806	2,995	(2,338)	(246)	(535)	(1,557)	37,295	30,586	5,272	1,438
South America (***)	34,499	28,484	4,312	1,703	(1,870)	(320)	(460)	(1,090)	32,629	28,165	3,852	612
Others	925	912	5	8	(7)	(1)	-	(6)	918	911	4	2
Total (****)	323,252	277,998	30,581	14,672	(12,105)	(2,005)	(2,287)	(7,813)	311,147	275,993	28,294	6,860
Of which: individual					(2,611)	(10)	(479)	(2,122)
Of which: collective					(9,494)	(1,995)	(1,808)	(5,691)

(*)   Spain includes all countries where BBVA, S.A. operates.

(**)   Turkey includes all countries in which Garanti BBVA operates.

(***)  In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.

(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2020, the remaining balance was €363 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

December 2019 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	197,058	173,843	14,599	8,616	(5,311)	(712)	(661)	(3,939)	191,747	173,131	13,939	4,677
The United States	57,387	49,744	7,011	632	(688)	(165)	(342)	(182)	56,699	49,580	6,670	450
Mexico	60,099	54,748	3,873	1,478	(2,013)	(697)	(404)	(912)	58,087	54,052	3,469	566
Turkey (**)	43,113	34,536	5,127	3,451	(2,613)	(189)	(450)	(1,974)	40,500	34,347	4,677	1,477
South America (***)	36,265	31,754	2,742	1,769	(1,769)	(366)	(323)	(1,079)	34,497	31,388	2,419	690
Others	839	824	7	9	(8)	(1)	(1)	(6)	832	823	6	2
Total (****)	394,763	345,449	33,360	15,954	(12,402)	(2,129)	(2,181)	(8,093)	382,360	343,320	31,179	7,861
Of which: individual					(2,795)	(6)	(347)	(2,441)
Of which: collective					(9,608)	(2,123)	(1,834)	(5,652)

(*)    Spain includes all countries where BBVA, S.A. operates.

(**)   Turkey includes all countries in which Garanti BBVA operates.

(***)  In South America, BBVA Group operates mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.

(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2019 the remaining balance was €433 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

December 2018 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	195,447	172,599	12,827	10,021	(5,874)	(713)	(877)	(4,284)	189,574	171,886	11,951	5,737
The United States	57,321	50,665	5,923	733	(658)	(206)	(299)	(153)	56,663	50,459	5,624	580
Mexico	52,858	48,354	3,366	1,138	(1,750)	(640)	(373)	(737)	51,107	47,714	2,992	401
Turkey (**)	43,718	34,883	6,113	2,722	(2,241)	(171)	(591)	(1,479)	41,479	34,712	5,523	1,244
South America (***)	36,098	31,947	2,436	1,715	(1,656)	(338)	(234)	(1,084)	34,442	31,609	2,202	631
Others	783	756	8	19	(19)	-	(1)	(18)	763	755	7	1
Total (****)	386,225	339,204	30,673	16,348	(12,199)	(2,070)	(2,374)	(7,755)	374,027	337,134	28,299	8,593
Of which: individual					(3,333)	(3)	(504)	(2,826)
Of which: collective					(8,866)	(2,067)	(1,870)	(4,929)

(*)    Spain includes all countries where BBVA, S.A. operates.

(**)   Turkey includes all countries in which Garanti BBVA operates.

(***)   In South America, BBVA Group operates mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.

(****)  The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2018 the remaining balance was €540 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

The breakdown by counterparty of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by stages of loans and advances to customers as of December 31, 2020, 2019 and 2018 is shown below:

December 2020 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	19,439	19,163	200	76	(48)	(14)	(9)	(25)	19,391	19,149	191	51
Other financial corporations	9,856	9,747	95	14	(39)	(25)	(6)	(7)	9,817	9,722	88	7
Non-financial corporations	142,547	119,891	15,179	7,477	(6,123)	(774)	(1,110)	(4,239)	136,424	119,117	14,069	3,238
Individuals	151,410	129,196	15,108	7,106	(5,895)	(1,192)	(1,161)	(3,542)	145,515	128,005	13,946	3,564
Loans and advances to customers	323,252	277,998	30,581	14,672	(12,105)	(2,005)	(2,287)	(7,813)	311,147	275,993	28,294	6,860

December 2019 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	28,281	27,511	682	88	(59)	(15)	(22)	(21)	28,222	27,496	660	66
Other financial corporations	11,239	11,085	136	17	(31)	(19)	(2)	(10)	11,207	11,066	134	8
Non-financial corporations	173,254	148,768	16,018	8,468	(6,465)	(811)	(904)	(4,750)	166,789	147,957	15,114	3,718
Individuals	181,989	158,085	16,523	7,381	(5,847)	(1,283)	(1,252)	(3,312)	176,142	156,801	15,272	4,069
Loans and advances to customers	394,763	345,449	33,360	15,954	(12,402)	(2,129)	(2,181)	(8,093)	382,360	343,320	31,179	7,861

December 2018 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	28,632	27,740	764	128	(84)	(21)	(25)	(38)	28,549	27,719	739	91
Other financial corporations	9,490	9,189	291	11	(22)	(13)	(4)	(4)	9,468	9,176	286	6
Non-financial corporations	169,764	145,875	15,516	8,372	(6,260)	(730)	(1,190)	(4,341)	163,503	145,145	14,327	4,031
Individuals	178,339	156,400	14,102	7,838	(5,833)	(1,305)	(1,155)	(3,372)	172,506	155,094	12,946	4,466
Loans and advances to customers	386,225	339,204	30,673	16,348	(12,199)	(2,070)	(2,374)	(7,755)	374,027	337,134	28,299	8,593

The breakdown by counterparty and product of loans and advances, net of loss allowances, as well as the gross carrying amount by type of product, classified in different headings of the assets, as of December 31, 2020, 2019 and 2018 is shown below:

December 2020 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	-	7	-	502	1,798	528	2,835	3,021
Credit card debt	-	-	-	2	1,485	11,605	13,093	14,220
Commercial debtors		898	-	317	14,262	67	15,544	15,796
Finance leases	-	197	-	6	7,125	322	7,650	8,013
Reverse repurchase loans	472	-	1,914	-	71	-	2,457	2,463
Other term loans	5,690	18,111	3,972	5,799	111,141	132,603	277,317	287,467
Advances that are not loans	48	260	8,721	3,191	1,084	473	13,777	13,833
LOANS AND ADVANCES	6,209	19,475	14,608	9,817	136,966	145,598	332,672	344,813
By secured loans
Of which: mortgage loans collateralized by immovable property		372	-	209	22,091	94,147	116,819	120,194
Of which: other collateralized loans	472	952	-	317	3,763	2,059	7,562	7,776
By purpose of the loan
Of which: credit for consumption						39,799	39,799	43,037
Of which: lending for house purchase						94,098	94,098	95,751
By subordination
Of which: project finance loans					10,721		10,721	11,032

December 2019 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	-	9	-	118	2,328	595	3,050	3,251
Credit card debt	-	10	1	3	1,940	14,401	16,355	17,608
Commercial debtors		971	-	230	15,976	99	17,276	17,617
Finance leases	-	227	-	6	8,091	387	8,711	9,095
Reverse repurchase loans	-	-	1,817	-	26	-	1,843	1,848
Other term loans	4,240	26,734	4,121	7,795	137,934	160,223	341,047	351,230
Advances that are not loans	35	865	7,743	3,056	951	506	13,156	13,214
LOANS AND ADVANCES	4,275	28,816	13,682	11,208	167,246	176,211	401,438	413,863
By secured loans
Of which: mortgage loans collateralized by immovable property		1,067	15	261	23,575	111,085	136,003	139,317
Of which: other collateralized loans	-	10,447	93	2,106	29,009	6,893	48,548	49,266
By purpose of the loan
Of which: credit for consumption						46,356	46,356	49,474
Of which: lending for house purchase						110,178	110,178	111,636
By subordination
Of which: project finance loans					12,259		12,259	12,415

December 2018 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	-	10	-	151	2,833	648	3,641	3,834
Credit card debt	-	8	1	2	2,328	13,108	15,446	16,495
Commercial debtors		948	-	195	16,190	103	17,436	17,716
Finance leases	-	226	-	3	8,014	406	8,650	9,077
Reverse repurchase loans	-	293	477	-	-	-	770	772
Other term loans	3,911	26,839	2,947	7,030	133,573	157,760	332,060	342,264
Advances that are not loans	29	1,592	5,771	2,088	984	498	10,962	11,025
LOANS AND ADVANCES	3,941	29,917	9,196	9,468	163,922	172,522	388,966	401,183
By secured loans
Of which: mortgage loans collateralized by immovable property		1,056	15	219	26,784	111,809	139,883	144,005
Of which: other collateralized loans	-	7,179	285	1,389	31,393	6,835	47,081	47,855
By purpose of the loan
Of which: credit for consumption						40,124	40,124	42,736
Of which: lending for house purchase						111,007	111,007	112,952
By subordination
Of which: project finance loans					13,973		13,973	14,286

7.2.3. Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

•           Analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or generation of funds.

•           The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally

•           Assessment of the repayment risk (asset liquidity) of the guarantees received.

This is carried out through a prudent risk policy that consists of the analysis of the financial risk, based on the capacity for reimbursement or generation of resources of the borrower, the analysis of the guarantee, assessing, among others, the efficiency, the robustness and the risk, the adequacy of the guarantee with the operation and other aspects such as the location, currency, concentration or the existence of limitations. Additionally, the necessary tasks for the constitution of guarantees must be carried out - in any of the generally accepted forms (collaterals, personal guarantees and financial hedge instruments) - appropriate to the risk assumed.

The procedures for the management and valuation of collateral are set out in the corporate general policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers. The criteria for the systematic, standardized and effective treatment of collateral in credit transaction procedures in BBVA Group’s wholesale and retail banking are included in the Specific Collateral Rules.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals received must be correctly assigned and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The valuation of the collateral is taken into account in the calculation of the expected losses. The Group has developed internal models to estimate the realization value of the collaterals received, the time that elapses until then, the costs for their acquisition, maintenance and subsequent sale, from real observations based on its own experience. This modeling is part of the LGD estimation processes that are applied to the different segments, and is included within the annual review and validation procedures.

The following is a description of the main types of collateral for each financial instrument class:

•           Debt instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument (mainly guarantees of the issuer).

•           Derivatives and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees and collaterals, depending on counterparty solvency and the nature of the transaction (mainly collaterals).

The summary of the offsetting effect (via netting and collateral) for derivatives and securities operations as of December 31, 2020 is presented in Note 7.3.2.

•           Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).

As of December 31, 2020, 2019 and 2018, BBVA Group had no credit risk exposure of impaired financial assets at fair value through other comprehensive income (see Note 7.2.2).

•           Financial assets at amortized cost:

•           Loans and advances to credit institutions: These usually have the counterparty’s personal guarantee or pledged securities in the case of repos.

•           Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds or insurances).

•           Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•           Financial guarantees, other contingent risks and drawable by third parties: these have the counterparty’s personal guarantee or other types of collaterals.

The disclosure of impaired loans and advances at amortized cost covered by collateral (see Note 7.2.6), by type of collateral, as of December 31, 2020, 2019 and 2018, is the following:

December 2020 (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
Impaired loans and advances at amortized cost	14,678	2,717	789	18	52	575
Total	14,678	2,717	789	18	52	575

December 2019 (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
Impaired loans and advances at amortized cost	15,959	3,396	939	35	221	542
Total	15,959	3,396	939	35	221	542

December 2018 (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
Impaired loans and advances at amortized cost	16,359	3,484	1,255	13	317	502
Total	16,359	3,484	1,255	13	317	502

The value of guarantees received as of December 31, 2020, 2019 and 2018, is the following:

Guarantees received (Millions of Euros)
	2020	2019	2018
Value of collateral	116,900	152,454	158,268
Of which: guarantees normal risks under special monitoring	11,296	14,623	14,087
Of which: guarantees non-performing risks	3,577	4,590	5,068
Value of other guarantees	47,012	35,464	16,897
Of which: guarantees normal risks under special monitoring	4,045	3,306	1,519
Of which: guarantees non-performing risks	575	542	502
Total value of guarantees received	163,912	187,918	175,165

The maximum credit risk exposure of impaired financial guarantees and other commitments at December 31, 2020, 2019 and 2018 amounts to €1,032, €1,001 and €987 million, respectively (see Note 7.2.2).

7.2.4. Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools that enable it to rank the credit quality of its transactions and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information. These tools can be grouped together into scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to originate a loan, what amount should be originated and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

•           Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score.

•           Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

•           Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-approve new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, general governments, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a "business cycle adjustment" is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2020:

External rating	Internal rating	Probability of default (basis points)
Standard&Poor's List	Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	AAA	1	-	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

The table below outlines the distribution by probability of default within 12 months and stages of the gross carrying amount of loans and advances to customers in percentage terms of the BBVA Group as of December 31, 2020, 2019 and 2018:

Probability of default (basis points)
	2020		2019		2018
	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)
	%	%	%	%	%	%
0 to 2	4.0	-	5.5	-	9.6	-
2 to 5	10.2	0.1	6.3	-	10.8	0.1
5 to 11	7.7	0.1	14.6	0.2	6.3	-
11 to 39	26.8	0.5	24.5	0.8	20.9	0.4
39 to 194	24.0	2.3	24.5	1.6	30.1	1.8
194 to 1,061	15.1	3.4	14.0	3.6	12.2	3.6
1,061 to 2,121	1.5	1.2	1.4	1.2	1.6	1.2
> 2,121	0.6	2.5	0.4	1.5	0.2	1.2
Total	89.9	10.1	91.0	9.0	91.7	8.3

7.2.5. Impaired secured loan risks

The breakdown of loans and advances, within financial assets at amortized cost, non-performing and accumulated impairment, as well as the gross carrying amount, by counterparties as of December 31, 2020, 2019 and 2018 is as follows:

December 2020 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central banks	6,229	-	(20)	-
General governments	19,439	76	(48)	0.4%
Credit institutions	14,591	6	(16)	-
Other financial corporations	9,856	14	(39)	0.1%
Non-financial corporations	142,547	7,477	(6,123)	5.2%
Agriculture, forestry and fishing	3,438	132	(108)	3.8%
Mining and quarrying	4,349	47	(59)	1.1%
Manufacturing	33,771	1,486	(1,129)	4.4%
Electricity, gas, steam and air conditioning supply	13,490	591	(509)	4.4%
Water supply	899	17	(15)	1.9%
Construction	10,019	1,397	(722)	13.9%
Wholesale and retail trade	24,594	1,456	(1,223)	5.9%
Transport and storage	8,117	489	(368)	6.0%
Accommodation and food service activities	8,337	358	(294)	4.3%
Information and communications	5,764	73	(60)	1.3%
Financial and insurance activities	5,298	123	(132)	2.3%
Real estate activities	10,025	617	(494)	6.2%
Professional, scientific and technical activities	2,886	177	(124)	6.1%
Administrative and support service activities	3,955	142	(192)	3.6%
Public administration and defense; compulsory social security	129	5	(4)	3.5%
Education	665	54	(43)	8.1%
Human health services and social work activities	1,812	67	(59)	3.7%
Arts, entertainment and recreation	1,131	46	(65)	4.1%
Other services	3,871	198	(523)	5.1%
Households	151,410	7,106	(5,895)	4.7%
LOANS AND ADVANCES	344,072	14,678	(12,141)	4.3%

December 2019 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central banks	4,285	-	(9)	-
General governments	28,281	88	(60)	0.3%
Credit institutions	13,664	6	(15)	-
Other financial corporations	11,239	17	(31)	0.2%
Non-financial corporations	173,254	8,467	(6,465)	4.9%
Agriculture, forestry and fishing	3,758	154	(124)	4.1%
Mining and quarrying	4,669	100	(86)	2.1%
Manufacturing	39,517	1,711	(1,242)	4.3%
Electricity, gas, steam and air conditioning supply	12,305	684	(575)	5.6%
Water supply	900	14	(16)	1.6%
Construction	10,945	1,377	(876)	12.6%
Wholesale and retail trade	27,467	1,799	(1,448)	6.6%
Transport and storage	9,638	507	(392)	5.3%
Accommodation and food service activities	8,703	279	(203)	3.2%
Information and communications	6,316	95	(65)	1.5%
Financial and insurance activities	6,864	191	(140)	2.8%
Real estate activities	19,435	782	(527)	4.0%
Professional, scientific and technical activities	4,375	167	(140)	3.8%
Administrative and support service activities	3,415	118	(134)	3.4%
Public administration and defense, compulsory social security	282	5	(6)	1.7%
Education	903	41	(38)	4.5%
Human health services and social work activities	4,696	66	(55)	1.4%
Arts, entertainment and recreation	1,396	47	(39)	3.4%
Other services	7,671	331	(360)	4.3%
Households	181,989	7,381	(5,847)	4.1%
LOANS AND ADVANCES	412,711	15,959	(12,427)	3.9%

December 2018 (Millions of Euros)
	Gross carrying amount	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
Central banks	3,947	-	(6)	-
General governments	28,198	128	(84)	0.4%
Credit institutions	9,175	10	(12)	0.1%
Other financial corporations	9,490	11	(22)	0.1%
Non-financial corporations	170,182	8,372	(6,260)	4.9%
Agriculture, forestry and fishing	3,685	122	(107)	3.3%
Mining and quarrying	4,952	96	(70)	1.9%
Manufacturing	36,772	1,695	(1,134)	4.6%
Electricity, gas, steam and air conditioning supply	13,853	585	(446)	4.2%
Water supply	1,061	19	(15)	1.8%
Construction	11,899	1,488	(1,007)	12.5%
Wholesale and retail trade	25,833	1,624	(1,259)	6.3%
Transport and storage	9,798	459	(374)	4.7%
Accommodation and food service activities	7,882	315	(204)	4.0%
Information and communications	5,238	113	(72)	2.1%
Financial and insurance activities	6,929	147	(128)	2.1%
Real estate activities	17,272	834	(624)	4.8%
Professional, scientific and technical activities	5,096	204	(171)	4.0%
Administrative and support service activities	3,162	128	(125)	4.0%
Public administration and defense, compulsory social security	319	5	(7)	1.6%
Education	912	31	(31)	3.4%
Human health services and social work activities	4,406	63	(63)	1.4%
Arts, entertainment and recreation	1,323	59	(41)	4.5%
Other services	9,791	386	(382)	3.9%
Households	178,355	7,838	(5,833)	4.4%
LOANS AND ADVANCES	399,347	16,359	(12,217)	4.1%

The changes during the years 2020, 2019 and 2018 of impaired financial assets and contingent risks are as follow:

Changes in impaired financial assets and contingent risks (Millions of Euros)
	2020	2019	2018
Balance at the beginning	16,770	17,134	20,590
Additions	9,533	9,857	9,792
Decreases (*)	(5,024)	(5,874)	(6,909)
Net additions	4,509	3,983	2,883
Amounts written-off	(3,603)	(3,803)	(5,076)
Exchange differences and other	(968)	(544)	(1,264)
Balance at the end	16,708	16,770	17,134

  (*)  Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the year as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries.

The changes during the years 2020, 2019 and 2018 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely ("write-offs"), is shown below:

Changes in impaired financial assets written-off from the balance sheet (Millions of Euros)
	Notes	2020	2019	2018
Balance at the beginning		26,245	32,343	30,139
Companies held for sale (*)		(4,646)	-	-
Increase		3,440	4,712	6,164
Decrease:		(2,715)	(11,039)	(4,210)
Re-financing or restructuring		(7)	(2)	(10)
Cash recovery	47	(339)	(919)	(589)
Foreclosed assets		(479)	(617)	(625)
Sales (**)		(1,223)	(8,325)	(1,805)
Debt forgiveness		(607)	(493)	(889)
Time-barred debt and other causes		(60)	(682)	(292)
Net exchange differences		(323)	230	250
Balance at the end		22,001	26,245	32,343

 (*)  Amount in 2020 is mainly due to the sale of the stake in BBVA USA (see Notes 3 and 21).

(**)  Includes principal and interest.

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is a time-barred financial asset, the financial asset is forgiven, or other reason.

7.2.6. Loss allowances

Movements in gross accounting balances and accumulated allowances for loan losses during 2020 and 2019 are recorded on the accompanying consolidated balance sheet as of December 31, 2020 and 2019, in order to cover the estimated loss allowances in loans and advances and debt securities measured at amortized cost.

Changes in gross accounting balances of loans and advances at amortized cost. 2020 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Opening balance	363,234	33,518	15,959	412,711
Transfers of financial assets:	(11,935)	8,807	3,128	-
Transfers from stage 1 to Stage 2	(15,843)	15,843	-	-
Transfers from stage 2 to Stage 1	5,107	(5,107)	-	-
Transfers to Stage 3	(1,701)	(2,659)	4,359	-
Transfers from Stage 3	502	729	(1,231)	-
Net annual origination of financial assets	16,119	(827)	102	15,395
Becoming write-offs	(3)	(2)	(2,944)	(2,949)
Changes in model / methodology	-	-	-	-
Foreign exchange	(21,472)	(2,342)	(1,157)	(24,970)
Modifications that do not result in derecognition	(204)	827	511	1,134
Other	(283)	(190)	270	(204)
Discontinued operations	(46,664)	(9,190)	(1,192)	(57,045)
Closing balance	298,793	30,601	14,678	344,072

Changes in allowances of loans and advances at amortized cost. 2020 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Opening balance	(2,149)	(2,183)	(8,094)	(12,427)
Transfers of financial assets:	184	(511)	(1,806)	(2,133)
Transfers from stage 1 to Stage 2	156	(923)	-	(766)
Transfers from stage 2 to Stage 1	(50)	253	-	202
Transfers to Stage 3	81	218	(1,950)	(1,652)
Transfers from Stage 3	(3)	(59)	144	83
Net annual origination of allowances	(872)	(795)	(1,329)	(2,996)
Becoming write-offs	-	-	2,567	2,568
Changes in model / methodology	-	-	-	-
Foreign exchange	227	256	721	1,204
Modifications that do not result in derecognition	12	(118)	(177)	(283)
Other	160	618	25	803
Discontinued operations	401	444	278	1,123
Closing balance	(2,037)	(2,289)	(7,815)	(12,141)

Changes in gross accounting balances of loans and advances at amortized cost. 2019 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Opening balance	352,282	30,707	16,359	399,347
Transfers of financial assets:	(9,021)	6,279	2,741	-
Transfers from stage 1 to Stage 2	(13,546)	13,546	-	-
Transfers from stage 2 to Stage 1	5,656	(5,656)	-	-
Transfers to Stage 3	(1,571)	(2,698)	4,269	-
Transfers from Stage 3	440	1,087	(1,527)	-
Net annual origination of financial assets	20,296	(2,739)	246	17,804
Becoming write-offs	(152)	(349)	(3,407)	(3,908)
Changes in model / methodology	-	-	-	-
Foreign exchange	1,611	35	16	1,662
Modifications that do not result in derecognition	(1)	(27)	15	(13)
Other	(1,782)	(388)	(11)	(2,180)
Closing balance	363,234	33,518	15,959	412,711

Changes in allowances of loans and advances at amortized cost. 2019 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Opening balance	(2,082)	(2,375)	(7,761)	(12,217)
Transfers of financial assets:	176	(227)	(1,574)	(1,626)
Transfers from stage 1 to Stage 2	126	(649)	-	(523)
Transfers from stage 2 to Stage 1	(38)	273	-	235
Transfers to Stage 3	89	234	(1,810)	(1,487)
Transfers from Stage 3	(1)	(86)	236	149
Net annual origination of allowances	(542)	(116)	(1,711)	(2,370)
Becoming write-offs	130	337	2,789	3,256
Changes in model / methodology	-	-	-	-
Foreign exchange	(30)	(18)	69	20
Modifications that do not result in derecognition	(15)	(149)	(89)	(254)
Other	215	366	183	764
Closing balance	(2,149)	(2,183)	(8,094)	(12,427)

The following are the movements produced during 2018 in the value adjustments recorded in the accompanying balance sheets to cover the impairment or reversal of the estimated impairment of financial assets at amortized cost:

Financial assets at amortized cost. December 2018 (Millions of Euros)
	Not credit-impaired			Credit-impaired	Total
	Stage 1	Stage 2		Credit-impaired (Stage 3)
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances	Loss allowances
Opening balance	(2,237)	(1,827)	(525)	(9,371)	(13,960)
Transfers of financial assets:	131	(155)	328	(1,794)	(1,490)
Transfers from Stage 1 to Stage 2 (not credit-impaired)	208	(930)	(218)	-	(940)
Transfers from Stage 2 (not credit - impaired) to Stage 1	(125)	619	50	-	544
Transfers to Stage 3	55	282	564	(2,127)	(1,226)
Transfers from Stage 3 to Stage 1 or 2	(7)	(126)	(68)	333	132
Changes without transfers between Stages	358	(53)	(260)	(3,775)	(3,730)
New financial assets originated	(1,072)	(375)	(244)	-	(1,692)
Purchased	-	-	-	-	-
Disposals	2	3	-	110	115
Repayments	641	432	118	1,432	2,623
Write-offs	13	14	2	4,433	4,461
Changes in model/ methodology	-	-	-	-	-
Foreign exchange	(84)	72	(93)	343	239
Modifications that result in derecognition	5	10	25	98	138
Modifications that do not result in derecognition	3	(8)	1	(362)	(366)
Other	135	133	20	1,111	1,399
Closing balance	(2,106)	(1,753)	(628)	(7,777)	(12,264)
Of which: Loans and advances					(12,217)
Of which: Debt certificates					(46)

7.2.7. Refinancing and restructuring transactions

Group policies and principles with respect to refinancing and restructuring transactions

Refinancing and restructuring transactions (see definition in the Glossary) are carried out with customers who have requested such a transaction in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinancing and restructuring transaction is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing and restructuring policies are based on the following general principles:

•           Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.

•           With the aim of increasing the solvency of the transaction, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.

•           This analysis is carried out from the overall customer or group perspective.

•           Refinancing and restructuring transactions do not in general increase the amount of the customer’s loan, except for the expense inherent to the transaction itself.

•           The capacity to refinance and restructure a loan is not delegated to the branches, but decided on by the risk units.

•           The decisions made are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing and restructuring a loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of the customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

•           Analysis of the viability of transactions based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the transaction in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

•           Refinancing and restructuring of transactions is only allowed on those loans in which the BBVA Group originally entered into.

•           Customers subject to refinancing and restructuring transactions are excluded from marketing campaigns of any kind.

In the case of non-retail customers (mainly companies, enterprises and corporates), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

•           Forecasted future income, margins and cash flows to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

•           Where appropriate, the existence of a divestment plan for assets and/or operating segments that can generate cash to assist the deleveraging process.

•           The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring transaction does not mean the loan is reclassified from "impaired" or "significant increase in credit risk" to normal risk. The reclassification to "significant increase in credit risk" or normal risk categories must be based on the analysis mentioned earlier of the viability, upon completion of the probationary periods described below.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

•           "Impaired assets", as although the customer is up to date with payments, they are classified as unlikely to pay when there are significant doubts that the terms of their refinancing may not be met; or

•           "Significant increase in credit risk" until the conditions established for their consideration as normal risk are met.

The assets classified as "Impaired assets" should comply with the following conditions in order to be reclassified to "Significant increase in credit risk":

•           The customer has to have paid a significant part of the pending exposure.

•           At least one year must have elapsed since its classification as "Impaired asset".

•           The customer does not have past due payments and objective criteria, demonstrating the borrower´s ability to pay, have been verified.

The conditions established for assets classified as “Significant increase in credit risk” to be reclassified out of this category are as follows:

•           The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan or other objective criteria, demonstrating the borrower´s ability to pay, have been verified; none of its exposures is more than 30 days past-due.

•           At least two years must have elapsed since completion of the renegotiation or restructuring of the loan and regular payments must have been made during at least half of this probation period; and

•           It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.

The economic impact caused by the Covid-19 pandemic has required the adaptation of the repayment schedule of a large volume of loans in all geographies and portfolios. In general, this support has been conducted through the concession of deferrals that comply with the principles established by the EBA, which has allowed for the application of a differential accounting and prudential treatment.

Renewals and renegotiations will be classified as normal risk, provided that there is no significant increase in risk. This classification is applicable at the initial moment, and in the event of any deterioration, the criteria established in the existing governance are followed. In this sense, the aforementioned conditions are considered, including, among others, no facility with more than 30 days delinquency and not being identified as 'unlikely to pay'.

The BBVA Group’s refinancing and restructuring policy provides for the possibility of two modifications in a 24 month period for loans that are not in compliance with the payment schedule.

The internal models used to determine allowances for loan losses consider the restructuring and renegotiation of a loan, as well as re-defaults on such a loan, by assigning a lower internal rating to restructured and renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non- renegotiated loans in the same portfolios).

For quantitative information on refinancing and restructuring transactions see Appendix VIII.

7.2.8. Risk concentration

Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive risk concentrations at the individual, sector, portfolio and geography levels, BBVA Group maintains updated maximum permitted risk concentration indices which are tied to the various observable variables related to concentration risk.

Together with the limits for individual concentration, the Group uses the Herfindahl index to measure the concentration of the Group's portfolio and the banking group's subsidiaries. At the BBVA Group level, the index reached implies a "very low" degree of concentration.

The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

•           The aim is, as much as possible, to reconcile the customer's credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

•           Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the shareholder´s entity that assumes them), the markets, the macroeconomic situation, etc.

Risk concentrations by geography

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix IX.

Sovereign risk concentration

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of reports in the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank, rating agencies and export credit organizations.

For additional information on sovereign risk in Europe see Appendix IX.

Risk related to the developer and Real-Estate sector in Spain

The relative weight of the investment in Real Estate developments has dramatically decreased during the last years, especially since 2014 and during 2018, when doubtful assets exited the balance sheet and recovery of the sector concluded. A corporate sales policy has been rolled out to eliminate those real estate assets from the balance sheet which have been most difficult to commercialize. The sales of 80% of the Group’s share in Divarian and of other performing and NPL wholesale portfolios to Funds and specialized investors have been some of the most relevant transactions (see Note 3).

Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA Group has teams specializing in the management of the Real Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in risk teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department of the BBVA Group (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio.

The policies established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio within a sector is highly cyclical.

Specific policies for analysis and granting of new developer risk transactions

In the analysis of new transactions, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant. The monitoring of the work, sales prospects and the legal situation of the project are essential aspects for the admission and follow-up of new real estate transactions. With regard the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Valuation, Legal, Research and Recoveries. This guarantees coordination and exchange of information in all the processes.

In this context, and within the current Real Estate cycle, the strategy with clients is subject to an Asset Allocation limit and to an action framework that allows defining a target portfolio, both in volume and in credit quality.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. There is a systematic monitoring of developments under close monitoring with the evolution of works and sales. Since 2013, there are no threats of new defaults in the portfolio.

Policies applied in the management of real estate assets in Spain

The internal Rules on Real Estate Financing, which establish recommendations for financing a new housing development business, are reviewed and updated annually.

The recommendations represent guidelines about how to manage the credit admission activity of BBVA Group entities based on best practices of markets in which this activity is performed. It is expected that a high percentage of the current transactions will be in compliance with the latter.

For quantitative information about the risk related to the developer and Real-Estate sector in Spain see Appendix IX.

7.3. Market risk

Market risk originates from the possibility of experiencing losses in the value of positions held as a result of movements in market variables that affect the valuation of financial assets and liabilities. Market risk in the Group's trading portfolios stems mainly from the portfolios originated by Global Markets valued at fair value and held for the purpose of trading and generating short-term results. Market risk in the field of banking book is clearly and distinctly addressed and can be broken down into structural risks relating to interest rate, exchange rate and equity (see Note 7.4).

7.3.1. Market risk in trading portfolios

The main risks in the trading portfolios can be classified as follows:

Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.

Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.

Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.

Credit-spread risk: Credit spread is an indicator of an issuer's credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.

The metrics developed to assess market risk in the BBVA Group are aligned with market practices and are implemented consistently across all the local market risk units.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group's Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (“VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. The market risk analysis considers various risks, such as credit spread risk, basis risk, as well as volatility and correlation risk.

With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal market risk model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Mexico trading book, which jointly accounted for around 72%, 72% and 76% of the Group’s trading-book market risk as of December 31, 2020, 2019 and 2018. For the rest of the geographical areas where the Group operates (applicable mainly to the Group´s South America subsidiaries, Garanti BBVA and BBVA USA), bank capital for the risk positions in the trading book is calculated using the Standardized Approach defined by the Basel Committee on Banking Supervision (which is referred to herein as the "standard model”).

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

The model used estimates VaR in accordance with the historical simulation methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it predicts the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years.

VaR figures are estimated with the following methodologies:

VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.

VaR with smoothing, which gives a greater weight to more recent market information. This metric supplements the previous one.

The use of VaR by historical simulation methodology as a risk metric has many advantages, but also certain limitations, among which it is worth highlighting:

The estimate of the maximum daily loss of the Global Markets portfolio positions (with a confidence level of 99%) depends on the market movements of the last two years, not picking up the impact of large market events if they have not occurred within that historical window

The use of the 99% confidence level does not consider potential losses that can occur beyond this level. To mitigate this limitation, different stress exercises are also performed, as described later.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain's regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the risk factors inherent to market operations (including interest-rate risk, exchange-rate risk, equity risk and credit risk, among others). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

Specific Risk - Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The IRC charge is exclusively applied in entities in respect of which the internal market risk model is used (i.e. BBVA, S.A. and BBVA Mexico). The IRC charge is determined based on the associated losses (calculated at 99.9% confidence level over a one year horizon under the hypothesis of constant risk) due to a rating change and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.

Specific Risk - Securitization and correlation portfolios. Capital charges for securitizations and correlation portfolios are assessed based on the potential losses associated with the rating level of a specific credit structure. They are calculated by the standard model. The scope of the correlation portfolios refers to the First To Default (FTD)-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity.

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the assessed positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at a trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in 2020

The Group’s market risk related to its trading portfolio remained at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2020 the average VaR was €27 million, above the figure of 2019, with a maximum level in the year reached on the day May 14, 2020 of €39 million. The evolution in the BBVA Group’s market risk during 2020, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 56% of the total at December 31, 2020 (this figure includes the spread risk). The relative weight of this risk has increased compared with the close of 2019 (58%). Exchange-rate risk accounted for 22% of the total risk, increasing its weight with respect to December 2019 (13%), while equity, volatility and correlation risk has decreased, with a weight of 22% at the close of 2020 (vs. 29% at the close of 2019).

As of December 31, 2020, 2019 and 2018 the VaR was €32 million, €20 million and €17 million, respectively. The total VaR figures for 2020, 2019 and 2018 can be broken down as follows:

VaR by Risk Factor (Millions of Euros)
	Interest/Spread risk	Currency risk	Stock-market risk	Vega/Correlation risk	Diversification effect(*)	Total
2020
VaR average in the year	29	12	4	11	(28)	27
VaR max in the year	39	20	10	20	(14)	39
VaR min in the year	20	3	1	6	(39)	18
End of period VaR	32	12	2	11	(29)	28
2019
VaR average in the year	21	6	4	9	(20)	19
VaR max in the year	28	6	3	9	(21)	25
VaR min in the year	13	5	5	9	(18)	14
End of period VaR	24	5	5	8	(22)	20
2018
VaR average in the year	20	6	4	9	(20)	21
VaR max in the year	23	7	6	11	(21)	26
VaR min in the year	17	6	4	7	(18)	16
End of period VaR	19	5	3	7	(17)	17

(*)          The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the internal market risk model

The internal market risk model is validated on a regular basis by backtesting in both, BBVA, S.A. and Global Markets Mexico (in BBVA Mexico). The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group's results and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model of both, BBVA, S.A. and Global Markets Mexico is adequate and precise.

Two types of backtesting have been carried out in 2020, 2019 and 2018:

"Hypothetical" backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.

"Real" backtesting: the daily VaR is compared with the total results, including intraday transactions, but discounting the possible minimum charges or fees involved. This type of backtesting includes the intraday risk in portfolios.

In addition, each of these two types of backtesting was carried out at a risk factor or business type level, thus making a deeper comparison of the results with respect to risk measurements.

For the period between the year ended December 31, 2019 and the year ended December 31, 2020, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained to the risk level estimated by the internal VaR calculation model. In that period, there were no negative exceptions in BBVA S.A., while in BBVA Mexico there were a total of 3 exceptions. The COVID-19 epidemic together with the fall in the oil price resulted in a sharp depreciation of the local currency, a considerable spike in stock market volatility, a breakdown of the correlation between different curves and an abrupt movement in local interest rate curves.

At the end of the year the comparison showed the internal VaR calculation model was working correctly, within the "green" zone (0-4 exceptions), thus validating the internal VaR calculation model, as has been the case each year since the internal market risk model was approved for the Group.

Stress testing

A number of stress tests are carried out on the BBVA Group's trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the "Tequilazo" crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

Historical scenarios

The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:

•           Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.

•           Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).

•           Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks affecting the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until the date of the assessment), a simulation is performed by resampling of historic observations, generating a distribution of losses and gains that serve to analyze the most extreme of births in the selected historical window. The advantage of this methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a greater richness of information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.

The main features of this approach are: a) the generated simulations respect the correlation structure of the data, b) there is flexibility in the inclusion of new risk factors and c) it allows the introduction of a lot of variability in the simulations (desirable for considering extreme events).

The impact of the stress test under multivariable simulation of the risk factors of the portfolio based on the expected shortfall (expected shortfall calculated at a 95% confidence level, 20 days) as of December 31, 2020 is as follows:

Impact of the stress test (Millions of Euros)
	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey
Expected shortfall	(121)	(69)	(8)	-	(8)	(4)	(8)

7.3.2. Financial Instruments offset

Financial assets and liabilities may be netted in certain cases. In particular, they are presented for a net amount on the consolidated balance sheet only when the Group's entities satisfy the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.

In addition, the Group has presented as gross amounts assets and liabilities on the consolidated balance sheet for which there are master netting arrangements in place, but for which there is no intention of settling the net amount. The most common types of events that trigger the netting of reciprocal obligations are bankruptcy of the entity, surpassing certain level of indebtedness threshold, failure to pay, restructuring and dissolution of the entity.

In the current market context, derivatives are contracted under different framework contracts being the most widespread the ones developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as "Master Netting Agreement", greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with counterparties, the collateral agreement annexes called Credit Support Annex (“CSA”) are included, thereby minimizing exposure to a potential default of the counterparty.

Moreover, many of the transactions involving assets purchased or sold under a repurchase agreement are transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signing of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by the International Capital Market Association (“ICMA”), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

A summary of the effect of offsetting (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2020, 2019 and 2018:

December 2020 (Millions of Euros)
					Gross amounts not offset in the consolidated balance sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
Trading and hedging derivatives	10, 15	47,862	5,688	42,173	33,842	9,018	(686)
Reverse repurchase, securities borrowing and similar agreements		34,500	-	34,500	35,141	161	(802)
Total assets		82,362	5,688	76,674	68,983	9,178	(1,488)
Trading and hedging derivatives	10, 15	49,720	5,722	43,998	33,842	9,435	721
Repurchase, securities lending and similar agreements		43,950	-	43,950	44,677	1,619	(2,346)
Total liabilities		93,670	5,722	87,948	78,519	11,054	(1,624)

December 2019 (Millions of Euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
Trading and hedging derivatives	10, 15	36,349	2,388	33,961	25,020	8,210	731
Reverse repurchase, securities borrowing and similar agreements		35,805	21	35,784	35,618	204	(39)
Total assets		72,154	2,409	69,744	60,637	8,415	692
Trading and hedging derivatives	10, 15	38,693	2,394	36,299	25,020	10,613	667
Repurchase, securities lending and similar agreements		45,977	21	45,956	45,239	420	297
Total liabilities		84,670	2,414	82,256	70,259	11,033	964

December 2018 (Millions of Euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
Trading and hedging derivatives	10, 15	48,895	16,480	32,415	24,011	7,790	613
Reverse repurchase, securities borrowing and similar agreements		28,074	42	28,032	28,022	169	(159)
Total assets		76,969	16,522	60,447	52,033	7,959	454
Trading and hedging derivatives	10, 15	50,583	17,101	33,481	24,011	6,788	2,682
Repurchase, securities lending and similar agreements		43,035	42	42,993	42,877	34	82
Total liabilities		93,618	17,143	76,474	66,888	6,822	2,765

The amount of recognized financial instruments within derivatives includes the effect in case of compensation with counterparties with which the Group holds netting agreements, while, for repos, it reflects the market value of the collateral associated with the transaction.

7.4. Structural risk

The structural risks are defined, in general terms, as the possibility of sustaining losses due to adverse movements in market risk factors as a result of mismatches in the financial structure of an entity´s balance sheet.

In the Group, the following types of structural risks are defined, according to the nature and the following market factors: interest rate, exchange rate and equity.

The scope of structural risks in the Group is limited to the banking book, excluding market risks in the trading book that are clearly delimited and separated and make up the Market Risks.

The Assets and Liabilities Committee (ALCO) is the main responsible body for the management of structural risks regarding liquidity/ funding interest rate, currency, equity and solvency. Every month, with the participation of the CEO and representatives from the areas of Finance, Risks and Business Areas; this committee monitors the structural risks and is presented with proposals with regard to action plans related with its management for its approval. These management proposals are made by the Finance area with a forward-looking focus, maintaining the alignment with the risk appetite framework, trying to guarantee the recurrence of results and financial stability, as well as to preserve the solvency of the entity. All balance management units have a local ALCO, which is permanently attended by members of the corporate center, and there is a corporate ALCO where management strategies are monitored and presented in the Group's subsidiaries.

GRM area acts as an independent unit, enabling adequate separation between the management and risk control functions, and is responsible for assisting the structural risks in the Group are managed according to the strategy approved by the Board of Directors.

Consequently, GRM deals with the identification, measurement, monitoring and control of those risks and their reporting to the corresponding corporate bodies. Through the Global Risk Management Committee (GRMC), it performs the function of control and risk assessment and is responsible for developing the strategies, policies, procedures and infrastructure necessary to identify, evaluate, measure and manage the significant risks that the BBVA Group faces. To this end, GRM, through the corporate unit of Structural Risks, proposes a scheme of limits and alerts that defines the risk appetite set for each of the relevant structural risk types, both at Group level and by management units, which will be reviewed annually, reporting the situation periodically to the Group's corporate bodies as well as to the GRMC.

Within the three lines of defense scheme in which BBVA's internal control model is established according to the most advanced standards in terms of internal control, the first line of defense is composed by the Finance area, which is responsible for managing the structural risk.

While GRM, as a second line of defense, is in charge of identifying risks, and establishing policies and control models, periodically evaluating their effectiveness.

In the second line of defense, there are also the Internal Risk Control units, which independently review the Structural Risk control, and Internal Financial Control, which carry out a review on the design and effectiveness of the operational controls over structural risk management.

The third line of defense is represented by the Internal Audit area, which, with total independence, is responsible for reviewing specific controls and processes.

7.4.1. Structural interest rate risk

The structural interest-rate risk (“IRRBB”) is related to the potential impact that variations in market interest rates have on an entity's net interest income and equity. In order to properly measure IRRBB, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed with an integral vision, combining two complementary points of view: net interest income (short term) and economic value (long term).

The exposure of a financial entity to adverse interest rates movements is a risk inherent to the development of the banking business, which is also, in turn, an opportunity to create economic value. Therefore, interest rate risk must be effectively managed so that it is limited in accordance with the entity’s equity and in line with the expected economic result.

This function falls to the Global ALM (Asset & Liability Management) unit, within the Finance area, who, through ALCO, aims to support the recurrence of results and preserve the solvency of the entity, always adhering to the risk profile defined by the management bodies of the BBVA Group. The interest rate risk management of the balance sheet aims to promote the stability of the net interest income and book value with respect to changes in market interest rates, types of markets in the different balance-sheets, while respecting solvency and internal limits, as well as complying with current and future regulatory requirements. Likewise, a specific monitoring of the banking book instruments registered at market value (fair value) is developed, which due to their accounting treatment have an impact on results and / or equity.

In this regard, the BBVA Group maintains an exposure to fluctuations on interest rates according to its objective strategy and risk profile, being carried out in a decentralized and independent manner in each of the banking entities that compose its structural balance-sheet.

The management is carried out in accordance with the guidelines established by the European Banking Authority (EBA), with a monitoring of interest rate risk metrics, with the aim of analyzing the potential impact that could be derived from the range of scenarios in the different balance-sheets of the Group.

Nature of Interest Rate Risk

Repricing risk arises due to the difference between the repricing or maturity terms of the assets and liabilities, and represents the most frequent interest rate risk faced by financial entities. However, other sources of risk as changes in the slope and shape of the yield curve, the reference to different indexes and the optionality risk embedded in certain banking transactions, are also taken into account by the risk control system.

BBVA's structural interest-rate risk management process is formed from a set of metrics and tools that enables the capture of additional sources to properly monitor the risk profile of the Group, backed-up by an assumptions set that aims to characterize the behavior of the balance sheet items with the maximum accuracy.

The IRRBB measurement is carried out on a monthly basis, and includes probabilistic measures based on methods of scenario simulation, which enables to capture additional sources of risk to the parallel shifts, as the changes in slope shape and the basis of yield curves. Additionally, sensitivity analysis to multiple parallel shocks of different magnitude are also assessed on a regular basis. The process is run separately for each currency to which the Group is exposed, considering, at a later stage, the diversification effect among currencies and business units.

The risk measurement model is complemented by the assessment of ad-hoc scenarios and stress tests. As stress testing has become more relevant during the recent years, the evaluation of extreme scenarios of rupture of historical interest rates levels, correlations and volatility has continued to be enhanced, while assessing, also, BBVA Research market scenarios, and incorporating the set of scenarios defined according to EBA guidelines.

During 2020, the Group worked to improve the control and management model in accordance with the guidelines established by the EBA on the management of interest rate risk in the banking book. It is worth highlighting, among other aspects, the reinforcement of the stress analysis, including the evaluation of the impacts on the main balance sheet accounts of the Group that could derive from the range of interest rate scenarios defined according to the EBA guidelines mentioned above.

Key assumptions of the model

In order to measure structural interest rate risk, the setting of assumptions on the evolution and behavior of certain balance sheet items is particularly relevant, especially those related to products without an explicit or contractual maturity.

The assumptions that characterize these balance sheet items must be understandable for the areas and bodies involved in risk management and control and remain duly justified and documented. The modeling of these assumptions must be conceptually reasonable and consistent with the evidence based on historical experience, reviewed at least once a year.

In view of the heterogeneity of the financial markets and the availability of historical data, each one of the entities of the Group is responsible for determining the behavior assumptions to be applied to the balance sheet items, always under the guidelines and the applicability of the corporate models existing in the Group.

Among the balance sheet assumptions stand out those established for the treatment of items without contractual maturity, mainly for demand customer deposits, and those related to the expectations on the exercise of interest rate options, especially those relating to loans and deposits subject to prepayment risk.

For the modeling of demand deposits, a segmentation of the accounts in several categories is previously carried out depending on the characteristics of the customer (retail / wholesale) and the product (type of account / transactionality / remuneration), in order to outline the specific behavior of each segment.

In order to establish the remuneration of each segment, the relationship between the evolution of market interest rates and the interest rates of managed accounts is analyzed, with the aim of determining the translation dynamic (percentages and lags) of interest rates variations to the remuneration of the accounts.

The behavior assigned to each category of accounts is determined by an analysis of the historical evolution of the balances and the probability of cancellation of the accounts. For this, the volatile part of the balance assigned to a short-term maturity is isolated, thus avoiding fluctuations in the level of risk caused by specific variations in the balances and promoting stability in the management of the balance. Once the stable part is identified, a medium / long term maturity model is applied through a decay distribution based on the average term of the accounts and the conditional cancellation probabilities throughout the life of the product.

Additionally, the relationship of the evolution of the balance of deposits with the levels of market interest rates is taken into account, where appropriate, including the potential migration between the different types of deposits (on demand / time deposits) in the different interest rate scenarios.

Equally relevant is the treatment of early cancelation options embedded in credit loans, mortgage portfolios and customer deposits. The evolution of market interest rates may condition, along with other variables, the incentive that customers have to prepay loans or deposits, modifying the future behavior of the balance amounts with respect to the forecasted contractual maturity schedule.

The detailed analysis of the historical information related to prepayment data, both partial and total prepayment, combined with other variables such as interest rates, allows estimating future amortizations and, where appropriate, their behavior linked to the evolution of such variables.

The approval and updating of the risk behavior models of structural interest rate risk are subject to corporate governance under the scope of GRM-Analytics. In this way, the models must be properly inventoried and cataloged and comply with the requirements established in the internal procedures for their development, updating and management of the changes. The models are also subject to the corresponding internal validations based on their relevance and the established monitoring requirements.

The table below shows the profile of average interest rate risk in terms of sensitivities of the main currencies in the BBVA Group in 2020:

Sensitivity to interest-rate analysis - December 2020
	Impact on net interest income (*)		Impact on economic value (**)
	100 basis-point increase	100 basis-point decrease (***)	100 basis-point increase	100 basis-point decrease (***)
EUR	[1.5% , 3.5%]	[-1.5% , -0.5%]	[3.5% , 5.5%]	[-3.5% , -1.5%]
MXN	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]
TRY	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
Other	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
BBVA Group	[3.5% , 5.5%]	[-3.5% , -1.5%]	[3.5% , 5.5%]	[-3.5% , -1.5%]

(*)         Percentage of "1 year" net interest income forecast for each unit.

(**)        Percentage of Core Capital for each unit.

(***)       In EUR and USD, negative interest rates scenarios are allowed up to plausible levels lower than current rates.

During 2020, central banks and governments have carried out monetary stimulus measures to mitigate the economic impact caused by the COVID-19 pandemic, which has significantly affected the global economy, spreading to most countries. In Europe, the monetary stimulus measures of the European Central Bank have continued, and the Euribor have fallen, reaching historical low records. In the United States, the reference rates (Libor) have maintained a downward trend, in line with the cuts made by the Federal Reserve in the first quarter of the year. Also in Mexico, the monetary policy rate has fallen significantly during the year. In Turkey, although it initially showed a downward trend in interest rates, aggressive increases have been registered since August, reversing the declines of previous quarters, ending the year with an increase of 500 basis points above December's level of 2019.

In South America, monetary policy has been expansionary, with a reduction in reference rates in the economies of Colombia and Peru, reaching historical low records, affected by the contraction in activity. On the other hand, in Argentina there is a strongly restrictive monetary policy, with a high increase in interest rates in the second half of the year, due to the strong volatility of the markets, affected by the devaluation of the exchange rate.

The BBVA Group, at an aggregate level, continues to maintain a moderate risk profile, in accordance with the established objective, showing a favorable position to a rise in interest rates on net interest income. Effective management of the balance sheet structural risk has mitigated the negative impact of the downward trend in interest rates and the volatility experienced as a result of the effects of COVID-19, and is reflected in the strength and recurrence of the margin of interests:

•           In Europe and the United States, the downward trend in interest rates remains limited by current levels, preventing extremely adverse scenarios from occurring. Both balance sheets are characterized by a loan portfolio with a high proportion referenced to a variable interest rate (mainly mortgages in Spain and loans to companies in both countries) and a liability composed mainly of customer deposits. The COAP portfolios act as hedging of the bank balance, mitigating its sensitivity to interest rate movements. This profile has remained stable during 2020 on both balance sheets. In Spain, the sensitivity of the interest margin has increased in the year due to the maintenance of higher balances of sensitive liquid assets as a result of the generation of liquidity on the balance sheet and the additional financing of TLTRO III (see Note 22), and due to maturity of a part of the coverage of the mortgage portfolio. In the United States, the sensitivity has been reduced due to the balance sheet hedges carried out in late 2019 and early 2020.

•           In Mexico, a balance has been maintained between balances referenced to fixed and variable interest rates. Among the assets most sensitive to interest rate movements, the wholesale portfolio stands out, while consumer and mortgages are mostly at a fixed rate. The COAP portfolio is used to balance the longer term of customer deposits. The sensitivity of the interest margin remains limited and stable during 2020, considering the new interest rate scenario that emerged in March, with a downward trend in rates benchmark throughout 2020.

•           In Turkey, the interest rate risk on the balance sheet increased during 2020, as a result of regulatory requirements (such as the Asset Ratio, applied by the Banking Regulation Supervision Agency (BRSA) and the Good Bank, established by the Central Bank of Turkey (CBRT)) that encourage loan growth. As a result of the establishment of these Regulations, the growth of loans, mostly at a fixed rate, together with the increase in the COAP portfolio, negatively affected sensitivity, being offset by inflation-linked bonds and floating bonds, as well as due to the increase in deposits in the liability side.

•           In South America, the risk profile on interest rates continues to be low, as most of the countries in the area have a composition of fixed / variable and very similar maturities between assets and liabilities, showing a sensitivity of the margin interest rate limited and with slight variations throughout 2020. Likewise, in countries with balances in several currencies, interest rate risk is also managed for each of the currencies, showing a very low level of risk. The measures promoted by central banks and governments have contributed to raising deposits and excess liquidity in Colombia and Peru, as well as their positions in monetary assets, generating a slight positive variation in margin sensitivity.

7.4.2. Structural exchange-rate risk

Structural exchange rate risk, inherent to the business of international banking groups that develop their activities in different geographies and currencies, is defined as the possibility of impacts on solvency, equity value and results driven by fluctuations in the exchange rates due to exposures in foreign currencies.

In the BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint management of permanent foreign currency exposures, taking diversification into account.

The corporate Global ALM unit, through ALCO, designs and executes hedging strategies with the main purpose of preserving the stability of consolidated capital ratios and income flows generated in a currency other than the euro in the BBVA Group, keeping a value generation perspective to preserve the Group’s equity in the long term. To this end, a dynamic management strategy is carried out, considering hedge transactions according to market expectations and their costs.

The risk monitoring metrics included in the framework of limits, in line with the Risk Appetite Framework, are integrated into management and supplemented with additional assessment indicators. At the corporate level they are based on probabilistic metrics that measure the maximum deviation in the Group’s Capital, CET1 (“Common Equity Tier 1”) ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations.

The suitability of these risk assessment metrics is reviewed on a regular basis through back-testing exercises. The final element of structural exchange-rate risk control is the stress and scenario analysis aimed to assess the vulnerabilities of foreign currency structural exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

As of December 31, 2020, the main currencies of the geographies where the Group operates have depreciated against the euro during the year: Mexican peso (-13.1%), US Dollar (-8.5%), Turkish lira (-26.7%), Colombian peso (-12.6%), Peruvian sol (-16.3%) and Argentine peso (-34.8%).

The Group's structural exchange-rate risk exposure level has in some cases increased due to the restrictions related to dividend payments from the subsidiaries which have offset the reduction in risk due to the depreciation of the currencies. The hedging policy intends to keep low levels of sensitivity to movements in the exchange rates of emerging markets currencies against the euro. The risk mitigation level in the capital ratio due to the book value of the BBVA Group's holdings in foreign emerging markets currencies stood at around 65% and, as of the end of 2020, CET1 ratio sensitivity to the depreciation of 10% in the euro exchange rate for each currency is estimated: USD +9 bps; Mexican peso -5 bps; Turkish lira -2 bps; other currencies -1 bp (excluding hyperinflation economies). On the other hand, hedging of emerging markets currency denominated earnings in 2020 reached 65%, concentrated in Mexican peso, Turkish lira and the main Latin American currencies.

For the years 2020, 2019 and 2018, the estimated sensitivities of the result attributable to the parent company are shown below, taking into account the coverage against depreciations and appreciations of 1% of the average rate in the main currencies. To the extent that hedging positions are periodically modulated, the sensitivity estimate attempts to reflect an average (or effective) sensitivity in the year:

Sensitivity to 1% (Millions of Euros)

Currency	2020	2019	2018
Mexican peso	4.9	12.7	13.0
Turkish lira	4.5	3.1	3.0
Peruvian sol	0.4	1.9	1.3
Chilean peso	0.3	0.5	0.7
Colombian peso	1.4	2.6	1.9
Argentine peso	0.9	1.3	(0.3)
US Dollar	4.3	5.9	7.3

7.4.3. Structural equity risk

Structural equity risk refers to the possibility of suffering losses in the value of positions in shares and other equity instruments held in the banking book with long or medium term investment horizons due to fluctuations in the value of equity indexes or shares.

BBVA Group's exposure to structural equity risk arises largely from minority shareholdings held on industrial and financial companies. This exposure is modulated in some portfolios with positions held on derivative instruments on the same underlying assets, in order to adjust the portfolio sensitivity to potential changes in equity prices.

The management of structural equity portfolios is a responsibility of Global ALM and other Group's units specialized in this area. Their activity is subject to the risk management corporate policy on structural equity risk management, complying with the defined management principles and Risk Appetite Framework.

The structural equity risk metrics, designed by GRM according to the corporate model, contribute to the effective monitoring of the risk by estimating the sensitivity and the capital necessary to cover the possible unexpected losses due to changes in the value of the shareholdings in the Group's investment portfolio, with a level of confidence that corresponds to the objective rating of the entity, taking into account the liquidity of the positions and the statistical behavior of the assets to be considered

In order to analyze the risk profile in depth, stress tests and scenario analysis of sensitivity to different simulated scenarios are carried out. They are based on both past crisis situations and forecasts made by BBVA Research. These analyses are carried out regularly to assess the vulnerabilities of structural equity exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions.

Backtesting is carried out on a regular basis on the risk measurement model used.

Global Equity markets have been severely affected by the outbreak of the coronavirus in the first quarter. The extraordinary fiscal and monetary response fostered their recovery although this has been uneven across different geographies and sectors. In this sense, the Spanish equity market has shown one of the worst performances as it fell 15% during 2020.

Structural equity risk, measured in terms of economic capital, has remained fairly stable in the period. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio decreased to -€20 million as of December 31, 2020, compared to -€26 million as of December 31, 2019. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.

7.5. Liquidity and funding risk

Liquidity and funding risk is defined as the incapacity of a bank in meeting its payment commitments due to lack of funds or that, to face those commitments, should have to make use of funding under burdensome terms.

7.5.1. Liquidity and Funding Strategy and Planning

The BBVA Group is a multinational financial institution whose business is focused mainly on retail and commercial banking activities. In addition to the retail business model, which forms its core business, the Group engages in corporate and investment banking, through the global CIB (Corporate & Investment Banking) division.

Liquidity and funding risk management aims to maintain a solid balance sheet structure which allows a sustainable business model. The Group’s liquidity and funding strategy is based on the following pillars:

•           The principle of the funding self-sufficiency of its subsidiaries, meaning that each of the Liquidity Management Units (LMUs) must cover its funding needs independently on the markets where it operates. This avoids possible contagion due to a crisis affecting one or more of the Group’s LMUs.

•           Stable customer deposits as the main source of funding in all the LMUs, in accordance with the Group’s business model.

•           Diversification of the sources of wholesale funding, in terms of maturity, market, instruments, counterparties and currencies, with recurring access to the markets.

•           Compliance with regulatory requirements, enabling the availability of ample liquidity buffers, of high quality, as well as sufficient instruments as required by regulations with the capacity to absorb losses.

•           Compliance with the internal Liquidity Risk and Funding metrics, while adhering to the Risk Appetite level established for each LMU at any time.

Liquidity and Financing Risk Management aims, in the short term, to prevent an entity from having difficulties in meeting its payment commitments in due time and form or that, to meet them, it has to resort to obtaining funds in burdensome conditions that deteriorate the image or reputation of the entity.

In the medium term, its objective is to support the suitability of the Group's financial structure and its evolution, within the framework of the economic situation, the markets and regulatory changes.

This management of structural and liquidity funding is based on the principle of financial self-sufficiency of the entities that comprise it. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk. This decentralized management prevents possible contagion from a crisis affecting only one or a few Group entities, which must act independently to meet their liquidity requirements in the markets where they operate.

Within this strategy, the BBVA Group is organized into eleven LMUs compose of the parent company and the bank subsidiaries in each geography, plus the branches that depend on them.

In addition, the policy for managing liquidity and funding risk is also based on the model’s robustness and on the planning and integration of risk management into the budgeting process of each LMU, according to the financing risk appetite that it decides to assume in its business.

Liquidity and funding planning is part of the strategic processes for the Group’s budgetary and business planning. This objective is to allow a recurrent growth of the banking business with suitable maturities and costs within the established risk tolerance levels by using a wide range of instruments which allow the diversification of the funding sources and the maintenance of a high volume of available liquid assets.

7.5.2. Governance and monitoring

The responsibility for liquidity and funding management in the development of normal business activity lies with the Finance area as a first line of defense in managing the risks inherent to this activity, in accordance with the principles established by the European Banking Authority (EBA) and in line with the most demanding standards, policies, procedures and controls in the framework established by the governing bodies. Finance, through the Balance-Sheet Management area, plans and executes the funding of the structural long-term gap of each LMU and proposes to the Assets and Liabilities Committee (ALCO) the actions to be taken on this matter, in accordance with the policies established by the Risk Committee in line with the metrics of the Risk Appetite Framework approved by the Board of Directors.

Finance is also responsible for preparing the regulatory reporting of liquidity, coordinating with the responsible areas in each LGU the necessary processes to cover the requirements at corporate and regulatory level, enabling the integrity of the information provided.

GRM is responsible for promoting the liquidity and financing risk in the Group is managed in accordance with the framework established by governing bodies. It also deals with the identification, measurement, monitoring and control of such risks and their communication to the relevant corporate bodies. In order to carry out this task properly, the risk function in the Group has been configured as a single, global function, independent of the management areas.

Additionally, the Group has, in its second line of defense, an Internal Risk Control unit, which performs an independent review of the control of Liquidity and Financing Risk, and a Financial Internal Control Unit that reviews the design and effectiveness of the controls operations on liquidity management and reporting.

As the third line of defense of the Group's internal control model, Internal Audit is in charge of reviewing specific controls and processes in accordance with a work plan that is drawn up annually.

The Group’s fundamental objectives regarding the liquidity and funding risk are determined through the Liquidity Coverage Ratio (LCR) and through the Loan-to-Stable Customer Deposits (LtSCD) ratio.

The LCR ratio is a regulatory metric that aims to enable the resilience of entities in a scenario of liquidity tension within a time horizon of 30 days. Within its risk appetite framework and system of limits and alerts, BBVA has established a required LCR compliance level for the entire Group and for each individual LMU. The internal levels required are aimed at efficiently meeting the regulatory requirement, at a widely level above 100%.

The LtSCD ratio measures the relationship between net lending and stable customer funds. The aim is to preserve a stable funding structure in the medium term for each of the LMUs which make up the BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. In geographical areas with dual-currency balances, the indicator is also controlled by currency to manage the mismatches that might occur.

Stable customer funds are considered to be the financing obtained and managed from the LMUs among their target customers. Those funds are characterized by their low sensitivity to market changes and by their less volatile behavior at aggregated level per operation due to the loyalty of the customer to the entity. The stable resources are calculated by applying to each identified customer segment a haircut determined by the analysis of the stability if the balances by which different aspects are evaluated (concentration, stability, level of loyalty). The main source of stable resources arises from wholesale funding and retail customer funds.

In order to establish the target (maximum) levels of LtSCD in each LMU and provide an optimal funding structure reference in terms of risk appetite, the corporate Structural Risks unit of GRM identifies and assesses the economic and financial variables that condition the funding structures in the different geographical areas.

Additionally, liquidity and funding risk management aims to achieve a proper diversification of the funding structure, avoiding excessive dependence on short-term funding by establishing a maximum level for the short-term funds raised, including both wholesale financing and the least stable proportion of customer funds In relation to long-term financing, the maturity profile does not present significant concentrations, which makes it possible to adapt the schedule of the planned issuance plan to the best financial conditions in the markets. Lastly, concentration risk is monitored at LMU level, with the aim of supporting a correct diversification of both the counterparty and type of instrument.

One of the fundamental metrics within the general management framework of the liquidity and funding risk is the maintenance of a liquidity buffer consisting of high quality assets free of charges which can be sold or offered as collateral to obtain funding, either under normal market conditions or in stress situations.

The Finance is responsible for the collateral management and determining the liquidity buffer within the BBVA Group. According to the principle of auto-sufficiency of the Group's subsidiaries, each LMU is responsible for maintaining a buffer of liquid assets which complies with the regulatory requirements applicable under each jurisdiction. In addition, the liquidity buffer of each LMU must be aligned with the liquidity and funding risk tolerance as well as the management limits set and approved for each case.

In this context, the short-term resistance of the liquidity risk profile is promoted, supporting that each LMU has sufficient collateral to deal with the risk of the closure of wholesale markets. Basic capacity is the internal metric for the management and control of short-term liquidity risk, which is defined as the relationship between the explicit assets available and the maturities of wholesale liabilities and volatile resources, at different time periods up to the year, with special relevance at 30 and 90 days, with the objective of preserving the survival period above 3 months with the available buffer, without considering the balance inflows.

As a fundamental element of the liquidity and financing risk monitoring scheme, stress tests are carried out. They enable to anticipate deviations from the liquidity targets and the limits set in the appetite, and to establish tolerance ranges in the different management areas. They also play a major role in the design of the Liquidity Contingency Plan and the definition of specific measures to be adopted to rectify the risk profile if necessary.

For each scenario, it is checked whether BBVA has a sufficient stock of liquid assets to assist its capacity to meet the liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios: one central and three crisis-related (systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the entity’s clients; and a mixed scenario, as a combination of the two aforementioned scenarios). Each scenario considers the following factors: existing market liquidity, customer behavior and sources of funding, the impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the development of BBVA's credit quality.

The stress tests conducted on a regular basis by GRM reveal that BBVA maintains a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, during a period of longer than 3 months in general for the different LMUs (with the exception of Turkey where despite closing the year above 3 months, the regulatory requirements have led to non-compliance during certain periods), including in the scenario of a significant downgrade of the Bank’s rating by up to three notches.

Together with the results of the stress tests and the risk metrics, the early warning indicators play an important role within the corporate model and the Liquidity Contingency Plan. They are mainly indicators of the funding structure, in relation to asset encumbrance, counterparty concentration, flights of customer deposits, unexpected use of credit facilities, and of the market, which help anticipate possible risks and capture market expectations.

Finance is the area responsible for the elaboration, monitoring, execution and update of the liquidity and funding plan and of the market access strategy to assist and improve the stability and diversification of the wholesale funding sources.

In order to implement and establish management in an anticipated manner, limits are set on an annual basis for the main management metrics that form part of the budgeting process for the liquidity and funding plan. This framework of limits contributes to the planning of the joint future performance of:

The loan book, considering the types of assets and their degree of liquidity, as well as their validity as collateral in collateralized funding.

Stable customer funds, based on the application of a methodology for establishing which segments and customer balances are considered to be stable or volatile funds based on the principle of sustainability and recurrence of these funds.

Projection of the credit gap, in order to require a degree of self-funding that is defined in terms of the difference between the loan-book and stable customer funds.

Incorporating the planning of securities portfolios into the banking book, which include both fixed-interest and equity securities, and are classified as financial assets at fair value through other comprehensive income and at amortized cost, and additionally on trading portfolios.

The structural gap projection, as a result of assessing the funding needs generated both from the credit gap and by the securities portfolio in the banking book, together with the rest of on-balance-sheet wholesale funding needs, excluding trading portfolios. This gap therefore needs to be funded with customer funds that are not considered stable or on wholesale markets.

As a result of these funding needs, the BBVA Group plans the target wholesale funding structure according to the tolerance set in each LMU target.

Thus, once the structural gap has been identified and after resorting to wholesale markets, the amount and composition of wholesale structural funding is established in subsequent years, in order to maintain a diversified funding mix and guarantee that there is not a high reliance on short-term funding (short-term wholesale funding plus volatile customer funds).

In practice, the execution of the principles of planning and self-funding at the different LMUs results in the Group’s main source of funding being customer deposits, which consist mainly of demand deposits, savings deposits and time deposits.

As sources of funding, customer deposits are complemented by access to the interbank market and the domestic and international capital markets in order to address additional liquidity requirements, implementing domestic and international programs for the issuance of commercial paper and medium and long-term debt.

The process of analysis and assessment of the liquidity and funding situation and of the inherent risks is a process carried out on an ongoing basis in the BBVA Group, with the participation of all the Group areas involved in liquidity and funding risk management. This process is carried out at both local and corporate level. It is incorporated into the decision- making process for liquidity and funding management, with integration between the risk appetite strategy and establishment and the planning process, the funding plan and the limits scheme.

7.5.3. Liquidity and funding performance

During 2020, the BBVA Group has maintained a robust and dynamic funding structure with a predominantly retail nature, where customer resources represent the main source of funding.

During 2020, liquidity conditions have remained comfortable in all the countries where the BBVA Group operates. Since the beginning of March, the global crisis caused by COVID-19 has had a significant impact on financial markets. The effects of this crisis on the Group's balance sheets materialized fundamentally at first, through greater provision of credit lines by wholesale clients in view of the worsening financing conditions in the markets, with no significant effect on the retail world. These provisions were largely paid off over the following quarters. Dealing with this situation of initial uncertainty, the different central banks provided a joint response through specific measures and programs to facilitate the financing of the real economy and the provision of liquidity in financial markets, increasing liquidity buffers in almost all areas with BBVA presence.

Thus, the performance of the indicators show that the robustness of the funding structure remained steady during 2020, 2019 and 2018, in the sense that all LMUs held self-funding levels with stable customer resources above the requirements.

LtSCD by LMU
	2020	2019	2018
Group (average)	95%	108%	106%
Eurozone	97%	108%	101%
BBVA USA	92%	111%	119%
BBVA Mexico	98%	116%	114%
Garanti BBVA	95%	99%	110%
Other LMUs	86%	103%	99%

With respect to LCR, the Group has maintained a liquidity buffer at both a consolidated and individual level in 2020. As a result, the ratio has remained comfortably above 100%, with the consolidated ratio as of December 31, 2020 standing at 149%.

Although this requirement is only established at a Group level, for banks in the Eurozone, the minimum level required is comfortably exceeded in all subsidiaries. It should be noted that the calculation of the Consolidated LCR does not allow the transfer of liquidity between subsidiaries, so no excess liquidity may be transferred from these entities for the purpose of calculating the consolidated ratio. If the impact of these highly liquid assets was considered, the LCR would be 185%, or +36 basis points above the required level.

LCR main LMU
0	2020	2019	2018
Group	149%	129%	127%
Eurozone	173%	147%	145%
BBVA USA (*)	144%	145%	143%
BBVA Mexico	196%	147%	154%
Garanti BBVA	183%	206%	209%

(*) BBVA USA LCR calculated according to local regulation (Fed Modified LCR).

Each entity maintains an individual liquidity buffer, both BBVA, S.A. and each of its subsidiaries, including BBVA USA, BBVA Mexico, Garanti BBVA and the Latin American subsidiaries.

The table below shows the liquidity available by instrument as of December 31, 2020, 2019 and 2018 for the most significant entities based on prudential supervisor’s information (Commission Implementing Regulations (EU) 2017/2114 of November 9, 2017):

December 2020 (Millions of Euros)
	BBVA Eurozone	BBVA Mexico	Garanti BBVA	Other
Cash and withdrawable central bank reserves	39,330	8,930	6,153	6,831
Level 1 tradable assets	48,858	9,205	7,019	6,237
Level 2A tradable assets	5,119	106	-	-
Level 2B tradable assets	6,080	11	-	-
Other tradable assets	20,174	421	701	745
Non tradable assets eligible for central banks	-	-	-	-
Cumulated counterbalancing capacity	119,560	18,672	13,873	13,814

December 2019 (Millions of Euros)
	BBVA Eurozone	BBVA Mexico	BBVA USA	Garanti BBVA	Other
Cash and withdrawable central bank reserves	14,516	6,246	4,949	6,450	6,368
Level 1 tradable assets	41,961	7,295	11,337	7,953	3,593
Level 2A tradable assets	403	316	344	-	-
Level 2B tradable assets	5,196	219	-	-	12
Other tradable assets	22,213	1,269	952	669	586
Non tradable assets eligible for central banks	-	-	2,935	-	-
Cumulated counterbalancing capacity	84,288	15,344	20,516	15,072	10,559

December 2018 (Millions of Euros)
	BBVA Eurozone	BBVA Mexico	BBVA USA	Garanti BBVA	Other
Cash and withdrawable central bank reserves	26,506	7,666	1,667	7,633	6,677
Level 1 tradable assets	29,938	4,995	10,490	6,502	3,652
Level 2A tradable assets	449	409	510	-	-
Level 2B tradable assets	4,040	33	-	-	-
Other tradable assets	8,772	1,372	1,043	499	617
Non tradable assets eligible for central banks	-	-	2,314	-	-
Cumulated counterbalancing capacity	69,705	14,475	16,024	14,634	10,946

The Net Stable Funding Ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, is one of the Basel Committee's essential reforms, and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance-sheet activities. This ratio should be at least 100% at all times.

The NSFR of BBVA Group and its main LMUs at December 31, 2020 and 2019, calculated based on the Basel requirements, was the following:

NSFR main LMU
	2020	2019
Group	127%	120%
BBVA Eurozone	121%	113%
BBVA Mexico	138%	130%
BBVA USA	126%	116%
Garanti BBVA	154%	151%

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2020, 2019 and 2018:

December 2020. Contractual maturities (Millions of Euros)
0	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	42,518	32,741	-	-	-	-	-	-	-	-	75,258
Deposits in credit entities	-	3,616	677	921	356	461	117	120	2	39	6,309
Deposits in other financial institutions	-	2,202	855	797	734	543	1,251	721	515	500	8,119
Reverse repo, securities borrowing and margin lending	-	20,033	4,757	1,351	364	368	3,320	1,849	891	1,089	34,021
Loans and advances	279	16,939	24,280	23,012	15,579	17,032	46,182	38,851	51,709	110,173	344,036
Securities' portfolio settlement	-	3,896	6,680	6,557	5,084	13,014	9,858	15,494	17,231	50,045	127,859

December 2020. Contractual maturities (Millions of Euros)
0	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	-	4,750	2,618	3,963	1,283	1,543	10,573	7,505	12,793	23,839	68,868
Deposits in financial institutions	8,838	7,859	254	741	152	726	825	189	166	371	20,120
Deposits in other financial institutions and international agencies	12,735	4,324	2,694	588	353	272	957	337	459	870	23,589
Customer deposits	308,360	39,978	13,416	6,808	4,526	4,366	3,361	1,213	869	799	383,694
Security pledge funding	-	41,239	5,301	1,643	1,192	368	11,304	28,510	3,740	1,516	94,812
Derivatives, net	-	(722)	15	(961)	(85)	134	(400)	(157)	(264)	(159)	(2,599)

December 2019. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	20,954	20,654	-	-	-	-	-	-	-	-	41,608
Deposits in credit entities	-	3,591	283	488	585	503	189	24	120	432	6,216
Deposits in other financial institutions	-	1,336	1,120	796	589	991	1,420	1,072	672	2,089	10,084
Reverse repo, securities borrowing and margin lending	-	21,612	3,858	2,287	561	808	4,121	1,838	411	803	36,299
Loans and advances	157	22,015	25,056	24,994	15,777	16,404	42,165	35,917	54,772	122,098	359,354
Securities' portfolio settlement	-	1,622	3,873	6,620	2,017	7,292	21,334	6,115	13,240	46,022	108,136

December 2019. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	1	1,393	1,714	4,208	1,645	4,386	8,328	10,608	10,803	27,840	70,927
Deposits in financial institutions	7,377	7,608	493	1,122	172	1,514	386	614	206	510	20,004
Deposits in other financial institutions and international agencies	10,177	3,859	867	381	367	257	982	503	499	952	18,843
Customer deposits	271,638	43,577	18,550	10,013	7,266	6,605	3,717	2,062	854	1,039	365,321
Security pledge funding	-	45,135	3,202	15,801	1,456	653	3,393	7,206	759	1,308	78,914
Derivatives, net	-	(66)	(25)	29	(11)	1,097	(830)	(278)	(333)	(420)	(838)

December 2018. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9,550	40,599	-	-	-	-	-	-	-	-	50,149
Deposits in credit entities	801	3,211	216	141	83	152	133	178	27	1,269	6,211
Deposits in other financial institutions	1	1,408	750	664	647	375	1,724	896	1,286	2,764	10,515
Reverse repo, securities borrowing and margin lending	-	21,266	1,655	1,158	805	498	205	1,352	390	210	27,539
Loans and advances	132	19,825	25,939	23,265	15,347	16,433	42,100	32,336	53,386	120,571	349,334
Securities' portfolio settlement	-	1,875	4,379	5,990	2,148	6,823	8,592	12,423	11,533	42,738	96,501

December 2018. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	1	2,678	1,652	2,160	2,425	2,736	7,225	8,578	16,040	26,363	69,858
Deposits in financial institutions	7,107	5,599	751	1,992	377	1,240	1,149	229	196	904	19,544
Deposits in other financial institutions and international agencies	10,680	4,327	1,580	458	302	309	781	304	825	1,692	21,258
Customer deposits	252,630	44,866	18,514	10,625	6,217	7,345	5,667	2,137	1,207	1,310	350,518
Security pledge funding	40	46,489	2,219	2,274	114	97	22,911	526	218	1,627	76,515
Derivatives, net	-	(75)	(523)	(68)	(5)	(117)	498	(91)	(67)	(392)	(840)

With regard to the financing structure, the loan portfolio is mostly financed by retail deposits. The “demand” maturity bucket mainly contains the retail customer sight accounts whose behavior historically showed a high level of stability and little concentration. According to a behavior analysis which is done every year in every entity, this type of account is considered to be stable and for liquidity risk purposes receive a better treatment.

The liquidity situation of the Group's main management units is detailed below:

In the Euro Liquidity Management Unit (UGL), the liquidity and financing situation remains solid and comfortable with a large high-quality liquidity buffer that has been increased during the year as a result of the growth in customer deposits and the actions taken by the European Central Bank, which have meant an injection of liquidity in the system. As a result of the COVID-19 crisis, there was initially a greater demand for credit through the increase in the use of credit lines by the Corporate & Investment Banking wholesale business, which was also accompanied by a growth in customer deposits. Subsequently, there were partial refunds of those lines while deposits have continued to grow. In addition, it is important to note the measures implemented by the ECB to deal with this crisis, which have included different actions such as: the expansion of asset purchase programs, especially through the PEPP (Pandemic Emergency Purchase Program) for 750,000 million of euros in a first tranche announced in March and expanded with a second tranche for an additional 600,000 million euros until June 2021 or until the ECB considers that the crisis has ended, the coordinated action of central banks for the provision of US dollars, a temporary package of measures to make flexible the collateral eligible for financing operations, the relaxation and improvement of the conditions of the TLTRO III program and the creation of the new program of long-term refinancing operations without specific emergency objective (PELTRO). In this regard, BBVA attended the TLTRO III program windows in March and June (with an amount drawn down at the end of December of 35,032 million euros) due to its favorable conditions in terms of cost and term, amortizing the corresponding part of the TLTRO II program (see Note 22).

In the United States there is a comfortable liquidity situation with significant growth in deposits during the year, driven mainly by stimulus measures from the American government and the Federal Reserve. This has led to an increase in the liquidity buffer and the liquidity and financing indicators are comfortable. As in the euro zone, during the end of the first quarter of 2020 there was an increase in loans stemmed mainly from an increase in the use of credit lines by wholesale clients and the stimulus program of the American government aimed at SMEs and freelances (Paycheck Protection Program). Subsequently, there were repayments that bring the percentage of use of credit lines to levels prior to the pandemic.

In Mexico, the liquidity position has remained solid during the year due to the increase in deposits driven by the success of the commercial actions carried out by the entity, especially in the second semester, as well as by the stimulus measures implemented by Banxico throughout the year to provide liquidity to the financial system, which made it possible to offset the increase in the use of credit lines as a result of the COVID-19 crisis. This good performance in deposits, together with the normalization in credit growth, has reduced the credit gap, resulting in the entity being in a comfortable situation in liquidity and financing ratios.

At Garanti BBVA, the liquidity situation remained comfortable during 2020, with a contraction of loans and a growth of deposits in foreign currency, as well as a higher growth in loans than deposits in local currency. As a result of the COVID-19 crisis, the Turkish regulator established the so-called asset ratio to mainly increase loans and discourage the accumulation of deposits, causing an increase in the credit gap, which was covered with the excess liquidity that the entity had. Subsequently, the asset ratio requirement was reduced in the third quarter (from 100% to 90%) and was eliminated in December. All in all, Garanti BBVA has shown a solid liquidity buffer.

In South America, an adequate liquidity situation is maintained throughout the region, favored by the support of the different central banks and governments that, with the aim of mitigating the impact of the COVID-19 crisis, have implemented measures for stimulating economic activity and providing greater liquidity to financial systems. In Argentina, the outflow of deposits in US dollars in the banking system slowed down during 2020, and even showed some growth in the fourth quarter. BBVA Argentina continues to maintain a solid liquidity position BBVA Colombia, after the actions carried out to adjusting excess liquidity by reducing wholesale deposits, continues to show a comfortable liquidity position. BBVA Peru has seen its comfortable liquidity situation strengthened as a result of the continuous increase in the volume of deposits during the second semester, as well as the funds from the Central Bank's support programs.

The wholesale financing markets in which the Group operates, after the first two months of 2020 of great stability were followed by a strong correction derived from the COVID-19 crisis and limited access to the primary market. This situation has been stabilizing due to the evolution of the pandemic, the development of vaccines, various geopolitical events and the actions of the Central Banks. Secondary market volumes ended the year reaching the levels of January 2020, while primary market volumes have been reactivated, lowering the issue premiums.

The main transactions carried out by the companies that form part of the BBVA Group in 2020 were:

•           During the first quarter of 2020 BBVA, S.A. made 2 senior non-preferred securities issues for a total of 1,400 million euros and another Tier 2 for 1,000 million euros. In the second quarter of 2020, an issuance of senior preferred securities for 1,000 million euros was executed as a social-COVID-19 bond, the first of its kind for a private financial entity in Europe. In the third quarter, three public issues were made: the first is the first green convertible bond of a financial institution world-wide for an amount of 1,000 million euros; the second is a Tier 2 subordinated securities issue denominated in pound sterling, for an amount of 300 million pounds; and the third is an issuance of preferred securities registered with the US SEC (Securities Exchange Commission) in two tranches with maturities of three and five years, for a total of 2,000 million dollars. On the other hand, in February 2020, BBVA exercised the call option of a convertible bond of 1,500 million euros, and in January 2021, the entity has early amortized three preferred issuances (for more information on these transactions see the section “Solvency” of this report).

•           In 2020, BBVA México successfully carried out a local senior issuance of 15,000 million Mexican pesos (614 million euros) in three tranches (two tranches in Mexican pesos at 3 and 5 years and another tranche in US dollars at 3 years), in order to advance the refinancing of maturities in the year taking advantage of the good market moment. It also carried out an international issue of senior unsecured securities for an amount of 500 million US dollars of 5 years with a rate of 1.875%, which represents the lowest in history for a financial institution in Mexico and for any private financial institutions in Latin America. Furthermore, within the measures adopted by Banxico throughout the year, BBVA Mexico has participated in auctions of US dollars with credit institutions (swap line with the Fed) initially for an amount of 1,250 million US dollars, partially renewing that position from June to September, for an amount of US $ 700 million. Likewise, it has participated in the so-called Banxico facilities 7 and 8 (measures to transfer funds to micro, small and medium-sized companies, as well as to individuals affected by the pandemic).

•           In Turkey, Garanti BBVA carried out a Tier 2 issuance for TRY 750 million in the first quarter of 2020. In the second quarter of 2020, Garanti BBVA renewed a syndicated loan by issuing the first green syndicated loan indexed to sustainability criteria, and in whose renovation the EBRD -European Bank for Reconstruction and Development- and the IFC -International Finance Corporation- have participated. And in the fourth quarter, Garanti BBVA partially renewed a syndicated loan for an amount of $636 million.

The liquidity position of the rest of subsidiaries has continued to be sound, maintaining a solid liquidity position in all the jurisdictions in which the Group operates.

In this context, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from stable customer funds, while enabling a sufficient buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets.

7.5.4. Asset encumbrance

As of December 31, 2020, 2019 and 2018, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

December 2020 (Millions of Euros)
	Encumbered assets		Non-encumbered assets
	Book value	Market value	Book value	Market value
Assets	121,999		614,260
Equity instruments	2,134	2,134	14,556	14,556
Debt securities	29,379	26,112	100,108	100,108
Loans and advances and other assets	90,486		499,595

December 2019 (Millions of Euros)
	Encumbered assets		Non-encumbered assets
	Book value	Market value	Book value	Market value
Assets	101,792		596,898
Equity instruments	3,526	3,526	12,113	12,113
Debt Securities	29,630	29,567	95,611	95,611
Loans and Advances and other assets	68,636	-	489,174	-

December 2018 (Millions of Euros)
	Encumbered assets		Non-encumbered assets
	Book value	Market value	Book value	Market value
Assets	107,950		567,573
Equity instruments	1,864	1,864	6,485	6,485
Debt Securities	31,157	32,216	82,209	82,209
Loans and Advances and other assets	74,928		478,880

The committed value of "Loans and Advances and other assets" corresponds mainly to loans linked to the issue of covered bonds, territorial bonds or long-term securitized bonds (see Note 22.4) as well as those used as a guarantee to access certain funding transactions with central banks. Debt securities and equity instruments correspond to underlying that are delivered in repos with different types of counterparties, mainly clearing houses or credit institutions, and to a lesser extent central banks. Collateral provided to enable derivative transactions is also included as committed assets.

As of December 31, 2020, 2019 and 2018, collateral pledges received mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

December 2020. Collateral received (Millions of Euros)
0	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	30,723	8,652	1,071
Equity instruments	239	204	-
Debt securities	30,484	8,448	1,071
Loans and advances and other assets	-	-	-
Own debt securities issued other than own covered bonds or ABSs	3	94	-

December 2019. Collateral received (Millions of Euros)
0	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	38,496	9,208	48
Equity instruments	65	70	-
Debt securities	38,431	9,130	38
Loans and advances and other assets	-	8	10
Own debt securities issued other than own covered bonds or ABSs	-	82	-

December 2018. Collateral received (Millions of Euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	27,474	5,633	319
Equity instruments	89	82	-
Debt securities	27,385	5,542	300
Loans and Advances and other assets	-	8	19
Own debt securities issued other than own covered bonds or ABSs	78	87	-

The guarantees received in the form of reverse repurchase agreements or security lending transactions are committed by their use in repurchase agreements, as is the case with debt securities.

As of December 31, 2020, 2019 and 2018, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

Sources of encumbrance (Millions of Euros)
	2020		2019		2018
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	131,352	147,523	124,252	135,500	113,498	131,172
Derivatives	16,611	16,348	19,066	20,004	8,972	11,036
Loans and advances	98,668	111,726	87,906	94,240	85,989	97,361
Outstanding subordinated debt	16,073	19,449	17,280	21,256	18,538	22,775
Other sources	653	5,202	449	4,788	3,972	4,330

8. Fair value of financial instruments

Framework and processes control

As part of the process established in the Group for determining the fair value in order to support that financial assets and liabilities are properly following the IFRS 13 principles: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or most advantageous market, at the measurement date.

BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business are members of these committees.

These areas are required to support, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the valuation global area and using models that have been validated and approved by the responsible areas.

Fair value hierarchy

All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in the market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at amortized cost or fair value through adjustments in the consolidated income statement or equity.

When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of the fair value derived from the use of such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with such asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for valuation, criteria is established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams or those obtained by other market participants.

The process for determining the fair value requires the classification of the financial assets and liabilities according to the measurement processes used as set forth below:

•           Level 1: Valuation using directly the quotation of the instrument, observable and readily and regularly available from independent price sources and referenced to active markets that the entity can access at the measurement date. The instruments classified within this level are fixed-income securities, equity instruments and certain derivatives.

•           Level 2: Valuation of financial instruments with commonly accepted techniques that use inputs obtained from observable data in markets.

•           Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2020, the affected instruments at fair value accounted for approximately 0.55% of financial assets and 0.40% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.

8.1. Fair value of financial instruments

The fair value of the Group’s financial instruments in the accompanying consolidated balance sheets and its corresponding carrying amounts, as of December 31, 2020, 2019 and 2018 are presented below:

Fair Value and carrying amount (Millions of euros)
		2020		2019		2018
	Notes	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	65,520	65,520	44,303	44,303	58,196	58,196
Financial assets held for trading	10	108,257	108,257	101,735	101,735	89,103	89,103
Non-trading financial assets mandatorily at fair value through profit or loss	11	5,198	5,198	5,557	5,557	5,135	5,135
Financial assets designated at fair value through profit or loss	12	1,117	1,117	1,214	1,214	1,313	1,313
Financial assets at fair value through other comprehensive income	13	69,440	69,440	61,183	61,183	56,337	56,337
Financial assets at amortized cost	14	367,668	374,267	439,162	442,788	419,660	419,857
Hedging derivatives	15	1,991	1,991	1,729	1,729	2,892	2,892
LIABILITIES
Financial liabilities held for trading	10	86,488	86,488	88,680	88,680	79,761	79,761
Financial liabilities designated at fair value through profit or loss	12	10,050	10,050	10,010	10,010	6,993	6,993
Financial liabilities at amortized cost	22	490,606	491,006	516,641	515,910	509,185	510,300
Hedging derivatives	15	2,318	2,318	2,233	2,233	2,680	2,680

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at amortized cost (including their fair value although this value is not used when accounting for these instruments).

8.1.1. Fair value of financial instruments recognized at fair value, according to valuation criteria

Below are the different elements used in the valuation technique of financial instruments.

Active Market

BBVA considers active market as a market that allows the observation of bid and offer prices representative of the levels to which the market participants are willing to negotiate an asset, with sufficient frequency and volume.

By default, BBVA would consider all internally approved “Organized Markets” as active markets, without considering this an unchangeable list.

Furthermore, BBVA would consider as traded in an “Organized Market” quotations for assets or liabilities from Over The Counter (OTC) markets when they are obtained from independent sources, observable on a daily basis and fulfil certain conditions.

The following table shows the financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by level used to determine their fair value as of December 31, 2020, 2019 and 2018:

Fair value of financial instruments by levels (Millions of Euros)
	2020			2019			2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	32,555	73,856	1,847	31,135	69,092	1,508	26,730	61,969	404
Loans and advances	2,379	28,659	1,609	697	32,321	1,285	47	28,642	60
Debt securities	12,790	11,123	57	18,076	8,178	55	17,884	7,494	199
Equity instruments	11,367	31	60	8,832	-	59	5,194	-	60
Derivatives	6,019	34,043	121	3,530	28,593	109	3,605	25,833	85
Non-trading financial assets mandatorily at fair value through profit or loss	3,826	381	992	4,305	92	1,160	3,127	78	1,929
Loans and advances	210	-	499	82	-	1,038	25	-	1,778
Debt securities	4	324	28	-	91	19	90	71	76
Equity instruments	3,612	57	465	4,223	1	103	3,012	8	75
Financial assets designated at fair value through profit or loss	939	178	-	1,214	-	-	1,313	-	-
Loans and advances	-	-	-	-	-	-	-	-	-
Debt securities	939	178	-	1,214	-	-	1,313	-	-
Equity instruments	-	-	-	-	-	-	-	-	-
Financial assets at fair value through other comprehensive income	60,976	7,866	598	50,896	9,203	1,084	45,824	9,323	1,190
Loans and advances	33	-	-	33	-	-	33	-	-
Debt securities	59,982	7,832	493	49,070	9,057	604	43,788	9,211	711
Equity instruments	961	34	105	1,794	146	480	2,003	113	479
Derivatives – Hedge accounting	120	1,862	8	44	1,685	-	7	2,882	3
LIABILITIES-
Financial liabilities held for trading	27,587	58,045	856	26,266	61,588	827	22,932	56,560	269
Deposits	8,381	23,495	621	9,595	32,121	649	7,989	29,945	-
Trading derivatives	7,402	34,046	232	4,425	29,466	175	3,919	26,615	267
Other financial liabilities	11,805	504	3	12,246	1	2	11,024	-	1
Financial liabilities designated at fair value through profit or loss	-	8,558	1,492	-	8,629	1,382	-	3,149	3,844
Customer deposits	-	902	-	-	944	-	-	976	-
Debt certificates (*)	-	3,038	1,492	-	3,274	1,382	-	1,529	1,329
Other financial liabilities	-	4,617	-	-	4,410	-	-	643	2,515
Derivatives – Hedge accounting	53	2,250	15	30	2,192	11	223	2,454	3

  (*) The information for the years 2019 and 2018 has been subject to certain modifications, related to some issuances of Garanti Group

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2020, 2019 and 2018:

Fair value of financial Instruments by levels. December 2020 (Millions of euros)
	2020		2019		2018
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
ASSETS
Financial assets held for trading	73,856	1,847	69,092	1,508	61,969	404		- Issuer´s credit risk - Current market interest rates - Funding interest rates observed in the market or in consensus services - Exchange rates	- Prepayment rates - Issuer´s credit risk - Recovery rates - Funding interest rates not observed in the market or in consensus services
Loans and advances	28,659	1,609	32,321	1,285	28,642	60	Present-value method (Discounted future cash flows)
Debt securities	11,123	57	8,178	55	7,494	199	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active markets prices	- Prepayment rates - Issuer´s credit risk - Recovery rates
Equity instruments	31	60	-	59	-	60	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV not published
Derivatives	34,043	121	28,593	109	25,833	85
Interest rate

Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows

Caps/Floors: Black, Hull-White and SABR

Bond options: Black

Swaptions: Black, Hull-White and LGM

Other Interest rate Options: Black, Hull-White and LGM

Constant Maturity Swaps: SABR

- Exchange rates

- Market quoted future prices

- Market interest rates

- Underlying assets prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

									- Beta - Implicit correlations between tenors - interest rates volatility
Equity							Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and discounted cash flows
Non-trading financial assets mandatorily at fair value through profit or loss	381	992	92	1,160	78	1,929
Loans and advances	-	499	-	1,038	-	1,778	Specific liquidation criteria regarding losses of the EPA proceedings PD and LGD of the internal models, valuations and specific criteria of the EPA proceedings Discounted future cash flows		- Prepayment rates - Business plan of the underlying asset, WACC, macro scenario - Property valuation
Debt securities	324	28	91	19	71	76	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	57	465	1	103	8	75	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Financial assets designated at fair value through profit or loss	178	-	-	-	-	-	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates
Debt securities	178	-	-	-	-	-
Financial assets at fair value through other comprehensive income	7,866	598	9,203	1,084	9,323	1,190
Debt securities	7,832	493	9,057	604	9,221	711	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active market prices	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	34	105	146	480	113	479	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Hedging derivatives	1,862	8	1,685	-	2,882	3
Interest rate

Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows

Caps/Floors: Black, Hull-White and SABR

Bond options: Black

Swaptions: Black, Hull-White and LGM

Other Interest rate Options: Black, Hull-White and LGM

Constant maturity Swaps: SABR

- Exchange rates

- Market quoted future prices

- Market interest rates

- Underlying assets prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

Equity							Future and Equity Forward: Discounted future cash flows Equity Options: Local volatility, Momentum adjustment
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment
Credit							Credit Derivatives: Default model and Gaussian copula
Commodities							Commodities: Momentum adjustment and Discounted cash flows

Fair Value of financial Instruments by Levels.(Millions of Euros)

	2020		2019		2018
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs

LIABILITIES
Financial liabilities held for trading	58,045	856	61,588	827	56,560	269
Deposits	23,495	621	32,121	649	29,945	-	Present-value method (Discounted future cash flows)	- Interest rate yield - Funding interest rates observed in the market or in consensus services - Exchange rates	- Funding interest rates not observed in the market or in consensus services
Derivatives	34,046	232	29,466	175	26,615	267
Interest rate

Interest rate products (Interest rate Swaps, call money Swaps and FRA): Discounted cash flows

Caps/Floors: Black, Hull-White and SABR

Bond options: Black

Swaptions: Black, Hull-White and LGM

Other Interest rate Options: Black, Hull-White and LGM

Constant Maturity Swaps: SABR

- Exchange rates

- Market quoted future prices

- Market interest rates

- Underlying assets prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

									- Beta - Correlation between tenors - Interest rates volatility
Equity							Future and Equity forward: Discounted future cash flows Equity Options: Local volatility, momentum adjustment		- Volatility of volatility - Assets correlation
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, moments adjustment		- Volatility of volatility - Assets correlation
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and discounted cash flows
Short positions	504	3	1	2	-	1	Present-value method (Discounted future cash flows)		- Prepayment rates - Issuer´s credit risk - Current market interest rates
Financial liabilities designated at fair value through profit or loss	8,558	1,492	8,629	1,382	3,149	3,844	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Current market interest rates
Derivatives – Hedge accounting	2,250	15	2,192	11	2,454	3
Interest rate

Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows

Caps/Floors: Black, Hull-White and SABR

Bond options: Black

Swaptions: Black, Hull-White and LGM

Other Interest rate Options: Black, Hull-White and LGM

Constant Maturity Swaps: SABR

- Exchange rates

- Market quoted future prices

- Market interest rates

- Underlying assets prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

									- Beta - Implicit correlations between tenors - interest rates volatility
Equity							Future and Equity Forward: Discounted future cash flows Equity Options: Local volatility, momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold							Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit							Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities							Commodities: Momentum adjustment and discounted cash flows

Main valuation techniques

The main techniques used for the assessment of the majority of the financial instruments classified in Level 3, and its main unobservable inputs, are described below:

•           The net present value (net present value method): This technique uses the future cash flows of each financial instrument, which are established in the different contracts, and discounted to their present value. This technique often includes many observable inputs, but may also include unobservable inputs, as described below:

•             Credit Spread: This input represents the difference in yield of a debt security and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that debt security. Therefore, the credit spread of the debt security is part of the discount rate used to calculate the present value of the future cash flows.

•             Recovery rate: This input represents the percentage of principal and interest recovered from a debt instrument that has defaulted.

•           Comparable prices (similar asset prices): This input represents the prices of comparable financial instruments and benchmarks used to calculate a reference yield based on relative movements from the entry price or current market levels. Further adjustments to account for differences that may exist between financial instrument being valued and the comparable financial instrument may be added. It can also be assumed that the price of the financial instrument is equivalent to the comparable instrument.

•           Net asset value: This technique utilizes certain assumptions to use net asset value as representative of fair value, which is equal to the total value of the assets and liabilities of a fund published by the managing entity.

•           Gaussian copula: This model is used to integrate default probabilities of credit instruments referenced to more than one underlying CDS. The joint density function used to value the instrument is constructed by using a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.

•           Black 76: variant of Black Scholes model, whose main application is the valuation of bond options, cap floors and swaptions where the behavior of the Forward and not the Spot itself, is directly modeled.

•           Black Scholes: The Black Scholes model postulates log-normal distribution for the prices of securities, so that the expected return under the risk neutral measure is the risk free interest rate. Under this assumption, the price of vanilla options can be obtained analytically, so that inverting the Black- Scholes formula, the implied volatility for process of the price can be calculated.

•           Heston: This model, typically applied to equity OTC options, assumes stochastic behavior of volatility. According to which, the volatility follows a process that reverts to a long-term level and is correlated with the underlying equity instrument. As opposed to local volatility models, in which the volatility evolves deterministically, the Heston model is more flexible, allowing it to be similar to that observed in the short term today.

•           Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forward contracts that compose the underlying interest rate. The correlation matrix is parameterized on the assumption that the correlation between any two forward contracts decreases at a constant rate, beta, to the extent of the difference in their respective due dates. The input “Credit default volatility” is a volatility input of the credit factor dynamic applied in rate/credit hybrid operative. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve, including interest rate option.

•           Local Volatility: In the local volatility models of the volatility, instead of being static, evolves over time according to the level of moneyness of the underlying, capturing the existence of smiles. These models are appropriate for pricing path dependent options when use Monte Carlo simulation technique is used.

Adjustments to the valuation for risk of default

Under IFRS 13 the credit risk valuation adjustments must be considered in the classification of assets and liabilities within fair value hierarchy, because of the absence of observable data of probabilities of default and recoveries used in the calculation.

These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, which are based on the recovery levels for all derivative products on any instrument, deposits and repos at the legal entity level (all counterparties under a same master agreement), in which BBVA has exposure.

Credit Valuation Adjustment (hereinafter “CVA”) and Debit Valuation Adjustments (hereinafter “DVA”) are included in the valuation of derivatives, both assets and liabilities, to reflect the impact on the fair value of the counterparty credit risk and its own, respectively. The Group incorporates in its valuation, for all exposures classified in any of the categories valued at fair value, both the counterparty credit risk and its own. In the trading portfolio, and in the specific case of derivatives, credit risk is recognized through such adjustments.

As a general rule, the calculation of CVA is the sum of the expected positive exposure in time t, the probability of default between t-1 and t, and the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the sum of the expected negative exposure in time t, the probability of default of BBVA between t-1 and t, and the Loss Given Default of BBVA. Both calculations are performed throughout the entire period of potential exposure.

The calculation of the expected positive and negative exposure is done through a Montecarlo simulation of the market variables involved in all trades’ valuation under the same legal netting set.

The information needed to calculate the probability of default and the loss given default of a counterparty comes from the credit markets. The counterparty’s Credit Default Swaps are used if liquid quotes are available. If a market price is not available, BBVA has implemented a mapping process based on the sector, rating and geography of the counterparty to assign probabilities of default and loss given default calibrated directly to market.

The amounts recognized in the consolidated balance sheet as of December 31, 2020, 2019 and 2018 related to the valuation adjustments to the credit assessment of the derivative asset as “Credit Valuation Adjustments” (“CVA”) was €-142 million, €-106 and €-163 million respectively, and the valuation adjustments to the derivative liabilities as “Debit Valuation Adjustment” (DVA) was €124 million, €117 and €214 million, respectively. The impact recorded under “Gains or (-) losses on financial assets and liabilities held for trading, net” in the consolidated income statement as of December 31, 2020, 2019 and 2018 corresponding to the mentioned adjustments was a net impact of €-29 million, €67 and €-24 million respectively.

Additionally, as of December 31, 2020, 2019 and 2018, €-9, €-8 and €-12 million related to the “Funding Valuation Adjustments” (“FVA”) were recognized in the consolidated balance sheet, being the impact on results €-1 million, €4 and €-2 million, respectively.

Unobservable inputs

Quantitative information of unobservable inputs used to calculate Level 3 valuations is presented below as of December 31, 2020, 2019 and 2018:

Unobservable inputs. December 2020
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit Spread	4.32	47.01	564.22	b.p.
		Recovery Rate	0.00%	37.06%	40.00%	%
			0.10%	99.92%	143.87%	%
Equity/Fund instruments (*)	Net Asset Value
	Comparable Pricing
Security Finance	Present value method	Repo funding curve	(1.00%)	0.00%	1.00%	Abs Repo rate
Credit Derivatives	Gaussian Copula	Correlation Default	30.40%	44.87%	60.95%	%
	Black 76	Price Volatility	-			Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (**)
		Correlations	(100%)	100%	100%	%
		Volatility	6.52	29.90	141.77	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	4.11	10.00	16.14	Vegas
IR Derivatives	Option models on IR underlyings	Beta	0.25	2.00	18.00%
		Correlation Rate/Credit	(100)		100%
		Credit Default Volatility	-	-	-	Vegas

(*) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.

(**) The range of unobservable dividends is too wide range to be relevant.

Unobservable inputs. December 2019
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Loans and advances	Present value method	Repo funding curve	(6)	16	100	b.p.
Debt securities	Comparable pricing	Credit spread	18	83	504	b.p.
		Recovery rate	0.00%	28.38%	40.00%	%
			0.01%	98.31%	135.94%	%
Equity instruments (*)	Comparable pricing Net asset value

Credit option	Gaussian Copula	Correlation default	19.37%	44.33%	61.08%	%
Corporate Bond option	Black 76	Price volatility	-	-	-	Vegas
Equity OTC option	Heston	Forward volatility skew	35.12	35.12	35.12	Vegas
	Local volatility	Dividends (**)
		Volatility	2.49	23.21	60.90	Vegas
FX OTC options	Black Scholes/Local Vol	Volatility	3.70	6.30	10.05	Vegas
Interest rate options	Libor Market Model	Beta	0.25	2.00	18.00%
		Correlation rate/Credit	(100)		100%
		Credit default Volatility	-	-	-	Vegas

(*) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.

(**) The range of unobservable dividends is too wide range to be relevant.

Unobservable inputs. December 2018
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt securities	Comparable pricing	Credit spread	37	152	385	b.p.
		Recovery rate	0.00%	32.06%	40.00%	%
			1.00%	88.00%	275.00%	%
Equity instruments (*)	Comparable pricing Net asset value

Credit option	Gaussian Copula	Correlation default	0.00%	37.98%	60.26%	%
Corporate Bond option	Black 76	Price volatility	-	-	-	Vegas
Equity OTC option	Heston	Forward volatility skew	47.05	47.05	47.05	Vegas
	Local volatility	Dividends (**)
		Volatility	13.79	27.24	65.02	Vegas
FX OTC options	Black Scholes/Local Vol	Volatility	5.05	7.73	9.71	Vegas
Interest rate options	Libor Market Model	Beta	0.25	9.00	18.00%
		Correlation rate/Credit	(100)		100%
		Credit default Volatility	-	-	-	Vegas

(*) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.

(**) The range of unobservable dividends is too wide range to be relevant.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

Financial assets Level 3: Changes in the year (Millions of Euros)
	2020		2019		2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	3,754	2,220	3,527	4,115	835	1,386
Changes in fair value recognized in profit and loss (*)	609	293	112	71	(167)	(28)
Changes in fair value not recognized in profit and loss	(89)	(4)	2	-	(4)	-
Acquisitions, disposals and liquidations (**)	(699)	(393)	5	595	2,102	2,710
Net transfers to Level 3	549	287	77	(2,751)	761	47
Exchange differences and others	(160)	(35)	31	189	-	-
Discontinued operations (***)	(518)	(5)	-	-	-	-
Balance at the end	3,446	2,363	3,754	2,219	3,527	4,115

 (*)      Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2020, 2019 and 2018. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.

(**)      Of which, in 2020, the assets roll forward is comprised of €326 million of acquisitions, €1,014 million of disposals and €11 million of liquidations. The liabilities roll forward is comprised of €115 million of acquisitions, €449 million of sales and €11 million of liquidations.

(***)      Amount in 2020 are mainly due to the stake in BBVA USA (see Notes 3 and 21).

During the 2020 financial year, the level of significance of the unobservable inputs used to determine the fair value hierarchy of loans and advances to customers at amortized cost has been reviewed, resulting in a greater exposure classified as Level 3. This review has been carried out in the context of availability of new information, more adjusted to the changes that have occurred both in market conditions and in the composition of the credit portfolio. The effect on the consolidated results and solvency ratios, resulting from this review, does not represent any change (see Note 8.2).

During 2019, certain interest rate yields were adapted to those observable in the market, which mainly affected the valuation of certain deposit classes recorded under “Financial liabilities at amortized cost” and certain insurance products recorded under “Financial liabilities designated at fair value through profit or loss - Other financial liabilities”, and, as a result thereof, their classification changed from Level 3 to Level 2. Additionally, €1,285 million in assets held for trading and €649 million in liabilities held for trading were classified in Level 3, mainly due to certain reverse repurchase and repurchase agreements, due to the non-observability and liquidity in the interest rate yield for the financing of assets applied in the calculation of their fair value.

As of December 31, 2020, 2019 and 2018, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying consolidated income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Group, has established the rules for an appropriate financial instruments held for trading classification according to the fair value hierarchy defined by IFRS.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the subsidiaries. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement for the years ended December 31, 2020, 2019 and 2018 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2020, 2019 and 2018:

Transfer between Levels. December 2020 (Millions of Euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		1,460	11	203	548	4	98
Non-trading financial assets mandatorily at fair value through profit or loss		9	11	4	-	-	17
Financial assets designated at fair value through profit or loss		143	-	-	-	-	-
Financial assets at fair value through other comprehensive income		484	-	135	96	-	6
Derivatives – Hedge accounting		-	-	-	8	-	-
Total		2,096	23	342	652	4	122
LIABILITIES
Financial liabilities held for trading		8	3	-	268	-	13
Financial liabilities designated at fair value through profit or loss		-	-	-	56	-	27
Derivatives – Hedge accounting		-	-	-	-	-	-
Total		8	3	-	324	-	40

Transfer between levels (Millions of Euros).
		2019						2018
	From:	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		74	-	1,119	502	1	160	1,171	2	2	6	-	2
Non-trading financial assets mandatorily at fair value through profit or loss		-	-	23	2	-	44	-	-	9	67	-	24
Financial assets designated at fair value through profit or loss		-	-	-	-	1	-	-	-	-	-	-	-
Financial assets at fair value through other comprehensive income		6	6	4	209	-	454	134	72	-	515	-	-
Derivatives – Hedge accounting		-	-	-	26	-	10	-	-	-	52	118	49
Total		79	6	1,145	739	2	667	1,305	74	11	641	118	75
LIABILITIES
Financial liabilities held for trading		1	-	-	-	-	-	-	-	-	138	-	37
Financial liabilities designated at fair value through profit or loss		-	-	-	27	-	2,679	-	-	-	-	-	-
Derivatives – Hedge accounting		-	-	-	27	-	125	-	-	-	-	-	-
Total		1	-	-	54	-	2,804	-	-	-	138	-	37

The amount of financial instruments that were transferred between levels of valuation during the year ended December 31, 2020, is not material relative to the total portfolios, and corresponds to the above changes in the classification between levels these financial instruments modified some of their features, specifically:

•           Transfers between Levels 1 and 2 represent mainly debt securities and equity instruments, which are either no longer listed on an active market (transfer from Level 1 to 2) or have just started to be listed (transfer from Level 2 to 1).

•           Transfers from Level 2 to Level 3 are mainly due to transactions of financial assets held for trading, non-trading financial assets mandatorily valued at fair value, hedging derivatives, financial liabilities held for trading and financial liabilities designated at fair value through profit or loss.

•           Transfers from Level 3 to Level 2 generally affect derivative and debt securities transactions, for which inputs observable in the market have been obtained.

Sensitivity analysis

Sensitivity analysis is performed on financial instruments with significant unobservable inputs (financial instruments included in level 3), in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out on a monthly basis, based on the criteria defined by the Global Valuation Area taking into account the nature of the methods used for the assessment and the reliability and availability of inputs and proxies used. In order to establish, with a sufficient degree of certainty, the valuation risk that is incurred in such assets without applying diversification criteria between them.

As of December 31, 2020, the effect on profit for the year and total equity of changing the main unobservable inputs used for the measurement of Level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

Financial instruments Level 3: Sensitivity analysis (Millions of Euros)
	Potential impact on consolidated income statement		Potential impact on other comprehensive income
	Most favorable hypothesis	Least favorable hypothesis	Most favorable hypothesis	Least favorable hypothesis
ASSETS
Financial assets held for trading	10	(40)	-	-
Loans and Advances	1	(1)	-	-
Debt securities	5	(5)	-	-
Equity instruments	1	(31)	-	-
Derivatives	3	(3)	-	-
Non-trading financial assets mandatorily at fair value through profit or loss	229	(60)	-	-
Loans and advances	204	(29)	-	-
Debt securities	15	(15)	-	-
Equity instruments	9	(16)	-	-
Financial assets designated at fair value through profit or loss	-	-	-	-
Financial assets at fair value through other comprehensive income	-	-	22	(23)
Total	239	(101)	22	(23)

8.2 Fair value of financial instruments carried at cost, by valuation criteria

The valuation technique used to calculate the fair value of financial assets and liabilities carried at cost are presented below:

Financial assets

•           Cash, balances at central banks and other demand deposits / loans to central banks / short-term loans to credit institutions/ Repurchase agreements: in general, their fair value is assimilated to their book value, due to the nature of the counterparty and because they are mainly short-term balances in which the book value is the most reasonable estimation of the value of the asset.

•        Loans to credit institutions which are not short-term and loans to customers: In general, the fair value of these financial assets is determined by the discount of expected future cash flows, using market interest rates at the time of valuation adjusted by the credit spread and taking all kind of behavior hypothesis if it is considered to be relevant (prepayment fees, optionality, etc.).

•           Debt securities: Fair value estimated based on the available market price or by using internal valuation methodologies.

Financial liabilities

•        Deposits from central banks: for recurrent liquidity auctions and other monetary policy instruments of central banks / short-term deposits, from credit institutions / repurchase agreements / short term customer deposits: their book value is considered to be the best estimation of their fair value.

•        Deposits of credit institutions which are not short-term and term customer deposits: these deposits will be valued by discounting future cash flows using the interest rate curve in effect at the time of the adjustment adjusted by the credit spread and incorporating any behavioral assumptions if this proves relevant (early repayments, optionalities, etc.).

•           Debt certificate (Issuances): The fair value estimation of these liabilities depend on the availability of market prices or by using the present value method: discount of future cash flows, using market interest rates at valuation time and taking into account the credit spread.

The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets as of December 31, 2020, 2019 and 2018, broken down according to the method of valuation used for the estimation:

Fair value of financial instruments at amortized cost by levels (Millions of euros)
	2020			2019			2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	65,355	-	165	44,111	-	192	58,024	-	172
Financial assets at amortized cost	35,196	15,066	324,005	29,391	217,279	196,119	21,419	204,619	193,819
LIABILITIES
Financial liabilities at amortized cost	90,839	255,278	144,889	67,229	289,599	159,082	58,225	269,128	182,948

The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of December 31, 2020, 2019 and 2018:

Fair Value of financial Instruments at amortized cost by valuation technique. December 2020 (Millions of Euros)
	2020		2019		2018		Valuation technique(s)	Main inputs used
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
ASSETS
Financial assets at amortized cost	15,066	324,005	217,279	196,119	204,619	193,819	Present-value method (Discounted future cash flows)
Central banks	-	-	-	2	-	1		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	1,883	12,641	9,049	4,628	4,934	4,291		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to customers	3,904	310,924	194,897	190,144	190,666	183,645		- Credit spread - Prepayment rates - Interest rate yield
Debt securities	9,279	440	13,333	1,345	9,019	5,881		- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	255,278	144,889	289,599	159,082	269,128	182,948
Deposits from central banks	-	207	129	-	196	-	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Deposits from credit institutions	22,914	4,633	21,575	6,831	22,281	9,852
Deposits from customers	210,097	129,525	245,720	135,514	240,547	135,270
Debt certificates	14,413	4,848	14,194	11,133	6,104	25,096
Other financial liabilities	7,854	5,676	7,981	5,604	-	12,730

9. Cash, cash balances at central banks and other demand deposits

The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the accompanying consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	Notes	2020	2019	2018
Cash on hand		6,447	7,060	6,346
Cash balances at central banks (*)		53,079	31,755	43,880
Other demand deposits		5,994	5,488	7,970
Total	8.1	65,520	44,303	58,196

(*)   The variation in 2020 is mainly due to an increase in balances of BBVA, S.A. at the Bank of Spain.

10. Financial assets and liabilities held for trading

10.1. Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	2020	2019	2018
ASSETS
Derivatives (*)		40,183	32,232	29,523
Equity instruments	7.2.2	11,458	8,892	5,254
Credit institutions		633	1,037	880
Other sectors		10,824	7,855	4,374
Debt securities	7.2.2	23,970	26,309	25,577
Issued by central banks		1,011	840	1,001
Issued by public administrations		19,942	23,918	22,950
Issued by financial institutions		1,479	679	790
Other debt securities		1,538	872	836
Loans and advances	7.2.2	32,647	34,303	28,750
Loans and advances to central banks		53	535	2,163
Reverse repurchase agreement (**)		53	535	2,163
Loans and advances to credit institutions		20,499	21,286	14,566
Reverse repurchase agreement (**)		20,491	21,219	13,305
Loans and advances to customers		12,095	12,482	12,021
Reverse repurchase agreement (**)		11,493	12,187	11,794
Total assets	8.1	108,257	101,735	89,103
LIABILITIES
Derivatives (*)		41,680	34,066	30,801
Short positions		12,312	12,249	11,025
Deposits		32,496	42,365	37,934
Deposits from central banks		6,277	7,635	10,511
Repurchase agreement (**)		6,277	7,635	10,511
Deposits from credit institutions		16,558	24,969	15,687
Repurchase agreement (**)		16,217	24,578	14,839
Customer deposits		9,660	9,761	11,736
Repurchase agreement (**)		9,616	9,689	11,466
Total liabilities	8.1	86,488	88,680	79,761

(*)   The variation in 2020 is mainly due to the evolution of exchange rate derivatives at BBVA, S.A.  The information for 2019 and 2018 has been subject to certain modifications related to the operation of non-significant cross currency swaps in order to improve comparability with the figures for 2020.

 (**) See Note 35.

As of December 31, 2020, 2019 and 2018 “Short positions” include €11,696, €11,649 and €10,255 million, respectively, held with general governments.

10.2. Derivatives

The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2020, 2019 and 2018, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of foreign credit institutions and other financial corporations, and are related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Derivatives by type of risk and by product or by type of market (Millions of Euros)
	2020			2019			2018
	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total
Interest rate	26,451	26,028	3,252,066	21,004	20,378	3,024,794	18,546	18,169	2,929,371
OTC	26,447	26,020	3,233,718	21,004	20,377	2,997,443	18,546	18,169	2,910,016
Organized market	3	8	18,348	-	1	27,351	-	-	19,355
Equity instruments	2,626	4,143	72,176	2,263	3,499	84,140	2,799	2,956	114,184
OTC	584	1,836	42,351	353	1,435	40,507	631	463	39,599
Organized market	2,042	2,307	29,825	1,910	2,065	43,633	2,168	2,492	74,586
Foreign exchange and gold	10,952	11,216	461,898	8,608	9,788	472,194	7,942	9,280	432,283
OTC	10,942	11,216	457,180	8,571	9,782	463,662	7,931	9,225	426,952
Organized market	10	-	4,719	37	6	8,532	11	55	5,331
Credit	153	292	23,411	353	397	29,077	232	393	25,452
Credit default swap	146	156	21,529	338	283	26,702	228	248	22,791
Credit spread option	-	-	-	-	2	150	2	-	500
Total return swap	7	136	1,882	14	113	2,225	2	145	2,161
Other	-	-	-	-	-	-	-	-	-
Commodities	1	1	26	4	4	64	3	3	67
Other	-	-	-	-	-	-	-	-	-
DERIVATIVES	40,183	41,680	3,809,577	32,232	34,066	3,610,269	29,523	30,801	3,501,358
Of which: OTC - credit institutions	24,432	27,244	958,017	19,962	22,973	1,000,243	16,305	18,055	897,384
Of which: OTC - other financial corporations	8,211	8,493	2,663,978	6,028	6,089	2,370,988	7,136	7,522	2,355,784
Of which: OTC - other	5,484	3,627	134,690	4,294	2,932	159,521	3,902	2,677	148,917

11. Non-trading financial assets mandatorily at fair value through profit or loss

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	2020	2019	2018
Equity instruments	7.2.2	4,133	4,327	3,095
Debt securities	7.2.2	356	110	237
Loans and advances to customers	7.2.2	709	1,120	1,803
Total	8.1	5,198	5,557	5,135

12. Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	2020	2019	2018
ASSETS
Debt securities	7.2.2	1,117	1,214	1,313
LIABILITIES
Customer deposits		902	944	976
Debt certificates		4,531	4,656	2,858
Other financial liabilities: Unit-linked products		4,617	4,410	3,159
Total liabilities	8.1	10,050	10,010	6,993

Within “Financial liabilities designated at fair value through profit or loss”, liabilities linked to insurance products where the policyholder bears the risk ("Unit-Link") are recorded. Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

In addition, the assets and liabilities are included in these headings to reduce inconsistencies (asymmetries) in the valuation of those operations and those used to manage their risk.

13. Financial assets at fair value through other comprehensive income

13.1. Breakdown of the balance

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	2020	2019	2018
Equity instruments	7.2.2	1,100	2,420	2,595
Debt securities (*)		68,308	58,731	53,709
Loans and advances to credit institutions	7.2.2	33	33	33
Total	8.1	69,440	61,183	56,337
Of which: loss allowances of debt securities		(97)	(110)	(28)

(*) The variation corresponds mainly to the increase in financial assets issued by governments in BBVA, S.A.

During financial years 2020 and 2019, there have been no significant reclassifications from “Financial assets at fair value through other comprehensive income” to other headings or from other headings to “Financial assets at fair value through other comprehensive income”.

13.2. Equity instruments

The breakdown of the balance under the heading "Equity instruments" of the accompanying consolidated financial statements as of December 31, 2020, 2019 and 2018 is as follows:

Financial assets at fair value through other comprehensive income. Equity instruments. (Millions of Euros)
	2020				2019				2018
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Equity instruments
Spanish companies shares	2,182	-	(1,309)	873	2,181	-	(507)	1,674	2,172	-	(210)	1,962
Foreign companies shares	100	38	(17)	121	136	87	(11)	213	90	43	(12)	121
The United States	27	-	-	27	30	47	-	78	20	17	-	37
Mexico	1	33	-	34	1	33	-	34	1	25	-	26
Turkey	2	4	-	6	3	2	-	5	3	-	(1)	2
Other countries	70	1	(17)	54	102	5	(11)	96	66	1	(11)	56
Subtotal equity instruments listed	2,282	38	(1,326)	995	2,317	87	(518)	1,886	2,262	43	(222)	2,083
Equity instruments
Spanish companies shares	5	1	-	5	5	1	-	5	6	1	-	7
Foreign companies shares	58	43	(1)	100	450	79	(1)	528	453	54	(1)	506
The United States	-	-	-	-	387	32	-	419	388	23	-	411
Mexico	-	-	-	-	-	-	-	-	-	-	-	-
Turkey	5	-	-	5	5	4	-	9	6	4	-	10
Other countries	52	43	(1)	94	57	43	(1)	99	59	27	(1)	85
Subtotal unlisted equity instruments	62	44	(1)	105	454	80	(1)	533	459	55	(1)	513
Total	2,344	82	(1,327)	1,100	2,772	167	(519)	2,420	2,721	98	(223)	2,595

13.3. Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying consolidated financial statements as of December 31, 2020, 2019 and 2018, broken down by issuers, is as follows:

Financial assets at fair value through other comprehensive income. Debt securities (Millions of Euros)
	2020				2019				2018
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agency debt securities	28,582	801	(16)	29,367	20,740	830	(20)	21,550	17,205	661	(9)	17,857
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	1,363	76	-	1,439	959	65	-	1,024	793	63	-	855
Other issuers	867	40	(1)	906	907	40	-	947	804	37	(1)	841
Subtotal	30,811	917	(17)	31,712	22,607	935	(21)	23,521	18,802	761	(10)	19,553
Foreign debt securities
Mexico	9,107	291	(3)	9,395	7,790	22	(26)	7,786	6,299	6	(142)	6,163
Government and other government agency debt securities	8,309	271	(1)	8,579	6,869	18	(19)	6,868	5,286	4	(121)	5,169
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	113	5	-	118	77	2	-	78	35	-	(1)	34
Other issuers	685	15	(2)	698	843	2	(6)	840	978	2	(20)	961
The United States	4,642	52	(3)	4,691	11,376	68	(51)	11,393	14,507	47	(217)	14,338
Government securities	2,307	9	(1)	2,315	8,570	42	(12)	8,599	11,227	37	(135)	11,130
Treasury and other government agencies	2,307	9	(1)	2,315	5,595	32	(2)	5,624	7,285	29	(56)	7,258
States and political subdivisions	-	-	-	-	2,975	10	(10)	2,975	3,942	8	(79)	3,872
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	186	3	-	188	122	2	-	124	49	1	-	50
Other issuers	2,149	40	(2)	2,187	2,684	24	(39)	2,670	3,231	9	(82)	3,158
Turkey	3,456	90	(73)	3,473	3,752	38	(76)	3,713	4,164	20	(269)	3,916
Government and other government agency debt securities	3,456	90	(73)	3,473	3,752	38	(76)	3,713	4,007	20	(256)	3,771
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	-	-	-	-	157	-	(13)	145
Other issuers	-	-	-	-	-	-	-	-	-	-	-	-
Other countries	18,340	739	(42)	19,037	11,870	554	(106)	12,318	9,551	319	(130)	9,740
Other foreign governments and other government agency debt securities	10,458	502	(17)	10,943	6,963	383	(78)	7,269	4,510	173	(82)	4,601
Central banks	1,599	21	(8)	1,611	1,005	9	(4)	1,010	987	2	(4)	986
Credit institutions	2,521	116	(8)	2,629	1,795	109	(12)	1,892	1,856	111	(20)	1,947
Other issuers	3,762	100	(8)	3,854	2,106	53	(12)	2,147	2,197	33	(25)	2,206
Subtotal	35,545	1,172	(120)	36,596	34,788	681	(259)	35,210	34,521	392	(758)	34,157
Total	66,356	2,089	(137)	68,308	57,395	1,617	(280)	58,731	53,323	1,153	(768)	53,709

The credit ratings of the issuers of debt securities as of December 31, 2020, 2019 and 2018 are as follows:

Debt securities by rating
	2020		2019		2018
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%		Fair value (Millions of Euros)%
AAA	4,345	6.4%	3,669	6.2%	531	1.0%
AA+	595	0.9%	7,279	12.4%	13,100	24.4%
AA	449	0.7%	317	0.5%	222	0.4%
AA-	406	0.6%	265	0.5%	409	0.8%
A+	5,912	8.7%	3,367	5.7%	632	1.2%
A	2,112	3.1%	12,895	22.0%	687	1.3%
A-	31,614	46.3%	10,947	18.6%	18,426	34.3%
BBB+	8,629	12.6%	9,946	16.9%	9,195	17.1%
BBB	4,054	5.9%	2,966	5.1%	4,607	8.6%
BBB-	5,116	7.5%	1,927	3.3%	1,003	1.9%
BB+ or below	4,731	6.9%	4,712	8.0%	4,453	8.3%
Unclassified	345	0.5%	441	0.8%	445	0.8%
Total	68,308	100.0%	58,731	100.0%	53,709	100.0%

13.4. Gains/losses

The changes in the gains/losses (net of taxes) in December 31, 2020, 2019 and 2018 of debt securities recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss –Fair value changes of equity instruments measured at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains / losses (Millions of Euros)
		Debt securities			Equity instruments
	Notes	2020	2019	2018	2020	2019	2018
Balance at the beginning		1,760	943	1,557	(403)	(155)	84
Effect of changes in accounting policies (IFRS 9)				(58)			(40)
Valuation gains and losses		489	1,267	(640)	(876)	(238)	(174)
Amounts transferred to income		(72)	(119)	(137)
Amounts transferred to Reserves					-	-	-
Income tax and other		(107)	(331)	221	23	(10)	(25)
Balance at the end	30	2,069	1,760	943	(1,256)	(403)	(155)

In 2020, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification– Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €19 million (see Note 47).

In 2019, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification– Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €82 million (see Note 47) as a result of the decrease in the rating of debt securities in Argentina during the last quarter of 2019.

In 2018, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification– Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €1 million (see Note 47).

In 2020, equity securities presented a decrease of 876 million euros in the heading “Gains and losses from valuation - Accumulated other comprehensive income - Items that will not be reclassified to profit and loss - Fair value changes of equity instruments measured at fair value through other comprehensive income”, mainly due to the Telefónica  quotation.

During 2020, 2019 and 2018 there has been no significant impairment recorded in equity instruments under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification- Financial assets at fair value through other comprehensive income” (see Note 47).

14. Financial assets at amortized cost

14.1. Breakdown of the balance

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	2020	2019	2018
Debt securities		35,737	38,877	32,530
Government		28,727	31,526	25,014
Credit institutions		783	719	644
Other financial corporations		5,027	5,254	5,421
Non-financial corporations		1,200	1,379	1,451
Loans and advances to central banks		6,209	4,275	3,941
Loans and advances to credit institutions		14,575	13,649	9,163
Reverse repurchase agreements (**)		1,914	1,817	478
Other loans and advances		12,661	11,832	8,685
Loans and advances to customers (***)		311,147	382,360	374,027
Government		19,391	28,222	28,114
Other financial corporations		9,817	11,207	9,468
Non-financial corporations		136,424	166,789	163,922
Other		145,515	176,142	172,522
Total	8.1	367,668	439,162	419,660
Of which: impaired assets of loans and advances to customers (*)		14,672	15,954	16,349
Of which: loss allowances of loans and advances (*)		(12,141)	(12,427)	(12,217)
Of which: loss allowances of debt securities		(48)	(52)	(51)

(*)        See Note 7.2

(**)       See Note 35.

(***)      Amount in 2020 is mainly due to the stake in BBVA USA (see Note 21).

During financial years 2020, 2019 and 2018, there have been no significant reclassifications neither from “Financial assets at amortized cost” to other headings or from other headings to “Financial assets at amortized cost”.

14.2. Debt securities

The breakdown of the balance under the heading “Debt securities” in the accompanying consolidated balance sheets, according to the issuer of the debt securities, is as follows:

Financial assets at amortized cost: Debt securities. (Millions of Euros)
	2020				2019				2018
	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Domestic debt securities
Government and other government agencies	13,656	1,212	-	14,868	12,755	630	(21)	13,363	10,953	458	(265)	11,146
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	-	-	-	-	26	-	-	26	53	-	-	53
Other issuers	4,835	59	(7)	4,887	4,903	38	(10)	4,931	5,014	41	(25)	5,030
Subtotal	18,492	1,271	(7)	19,756	17,684	668	(31)	18,320	16,019	499	(290)	16,228
Foreign debt securities
Mexico	7,771	534	(16)	8,289	6,374	168	(18)	6,525	5,148	10	-	5,157
Government and other government agencies debt securities	6,963	479	-	7,442	5,576	166	-	5,742	4,571	9	-	4,579
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	632	55	-	687	526	2	-	529	350	1	-	351
Other issuers	176	-	(16)	160	272	-	(18)	254	227	-	-	227
The United States	52	-	(26)	26	6,125	111	(20)	6,217	2,559	15	(3)	2,570
Government securities	14	-	-	14	5,690	111	(18)	5,783	2,070	-	-	2,070
Treasury and other government agencies	14	-	-	14	1,161	50	(17)	1,193	118	-	-	118
States and political subdivisions	-	-	-	-	4,530	61	(1)	4,590	1,952	-	-	1,952
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	23	-	(16)	7	25	-	(1)	25	23	9	(2)	30
Other issuers	15	-	(10)	5	410	-	(1)	409	466	6	(1)	470
Turkey	3,628	95	(25)	3,698	4,113	48	(65)	4,097	4,062	-	(261)	3,801
Government and other government agencies debt securities	3,621	95	(25)	3,691	4,105	47	(65)	4,088	4,054	-	(261)	3,793
Central banks	-	-	-	-	-	-	-	-	-	-	-	-
Credit institutions	6	-	-	6	7	1	-	8	7	-	-	7
Other issuers	1	-	-	1	1	-	-	1	1	-	-	1
Other countries	5,795	505	(1)	6,299	4,581	82	(26)	4,637	4,741	32	(152)	4,622
Other foreign governments and other government agency debt securities	4,473	467	(1)	4,939	3,400	82	(22)	3,459	3,366	27	(152)	3,242
Central banks	-	-	-	-	-	-	-	-	64	-	-	64
Credit institutions	122	-	-	122	135	-	-	135	147	-	-	147
Other issuers	1,200	38	-	1,238	1,047	-	(4)	1,043	1,164	5	-	1,169
Subtotal	17,245	1,134	(68)	18,311	21,194	409	(129)	21,476	16,510	57	(416)	16,150
Total	35,737	2,405	(75)	38,067	38,877	1,077	(160)	39,796	32,530	556	(706)	32,378

As of December 31, 2020, 2019 and 2018, the credit ratings of the issuers of debt securities classified as follows:

Debt securities by rating
	2020		2019		2018
	Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%
AAA	151	0.4%	39	0.1%	49	0.2%
AA+	74	0.2%	6,481	16.7%	1,969	6.1%
AA	64	0.2%	14	-	62	0.2%
AA-	48	0.1%	713	1.8%	-	-
A+	42	-	-	-	607	1.9%
A	590	1.7%	16,806	43.2%	21	0.1%
A-	16,736	46.8%	607	1.6%	6,117	18.8%
BBB+	7,919	22.2%	3,715	9.6%	13,894	42.7%
BBB	942	2.6%	551	1.4%	1,623	5.0%
BBB-	4,499	12.6%	3,745	9.6%	2,694	8.3%
BB+ or below	3,928	11.0%	5,123	13.2%	4,371	13.4%
Unclassified	743	2.1%	1,083	2.8%	1,123	3.5%
Total	35,737	100.0%	38,877	100.0%	32,530	100.0%

14.3. Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

Loans and advances to customers (Millions of Euros)
	2020	2019	2018
On demand and short notice	2,835	3,050	3,641
Credit card debt	13,093	16,354	15,445
Trade receivables	15,544	17,276	17,436
Finance leases	7,650	8,711	8,650
Reverse repurchase agreements	71	26	294
Other term loans	267,031	332,160	324,767
Advances that are not loans	4,924	4,784	3,794
Total	311,147	382,360	374,027

The heading “Financial assets at amortized cost – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as pursuant to the Mortgage Market Act, are linked to long-term mortgage covered bonds.

The following table sets forth a breakdown of the gross carrying amount "Loans and advances to customers" with maturity greater than one year by fixed and variable rate as of December 31, 2020:

Interest sensitivity of outstanding loans and advances maturing in more than one year (Millions of Euros)
	2020			2019
	Domestic	Foreign	Total	Domestic	Foreign	Total
Fixed rate	46,104	66,444	112,548	55,920	68,915	124,835
Variable rate	86,710	41,452	128,162	79,329	97,765	177,095
Total	132,814	107,895	240,710	135,249	166,680	301,929

As of December 31, 2020, 2019 and 2018, 47%, 41% and 38%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 53%, 59% and 62%, respectively, have variable interest rates.

This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

Securitized loans (Millions of Euros)
	2020	2019	2018
Securitized mortgage assets	23,953	26,169	26,556
Other securitized assets	6,144	4,249	3,221
Total	30,098	30,418	29,777

15. Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	2020	2019	2018
ASSETS
Derivatives - Hedge accounting	1,991	1,729	2,892
Fair value changes of the hedged items in portfolio hedges of interest rate risk	51	28	(21)
LIABILITIES
Hedging derivatives	2,318	2,233	2,680
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	-	-

As of December 31, 2020, 2019 and 2018, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

•           Fair value hedging:

•             Fixed-interest debt securities at fair value through other comprehensive income and at amortized cost: The interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps) and forward sales.

•             Long-term fixed-interest debt securities issued by the Bank: the interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps).

•             Fixed-interest loans: The equity price risk of these instruments is hedged using interest rate derivatives (fixed-variable swaps).

•             Fixed-interest and/or embedded derivative deposit portfolio hedges: it covers the interest rate risk through fixed-variable swaps. The valuation of the borrowed deposits corresponding to the interest rate risk is in the heading "Fair value changes of the hedged items in portfolio hedges of interest rate risk”.

•           Cash-flow hedges: Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the financial assets at fair value through other comprehensive income portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

•           Net foreign-currency investment hedges: These hedged risks are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency sales and purchases.

Note 7 analyzes the Group’s main risks that are hedged using these derivatives.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

Derivatives - Hedge accounting breakdown by type of risk and type of hedge. (Millions of Euros)
	2020		2019		2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate	989	525	920	488	982	513
OTC	989	525	920	488	982	513
Organized market	-	-	-	-	-	-
Equity	-	-	-	3	6	-
OTC	-	-	-	3	6	-
Organized market	-	-	-	-	-	-
Foreign exchange and gold	435	350	420	316	587	398
OTC	435	350	420	316	587	398
Organized market	-	-	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
FAIR VALUE HEDGES	1,424	874	1,341	808	1,575	912
Interest rate	154	1,055	224	850	221	562
OTC	154	1,041	224	839	219	562
Organized market	-	15	-	11	2	-
Equity	-	-	-	-	-	-
Foreign exchange and gold	225	55	115	18	955	873
OTC	225	50	115	18	955	873
Organized market	-	5	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
CASH FLOW HEDGES	379	1,111	339	868	1,176	1,435
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	166	139	12	242	92	231
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	18	170	37	216	33	90
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	3	23	1	99	15	12
DERIVATIVES-HEDGE ACCOUNTING	1,991	2,318	1,729	2,233	2,892	2,680
of which: OTC - credit institutions	1,718	1,965	1,423	1,787	2,534	2,462
of which: OTC - other financial corporations	273	333	306	426	355	216
of which: OTC - other	-	-	-	8	2	2

Below there is a breakdown of the items covered by fair value hedges:

Hedged items in fair value hedges. December 2020 (Millions of Euros)
	Carrying amount	Hedge adjustments included in the carrying amount of assets/liabilities	Remaining adjustments for discontinued micro hedges including hedges of net positions	Hedged items in portfolio hedge of interest rate risk
ASSETS
Financial assets measured at fair value through other comprehensive income	28,091	(99)	12	-
Interest rate	28,059
Other	33
Financial assets measured at amortized cost	11,177	386	3	2,500
Interest rate	11,177
LIABILITIES
Financial liabilities measured at amortized costs	23,546	(576)	2	-
Interest rate	23,543
Equity	-
Foreign exchange and gold	3

The following is the calendar of the notional maturities of the hedging instruments as of December 31, 2020:

Calendar of the notional maturities of the hedging instruments (Millions of Euros)
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
FAIR VALUE HEDGES	3,581	10,945	28,487	18,656	61,668
Of which: Interest rate	3,569	10,879	26,946	18,609	60,003
CASH FLOW HEDGES	10,495	2,808	2,576	6,972	22,852
Of which: Interest rate	6,756	154	1,816	6,600	15,326
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	1,853	2,910	-	-	4,763
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	299	576	1,533	1,029	3,437
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	101	11	1,049	-	1,161
DERIVATIVES-HEDGE ACCOUNTING	15,933	17,340	33,984	26,623	93,881

In 2020, 2019 and 2018, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity (see Note 41).

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in December 31, 2020, 2019 and 2018 were not material.

16. Investments in joint ventures and associates

16.1. Joint ventures and associates

The breakdown of the balance of “Investments in joint ventures and associates” in the accompanying consolidated balance sheets is as follows:

Joint ventures and associates. Breakdown by entities (Millions of Euros)
	2020	2019	2018
Joint ventures
Altura Markets, S.V., S.A.	77	73	69
RCI Colombia	36	37	32
Desarrollo Metropolitanos del Sur, S.L.	17	14	13
Other	19	30	59
Subtotal	149	154	173
Associates
Divarian Propiedad, S.A.U.	567	630	591
Metrovacesa, S.A.	285	443	508
BBVA Allianz Seguros y Reaseguros, S.A.	250	-	-
ATOM Bank PLC	64	136	138
Solarisbank AG	39	36	37
Cofides	25	23	22
Redsys servicios de procesamiento, S.L.	14	14	12
Servicios Electrónicos Globales S.A. de CV	11	11	9
Other	33	41	88
Subtotal	1,288	1,334	1,405
Total	1,437	1,488	1,578

Details of the joint ventures and associates as of December 31, 2020 are shown in Appendix II.

The following is a summary of the changes in the in December 31, 2020, 2019 and 2018 under this heading in the accompanying consolidated balance sheets:

Joint ventures and associates. Changes in the year (Millions of Euros)
	Notes	2020	2019	2018
Balance at the beginning		1,488	1,578	1,588
Acquisitions and capital increases		257	161	309
Disposals and capital reductions		(47)	(149)	(516)
Transfers and changes of consolidation method		(7)	(27)	211
Share of profit and loss	39	(39)	(42)	(7)
Exchange differences		(27)	10	2
Dividends, valuation adjustments and others		(188)	(43)	(8)
Balance at the end		1,437	1,488	1,578

During the year 2020, the most significant changes in the heading “Investments in joint ventures and associates” correspond to the valuation of Metrovacesa and BBVA Allianz Seguros y Reaseguros, S.A.

During the year 2019, there was no significant change in the heading “Investment in joint ventures and associates”.

The variation during the year 2018 was mainly explained by the decrease of BBVA Group stakes in Testa Residencial, S.A., Metrovacesa Suelo y Promoción, S.A. and the contribution of assets and subsequent sale to Cerberus of 80% of the capital stake in Divarian Propiedad, S.A.U., (see Note 3 and Appendix III).

Appendix III provides notifications on acquisitions and disposals of holdings in subsidiaries, joint ventures and associates, in compliance with article 155 of the Corporations Act and article 125 of the Securities Market Act 4/2015.

16.2. Other information about associates and joint ventures

If these entities had been consolidated rather than accounted for using the equity method, the change in each of the lines of balance sheet and the consolidated income statement would not be significant.

As of December 31, 2020, 2019 and 2018 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).

As of December 31, 2020, 2019 and 2018 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).

16.3. Impairment

As described in IAS 36, the book value of the associates and joint venture entities has been compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. For the year ended December 31, 2020, €158 million have been recorded in the Group’s consolidated income statement due to impairment. For the year ended December 31, 2019, €46 million were recorded due to impairment. There were no impairments recognized in 2018 (see Note 48).

17. Tangible assets

The breakdown and movement of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets: Breakdown by type of assets and changes in the year 2020. (Millions of Euros)
					Right to use asset		Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties

Cost
Balance at the beginning		6,001	56	6,351	3,516	101	216	337	16,578
Additions		157	54	255	183	-	2	-	651
Retirements		(10)	(23)	(294)	(157)	(3)	(11)	-	(498)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Companies held for sale (*)		(925)	(31)	(366)	(294)	-	-	-	(1,616)
Transfers		(248)	(2)	(5)	(60)	25	18	-	(272)
Exchange difference and other		(595)	(2)	(426)	(127)	-	(24)	8	(1,166)
Balance at the end		4,380	52	5,515	3,061	123	201	345	13,677

Accrued depreciation
Balance at the beginning		1,253	-	4,344	370	11	15	74	6,067
Additions	45	83	-	370	312	12	3	1	781
Additions transfer to discontinued operations (*)		24	-	20	32	-	-	-	76
Retirements		(2)	-	(248)	(10)	-	-	-	(260)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Companies held for sale (*)		(373)	-	(321)	(71)	-	-	-	(765)
Transfers		(42)	-	(12)	(9)	4	1	-	(58)
Exchange difference and other		(110)	-	(294)	(42)	-	(3)	(21)	(470)
Balance at the end		833	-	3,859	582	27	16	54	5,371

Impairment
Balance at the beginning		212	-	-	191	14	26	-	443
Additions	49	18	-	26	68	12	1	-	125
Retirements		-	-	-	-	-	-	-	-
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Companies held for sale (*)		(8)	-	-	-	-	-	-	(8)
Transfers		(68)	-	-	10	-	7	-	(51)
Exchange difference and other		(5)	-	(26)	5	-	-	-	(26)
Balance at the end		149	-	-	274	26	34	-	483

Net tangible assets

Balance at the beginning		4,536	56	2,007	2,955	76	175	263	10,068
Balance at the end		3,398	52	1,656	2,205	70	151	291	7,823

(*)     Amount is mainly due to the stake in BBVA USA (see Note 3).

Tangible assets. Breakdown by type of assets and changes in the year 2019 (Millions of Euros)
					Right to use asset
					Own use	Investment properties	Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles

Cost
Balance at the beginning		5,939	70	6,314	-	-	201	386	12,910
Additions		90	63	335	3,574	101	12	-	4,175
Retirements		(44)	(20)	(302)	(57)	-	(10)	-	(433)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-	-
Transfers		(41)	(51)	(8)	(1)	-	13	-	(88)
Exchange difference and other		57	(6)	12	-	-	-	(49)	14
Balance at the end		6,001	56	6,351	3,516	101	216	337	16,578
								0
Accrued depreciation
Balance at the beginning		1,138	-	4,212	-	-	11	76	5,437
Additions	45	92	-	431	338	11	4	-	876
Additions transfer to discontinued operations (*)		34	-	26	43	-	-	-	103
Retirements		(38)	-	(255)	(3)	-	-	-	(296)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-	-
Transfers		(16)	-	(13)	(1)	-	-	-	(30)
Exchange difference and other		43	-	(57)	(7)	-	-	(2)	(23)
Balance at the end		1,253	-	4,344	370	11	15	74	6,067
								0
Impairment
Balance at the beginning		217	-	-	-	-	27	-	244
Additions	49	14	-	20	60	-	-	-	94
Retirements		(3)	-	-	-	-	-	-	(3)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-	-
Transfers		(16)	-	-	127	14	(4)	-	121
Exchange difference and other		-	-	(20)	4	-	3	-	(13)
Balance at the end		212	-	-	191	14	26	-	443
		-	-	-	-	-	-	-	-
Net tangible assets		-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-
Balance at the beginning		4,584	70	2,102	-	-	163	310	7,229
Balance at the end		4,536	56	2,007	2,955	76	175	263	10,068

(*)     Amount in 2019 is mainly due to the stake in BBVA USA (see Note 3).

The right to use asset consists mainly of the rental of commercial real estate premises for central services and the network branches located in the countries where the Group operates whose average term is between 5 and 20 years. The clauses included in rental contracts correspond to a large extent to rental contracts under normal market conditions in the country where the property is rented.

Tangible assets. Breakdown by type of assets and changes in the year 2018 (Millions of Euros)
		For own use			Total tangible asset of own use	Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles

Cost
Balance at the beginning		5,490	234	6,628	12,352	228	492	13,072
Additions		445	78	404	927	11	-	938
Retirements		(98)	(17)	(492)	(607)	(149)	(1)	(757)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		64	(177)	(12)	(125)	(5)	-	(130)
Exchange difference and other		38	(48)	(214)	(224)	116	(105)	(213)
Balance at the end		5,939	70	6,314	12,323	201	386	12,910

Accrued depreciation
Balance at the beginning		1,076	-	4,380	5,456	13	77	5,546
Additions	45	86	-	442	528	5	-	533
Additions transfer to discontinued operations (*)		34	-	27	61	-	-	61
Retirements		(36)	-	(403)	(439)	(8)	-	(447)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		(3)	-	-	(3)	-	-	(3)
Transfers		(31)	-	(22)	(53)	(2)	-	(55)
Exchange difference and other		12	-	(212)	(200)	3	(1)	(198)
Balance at the end		1,138	-	4,212	5,350	11	76	5,437

Impairment
Balance at the beginning		315	-	-	315	20	-	335
Additions	49	29	-	-	29	(25)	-	4
Additions transfer to discontinued operations (*)		1	-	-	1	-	-	1
Retirements		-	-	-	-	(27)	-	(27)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(77)	-	-	(77)	(3)	-	(80)
Exchange difference and other		(51)	-	-	(51)	62	-	11
Balance at the end		217	-	-	217	27	-	244
		-	-	-	-	-	-	-
Net tangible assets

Balance at the beginning		4,099	234	2,248	6,581	195	415	7,191
Balance at the end		4,584	70	2,102	6,756	163	310	7,229

(*)     Amount is mainly due to the stake in BBVA USA (see Note 3).

As of December 31, 2020, 2019 and 2018, the cost of fully amortized tangible assets that remained in use were €2,299, €2,658 and €2,624 million respectively while its recoverable residual value was not significant.

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2020, 2019 and 2018:

Tangible assets by Spanish and foreign subsidiaries. Net assets values (Millions of euros)
	2020	2019	2018
BBVA and Spanish subsidiaries	4,294	4,865	2,705
Foreign subsidiaries	3,529	5,203	4,524
Total	7,823	10,068	7,229

18. Intangible assets

18.1 Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating unit (hereinafter “CGU”) to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year (Millions of Euros)
	The United States	Mexico	Turkey	Colombia	Chile	Other	Total

Balance as of December 31, 2017	4,837	493	509	168	32	23	6,062
Additions	-	-	-	-	-	-	-
Exchange difference	229	26	(127)	(7)	(3)	-	118
Impairment	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Balance as of December 31, 2018	5,066	519	382	161	29	23	6,180
Additions	-	-	-	-	-	-	-
Exchange difference	98	31	(36)	3	(2)	(1)	93
Impairment	(1,318)	-	-	-	-	-	(1,318)
Other	-	-	-	-	-	-	-
Balance as of December 31, 2019	3,846	550	346	164	27	22	4,955
Additions	-	-	-	-	-	-	-
Exchange difference	(22)	(72)	(92)	(21)	-	(1)	(208)
Impairment	(2,084)	-	-	-	-	(13)	(2,097)
Companies held for sale	(1,740)	-	-	-	-	-	(1,740)
Other	-	-	-	-	-	-	-
Balance as of December 31, 2020	-	478	254	143	27	8	910

As of December 31, 2020, the remaining goodwill of the United States CGU was reclassified to the heading “Non-current assets and disposal groups classified as held for sale” of the consolidated balance sheet, whereas the impairment was reclassified to the heading “Profit (loss) after tax from discontinued operations” of the consolidated income statements (see Notes 1.3, 3 and 21).

Goodwill in business combinations

There were no significant business combinations during 2020, 2019 and 2018.

Impairment Test

As mentioned in Note 2.2.8, the CGUs to which goodwill has been allocated, are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment. Furthermore, it is analyzed whether certain changes in the valuation assumptions used could give rise to differences in the result of the impairment test.

The BBVA Group performs estimations on the recoverable amount of certain CGU´s by calculating the value in use through the discounted value of future cash flows method.

The main hypotheses used for the value in use calculation are the following:

•           The forecast cash flows, including net interest margin and cost of risk, estimated by the Group's management, and based on the latest available budgets for the next 4 to 5 years, considering the macroeconomic variables of each CGU, regarding the existing balance structure as well as macroeconomic variables such as the evolution of interest rates and the CPI of the geography where the CGU is located, among others.

•           The constant growth rate for extrapolating cash flows, starting in the fourth or fifth year, beyond the period covered by the budgets or forecasts.

•           The discount rate on future cash flows, which coincides with the cost of capital assigned to each CGU, and which consists of a risk-free rate plus a premium that reflects the inherent risk of each of the businesses evaluated.

The focus used by the Group's management to determine the values of the assumptions is based both on its projections and past experience. These values are verified and use external sources of information, wherever possible. Additionally, the valuation of the goodwill of the CGU of Turkey has been reviewed by independent experts (not the Group's external auditors).

As of December 31, 2020, as a result of the CGU´s assessment, the Group concluded there is no evidence of further indicators of impairment losses that requires recognizing significant additional impairment losses in any of the CGUs where goodwill that the Group has recognized in the consolidated balance sheet is allocated.

As of March 31, 2020, the Group identified an indicator of impairment of goodwill in the United States CGU and as a result of the goodwill impairment test, the Group estimated impairment in the United States CGU, of €2,084 million, which was mainly due to the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic (see Note 1.5) and the expected evolution of interest rates. This recognition did not affect the tangible book value nor the liquidity nor the solvency ratio of the BBVA Group.

As of December 31, 2019, the Group estimated impairment losses in the United States CGU of €1,318 million, which was mainly as a result of the negative evolution of interest rates, especially in the second half of the year, which accompanied by the slowdown of the economy caused the expected evolution of results below the previous estimation. This recognition did not affect the tangible book value nor the liquidity nor the solvency ratio of the BBVA Group.

As of December 31, 2018, no impairment had been identified in any of the main CGUs.

Goodwill - the United States CGU

As of December 31, 2020, the remaining goodwill corresponding to the United States CGU has been reclassified to the heading "Non-current assets and disposal groups classified as held for sale" in the consolidated balance sheets (see Notes 1.3, 3 and 21). Pursuant to IFRS 5.15, the CGU must be measured at the lower of fair value less costs to sell and the carrying amount. Given the price agreed in the sale agreement, the fair value less costs to sell is higher than carrying amount of the assets and liabilities of the CGU, which means that as of December 31, 2020 these will remain valued at their carrying amount (included goodwill) on the reclassification date.

The most significant assumptions used in the latest impairment tests of such CGU are:

Impairment test assumptions CGU goodwill - United States
	March 2020	December 2019	December 2018
Discount rate (*)	10.3%	10.0%	10.5%
Growth rate	3.0%	3.5%	4.0%

(*) Post-tax discount rates.

In accordance with paragraph 33.c of IAS 36, as of March 31, 2020, the Group used a constant growth rate of 3.0%, based on the real GDP growth rate of the United States, the expected inflation and the potential growth of the banking sector in the United States.

The assumptions that carry the most weight and whose volatility could affect the most in determining the present value of cash flows from the fifth year on are the discount rate and the growth rate. The following shows the amount that would increase (or decrease) the recoverable value of the CGU, as a consequence of a reasonably possible variation (in basis points, “bp”) of each of the key assumptions as of March 31, 2020:

Sensitivity analysis for main assumptions - United States (Millions of Euros)
	Increase of 50 basis points (*)	Decrease of 50 basis points (*)
Discount rate	(755)	869
Growth rate	270	(235)

(*) The use of very different discount or growth rates would be inconsistent with the macroeconomic assumptions under which the Unit builds its business plan, such as inflation assumptions or interest rate curves used to determine cash flows.

Goodwill - Mexico CGU

The Group’s most significant goodwill corresponds to the CGU in Mexico, the main significant assumptions used in the impairment test of this mentioned CGU as of December 31, 2020, 2019 and 2018:

Impairment test assumptions CGU goodwill in Mexico
	2020	2019	2018
Discount rate (*)	15.3%	14.8%	14.8%
Growth rate	5.7%	5.9%	5.6%

(*) Post-tax discount rates.

In accordance with paragraph 33.c of IAS 36, as of December 31, 2020, the Group used a growth rate of 5.7% based on the real GDP growth rate of Mexico, the expected inflation and the potential growth of the banking sector in Mexico.

The assumptions with a greater relative weight and whose volatility could have a greater impact in determining the present value of the cash flows starting on the fourth year are the discount rate and the growth rate. Below, in a simplified way, is shown the increased (or decreased) amount of the CGU recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions, considered in isolation as of December 31, 2020, where, in any case, the value in use would continue to exceed their book value:

Sensitivity analysis for main assumptions - Mexico (Millions of Euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(1,043)	1,156
Growth rate	688	(620)

(*)        Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Goodwill - Turkey CGU

The main significant assumptions used in the impairment test of the CGU of Turkey as of December 31, 2020, 2019 and 2018 are:

Impairment test assumptions CGU goodwill in Turkey
	2020	2019	2018
Discount rate (*)	21.0%	17.4%	24.3%
Growth rate	7.0%	7.0%	7.0%

(*) Post-tax discount rates.

Given the potential growth of the sector in Turkey, in accordance with paragraph 33.c of IAS 36, as of December 31, 2020, 2019 and 2018 the Group used a steady growth rate of 7.0% based on the real GDP growth rate of Turkey and expected inflation.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. Below, in a simplified way, is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions, considered in isolation as of December 31, 2020, where, in any case, the value in use would continue to exceed their book value:

Sensitivity analysis for main assumptions - Turkey (Millions of Euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(164)	175
Growth rate	29	(26)

(*)        Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Considering the uncertainty caused by the current economic situation, the Group has carried out additional sensitivities on other variables such as the net interest income and the cost of risk forecasts, not having detected any modification on the result of the impairment test on the CGU.

As of March 31, 2020, a goodwill impairment test of the Turkey CGU was carried out due to the identification of indicators of impairment. As a result of such test, the Group determined that there was no impairment in this CGU.

Goodwill - Other CGUs

The sensitivity analysis on the main assumptions carried out for the rest of the CGUs of the Group indicate that their value in use would continue to exceed their book value.

18.2. Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	2020	2019	2018
Computer software acquisition expense	1,202	1,598	1,605
Other intangible assets with an infinite useful life	12	11	11
Other intangible assets with a definite useful life	221	401	518
Total	1,435	2,010	2,134

The changes of this heading in December 31, 2020, 2019 and 2018, are as follows:

Other intangible assets (Millions of Euros)
		2020			2019			2018
	Notes	Computer software	Other intangible assets	Total of intangible assets	Computer software	Other intangible assets	Total of intangible assets	Computer software	Other intangible assets	Total of intangible assets
Balance at the beginning		1,598	412	2,010	1,605	529	2,134	1,682	721	2,402
Additions		452	8	460	525	8	533	540	12	552
Amortization in the year	45	(448)	(59)	(507)	(447)	(63)	(510)	(436)	(65)	(500)
Amortization transfer to discontinued operations (*)		(77)	(3)	(80)	(106)	(4)	(110)	(105)	(8)	(114)
Exchange differences and other		(38)	(91)	(129)	32	(58)	(25)	(74)	(49)	(123)
Impairment		(6)	-	(6)	(11)	(1)	(12)	(2)	(81)	(83)
Decreases by companies held for sale (*)		(279)	(34)	(313)	-	-	-	-	-	-
Balance at the end		1,202	233	1,435	1,598	412	2,010	1,605	529	2,134

(*)     Amount is mainly due to the stake in BBVA USA (see Note 3).

As of December 31, 2020, 2019 and 2018, the cost of fully amortized intangible assets that remained in use were €2,622 million, €2,702 million, €2,412 million respectively, while their recoverable value was not significant.

19. Tax assets and liabilities

19.1. Consolidated tax group

Pursuant to current legislation, BBVA consolidated tax group in Spain includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

19.2. Years open for review by the tax authorities

At 31 December 2020, the BBVA consolidated tax group in Spain is currently under inspection for the years 2014 to 2016 inclusive for the main taxes applicable to it.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

On the other hand, in relation to the main jurisdictions in which the Group is present and carries out its activity, in the case of Mexico, BBVA Bancomer S.A., is currently under inspection by the Mexican Tax Authorities for the years 2016 and 2017 corresponding to Corporate Income Tax and Value Added Tax.

In addition, in the case of Turkey, the head entity in this country, Garanti BBVA A.S., is currently under inspection by the Tax Authorities of that country for all the taxes applicable to it corresponding to the years 2017 and 2018.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that may be conducted by the tax authorities in the future may give rise to contingent tax liabilities which cannot be reasonably estimated at the present time. However, the Group considers that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

19.3. Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

Reconciliation of taxation at the Spanish corporation tax rate to the tax expense recorded for the year (Millions of Euros)
	2020		2019		2018
	Amount	Effective tax %	Amount	Effective tax %	Amount	Effective tax %
Profit or (-) loss before tax	3,576		6,398		8,446
From continuing operations	5,248		7,046		7,565
From discontinued operations	(1,672)		(648)		881
Taxation at Spanish corporation tax rate 30%	1,073		1,920		2,534
Lower effective tax rate from foreign entities (*)	(181)		(381)		(234)
Mexico	(32)	29%	(112)	27%	(78)	28%
Chile	(2)	23%	(2)	27%	(18)	21%
Colombia	3	31%	6	32%	10	33%
Peru	(7)	28%	(12)	28%	(12)	28%
Turkey	(73)	25%	(86)	23%	(132)	20%
USA	(75)	16%	(97)	17%	(97)	20%
Others	5		(78)		93
Revenues with lower tax rate (dividends/capital gains)	(49)		(49)		(57)
Equity accounted earnings	12		18		3
Other effects (**)	661		545		(27)
Income tax	1,516		2,053		2,219
Of which: Continuing operations	1,459		1,943		2,042
Of which: Discontinued operations	57		110		177

  (*)        Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

(**)        This amount is generated in 2020 and 2019 mainly as a result of the impact of the goodwill impairment of The United States' CGU.

The effective income tax rate for the Group in the years ended December 31, 2020, 2019 and 2018 is as follows:

Effective tax rate (Millions of Euros)
	2020	2019	2018
Income from:
Consolidated tax group in Spain	259	(718)	1,482
Other Spanish entities	7	7	33
Foreign entities	4,982	7,757	6,050
Gains (losses) before taxes from continuing operations	5,248	7,046	7,565
Tax expense or income related to profit or loss from continuing operations	1,459	1,943	2,042
Effective tax rate	27.8%	27.6%	27.0%

In the year 2020, in the main countries in which the Group has presence, there has been no changes in the nominal tax rate on corporate income tax except for Colombia, where the applicable tax rate is 36% compared to the tax rate applicable last year 33%. In the year 2019, there has been no changes in the nominal tax rate on corporate income tax, except for Colombia where the applicable tax rate has been 33% compared to the initially forecasted 37%.

19.4. Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

Tax recognized in total equity (Millions of Euros)
	2020	2019	2018
Charges to total equity
Debt securities and others	(230)	(130)	(87)
Equity instruments	(43)	(40)	(56)
Subtotal	(273)	(170)	(143)
Total	(273)	(170)	(143)

19.5. Current and deferred taxes

The balance under the heading "Tax assets" in the accompanying consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	2020	2019	2018
Tax assets
Current tax assets	1,199	1,765	2,784
Deferred tax assets	15,327	15,318	15,316
Pensions	439	456	405
Financial Instruments	1,292	1,386	1,401
Loss allowances	1,683	1,636	1,375
Other	1,069	1,045	1,292
Secured tax assets	9,361	9,363	9,363
Tax losses	1,483	1,432	1,480
Total	16,526	17,083	18,100
Tax liabilities
Current tax liabilities	545	880	1,230
Deferred tax liabilities	1,809	1,928	2,046
Financial Instruments	908	1,014	1,136
Other	901	914	910
Total	2,355	2,808	3,276

The most significant variations of the deferred assets and liabilities in the years 2020, 2019 and 2018 derived from the followings causes:

Deferred tax assets and liabilities. Annual variations (Millions of Euros)
	2020		2019		2018
	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities
Balance at the beginning	15,318	1,928	15,316	2,046	14,725	2,184
Pensions	(17)	-	51	-	10	-
Financials instruments	(94)	(106)	(15)	(122)	(52)	(291)
Loss allowances	47	-	261	-	370	-
Others	24	(13)	(247)	4	65	153
Guaranteed tax assets	(2)	-	-	-	(70)	-
Tax losses	51	-	(48)	-	268	-
Balance at the end	15,327	1,809	15,318	1,928	15,316	2,046

With respect to the changes in assets and liabilities due to deferred tax in 2020 contained in the above table, the following should be pointed out:

•           Secured tax assets maintain a very similar balance to that of the previous year.

•           The increase in tax assets due to tax loss arises as a result of the generation of tax losses and deductions in the year.

•           The evolution of deferred tax assets (other than those guaranteed and those linked to tax losses) net of deferred tax liabilities is due to the agreement to sell the US business unit (its deferred tax assets and liabilities in 2020 are shown under "Non-current assets or liabilities and disposal groups classified as held for sale"), the effect of exchange rates, especially in the case of Mexico and Turkey, and the operation of corporate income tax, where the differences between accounting and taxation give rise to constant movements in deferred taxes.

On the deferred tax assets and liabilities contained in the table above, those included in section 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year or reserves.

As of December 31, 2020, 2019 and 2018, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized deferred tax liabilities in the accompanying consolidated balance sheets, amounted to 106 million euros, 473 million euros and 443 million euros, respectively.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish government, broken down by the items that originated those assets is as follows:

Secured tax assets (Millions of Euros)
	2020	2019	2018
Pensions	1,924	1,924	1,924
Loss allowances	7,437	7,439	7,439
Total	9,361	9,363	9,363

As of December 31, 2020, non-guaranteed net deferred tax assets of the above table amounted to €4,156 million (€4,027 and €3,907 million as of December 31, 2019 and 2018 respectively), which broken down by major geographies is as follows:

•           Spain: Net deferred tax assets recognized in Spain totaled €2,590 million as of December 31, 2020 (€2,447 and €2,653 million as of December 31, 2019 and 2018, respectively). €1,480 million of the figure recorded in the year ended December 31, 2020 for net deferred tax assets related to tax credits and tax loss carry forwards and €1,110 million relate to temporary differences.

•           Mexico: Net deferred tax assets recognized in Mexico amounted to €1,036 million as of December 31, 2020 (€1,083 and €826 million as of December 31, 2019 and 2018, respectively). Practically all of deferred tax assets as of December 31, 2020 relate to temporary differences.

•           South America: Net deferred tax assets recognized in South America amounted to €126 million as of December 31, 2020 (€84 and €0.4 million as of December 31, 2019 and 2018, respectively). Practically all the deferred tax assets are related to temporary differences.

•           The United States: Net deferred tax assets recognized in the United States amounted to €2 million as of December 31, 2020 (€122 and €164 as of December 31, 2019 and 2018, respectively). All the deferred tax assets relate to temporary differences.  In this respect, it should be noted that the 2020 figure is affected by the sale agreement of the US business unit (the deferred tax assets and liabilities of the business subject to the sale agreement in 2020 are shown as "Non-current assets or liabilities and disposal groups that have been classified as held for sale").

•           Turkey: Net deferred tax assets recognized in Turkey amounted to €395 million as of December 31, 2020 (€278 and €250 million as of December 31, 2019 and 2018, respectively). Practically all the deferred tax assets are related to temporary differences.

Based on the information available as of December 31, 2020, including historical levels of benefits and projected results available to the Group for the coming 15 years, the Group has carried out an analysis of its recovery of deferred tax assets and liabilities taking into account the impact of COVID-19 pandemic (see Note 1.5). It is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

On the other hand, the Group has not recognized certain negative tax bases and deductions for which, in general, there is no legal period for offsetting, amounting to approximately € 2,156 million, which are mainly originated by Catalunya Banc.

20. Other assets and Liabilities

The composition of the balance of these captions of the accompanying consolidated balance sheets is:

Other assets and liabilities (Millions of Euros)
	2020	2019	2018
ASSETS
Inventories	572	581	635
Transactions in progress	160	138	249
Accruals	756	804	702
Other items	1,025	2,277	3,886
Total	2,513	3,800	5,472
LIABILITIES
Transactions in progress	75	39	39
Accruals	1,584	2,456	2,558
Other items	1,144	1,247	1,704
Total	2,802	3,742	4,301

21. Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

The composition of the balances under the headings “Non-current assets and disposal groups classified as held for sale” and “liabilities included in disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	2020	2019	2018
Foreclosures and recoveries (*)	1,398	1,647	2,210
Assets from tangible assets	480	310	433
Companies held for sale (**)	84,792	1,716	29
Accrued amortization (***)	(89)	(51)	(44)
Impairment losses	(594)	(543)	(628)
Total non-current assets and disposal groups classified as held for sale	85,987	3,079	2,001
Companies held for sale (**)	75,446	1,554	-
Total liabilities included in disposal groups classified as held for sale	75,446	1,554	-

  (*)        2018 figures correspond mainly to the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

 (**)      2020 figures correspond mainly to the sale of BBVA´s stake in BBVA USA (see Note 3). 2019 figures correspond mainly to the BBVA´s stake in BBVA Paraguay (see Note 3).

 (***)   Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".

Assets and liabilities from discontinued operations

As mentioned in Note 3, in 2020 the agreement for the sale of the BBVA subsidiary in the United States was announced. The assets and liabilities corresponding to the companies for sale were reclassified to the headings “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” of the consolidated balance sheet as of December 31, 2020; and the earnings of these companies for the years ended December 31, 2020, 2019 and 2018 were classified under the heading "Profit (loss) after tax from discontinued operations" of the accompanying consolidated income statements (see Note 1.3).

The condensed consolidated balance sheets, condensed consolidated income statements and condensed consolidated statements of cash flow of the companies for sale in the United States subsidiary for the years 2020, 2019 and 2018 are provided below:

Condensed balance sheets of companies held for sale in the United States subsidiary as of December 31, 2020, 2019 and 2018

CONDENSED ASSETS (Millions of Euros)
	2020	2019	2018
Cash, cash balances at central banks and other demand deposits	11,368	5,678	2,326
Financial assets held for trading	821	513	228
Non-trading financial assets mandatorily at fair value through profit or loss	13	18	18
Financial assets at fair value through other comprehensive income	4,974	6,834	10,030
Financial assets at amortized cost	61,558	62,860	59,302
Derivatives - hedge accounting	9	10	23
Tangible assets	799	900	665
Intangible assets	1,949	4,183	5,438
Tax assets	360	263	446
Other assets	1,390	1,463	1,401
Non-current assets and disposal groups classified as held for sale	16	31	30
TOTAL ASSETS	83,257	82,751	79,908

CONDENSED LIABILITIES (Millions of Euros)
	2020	2019	2018
Financial liabilities held for trading	98	94	114
Financial liabilities at amortized cost	73,132	70,438	66,635
Derivatives - hedge accounting	2	11	21
Provisions	157	186	172
Tax liabilities	201	87	249
Other liabilities	492	464	497
TOTAL LIABILITIES	74,082	71,279	67,688

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Millions of Euros)
	2020	2019	2018
Actuarial gains (losses) on defined benefit pension plans	(66)	(80)	(69)
Hedge of net investments in foreign operations (effective portion)	(432)	(432)	(432)
Foreign currency translation	801	1,576	1,337
Hedging derivatives. Cash flow hedges (effective portion)	250	81	5
Fair value changes of debt instruments measured at fair value through other comprehensive income	70	(11)	(130)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	622	1,134	710

Condensed income statements of companies held for sale in the United States subsidiary for the years ended December 31, 2020, 2019 and 2018

CONDENSED INCOME STATEMENTS (Millions of Euros)
	2020	2019	2018
Interest and other income	2,638	3,221	2,797
Interest expense	(429)	(887)	(570)
NET INTEREST INCOME	2,209	2,335	2,227
Dividend income	4	10	13
Fee and commission income	677	736	670
Fee and commission expense	(183)	(205)	(194)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	19	54	25
Gains (losses) on financial assets and liabilities held for trading, net	90	30	66
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	8	-	-
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	5	3	3
Gains (losses) from hedge accounting, net	4	4	3
Exchange differences, net	19	5	(22)
Other operating income	19	32	20
Other operating expense	(63)	(64)	(79)
GROSS INCOME	2,808	2,941	2,731
Administration costs	(1,462)	(1,534)	(1,474)
Depreciation and amortization	(205)	(214)	(174)
Provisions or reversal of provisions	2	(3)	22
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(729)	(521)	(221)
NET OPERATING INCOME	413	670	884
Impairment or reversal of impairment on non-financial assets	(2,084)	(1,318)	(1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(3)	2	(2)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	2	(2)	-
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	(1,671)	(648)	881
Tax expense or income related to profit or loss from continuing operations	(57)	(110)	(177)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	(1,729)	(758)	704
Profit (loss) after tax from discontinued operations	-	-	-
PROFIT (LOSS) FOR THE PERIOD	(1,729)	(758)	704
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	-	-	-
ATTRIBUTABLE TO OWNERS OF THE PARENT	(1,729)	(758)	704

Condensed statements of cash flows of companies held for sale in the United States subsidiary for the years ended December 31, 2020, 2019 and 2018

CONDENSED STATEMENTS OF CASH FLOWS (Millions of Euros)
	2020	2019	2018
A) CASH FLOWS FROM OPERATING ACTIVITIES	6,874	3,888	(228)
B) CASH FLOWS FROM INVESTING ACTIVITIES	(145)	(133)	(123)
C) CASH FLOWS FROM FINANCING ACTIVITIES	(65)	(468)	(256)
D) EFFECT OF EXCHANGE RATE CHANGES	(974)	65	84
(INCREASE/DECREASE) NET CASH AND CASH EQUIVALENTS (A+B+C+D)	5,690	3,352	(522)

Non-current assets and disposal groups classified as held for sale

The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2020, 2019 and 2018 are as follows:

Non-current assets and disposal groups classified as held for sale. Changes in the year 2020 (Millions of Euros)
	Notes	Foreclosed assets	Property, Plant and Equipment (*)	Companies held for sale (**)	Total
Cost (1)
Balance at the beginning		1,648	258	1,716	3,622
Additions		285	-	83,266	83,551
Contributions from merger transactions		-	-	-	-
Retirements (sales and other decreases)		(288)	(45)	(190)	(523)
Transfers, other movements and exchange differences (**)		(228)	180	-	(48)
Disposals by companies held for sale		(19)	(2)	-	(21)
Balance at the end		1,398	391	84,792	86,581

Impairment (2)
Balance at the beginning		411	132	-	543
Additions	50	74	29	-	103
Additions transfer to discontinued operations		-	-	-	-
Contributions from merger transactions		-	-	-	-
Retirements (sales and other decreases)		(56)	(13)	-	(69)
Other movements and exchange differences		(42)	60	-	18
Disposals by companies held for sale		(1)	-	-	(1)
Balance at the end		386	208	-	594
Balance at the end of net carrying value (1)-(2)		1,012	183	84,792	85,987

(*)         Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”

(** )       The variation corresponds mainly to the agreement for the sale of BBVA USA (see Note 3).

Non-current assets and disposal groups classified as held for sale. Changes in the year 2019 (Millions of Euros)
	Notes	Foreclosed assets	Property, Plant and Equipment (*)	Companies held for sale (**)	Total
Cost (1)
Balance at the beginning		2,211	389	29	2,629
Additions		665	10	1,676	2,351
Contributions from merger transactions		2	-	-	2
Retirements (sales and other decreases)		(1,023)	(206)	-	(1,229)
Transfers, other movements and exchange differences (**)		(207)	65	11	(131)
Balance at the end		1,648	258	1,716	3,622

Impairment (2)
Balance at the beginning		504	124	-	628
Additions	50	67	5	-	72
Additions transfer to discontinued operations		5	-	-	5
Contributions from merger transactions		-	-	-	-
Retirements (sales and other decreases)		(164)	(22)	-	(186)
Other movements and exchange differences		(1)	25	-	24
Balance at the end		411	132	-	543
Balance at the end of net carrying value (1)-(2)		1,237	126	1,716	3,079

(*)         Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”

(** )       The variation corresponds mainly to the BBVA’s stake in BBVA Paraguay (see Note 3).

Non-current assets and disposal groups classified as held for sale. Changes in the year 2018 (Millions of Euros)
	Notes	Foreclosed assets	From own use assets (*)	Companies held for sale (**)	Total
Cost (1)
Balance at the beginning		6,207	371	18,623	25,201
Additions		692	4	-	696
Contributions from merger transactions		-	-	-	-
Retirements (sales and other decreases)		(4,489)	(227)	(18,594)	(23,310)
Transfers, other movements and exchange differences (**)		(199)	241	-	42
Balance at the end		2,211	389	29	2,629

Impairment (2)
Balance at the beginning		1,154	194	-	1,348
Additions	50	204	2	-	206
Additions transfer to discontinued operations		2	-	-	2
Contributions from merger transactions		-	-	-	-
Retirements (sales and other decreases)		(830)	(101)	-	(931)
Other movements and exchange differences		(26)	29	-	3
Balance at the end		504	124	-	628
Balance at the end of net carrying value (1)-(2)		1,707	265	29	2,001

(*)         Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”

(** )       The variation corresponds mainly to the BBVA’s stake in BBVA Chile and the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

As indicated in Note 2.2.4, “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” are valued at the lower amount between its fair value less costs to sell and its carrying amount. As of December 31, 2020, 2019 and 2018 practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis coincides with their fair value.

Assets from foreclosures or recoveries

As of December 31, 2020, 2019 and 2018, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €747, €871 and €1,072 million in assets for residential use; €215, €259 and €182 million in assets for tertiary use (industrial, commercial or office) and €21, €28 and €19 million in assets for agricultural use, respectively.

In December 31, 2020, 2019 and 2018, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.

During the years 2020, 2019 and 2018, some of the sale transactions for these assets were financed by Group companies. The amount of loans granted to the buyers of these assets in those years amounted to €78, €79 and €82 million, respectively; with an average financing of 28.3% of the sales price during 2020.

As of December 31, 2020, 2019 and 2018, the amount of the profits arising from the sale of assets financed by Group companies that are not recognized in the consolidated income statement amounted to €1 million.

22. Financial liabilities at amortized cost

22.1. Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	2020	2019	2018
Deposits	415,467	438,919	435,229
Deposits from central banks	45,177	25,950	27,281
Demand deposits	163	23	20
Time deposits and other	38,274	25,101	26,885
Repurchase agreements (*)	6,740	826	375
Deposits from credit institutions	27,629	28,751	31,978
Demand deposits	7,196	7,161	8,370
Time deposits and other	16,079	18,896	19,015
Repurchase agreements (*)	4,354	2,693	4,593
Customer deposits (**)	342,661	384,219	375,970
Demand deposits	266,250	280,391	260,573
Time deposits and other	75,666	103,293	114,188
Repurchase agreements (*)	746	535	1,209
Debt certificates	61,780	63,963	61,112
Other financial liabilities	13,358	13,758	12,844
Total	490,606	516,641	509,185

  (*) See Note 35.

(**) Amount in 2020 is mainly due to the stake in BBVA USA (see Note 21).

The amount recorded in Deposits from central banks - Time deposits includes the provisions of the TLTRO III facilities of the European Central Bank, mainly BBVA S.A. amounting to €35,032 million as of December 31, 2020, that basically explains the change compared to the previous year (see Note 7.5).

On April 30, 2020, the European Central Bank modified some of the terms and conditions of the TLTRO III facilities in order to support the continued access of companies and households to bank credit in the face of interruptions and temporary shortages of funds associated with the COVID-19 pandemic. Entities whose eligible net lending exceeds 0% between March 1, 2020 and March 31, 2021 will pay an interest rate 0.5% lower than the average rate of the deposit facilities during the period that includes from June 24, 2020 to June 23, 2021. This means that the interest rate applicable to the facilities drawn down is -1%. Outside of this period, the average interest rate of the deposit facilities will be applied (currently -0.5%) provided that the financing objectives are met according to the conditions of the European Central Bank.

The Group is reasonably certain about the fulfillment of these financing objectives. Therefore, the effective interest rate of each facility is -0.5% and the accounting registration of the discount in the interest rate associated with the COVID-19 pandemic is recognized during the annual period from June 24, 2020 to June 23, 2021.

The positive remuneration currently being generated by the drawdowns of the TLTRO III facilities is recorded under the heading of "Interest income and other similar income – other income" in the consolidated income statements and amounts to €211 million as of December 31, 2020 (See Note 37.1).

22.2. Deposits from credit institutions

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Deposits from credit institutions. December 2020 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	345	1,405	1	1,751
Mexico	689	672	188	1,549
Turkey	8	580	28	617
South America	557	1,484	-	2,041
Rest of Europe	2,842	4,531	4,070	11,444
Rest of the world	2,755	7,406	67	10,228
Total	7,196	16,079	4,354	27,629

(*)      Subordinated deposits are included amounting €12 million.

Deposits from credit institutions. December 2019 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	2,104	1,113	1	3,218
The United States	2,082	4,295	-	6,377
Mexico	432	1,033	168	1,634
Turkey	302	617	4	924
South America	394	2,285	161	2,840
Rest of Europe	1,652	5,180	2,358	9,190
Rest of the world	194	4,374	-	4,568
Total	7,161	18,896	2,693	28,751

(*)      Subordinated deposits are included amounting €195 million.

Deposits from credit institutions. December 2018 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	1,981	2,527	55	4,563
The United States	1,701	2,677	-	4,379
Mexico	280	286	-	566
Turkey	651	669	4	1,323
South America	442	1,892	-	2,335
Rest of Europe	3,108	6,903	4,534	14,545
Rest of the world	207	4,061	-	4,268
Total	8,370	19,015	4,593	31,978

(*)      Subordinated deposits are included amounting €191 million.

22.3. Customer deposits

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

Customer deposits. December 2020 (Millions of Euros)
	Demand deposits	Time deposits and other	Repurchase agreements	Total
Spain	168,690	20,065	2	188,757
Mexico	43,768	10,514	117	54,398
Turkey	17,906	16,707	8	34,621
South America	25,730	11,259	-	36,989
Rest of Europe	8,435	12,373	619	21,427
Rest of the world	1,720	4,748	-	6,468
Total	266,250	75,666	746	342,661

Customer deposits. December 2019 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	146,651	24,958	2	171,611
The United States	46,372	19,810	-	66,181
Mexico	43,326	12,714	523	56,564
Turkey	13,775	22,257	10	36,042
South America	22,748	13,913	-	36,661
Rest of Europe	6,610	8,749	-	15,360
Rest of the world	909	892	-	1,801
Total	280,391	103,293	535	384,219

(*)      Subordinated deposits are included amounting to €189 million.

Customer deposits. December 2018 (Millions of Euros)
	Demand deposits	Time deposits and other (*)	Repurchase agreements	Total
Spain	138,236	28,165	3	166,403
The United States	41,222	21,317	-	62,539
Mexico	38,383	11,837	770	50,991
Turkey	10,856	22,564	7	33,427
South America	23,811	14,159	-	37,970
Rest of Europe	7,233	14,415	429	22,077
Rest of the world	831	1,731	-	2,563
Total	260,573	114,188	1,209	375,970

(*)      Subordinated deposits are included amounting to €220 million.

22.4. Debt certificates

The breakdown of the balance under this heading, by financial instruments and by currency, is as follows:

Debt certificates (Millions of Euros)
	2020	2019	2018
In Euros	42,462	40,185	37,436
Promissory bills and notes	860	737	267
Non-convertible bonds and debentures	14,538	12,248	9,638
Covered bonds (*)	13,274	15,542	15,809
Hybrid financial instruments (**)	355	518	814
Securitization bonds	2,538	1,354	1,630
Wholesale funding	2,331	1,817	142
Subordinated liabilities	8,566	7,968	9,136
Convertible perpetual certificates	4,500	5,000	5,490
Convertible subordinated debt	-	-	-
Non-convertible preferred stock	159	83	107
Other non-convertible subordinated liabilities	3,907	2,885	3,540
In foreign currencies	19,318	23,778	23,676
Promissory bills and notes	1,024	1,210	3,237
Non-convertible bonds and debentures	8,691	10,587	9,335
Covered bonds (*)	217	362	569
Hybrid financial instruments (**)	455	1,156	1,455
Securitization bonds	4	17	38
Wholesale funding	1,016	780	544
Subordinated liabilities	7,911	9,666	8,499
Convertible perpetual certificates	1,633	1,782	873
Convertible subordinated debt	-	-	-
Non- convertible preferred stock	35	76	74
Other non-convertible subordinated liabilities	6,243	7,808	7,552
Total	61,780	63,963	61,112

  (*) Including mortgage-covered bonds.

(**)  Corresponds to the issuance of structured notes whose underlying risk differs from the underlying risk of the derivative.

Most of the foreign currency issues are denominated in U.S. dollars.

22.4.1. Subordinated liabilities

The breakdown of this heading, is as follows:

Memorandum item: Subordinated liabilities at amortized cost
	2020	2019	2018
Subordinated deposits	12	384	411
Subordinated certificates	16,476	17,635	17,635
Preferred stock	194	159	181
Compound convertible financial instruments	6,133	6,782	6,363
Other non-convertible subordinated liabilities (*)	10,149	10,693	11,092
Total	16,488	18,018	18,047

(*) Subordinated issues of BBVA Paraguay as of December 31, 2020 and 2019 are recorded in the consolidated balance sheet under the heading “Liabilities included in disposal groups classified as held for sale" amounting to €37 and €40 million, respectively. The subordinated issues of BBVA USA as of December 31, 2020 are recognized in the consolidated balance sheet under the heading “Liabilities included in disposal groups classified as held for sale" amounting to €735 million (see Note 21).

The issuances of BBVA International Preferred, S.A.U., Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A.U. and CaixaSabadell Preferents, S.A.U. are jointly, severally and irrevocably guaranteed by the Bank.

The balance variances are mainly due to the following transactions:

Convertible perpetual liabilities

The AGM held on March 17, 2017, resolved, under agenda item five, to confer authority to the Board of Directors to issue securities convertible into newly issued BBVA shares, on one or several occasions, within the maximum term of five years to be counted from the approval date of the authorization, up to a maximum overall amount of €8 billion or its equivalent in any other currency. Likewise, the AGM resolved to confer to the Board of Directors the authority to totally or partially exclude shareholders’ pre-emptive subscription rights within the framework of a specific issue of convertible securities, although this power was limited to enable the nominal amount of the capital increases resolved or effectively carried out for conversion of mandatory convertible issuances made under this authority (without prejudice to anti-dilution adjustments), with exclusion of pre-emptive subscription rights and of those likewise resolved or carried out with exclusion of pre-emptive subscription rights in use of the authority to increase the share capital conferred by the AGM held on March 17, 2017, under agenda item four, do not exceed the maximum nominal amount, overall, of 20% of the share capital of BBVA at the time of the authorization, this limit not being applicable to contingent convertible issues.

Under that delegation, BBVA made the following issuances that qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation (EU) 575/2013:

In May and November 2017, BBVA carried out two issues of perpetually convertible securities (additional Tier 1 capital instruments) excluding shareholders' pre-emptive rights, for a nominal amount of 500 million euros and 1,000 million U.S. dollars, respectively. These issues are listed on the Global Exchange Market of Euronext Dublin of the Irish Stock Exchange and were directed only to qualified investors and foreign private banking clients, and cannot be placed or subscribed in Spain or among investors resident in Spain.

•           In September 2018 and March 2019, BBVA carried out both issuances of perpetual contingent convertible securities (additional tier 1 instruments), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €1 billion each. These issuances are listed in the AIAF Fixed Income Securities Market and were targeted only at professional clients and eligible counterparties, not being offered or sold to any retail clients.

•           On September 5, 2019, BBVA carried out an issuance of perpetual contingent convertible securities (additional tier 1 instruments), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of $1 billion. This issuance is listed in the Global Exchange Market of Euronext Dublin and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents.

•           On July 15, 2020, BBVA carried out an issuance of perpetual contingent convertible securities (additional tier 1 instruments), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €1 billion. This issuance is listed in the AIAF Fixed Income Securities Market and was targeted only at professional clients and eligible counterparties, not being offered or sold to any retail clients.

Additionally, an issue of perpetually convertible securities (additional Tier 1 capital instruments) is outstanding, which was carried out in April 2016, for an amount of 1,000 million euros, by virtue of previous delegations of the shareholders' meeting. This issue was directed only to qualified investors and foreign private banking clients, and cannot be placed or subscribed in Spain or among investors residing in Spain. This issue is listed on the Global Exchange Market of Euronext Dublin of the Irish Stock Exchange and is computed as additional Tier 1 capital of the Bank and the Group, in accordance with Regulation (EU) 575/2013.

These perpetual securities will be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.

These issuances may be fully redeemed at BBVA’s option only in the cases contemplated in their respective terms and conditions and, in any case, in accordance with the provisions of the applicable legislation. In particular:

•           On May 9, 2018, the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments) carried out by the Bank on May 9, 2013, for an amount of $1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator had been obtained.

•           On February 19, 2019 the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments), carried out by the Bank on February 19, 2014, for a total amount of €1.5 billion and once the prior consent from the Regulator had been obtained.

•           On February 18, 2020, the Bank early redeemed the issuance of contingently convertible preferred securities (additional tier 1 instruments) carried out by the Bank on February 18, 2015, for an amount of €1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator had been obtained.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Preferred securities by issuer (Millions of Euros)
	2020	2019	2018
BBVA International Preferred, S.A.U. (1)	35	37	35
Unnim Group (2)	159	83	98
BBVA USA	-	19	19
BBVA Colombia	-	20	19
Other	-	-	9
Total	194	159	181

(1) Call exercised.

(2) Unnim Group: Issuances prior to the acquisition by BBVA.

These issuances were fully subscribed at the moment of the issue by qualified/institutional investors outside the Group and are redeemable, totally or partially, at the issuer’s option after five years from the issue date, depending on the terms of each issuance and with the prior consent from the Bank of Spain or the relevant authority.

In connection with the above, once the necessary authorization from the European Central Bank was received and in conformity with its authority to redeem:

•           The Extraordinary and Universal General Meeting of Caixasabadell Preferents, S.A. Unipersonal, at its meeting held on December 11, 2020, decided to delegate on the company’s Board of Directors the authority to agree on the total early redemption of its only live issuance, subject to the applicable legal provisions and having previously obtained all necessary authorisations. In use of such delegation, having satisfied all legal and contractual formalities required and having obtained all relevant authorizations, the company’s Board of Directors, on the same date, agreed to carry out the early redemption of the total nominal amount of the issuance on January 14, 2021. As a result, once all necessary communications were released, on January 14, 2021 the total early redemption of the issuance took place.

•           The Extraordinary and Universal General Meeting of BBVA International Preferred, S.A. Unipersonal, at its meeting held on December 11, 2020, decided to delegate on the company’s Board of Directors the authority to agree on the total early redemption of its only live issuance, subject to the applicable legal provisions and having previously obtained all necessary authorisations. In use of such delegation, having satisfied all legal and contractual formalities required and having obtained all relevant authorizations, the company’s Board of Directors, on the same date, agreed to carry out the early redemption of the total nominal amount of the issuance on January 19, 2021. As a result, once all necessary communications were released, on January 19, 2021 the total early redemption of the issuance took place.

•           The Extraordinary and Universal General Meeting of Caixa Terrassa Societat de Participacions Preferents, S.A. Unipersonal, at its meeting held on December 11, 2020, decided to delegate on the company’s Board of Directors the implementation of all necessary actions in order to modify its only live issuance so as to include a new clause regarding the early redemption of the preferred securities. In use of the delegated authority and having obtained all necessary authorizations, the company’s Board of Directors, on the same date, agreed to modify the relevant issuance in order to include a new clause for the total early redemption of the preferred securities on January 29, 2021, therefore convening the relevant meeting of noteholders of the issuance to be held in Bilbao, on January 14, 2021, at first call, or on January 15, 2021, at second call. Having satisfied all applicable legal requirements, the noteholders’ meeting was held at first call and passed, with the necessary majority of votes, among other resolutions, the inclusion of a new total early redemption clause. As a result, on January 29, 2021 the total early redemption of the issuance took place.

22.5. Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	2020	2019	2018
Lease liabilities	2,674	3,335
Creditors for other financial liabilities	2,408	2,623	2,891
Collection accounts	3,275	3,306	4,305
Creditors for other payment obligations	5,000	4,494	5,648
Total	13,358	13,758	12,844

A breakdown of the maturity of the lease liabilities, due after December 31, 2020 is provided below:

Maturity of future payment obligations (Millions of Euros)
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Leases	244	430	397	1,602	2,674

23. Assets and liabilities under insurance and reinsurance contracts

The Group has insurance subsidiaries mainly in Spain and Latin America (mostly in Mexico). The main product offered by the insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of savings products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by employers to cover their commitments to their employees.

The insurance business is affected by different risks, including those that are related to the BBVA Group such as credit risk, market risk, liquidity risk and operational risk and the methodology for risk measurement applied in the insurance activity is similar (see Note 7), although it has a differentiated management due to the particular characteristics of the insurance business, such as the coverage of contracted obligations and the long term of the commitments. Additionally, the insurance business generates certain specific risks, of a probabilistic nature:

•           Technical risk: arises from deviations in the estimation of the casualty rate of insurances, either in terms of numbers, the amount of such claims and the timing of its occurrence.

•           Biometric risk: depending on the deviations in the expected mortality behavior or the survival of the insured persons.

The insurance industry is highly regulated in each country. In this regard, it should be noted that the insurance industry is undergoing a gradual regulatory transformation through new risk-based capital regulations, which have already been published in several countries.

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2020, 2019 and 2018, the balance under this heading amounted to €306 million, €341 million and €366 million respectively.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

Technical reserves (Millions of Euros)
	2020	2019	2018
Mathematical reserves	8,731	9,247	8,504
Individual life insurance (1)	6,268	6,731	6,201
Savings	5,431	5,906	5,180
Risk	836	825	1,021
Group insurance (2)	2,463	2,517	2,303
Savings	2,298	2,334	2,210
Risk	165	182	93
Provision for unpaid claims reported	672	641	662
Provisions for unexpired risks and other provisions	548	718	668
Total	9,951	10,606	9,834

(1)          Provides coverage in the event of death or disability.

(2)          The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees

The cash flows of those “Liabilities under insurance and reinsurance contracts” are shown below:

Maturity (Millions of euros). Liabilities under insurance and reinsurance contracts
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2020	1,227	950	1,616	6,158	9,951
2019	1,571	1,197	1,806	6,032	10,606
2018	1,686	1,041	1,822	5,285	9,834

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 96% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are compliant with IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To support this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions as of December 31, 2020, used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

Mathematical reserves
	2020				2019				2018
	Mortality table		Average technical interest type		Mortality table		Average technical interest type		Mortality table		Average technical interest type
	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GRMF 80-2, GKM 80 / GKMF 95, PASEM, GKMF 80/95, PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.25% -2.87%	2.5%	GRMF 80-2, GKMF 80/95. PASEM, PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.25% -2.91%	2.50%	GRMF 80-2, GKM 80 / GKMF 95 PERMF 2000 PASEM	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.26%-3.27%	2.50%
Group insurance(2)	PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.5%	PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%	PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%

(1)          Provides coverage in the case of one or more of the following events: death and disability.

(2)          Insurance policies purchased by companies (other than BBVA Group entities) on behalf of their employees.

24. Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	2020	2019	2018
Provisions for pensions and similar obligations	25	4,272	4,631	4,787
Other long term employee benefits	25	49	61	62
Provisions for taxes and other legal contingencies		612	677	686
Provisions for contingent risks and commitments		728	711	636
Other provisions (*)		479	457	601
Total		6,141	6,538	6,772

(*) Individually insignificant provisions or contingencies, for various concepts in different geographies.

The change in provisions for pensions and similar obligations for the years ended December 31, 2020, 2019 and 2018 is as follows:

Provisions for pensions and similar obligations. Changes over the year (Millions of Euros)
	Notes	2020	2019	2018
Balance at the beginning		4,631	4,787	5,407
Add
Charges to income for the year		298	327	125
Interest expense and similar charges		44	63	77
Personnel expense	44.1	49	49	58
Provision expense		205	215	(10)
Charges to equity (1)		191	329	41
Transfers and other changes (2)		(71)	(29)	96
Less
Benefit payments	25	(654)	(718)	(779)
Employer contributions	25	(124)	(65)	(103)
Balance at the end		4,272	4,631	4,787

(1)      Correspond to actuarial losses (gains) arising from certain post-employment defined-benefit commitments for pensions recognized in “Equity” (see Note 2.2.12).

(2)      It includes the amount of the sale of BBVA´s U.S. subsidiary (see Notes 1.3, 3 and 21).

Provisions for taxes, legal contingencies and other provisions. Changes over the year (Millions of Euros)
	2020	2019	2018
Balance at beginning	1,134	1,286	1,425
Additions	555	396	455
Acquisition of subsidiaries	-	-	-
Unused amounts reversed during the year	(215)	(96)	(184)
Amount used and other variations	(383)	(453)	(410)
Balance at the end	1,091	1,134	1,286

Ongoing legal proceedings and litigation

The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often sued on lawsuits and are therefore involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labor relations and from other commercial, regulatory or tax issues, as well as in arbitration.

On the basis of the information available, the Group considers that, as of December 31, 2020, the provisions made in relation to judicial proceedings and arbitration, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings. Furthermore, on the basis of the information available and with the exceptions indicated in Note 7.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, on a case-by-case basis, a significant adverse effect on the Group's business, financial situation or results of operations.

IRPH index

In relation to consumer mortgage loan contracts linked to the interest rate index known as IRPH (average rate for mortgage loans over three years for the acquisition of free housing), the Spanish Supreme Court issued on 14 December 2017 its judgment 669/2017 confirming that it was not possible to determine the lack of transparency of the interest rate of the loan merely by reference to one or other of the official indexes nor, therefore, was it abuse according to Directive 93/13. In a separate legal proceeding, albeit concerning the same clause, the matter was referred to the Court of Justice of the European Union (the EU Court of Justice), raising a preliminary question in which the application of the above referred IRPH index and the decision of the Supreme Court on the matter was questioned again. On March 3, 2020, the EU Court of Justice resolved the referred question for a preliminary ruling.

In that resolution, the EU Court of Justice concluded that the fact that the main elements relating to the calculation of the saving banks IRPH index used by the bank to which the question referred (Bankia, S.A.) were provided in the Bank of Spain Regulation (Circular 8/1990), published in the Spanish Official Gazette, which allowed consumers to understand the calculation of such index. In addition, the EU Court of Justice indicated that the national court shall determine whether the bank that is party to this proceeding complied with the applicable information obligations under national legislation. In the event that the entity had not complied with the applicable transparency regulations, the EU Court of Justice decision does not declare the contract null and void but provides that the national court could replace the IRPH index applied in the case under trial for a substitute index. The resolution sets forth that, in the absence of an agreement to the contrary of the parties to the contract, the referred substitute index could be the IRPH index for credit entities in Spain (as established in the fifteenth additional provision of Law 14/2013, of September 27, 2013).

On November 13, 2020, the Supreme Court has issued new judgments on which it has again analyzed the legality of the above referred clause after the EU Court of Justice ruling which indicated that it was up to the national judge to rule on its transparency and possible abuse. In the particular cases analyzed, the Supreme Court has ruled that, even if the entity had not adequately complied with some regulatory requirement of transparency, such as reporting the evolution of the index in the past, this would not mean that the clause was abusive. In short, it considers that the control rules are different from transparency and abuse, so that if the clause is not abusive, the possible breach of any obligation of transparency cannot have legal consequences. Following these rulings, the Supreme Court is rejecting the appeals on the grounds of the existence of case law on the matter and lack of interest in the case. Therefore, BBVA considers that the ruling of the EU Court of Justice and these recent rulings of the Supreme Court should not have significant effects on the Group's business, financial situation or results of operations.

Revolving credit cards

There are also claims before the Spanish courts challenging the application of certain interest rates and other mandatory regulations to certain revolving credit card contracts. On March 4, 2020, the Supreme Court issued a ruling (number 149/2020) confirming the nullity of a revolving credit card agreement entered into by another entity (Wizink Bank) on the grounds that the interest applied to the card was usurious. In that ruling, the Supreme Court recognized that the reference to the "normal interest on money" to be used for this product must be the average interest applicable to credit transactions by means of credit and revolving cards published in the Bank of Spain's statistics, which is slightly higher than 20% annually. The Supreme Court also considered usurious a rate of 26.82% annually, when compared to such average rate. The Supreme Court concluded that for an interest rate to be usurious, it must be "manifestly disproportionate to the circumstances of the case", and therefore the ruling limits its effects to the case under analysis, and the marketing by credit entities of this product must be analyzed on a case-by-case basis.

BBVA considers that this ruling of the Supreme Court should not have a significant effect on the Group's business, financial situation or results of operations.

25. Post-employment and other employee benefit commitments

As stated in Note 2.2.11, the Group has assumed commitments with employees including short-term employee benefits (see Note 44.1), defined contribution and defined benefit plans (see Glossary), healthcare and other long-term employee benefits.

The Group sponsors defined-contribution plans for the majority of its active employees with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both active service and in retirees.

The breakdown of the net defined benefit liability recorded on the balance sheet as of December 31, 2020, 2019 and 2018 is provided below:

Net defined benefit liability (asset) on the consolidated balance sheet (Millions of Euros)
	Notes	2020	2019	2018
Pension commitments		4,539	5,050	4,678
Early retirement commitments		1,247	1,486	1,793
Medical benefits commitments		1,562	1,580	1,114
Other long term employee benefits		49	61	62
Total commitments		7,398	8,177	7,647
Pension plan assets		1,608	1,961	1,694
Medical benefit plan assets		1,484	1,532	1,146
Total plan assets (1)		3,092	3,493	2,840

Total net liability / asset		4,305	4,684	4,807
Of which: Net asset on the consolidated balance sheet (2)		(16)	(8)	(41)
Of which: +Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (3)	24	4,272	4,631	4,787
Of which: Net liability on the consolidated balance sheet for other long term employee benefits (4)	24	49	61	62

(1)           In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of €125 million as of December 31, 2020 which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.

(2)          Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).

(3)          Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet.

(4)          Recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet.

The impact relating to benefit commitments charged to consolidated income statement for the years 2020, 2019 and 2018 is as follows:

Consolidated income statement impact (Millions of Euros)
	Notes	2020	2019	2018
Interest and other expense		44	63	77
Interest expense		265	293	282
Interest income		(220)	(230)	(206)
Personnel expense		121	143	130
Defined contribution plan expense	44.1	72	95	72
Defined benefit plan expense	44.1	49	49	58
Provisions or (reversal) of provisions	46	210	213	125
Early retirement expense		224	190	141
Past service cost expense		(8)	18	(33)
Remeasurements (*)		(11)	7	(10)
Other provision expense		4	(1)	28
Total impact on consolidated income statement: debit (credit)		375	419	332

(*)       Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes as of December 31 2020, 2019 and 2018 are as follows:

Equity impact (Millions of Euros)
	2020	2019	2018
Defined benefit plans	161	254	81
Post-employment medical benefits	30	74	(47)
Total impact on equity: debit (credit)	191	329	34

In 2020, the aggregate impact of this heading amounted to €191 million driven by, first of all, the variation in interest rates, €91 million losses on commitments in Mexico and €68 million in Spain, and secondly due to updating of the mortality tables in Spain (€49 million losses). These amounts are partially offset by the effect in other geographies and experience. In 2019, this heading amounted to €329 million mainly due to the variation in two geographies. Firstly, as a consequence of the €231 million increase in actuarial losses on commitments in Spain, due to the variation in discount rates from 1.75% to 1%. Secondly, driven by the €83 million increase in actuarial losses on commitments in Mexico, due to the decrease in discount rates from 10.45% to 9.04%.

25.1. Defined benefit plans

Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31 2020, 2019 and 2018 is presented below:

Defined benefits (Millions of Euros)
		2020			2019			2018
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	8,116	3,493	4,622	7,585	2,839	4,746	8,384	3,006	5,378
Current service cost	53	-	53	52	-	52	61	-	61
Interest income/expense	261	219	42	290	230	60	279	206	74
Contributions by plan participants	4	4	-	4	4	-	4	3	1
Employer contributions	-	124	(124)	-	65	(65)	-	103	(103)
Past service costs (1)	219	-	219	210	-	210	109	-	109
Remeasurements:	364	176	187	783	454	329	(263)	(286)	21
Return on plan assets (2)	-	176	(176)	-	454	(454)	-	(286)	286
From changes in demographic assumptions	57	-	57	(15)	-	(15)	14	-	14
From changes in financial assumptions	276	-	276	688	-	688	(274)	-	(274)
Other actuarial gains and losses	30	-	30	110	-	110	(3)	-	(3)
Benefit payments	(839)	(185)	(654)	(905)	(187)	(718)	(979)	(200)	(779)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals (*)	(371)	(327)	(44)	15	12	3	13	11	2
Effect on changes in foreign exchange rates	(459)	(409)	(50)	63	69	(6)	(31)	(9)	(22)
Conversions to defined contributions	-	-	-	-	-	-	-	-	-
Other effects	1	(3)	4	19	6	13	10	6	4
Balance at the end	7,348	3,092	4,256	8,116	3,493	4,623	7,585	2,840	4,745
Of which: Spain	4,288	249	4,039	4,592	266	4,326	4,807	260	4,547
Of which: Mexico	2,219	2,122	97	2,231	2,124	107	1,615	1,587	28
Of which: The United States	-	-	-	375	323	52	326	287	39
Of which: Turkey	367	282	85	444	359	86	422	339	83

(*)        The amount in 2020 in mainly due to the stake in BBVA USA (see Note 3).

(1)        Including gains and losses arising from settlements.

(2)        Excluding interest, which is recorded under "Interest income or expense".

The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet as of December 31, 2020 includes €356 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined benefit plans have been closed to new entrants, who instead are able to participate in the Group´s defined contribution plans.

Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method. In order to enable the good governance of these plans, the Group has established specific benefits committees. These benefit committees include members from the different areas of the business to assist that all decisions are made taking into consideration all of the associated impacts.

The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2020, 2019 and 2018:

Actuarial assumptions (%)
	2020			2019				2018
	Spain	Mexico	Turkey	Spain	Mexico	The United States	Turkey	Spain	Mexico	The United States	Turkey
Discount rate	0.53%	8.37%	13.00%	0.68%	9.04%	3.24%	12.50%	1.28%	10.45%	4.23%	16.30%
Rate of salary increase	-	4.00%	11.20%	-	4.75%	-	9.70%	-	4.75%	-	14.00%
Rate of pension increase	-	1.94%	9.70%	-	2.47%	-	8.20%	-	2.51%	-	12.50%
Medical cost trend rate	-	7.00%	13.90%	-	7.00%	-	12.40%	-	7.00%	-	16.70%
Mortality tables	PER 2020	EMSSA09	CSO2001	PERM/F 2000P	EMSSA09	RP 2014	CSO2001	PERM/F 2000P	EMSSA09	RP 2014	CSO2001

In Spain, the discount rate shown as of December, 31, 2020, corresponds to the weighted average rate, the actual discount rates used are 0% and 0.75% depending on the type of commitment.

In Mexico, the discount rate shown as of December 31, 2020, corresponds to the weighted average rate, with the discount rates between 6.84% and 8.76% depending on the plan.

Discount rates used to value future benefit cash flows have been determined by reference to high quality corporate bonds (Note 2.2.12) denominated in Euro in the case of Spain and Mexican peso for Mexico, and government bonds denominated in Turkish Lira for Turkey.

The expected return on plan assets has been set in line with the adopted discount rate.

Assumed retirement ages have been set by reference to the earliest age at which employees are entitled to retire, the contractually agreed age in the case of early retirements in Spain or by using retirement rates.

Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

Sensitivity analysis (Millions of Euros)
	Basis points change	2020		2019		2018
		Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate	50	(354)	390	(367)	405	(298)	332
Rate of salary increase	50	4	(4)	3	(3)	3	(3)
Rate of pension increase	50	29	(27)	27	(26)	19	(18)
Medical cost trend rate	50	145	(129)	169	(133)	115	(91)
Change in obligation from each additional year of longevity	-	211	-	137	-	108	-

The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.

In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of December 31, 2020, 2019 and 2018, the actuarial liabilities for the outstanding awards amounted to €50, €61 million and €62 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the accompanying consolidated balance sheet (see Note 24).

25.1.1. Post-employment commitments and similar obligations

These commitments relate mostly to pension payments, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long term disability.

In addition, during the year 2020, Group entities in Spain offered certain employees the option to take retirement or early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 781 employees (616 and 489 during years 2019 and 2018, respectively). These commitments include the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2020, 2019 and 2018, the value of these commitments amounted to €1,247, €1,486 million and €1,793 million, respectively.

The change in the benefit plan obligations and plan assets during the year ended December 31, 2020 was as follows:

Post-employment commitments 2020 (Millions of Euros)
	Spain	Mexico	The United States	Turkey	Rest of the world
Defined benefit obligation
Balance at the beginning	4,592	664	375	444	460
Current service cost	5	5	1	18	3
Interest income or expense	30	50	12	45	7
Contributions by plan participants	-	-	-	4	-
Employer contributions	-	-	-	-	-
Past service costs (1)	224	(1)	-	2	3
Remeasurements:	136	93	31	(4)	12
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	60	-	(3)	-	-
From changes in financial assumptions	79	(19)	34	54	17
Other actuarial gains and losses	(3)	112	-	(59)	(5)
Benefit payments	(703)	(58)	(15)	(15)	(12)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	(371)	-	-
Effect on changes in foreign exchange rates	-	(87)	(32)	(126)	(9)
Conversions to defined contributions	-	-	-	-	-
Other effects	3	-	(1)	-	(1)
Balance at the end	4,288	666	-	367	465
Of which: Vested benefit obligation relating to current employees	4,198
Of which: Vested benefit obligation relating to retired employees	90

Plan assets
Balance at the beginning	266	592	323	359	422
Current service cost	-	-	-	-	-
Interest income or expense	2	44	10	37	6
Contributions by plan participants	-	-	-	4	-
Employer contributions	-	86	-	14	1
Past service costs (1)	-	-	-	-	-
Remeasurements:	41	31	35	(23)	26
Return on plan assets (2)	41	31	35	(23)	26
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gains and losses	-	-	-	-	-
Benefit payments	(60)	(57)	(13)	(8)	(11)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	19	(327)	-	-
Effect on changes in foreign exchange rates	-	(77)	(27)	(100)	(5)
Conversions to defined contributions	-	-	-	-	-
Other effects	-	-	(1)	-	(1)
Balance at the end	249	638	-	282	439

Net liability (asset)
Balance at the beginning	4,326	72	52	86	38
Current service cost	5	5	1	18	3
Interest income or expense	28	6	2	8	1
Contributions by plan participants	-	-	-	-	-
Employer contributions	-	(86)	-	(14)	(1)
Past service costs (1)	224	(1)	-	2	3
Remeasurements:	95	62	(4)	18	(14)
Return on plan assets (2)	(41)	(31)	(35)	23	(26)
From changes in demographic assumptions	60	-	(3)	-	-
From changes in financial assumptions	79	(19)	34	54	17
Other actuarial gains and losses	(3)	112	-	(59)	(5)
Benefit payments	(643)	(1)	(2)	(6)	(1)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	(19)	(44)	-	-
Effect on changes in foreign exchange rates	-	(10)	(5)	(26)	(4)
Conversions to defined contributions	-	-	-	-	-
Other effects	3	-	-	-	-
Balance at the end	4,039	28	-	85	27

(1)        Including gains and losses arising from settlements.

(2)        Excluding interest, which is recorded under "Interest income or expense".

The change in net liabilities (assets) during the years ended 2019 and 2018 was as follows:

Post-employment commitments (Millions of Euros)
	2019: Net liability (asset)					2018: Net liability (asset)
	Spain	Mexico	The United States	Turkey	Rest of the world	Spain	Mexico	The United States	Turkey	Rest of the world
Balance at the beginning	4,547	71	39	83	36	5,122	(18)	51	96	36
Current service cost	4	4	-	20	3	4	5	-	21	4
Interest income or expense	42	9	-	11	3	59	(2)	-	8	2
Contributions by plan participants	-	-	-	-	-	-	-	-	-	1
Employer contributions	-	(47)	(3)	(14)	(1)	-	-	(2)	(13)	(18)
Past service costs (1)	190	15	-	3	2	148	(1)	-	2	2
Remeasurements:	231	9	16	2	(1)	(28)	88	(11)	3	14
Return on plan assets (2)	(67)	(90)	(28)	5	(50)	4	70	17	21	11
From changes in demographic assumptions	-	-	-	(13)	(2)	-	-	(1)	-	15
From changes in financial assumptions	239	87	42	(41)	52	-	(9)	(28)	(45)	(12)
Other actuarial gains and losses	59	12	2	51	(1)	(32)	27	1	29	-
Benefit payments	(702)	(1)	(2)	(11)	(3)	(763)	-	(2)	(11)	(3)
Settlement payments	-	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	7	3	-	-	-	-	2	-	-
Effect on changes in foreign exchange rates	-	5	-	(9)	1	-	(1)	2	(26)	(1)
Conversions to defined contributions	-	-	-	-	-	-	-	-	-	-
Other effects	14	-	(1)	-	-	5	-	(1)	-	-
Balance at the end	4,326	72	52	86	38	4,547	71	39	83	36

(1)        Includes gains and losses from settlements.

(2)        Excludes interest which is reflected in the line item “Interest income and expense”.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.

In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. – a consolidated subsidiary and related party – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other postemployment defined benefit obligations" of the accompanying consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (recorded according to the classification of the corresponding financial instruments). As of December 31, 2020 the value of these separate assets was €2,572 million, (€2,620 and €2,543 million as of December 31, 2019 and 2018, respectively) representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.

On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2020, 2019 and 2018, the value of the aforementioned insurance policies (€249, €266 and €260 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pension benefits are paid by the insurance companies with whom BBVA has insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to assist that benefits can be met when due, enabling both the actuarial and interest rate risk.

In Mexico, there is a defined benefit plan for employees hired prior to 2001. Other employees participate in a defined contribution plan. External funds/trusts have been constituted locally to meet benefit payments as required by local regulation.

In 2008, the Turkish government passed a law to unify the different existing pension systems under a single umbrella Social Security system. Such system provides for the transfer of the various previously established funds.

The financial sector is in this stage at present, maintaining these pension commitments managed by external pension funds (foundations) established for that purpose.

The foundation that maintains the assets and liabilities relating to employees of Garanti BBVA in Turkey, as per the local regulatory requirements, has registered an obligation amounting to €250 million as of December 31, 2020 pending future transfer to the Social Security system.

Furthermore, Garanti BBVA has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

25.1.2. Medical benefit commitments

The change in defined benefit obligations and plan assets during the years 2020, 2019 and 2018 was as follows:

Medical benefits commitments
	2020			2019			2018
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,580	1,532	48	1,114	1,146	(32)	1,204	1,114	91
Current service cost	21	-	21	21	-	21	27	-	27
Interest income or expense	117	120	(3)	119	123	(4)	116	109	8
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	22	(22)	-	-	-	-	71	(71)
Past service costs (1)	(8)	-	(8)	-	-	-	(42)	-	(42)
Remeasurements:	95	66	30	298	224	74	(210)	(164)	(47)
Return on plan assets (2)	-	66	(66)	-	224	(224)	-	(164)	164
From changes in demographic assumptions	-	-	-	-	-	-	-	-	-
From changes in financial assumptions	110	-	110	311	-	311	(182)	-	(182)
Other actuarial gain and losses	(15)	-	(15)	(13)	-	(13)	(28)	-	(28)
Benefit payments	(37)	(37)	-	(39)	(39)	(1)	(34)	(33)	(1)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	(19)	19	-	7	(7)	-	-	-
Effect on changes in foreign exchange rates	(207)	(201)	(6)	68	71	(2)	62	59	3
Other effects	-	-	-	(1)	-	(1)	(9)	(9)	-
Balance at the end	1,562	1,484	77	1,580	1,532	48	1,114	1,146	(32)

(1)         Including gains and losses arising from settlements.

(2)        Excluding interest, which is recorded under "Interest income or expense".

In Mexico, there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by a medical insurance policy. An external trust has been constituted locally to fund the plan, in accordance with local legislation and Group policy.

In Turkey, employees are currently provided with medical benefits through a foundation in collaboration with the Social Security system, although local legislation prescribes the future unification of this and similar systems into the general Social Security system itself.

The valuation of these benefits and their accounting treatment follow the same methodology as that employed in the valuation of pension commitments.

25.1.3. Estimated benefit payments

As of December 31, 2020, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico and Turkey are as follows:

Estimated benefit payments (Millions of Euros)
	2021	2022	2023	2024	2025	2026-2030
Commitments in Spain	556	474	388	313	257	856
Commitments in Mexico	111	110	114	121	129	774
Commitments in Turkey	16	18	16	18	22	180
Total	683	602	518	452	408	1,810

25.1.4. Plan assets

The majority of the Group´s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are not externally funded and covered through internally held provisions, principally those relating to early retirements.

Plan assets are those assets which will be used to directly settle the assumed commitments and which meet the following conditions: they are not part of the Group sponsoring entities assets, they are available only to pay post-employment benefits and they cannot be returned to the Group sponsoring entity.

To manage the assets associated with defined benefit plans, BBVA Group has established investment policies designed according to criteria of prudence and minimizing the financial risks associated with plan assets.

The investment policy consists of investing in a low risk and diversified portfolio of assets with maturities consistent with the term of the benefit obligation and which, together with contributions made to the plan, will be sufficient to meet benefit payments when due, thus mitigating the plans‘ risks.

In those countries where plan assets are held in pension funds or trusts, the investment policy is developed consistently with local regulation. When selecting specific assets, current market conditions, the risk profile of the assets and their future market outlook are all taken into consideration. In all the cases, the selection of assets takes into consideration the term of the benefit obligations as well as short-term liquidity requirements.

The risks associated with these commitments are those which give rise to a deficit in the plan assets. A deficit could arise from factors such as a fall in the market value of plan assets, an increase in long-term interest rates leading to a decrease in the fair value of fixed income securities, or a deterioration of the economy resulting in more write-downs and credit rating downgrades.

The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2020, 2019 and 2018:

Plan assets breakdown (Millions of Euros)
	2020	2019	2018
Cash or cash equivalents	38	56	26
Debt securities (government bonds)	2,707	2,668	2,080
Mutual funds	1	2	2
Insurance contracts	140	142	132
Total	2,887	2,869	2,241
Of which: Bank account in BBVA	4	4	3
Of which: Debt securities issued by BBVA	-	-	-
Of which: Property occupied by BBVA	-	-	-

In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.

The following table provides details of investments in listed securities (Level 1) as of December 31, 2020, 2019 and 2018:

Investments in listed markets
	2020	2019	2018
Cash or cash equivalents	38	56	26
Debt securities (Government bonds)	2,707	2,668	2,080
Mutual funds	1	2	2
Total	2,747	2,727	2,109
Of which: Bank account in BBVA	4	4	3
Of which: Debt securities issued by BBVA	-	-	-
Of which: Property occupied by BBVA	-	-	-

The remainders of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2020, almost all of the assets related to employee commitments corresponded to fixed income securities.

25.2. Defined contribution plans

Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.

Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding year. No liability is therefore recognized in the accompanying consolidated balance sheet (see Note 44.1).

26. Common stock

As of December 31, 2020, 2019 and 2018, BBVA’s common stock amounted to €3,267,264,424.20 divided into 6,667,886,580 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entries. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange  under the ticker “BBVA”.

Additionally, as of December 31, 2020, the shares of Banco BBVA Peru, S.A., BBVA Banco Provincial, S.A., Banco BBVA Colombia, S.A., Banco BBVA Argentina, S.A., and Garanti BBVA A.S., were listed on their respective local stock markets. Banco BBVA Argentina, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and the New York Stock Exchange. Also, the Depositary Receipts (“DR”) of Garanti BBVA, A.S. are listed in the London Stock Exchange. BBVA is also currently included, amongst other indexes, in the IBEX 35® Index, which is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index.

As of December 31, 2020, State Street Bank and Trust Co., The Bank of New York Mellon SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 10.94%, 1.31%, and 8.36% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On May 8, 2020, Norges Bank reported that it had voting power over 3.366% of BBVA’s common stock, of which 3.235% are voting rights attributed to shares, and 0.131%, voting rights through financial instruments.

On January 28, 2021, Blackrock, Inc. reported to the SEC that it beneficially owned 5.8% of BBVA’s common stock.

On February 8, 2021, GQG Partners LLC reported that it directly had voting power over 3.090% of BBVA’s common stock, all are voting rights attributed to shares.

On the other hand, BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. Furthermore, BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

BBVA banking subsidiaries, associates and joint ventures worldwide, are subject to supervision and regulation from a variety of regulatory bodies in relation to, among other aspects, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of such entities to transfer funds in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where such entities are incorporated, dividends may only be paid out through funds legally available for such purpose. Even when the minimum capital requirements are met and funds are legally available, the relevant regulators or other public administrations could discourage or delay the transfer of funds to the Group in the form of cash, dividends, loans or advances for prudential reasons.

Resolutions adopted by the Annual General Meeting

Capital increase

BBVA’s AGM held on March 17, 2017 resolved, under agenda item four, to confer authority on the Board of Directors to increase Bank’s share capital, on one or several occasions, within the legal term of five years of the approval date of the authorization, up to the maximum amount corresponding to 50% of Bank’s share capital at the time on which the resolution was adopted, likewise conferring authority to the Board of Directors to totally or partially exclude shareholders’ pre-emptive subscription rights over any specific issue that may be made under such authority.

However, the power to exclude pre-emptive subscription rights was limited, such that the nominal amount of the capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights in use of the referred authority and those that may be resolved or carried out to cover the conversion of mandatory convertible issues that may also be made with the exclusion of pre-emptive subscription rights in use of the authority to issue convertible securities conferred by the AGM held on March 17, 2017, under agenda item five (without prejudice to the anti-dilution adjustments and this limit not being applicable to contingent convertible issues) shall not exceed the nominal maximum overall amount of 20% of the share capital of BBVA at the time of the authorization.

As of the date of this document, the Bank’s Board of Directors has not exercised the authority conferred by the AGM.

Convertible and/or exchangeable securities:

Note 22.4 introduces the details of the convertible and/or exchangeable securities.

27. Share premium

As of December 31 2020, 2019 and 2018, the balance under this heading in the accompanying consolidated balance sheets was €23,992 million.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26).

28. Retained earnings, revaluation reserves and other reserves

28.1. Breakdown of the balance

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by concepts (Millions of Euros)
	2020	2019	2018
Legal reserve	653	653	653
Restricted reserve	120	124	133
Reserves for regularizations and balance revaluations	-	-	3
Voluntary reserves	8,117	8,331	8,010
Total reserves holding company	8,890	9,108	8,799
Consolidation reserves attributed to the Bank and subsidiary consolidated companies.	21,454	20,161	18,018
Total	30,344	29,269	26,028

28.2. Legal reserve

Under the amended Spanish Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. The transfer must be made until the legal reserve reaches 20% of the common stock.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

28.3. Restricted reserves

As of December 31, 2020, 2019 and 2018, the Bank’s restricted reserves are as follows:

Restricted reserves. Breakdown by concepts (Millions of Euros)
	2020	2019	2018
Restricted reserve for retired capital	88	88	88
Restricted reserve for parent company shares and loans for those shares	30	34	44
Restricted reserve for redenomination of capital in euros	2	2	2
Total	120	124	133

The restricted reserve for retired capital resulted from the reduction of the nominal par value of the BBVA shares made in April 2000.

The second heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the parent company shares.

Finally, pursuant to Law 46/1998 on the Introduction of the Euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the parent company common stock in euros.

28.4. Retained earnings, Revaluation reserves and other reserves by entity

The breakdown, by company or corporate group, under the headings “Retained earnings”, “Revaluation reserves” and “other reserves” in the accompanying consolidated balance sheets is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by company or corporate group (Millions of Euros)
	2020	2019	2018
Retained earnings (losses) and revaluation reserves
Holding Company	15,014	16,623	14,698
BBVA Bancomer Group	12,890	10,645	10,014
Garanti BBVA Group	2,509	1,985	1,415
BBVA Banco Provincial Group	1,731	1,736	1,745
BBVA Argentine Group	1,302	1,148	1,220
BBVA Colombia Group	1,287	1,130	998
Corporación General Financiera S.A.	920	932	1,084
BBVA Peru Group	984	848	756
BBVA Chile Group	619	597	168
BBVA Paraguay	160	130	119
Pecri Inversión S.L.	114	(50)	(74)
Bilbao Vizcaya Holding, S.A.	77	62	49
Compañía de Cartera de Inversiones, S.A.	59	47	108
Gran Jorge Juan, S.A.	42	27	(33)
Banco Industrial de Bilbao, S.A.	(12)	(13)	-
BBVA Seguros, S.A.	(35)	(99)	(127)
BBVA Suiza, S.A.	(47)	(52)	(53)
BBVA Portugal Group	(52)	(59)	(66)
Anida Grupo Inmobiliario	(594)	(587)	363
Sociedades inmobiliarias Unnim	(617)	(594)	(587)
BBVA USA Bancshares Group	(1,078)	(317)	(586)
Anida Operaciones Singulares, S.A.	(5,409)	(5,375)	(5,317)
Other	644	624	172
Subtotal	30,508	29,388	26,066
Other reserves or accumulated losses of investments in joint ventures and associates
ATOM Bank PLC	(91)	(56)	(28)
Metrovacesa, S.A.	(84)	(75)	(61)
Other	11	12	51
Subtotal	(164)	(119)	(38)
Total	30,344	29,269	26,028

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29. Treasury shares

In the years ended December 31, 2020, 2019 and 2018 the Group entities performed the following transactions with shares issued by the Bank:

Treasury shares (Millions of euros)
	2020		2019		2018
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	12,617,189	62	47,257,691	296	13,339,582	96
+ Purchases	234,691,887	807	214,925,699	1,088	279,903,844	1,683
- Sales and other changes	(232,956,244)	(830)	(249,566,201)	(1,298)	(245,985,735)	(1,505)
+/- Derivatives on BBVA shares	-	7	-	(23)	-	23
+/- Other changes	-	-	-	-	-	-
Balance at the end	14,352,832	46	12,617,189	62	47,257,691	296
Of which:
Held by BBVA, S.A.	592,832	9	-	-	-	-
Held by Corporación General Financiera, S.A.	13,760,000	37	12,617,189	62	47,257,691	296
Held by other subsidiaries	-	-	-	-	-	-
Average purchase price in Euros	3.44	-	5.06	-	6.11	-
Average selling price in Euros	3.63	-	5.20	-	6.25	-
Net gains or losses on transactions (Shareholders' funds-Reserves)		-		13		(24)

The percentages of treasury shares held by the Group in the years ended December 31, 2020, 2019 and 2018 are as follows:

Treasury Stock
	2020			2019			2018
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury stock	0.008%	0.464%	0.215%	0.138%	0.746%	0.213%	0.200%	0.850%	0.709%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2020, 2019 and 2018 is as follows:

Shares of BBVA accepted in pledge
	2020	2019	2018
Number of shares in pledge	39,407,590	43,018,382	61,632,832
Nominal value	0.49	0.49	0.49
% of share capital	0.59%	0.65%	0.92%

The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2020, 2019 and 2018 is as follows:

Shares of BBVA owned by third parties but managed by the Group
	2020	2019	2018
Number of shares owned by third parties	18,266,509	23,807,398	25,306,229
Nominal value	0.49	0.49	0.49
% of share capital	0.27%	0.36%	0.38%

30. Accumulated other comprehensive income (loss)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Accumulated other comprehensive income (loss) (Millions of Euros)
	Notes	2020	2019	2018
Items that will not be reclassified to profit or loss		(2,815)	(1,875)	(1,284)
Actuarial gains (losses) on defined benefit pension plans		(1,474)	(1,498)	(1,245)
Non-current assets and disposal groups classified as held for sale		(65)	3	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	13.4	(1,256)	(404)	(155)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(21)	24	116
Items that may be reclassified to profit or loss		(11,541)	(8,351)	(8,939)
Hedge of net investments in foreign operations (effective portion)		(62)	(896)	(218)
Of which: US Dollar		-	(432)	(432)
Of which: Mexican peso		(362)	(588)	(78)
Of which: Turkish lira		317	163	322
Of which: other exchanges		(18)	(38)	(29)
Foreign currency translation		(14,185)	(9,147)	(9,630)
Of which: US Dollar		(16)	1,565	1,326
Of which: Mexican peso		(5,220)	(3,557)	(4,205)
Of which: Turkish lira		(4,960)	(3,750)	(3,326)
Of which: Argentine peso		(1,247)	(1,124)	(1,118)
Of which: Venezuelan Bolívar		(1,860)	(1,854)	(1,862)
Of which: other exchanges		(882)	(427)	(445)
Hedging derivatives. Cash flow hedges (effective portion)		10	(44)	(6)
Fair value changes of debt instruments measured at fair value through other comprehensive income	13.4	2,069	1,760	943
Hedging instruments (non-designated items)		-	-	-
Non-current assets and disposal groups classified as held for sale (*)		644	(18)	1
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(17)	(5)	(29)
Total		(14,356)	(10,226)	(10,223)

(*)  The variation for the year 2020 corresponds, mainly, to the BBVA USA sale agreement (see Notes 21).

The balances recognized under these headings are presented net of tax.

The main changes in 2020 are explained as a result of the depreciation of the main currencies of the geographies where the Group operates against the euro. The main depreciations against the euro have been: US dollar (-8.5%), Mexican peso (-13.1%), Turkish lira (-26.7%), Peruvian sol (-16.3%), Colombian peso (-12.6%) and Argentine peso (-34.8%).

31. Non-controlling interest

The table below is a breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of total equity in the accompanying consolidated balance sheets is as follows:

Non-controlling interests: breakdown by subgroups (Millions of Euros)
	2020	2019	2018
Garanti BBVA	3,692	4,240	4,058
BBVA Peru	1,171	1,334	1,167
BBVA Argentina	416	422	352
BBVA Colombia	70	76	67
BBVA Venezuela	65	71	67
Other entities	56	57	53
Total	5,471	6,201	5,764

These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interests)” in the accompanying consolidated income statements:

Profit attributable to non-controlling interests (Millions of Euros)
	2020	2019	2018
Garanti BBVA	579	524	585
BBVA Peru	126	236	227
BBVA Argentina	38	60	(18)
BBVA Colombia	6	11	9
BBVA Venezuela	2	(1)	(5)
Other entities	5	4	30
Total	756	833	827

Dividends distributed to non-controlling interest of the Group during the year 2020 are:

BBVA Banco Continental Group €79 million, BBVA Garanti Group €31 million, BBVA Colombia Group €4 million, and other Group entities accounted for € 4 million.

32. Capital base and capital management

32.1. Capital base

As of December 31, 2020, 2019 and 2018, own funds is calculated in accordance to the applicable regulation of each year on minimum capital requirements for Spanish credit institutions –both as individual entities and as consolidated group– that establish how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

With respect to the capital requirement the ECB, in its announcement on March 12, 2020, in reaction to COVID-19, has allowed the banks to use additional Tier 1 or Tier 2 capital instruments to meet partially the Pillar II (P2R) requirements for 2021, which is known as "Pillar 2 tiering." This measure has been reinforced by the relaxation of the Countercyclical Capital Buffer (CCyB) announced by various national macroprudential authorities and by other complementary measures published by the ECB. All of this has resulted in a reduction of 66 basis points in the CET1 requirement for BBVA, with that requirement standing at 8.59% and the requirement in terms of total capital at 12.75%, both requirements at consolidated level. The reduction in the requirement at the total ratio level is only around 2 basis points, as a result of the lower applicable countercyclical buffer.

From 2021 onwards, the BBVA Group has set the objective of maintaining a CET1 ratio at a consolidated level of between 11.5% -12.0%, increasing the target distance to the minimum requirement (currently at 8.59%) at 291-341 basis points. At closing of the financial year 2020, the CET1 ratio is within this target management range.

A reconciliation of the main figures between the accounting and regulatory own funds as of December 31, 2020, 2019 and 2018 is shown below:

Eligible capital resources (Millions of Euros)
	Notes	2020	2019	2018
Capital	26	3,267	3,267	3,267
Share premium	27	23,992	23,992	23,992
Retained earnings, revaluation reserves and other reserves	28	30,344	29,269	26,029
Other equity instruments, net		42	56	50
Treasury shares	29	(46)	(62)	(296)
Profit (loss) attributable to the parent company	6	1,305	3,512	5,400
Interim dividend		-	(1,084)	(1,109)
Total equity		58,904	58,950	57,333
Accumulated other comprehensive income (loss)	30	(14,356)	(10,226)	(10,223)
Non-controlling interest	31	5,472	6,201	5,764
Shareholders' equity		50,020	54,925	52,874
Goodwill and other intangible assets		(3,455)	(6,803)	(8,199)
Indirect and synthetic treasury shares		(320)	(422)	(135)
Deductions		(3,775)	(7,225)	(8,334)
Differences from solvency and accounting perimeter		(186)	(215)	(176)
Equity not eligible at solvency level		(186)	(215)	(176)
Other adjustments and deductions (1)		(3,128)	(3,832)	(4,049)
Common Equity Tier 1 (CET 1)		42,931	43,653	40,313
Additional Tier 1 before Regulatory Adjustments		6,666	6,048	5,634
Total Regulatory Adjustments to Additional Tier 1		-	-	-
Tier 1		49,597	49,701	45,947
Tier 2		8,548	8,304	8,756
Total Capital (Total Capital=Tier 1 + Tier 2)		58,145	58,005	54,703

Total Minimum equity required		45,042	46,540	41,576

 (1) Other adjustments and deductions includes the amount of minority interest not eligible as capital, amount of dividends not distributed and other deductions and filters set by the CRR.  In addition it includes other remuneration to shareholders (see Note 4)

The Group’s own funds in accordance with the aforementioned applicable regulation as of December 31, 2020, 2019 and 2018 are shown below:

Amount of capital CC1 (Millions of Euros)

	2020	2019 (*)	2018 (*)
Capital and share premium	27,259	27,259	27,259
Retained earnings and equity instruments	29,974	29,127	25,896
Other accumulated income and other reserves	(14,023)	(10,133)	(10,130)
Minority interests	3,656	4,404	3,809
Net interim attributable profit	860	1,316	3,188
Common Equity Tier I (CET1) before other regulatory adjustments	47,726	51,974	50,022
Goodwill and intangible assets	(3,455)	(6,803)	(8,199)
Direct and indirect holdings in own Common Equity Tier I instruments	(366)	(484)	(432)
Deferred tax assets	(1,478)	(1,420)	(1,463)
Other deductions and filters (**)	504	386	386
Total common equity Tier 1 regulatory adjustments	(4,795)	(8,321)	(9,709)
Common equity TIER 1 (CET1)	42,931	43,653	40,313
Capital instruments and share premium accounts classified as liabilities and qualifying as Additional Tier I	6,130	5,400	5,005
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	536	648	629
Additional Tier 1 (CET 1) before regulatory adjustments	6,666	6,048	5,634
Transitional CET 1 adjustments	-	-	-
Total regulatory adjustments to additional Tier 1	-	-	-
Additional Tier 1 (AT1)	6,666	6,048	5,634
Tier 1 (Common equity TIER 1+ additional TIER 1)	49,597	49,701	45,947
Capital instruments and share premium accounted as Tier 2	4,540	3,242	3,768
Qualifying Tier 2 capital included in consolidated T2 capital issued by subsidiaries and held by third parties	3,410	4,512	4,409
Credit risk adjustments	604	631	579
Tier 2 before regulatory adjustments	8,554	8,385	8,756
Tier 2 regulatory adjustments	(6)	(82)	-
Tier 2	8,548	8,304	8,756
Total capital (Total capital=Tier 1 + Tier 2)	58,145	58,005	54,703
Total RWA's	353,273	364,448	348,264
CET 1 (phased-in)	12.2%	12.0%	11.6%
Tier 1 (phased-in)	14.0%	13.6%	13.2%
Total capital (phased-in)	16.5%	15.9%	15.7%

(*) According to EBA Standards published in June 2020 (EBA / ITS / 2020/04), the table has been adapted according to the format established by the EBA in those rows that are applicable to the date of the report, between which is the transitory impact by IFRS 9 in CET1, which has been reclassified from the row "Common Equity Tier 1 before regulatory adjustments" as a regulatory adjustment of Common Equity Tier 1 capital, within the row "Other deductions and filters ".

(**) Additionally, it includes other shareholder remuneration (see Note 4).

As of December 2020 Common Equity Tier 1 (CET1) phased-in ratio stood at 12.15% which represented and in increase of +17 basis points with respect to 2019. In terms of CET1 fully loaded, the consolidated ratio stood at 11.73% (which represents a reduction of 1 basis point compared to 2019). The difference is mainly explained by the effect of the transitory adjustments for the treatment in the solvency ratios of the impacts of IFRS 9 and subsequent modifications in response to the COVID-19 pandemic.

This evolution had been affected by the positive BBVA´s organic profit generation which has it made possible to cover the growth of risk weighted assets (RWA) and the relative stabilization of the financial markets during the second half of the year, largely motivated by the measures to stimulate the economy and the announced guaranteed programs by the different national and supranational authorities and the approval by the Parliament and the European Council of regulation 2020/873 (known as CRR quick fix).

Regarding the shareholder remuneration proposal in relation to the Group's 2020 result, explained in Note 4, this amount has been anticipated as a prudential buffer in the Group's capital ratios, with an impact of 11 basis points.

Phased-in additional Tier 1 capital (AT1) stood at 1, 89% at the end of December 2020, an improvement of +23 basis points compared to the previous year. In this respect, in July 2020, the first green CoCo from a financial institution worldwide was issued for an amount of €1,000 million, with a coupon of 6% and an option for early amortization in five and a half years. Moreover, a CoCo of €1,500 million (coupon of 6.75%) was amortized in February, on the first date of the early amortization option; in January 2021, the early amortization options were implemented for two preferential issuances, issued by BBVA International Preferred and Caixa Sabadell Preferents for 31 million pounds sterling and €90m respectively; and finally, for a third preferential issuance issued by Caixa Terrassa Societat de Participacions Preferents, the bondholders' meeting has approved its early amortization on January 29, 2021 (versus the amortization option date of August 10, 2021). As of December 31, 2020, these issuances do not form part of the Group's capital adequacy ratios.

The phased-in Tier 2 ratio stood at 2.42%, an increase of +14 basis points over the previous years. Two Tier 2 issuances were issued in 2020: an issuance of €1,000 million in January, with a maturity of 10 years and an amortization option from the fifth year, with a coupon of 1%; and another issuance of 300 million pounds sterling in July, with a maturity of 11 years and with an early amortization option from the sixth year, with a coupon of 3.104%.

Regarding the MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA has continued its issuance plan during 2020 by closing two public issuances of non-preferred senior debt, one in January 2020 for €1,250m with a maturity of seven years and a coupon of 0.5%, and another in February 2020 for CHF 160m with a maturity of six and a half years and a coupon of 0.125%. In May 2020, the first issuance of a COVID-19 social bond by a private financial institution in Europe was completed. This is a five-year senior preferred bond, for €1,000 million and a coupon of 0.75%. Finally, in order to optimize the MREL requirement, in September BBVA issued preferred senior debt of USD 2,000 million in two tranches, with maturities of three and five years, for USD 1,200 million and USD 800 million and coupons of 0.875% and 1.125% respectively.

The Group estimates that, following the entry into force of Regulation (EU) No. 2019/877 of the European Parliament and of the Council of May 20 (which, among other matters, establishes the MREL in terms of RWAs and new periods for said requirement's transition and implementation), the current structure of shareholders’ funds and admissible liabilities enables compliance with the MREL.

32.2. Leverage ratio

The leverage ratio (LR) is a regulatory measure complementing capital designed to enable the soundness and financial strength of institutions in terms of indebtedness. This measurement can be used to estimate the percentage of the assets and off-balance sheet arrangements financed with Tier 1 capital, being the carrying amount of the assets used in this ratio adjusted to reflect the bank’s current or potential leverage of a given balance-sheet position (Leverage ratio exposure).

Breakdown of leverage ratio as of December 31, 2020, 2019 and 2018, calculated according to CCR, is as follows:

Leverage ratio
	2020	2019	2018
Tier 1 (millions of euros) (a)	49,597	49,701	45,947
Exposure (millions of euros) (b)	741,095	731,087	705,299
Leverage ratio (a)/(b) (percentage)	6.69%	6.80%	6.51%

32.3. Capital management

The aim of capital management within BBVA and the Group is to assist that both BBVA and the Group have the necessary capital at any given time to develop the corporate strategy reflected in the Strategic Plan, in line with the risk profile set out in the Group Risk Appetite Framework (RAF).

In this regard, BBVA's capital management is also part of the most relevant forward-looking strategic decisions in the Group's management and monitoring, which include the Annual Budget and the Liquidity and Funding Plan, with which it is coordinated — all with the aim of achieving the Group's overall strategy.

Capital must be allocated optimally in order to meet the need to preserve the solvency of BBVA and the Group at all times. Together with the Group's solvency risk profile included in the RAF, this optimal allocation serves as a guide for the Group's capital management and means a continuous need for a solid capital position that makes it possible to:

•           Anticipate ordinary and extraordinary consumption that may occur, even under stress;

•           Promote the development of the Group's business and align it with capital and profitability objectives by allocating resources appropriately and efficiently;

•           (Cover all risks—including potential risks—to which it is exposed¬;

•           Comply with regulatory and internal management requirements at all times; and

•           Remunerate BBVA shareholders in accordance with the Shareholder Remuneration Policy in force at any given time.

The areas involved in capital management in the Group shall follow and respect the following principles in their respective areas of responsibility:

•           Supporting that capital management is integrated and consistent with the Group's Strategic Plan, RAF, Annual Budget and other strategic-prospective processes, to help achieve the Group's long-term sustainability.

•           Taking into account both the applicable regulatory and supervisory requirements and the risks to which the Group is—or may be—exposed when conducting its business (economic vision), when establishing a target capital level, all while adopting a forward-looking vision that takes adverse scenarios into consideration.

•           Carrying out efficient capital allocation that promotes good business development, supporting that expectations for the evolution of activity meet the strategic objectives of the Group and anticipating the ordinary and extraordinary consumption that may occur.

•           Enabling compliance with the solvency levels, including the minimum requirement for own funds and eligible liabilities (MREL), required at any given time.

•           Compensating BBVA shareholders in an adequate and sustainable manner.

•           Optimizing the cost of all instruments used for the purpose of meeting the target capital level at any given time

To achieve the aforementioned principles, capital management will be based on the following essential elements:

•           An adequate governance and management scheme, both at the corporate body level and at the executive level.

•           Planning, managing and monitoring capital properly, using the measurement systems, tools, structures, resources and quality data necessary to do so.

•           A set of metrics, which is duly updated, to facilitate the tracking of the capital situation and to identify any relevant deviations from the target capital level.

•           A transparent, correct, consistent and timely communication and dissemination of capital information outside the Group.

•           An internal regulatory body, which is duly updated, including the regulations and procedures that, support adequate capital management.

33. Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	2020	2019	2018
Loan commitments given	7.2.2	132,584	130,923	118,959
Of which: defaulted		265	270	247
Central banks		-	-	-
General governments		2,919	3,117	2,318
Credit institutions		11,426	11,742	9,635
Other financial corporations		5,862	4,578	5,664
Non-financial corporations		71,011	65,475	58,405
Households		41,366	46,011	42,936
Financial guarantees given	7.2.2	10,665	10,984	16,454
Of which: defaulted (*)		290	224	332
Central banks		1	-	2
General governments		132	125	159
Credit institutions		339	995	1,274
Other financial corporations		587	583	730
Non-financial corporations		9,376	8,986	13,970
Households		231	295	319
Other commitments given	7.2.2	36,190	39,209	35,098
Of which: defaulted (*)		477	506	408
Central banks		124	1	1
General governments		199	521	248
Credit institutions		5,285	5,952	5,875
Other financial corporations		2,902	2,902	2,990
Non-financial corporations		27,496	29,682	25,723
Households		182	151	261
Total	7.2.2	179,440	181,116	170,511

(*) Non-performing financial guarantees given amounted to €767, €731 and €740 million, respectively, as of December 31, 2020, 2019 and 2018.

As of December 31, 2020, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €280 million, €182 million and 266€ million, respectively (see Note 24).

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered to be the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the years 2020, 2019 and 2018, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

34. Other contingent assets and liabilities

As of December 2020, 2019 and 2018 there were no material contingent assets or liabilities other than those disclosed in the accompanying Notes to the consolidated financial statements.

35. Purchase and sale commitments and future payment obligations

The purchase and sale commitments of the BBVA Group are disclosed in Notes 10, 14 and 22.

Future payment obligations mainly correspond to leases payable derived from operating lease contracts, as detailed in Note 22.5, and estimated employee benefit payments, as detailed in Note 25.1.3.

36. Transactions on behalf of third parties

As of December 31, 2020, 2019 and 2018 the details of the relevant transactions on behalf of third parties are as follows:

Transactions on behalf of third parties. Breakdown by concepts (Millions of Euros)
	2020	2019	2018
Financial instruments entrusted to BBVA by third parties	357,022	693,497	689,157
Conditional bills and other securities received for collection	10,459	13,133	13,484
Securities lending	5,285	7,129	4,866
Total	372,766	713,759	707,508

37. Net interest income

37.1. Interest and other income

The breakdown of the interest and other income recognized in the accompanying consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	2020	2019	2018
Financial assets held for trading	1,189	2,037	2,055
Financial assets designated at fair value through profit or loss	8	5	4
Financial assets at fair value through other comprehensive income	1,392	1,629	1,620
Financial assets at amortized cost	18,357	22,741	22,029
Insurance activity	1,021	1,079	1,141
Adjustments of income as a result of hedging transactions	(112)	(72)	(162)
Other income (*)	534	343	268
Total	22,389	27,762	26,954

(*) Includes accrued interest following TLTRO III transactions in 2020 and 2019 (see Note 22).

The amounts recognized in consolidated equity in connection with hedging derivatives for the years ended December 31, 2020, 2019 and 2018 and the amounts derecognized from the consolidated equity and taken to the consolidated income statements during those years are included in the accompanying “Consolidated statements of recognized income and expenses”.

37.2. Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	2020	2019	2018
Financial liabilities held for trading	742	1,229	1,210
Financial liabilities designated at fair value through profit or loss	61	6	41
Financial liabilities at amortized cost	6,346	9,953	9,757
Adjustments of expense as a result of hedging transactions	(413)	(250)	(351)
Insurance activity	721	753	832
Cost attributable to pension funds	57	85	71
Other expense	284	196	108
Total	7,797	11,972	11,669

38. Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

Dividend income (Millions of Euros)
	2020	2019	2018
Non-trading financial assets mandatorily at fair value through profit or loss	15	26	19
Financial assets at fair value through other comprehensive income	122	126	126
Total	137	153	145

39. Share of profit or loss of entities accounted for using the equity method

Results from “Share of profit or loss of entities accounted for using the equity method” resulted in a negative impact of €39 million as of December 31, 2020, compared with the negative impact of €42 and the negative impact of €7 million recorded as of December 31, 2019 and 2018, respectively.

40. Fee and commission income and expense

The breakdown of the balance under these headings in the accompanying consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	2020	2019	2018
Bills receivables	27	39	39
Demand accounts	322	301	249
Credit and debit cards and ATMs	2,089	2,862	2,690
Checks	136	198	188
Transfers and other payment orders	555	623	595
Insurance product commissions	159	158	169
Loan commitments given	185	187	183
Other commitments and financial guarantees given	349	377	374
Asset management	1,100	1,026	986
Securities fees	367	294	301
Custody securities	135	123	123
Other fees and commissions	556	599	564
Total	5,980	6,786	6,462

The breakdown of fee and commission expense under these heading in the accompanying consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	2020	2019	2018
Demand accounts	5	6	11
Credit and debit cards	1,130	1,566	1,403
Transfers and other payment orders	97	81	36
Commissions for selling insurance	54	54	48
Custody securities	52	30	29
Other fees and commissions	519	548	531
Total	1,857	2,284	2,059

41. Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statement is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net. Breakdown by heading (Millions of Euros)
	2020	2019	2018
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	139	186	191
Financial assets at amortized cost	106	44	37
Other financial assets and liabilities	33	141	155
Gains (losses) on financial assets and liabilities held for trading, net	777	419	640
Reclassification of financial assets from fair value through other comprehensive income	-	-	-
Reclassification of financial assets from amortized cost	-	-	-
Other gains (losses)	777	419	640
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	208	143	96
Reclassification of financial assets from fair value through other comprehensive income	-	-	-
Reclassification of financial assets from amortized cost	-	-	-
Other gains (losses)	208	143	96
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	56	(98)	139
Gains (losses) from hedge accounting, net	7	55	69
Subtotal gains (losses) on financial assets and liabilities	1,187	705	1,136
Exchange differences, net	359	581	13
Total	1,546	1,286	1,148

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities. Breakdown by nature of the financial instrument (Millions of Euros)
	2020	2019	2018
Debt instruments	848	945	354
Equity instruments	(28)	1,336	(253)
Trading derivatives and hedge accounting	277	(1,133)	858
Loans and advances to customers	128	78	(190)
Customer deposits	(79)	(26)	239
Other	42	(497)	127
Total	1,187	705	1,136

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

Derivatives - Hedge accounting (Millions of Euros)
	2020	2019	2018
Derivatives	-	-	-
Interest rate agreements	269	(85)	61
Securities agreements	(36)	(1,072)	298
Commodity agreements	1	5	(2)
Credit derivative agreements	(89)	74	(109)
Foreign-exchange agreements	88	(75)	565
Other agreements	37	(35)	(24)
Subtotal	270	(1,187)	790
Hedging derivatives ineffectiveness	-	-	-
Fair value hedges	5	55	68
Hedging derivative	(151)	(36)	(135)
Hedged item	156	91	203
Cash flow hedges	2	-	1
Subtotal	7	55	69
Total	277	(1,133)	858

In addition, in the years ended December 31, 2020, 2019 and 2018, under the heading “Exchange differences, net" in the accompanying consolidated income statements negative amounts of €57 million, €225 million and €113 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42. Other operating income and expense

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

Other operating income (Millions of Euros)
	2020	2019	2018
Gains from sales of non-financial services	244	258	458
Hyperinflation adjustment (*)	94	146	120
Other operating income	154	235	351
Total	492	639	929

(*) See Note 2.2.19.

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	2020	2019	2018
Change in inventories	124	107	292
Contributions to guaranteed banks deposits funds	800	746	670
Hyperinflation adjustment (*)	348	538	494
Other operating expense	390	551	565
Total	1,662	1,943	2,021

(*) See Note 2.2.19.

43. Income and expense from insurance and reinsurance contracts

The detail of the headings “Income and expense from insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	2020	2019	2018
Income from insurance and reinsurance contracts	2,497	2,890	2,949
Expense from insurance and reinsurance contracts	(1,520)	(1,751)	(1,894)
Total	977	1,138	1,055

The table below shows the contribution of each insurance product to the Group´s income for the years ended December 31, 2020, 2019 and 2018:

Income by type of insurance product (Millions of Euros)
	2020	2019	2018
Life insurance	497	631	682
Individual	439	477	486
Savings	92	116	56
Risk	346	361	430
Group insurance	59	154	196
Savings	5	26	39
Risk	54	127	157
Non-Life insurance	480	508	373
Home insurance	91	90	110
Other non-life insurance products	389	418	263
Total	977	1,138	1,055

44. Administration costs

44.1. Personnel expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	2020	2019	2018
Wages and salaries		3,610	4,103	4,031
Social security costs		671	725	670
Defined contribution plan expense	25	72	95	72
Defined benefit plan expense	25	49	49	58
Other personnel expense		293	379	373
Total		4,695	5,351	5,205

44.1.1. Share-based employee remuneration

The amounts recognized under the heading “Administration costs - Personnel expense - Other personnel expense” in the consolidated income statements for the year ended December 31, 2020, 2019 and 2018, corresponding to the remuneration plans based on equity instruments in each year, amounted to €16 million, €31 million and €29 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group's remuneration plans based on equity instruments are described below.

System of Variable Remuneration in Shares

BBVA has a specific remuneration system applicable to those employees whose professional activities may have a material impact on the risk profile of the Group (hereinafter “Identified Staff”), designed within the framework of applicable regulations to credit institutions and considering best practices and recommendations at the local and international levels in this matter.

In 2020, this remuneration scheme is reflected in the following remuneration policies:

•           BBVA Group Remuneration Policy, approved by the Board of Directors on November 29, 2017, that applies in general to all employees of BBVA and of its subsidiaries that form part of the consolidated group. This policy includes in a specific chapter the remuneration system applicable to the members of BBVA Group Identified Staff, including Senior Management.

•           BBVA Directors’ Remuneration Policy, approved by the Board of Directors and by the General Shareholders’ Meeting held on March 15, 2019, that it’s applicable to BBVA Directors. The remuneration system for executive directors corresponds, generally, with the applicable system to the Identified Staff, to which they belong, incorporating some particularities of their own, derived from their condition of directors.

The Annual Variable Remuneration for the Identified Staff members is subject to specific rules for settlement and payment established in their corresponding remuneration policies, specifically:

•           Variable remuneration for Identified Staff members for each financial year will be subject to ex ante adjustments, so that it shall be reduced at the time of the performance assessment in the event of negative performance of the Group’s results or other parameters such as the level of achievement of budgeted targets, and it shall not accrue or it will accrue in a reduced amount, should certain level of profits and capital ratios not be achieved.

•           60% of the Annual Variable Remuneration will be paid, if conditions are met, in the year following that to which it corresponds (the “Upfront Portion”). For executive directors, members of the Senior Management and Identified Staff members with particularly high variable remuneration, the Upfront Portion will be 40% of the Annual Variable Remuneration. The remaining portion will be deferred in time (hereinafter, the “Deferred Component”) for a 5 year-period for executive directors and members of the Senior Management, and 3 years for the remaining Identified Staff.

•           50% of the Annual Variable Remuneration, both the Upfront Portion and the Deferred Component, shall be established in BBVA shares. As regards executive directors and Senior Management, 60% of the Deferred Component shall be established in shares.

•           Shares received as Annual Variable Remuneration shall be withheld for a one-year period after delivery, except for the transfer of those shares required to honor the payment taxes.

•           The Deferred Component of the Annual Variable Remuneration may be reduced in its entirety, but never increased, based on the result of multi-year performance indicators aligned with the Group’s core risk management and control metrics related to the solvency, capital, liquidity, profitability or to the share performance and the recurring results of the Group.

•           Resulting cash portions of the Deferred Component of Annual Variable Remuneration and subject to the multi-year performance indicators, finally delivered, shall be updated following the Consumer Price Index (CPI), measured as the year-on-year change prices, as agreed by the Board of Directors.

•           The entire Annual Variable Remuneration shall be subject to malus  and clawback  arrangements during the whole deferral and withholding period, both linked to a downturn in the financial performance of the Bank as a whole, of a specific unit or area, or of exposure generated by an Identified Staff member, when such a downturn in financial performance arises from any of the circumstances expressly named in the remuneration policies.

•           No personal hedging strategies or insurances shall be used in connection with remuneration or liability that may undermine the effects of alignment with sound risk management.

•           The variable component of the remuneration for a financial year shall be limited to a maximum amount of 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase this percentage up to a maximum of 200%.

In this regard, the General Meeting held on March, 13, 2020 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, in the terms indicated in the report issued for this purpose by the Board of Directors dated February 10, 2020.

According to the settlement and payment scheme indicated, during 2020, a total amount of 5,754,101 BBVA shares corresponding to the Upfront Portion of 2019 Annual Variable Remuneration has been delivered to the Identified Staff.

Additionally, according to the Remuneration Policy applicable in 2016, during 2020 a total amount of 4,220,900 BBVA shares corresponding to the Deferred Component of 2016 Variable Remuneration has been delivered to the Identifies Staff. This amount has been subject to a downward adjustment due to multi-year performance indicators evaluation.

Likewise, the aforesaid policy established that the deferred amounts in shares of the Annual Variable Remuneration finally vested, subject to multi-year performance indicators, will be updated in cash, based on the terms established by the Board of Directors. In this regard, during 2020 a total amount of 3,085,476 euros has been delivered to the Identified Staff as updates of the corresponding shares of the Deferred Component of 2016 Annual Variable Remuneration.

Detailed information on the delivery of shares to executive directors and Senior Management is included in Note 54.

Lastly, in line with specific regulation applicable in Portugal and Brazil, BBVA IFIC and BBVA Brazil Banco de Investimento have identified respectively the staff in these countries whose Annual Variable Remuneration should be subject to a specific settlement and payment scheme, more specifically:

•           A percentage of the Annual Variable Remuneration is subject to a three years deferral that shall be paid yearly over the mentioned period.

•           50% of the Annual Variable Remuneration, both the Upfront Portion and Deferred Component, shall be established in BBVA Shares.

•           In BBVA IFIC, resulting cash portions of the Deferred Component of Annual Variable Remuneration and subject to multi-year performance indicators, finally delivered, shall be updated following the Consumer Price Index (CPI) measured as year-on-year price variation.

•           In BBVA Brasil Banco de Investimento, both the cash amounts and share amounts of the Deferred Component may be subject to update adjustments in cash.

According to this remuneration scheme, during financial year 2020 a total of 18,879 BBVA shares corresponding to the Upfront Portion of 2019 Annual Variable Remuneration have been delivered to this staff in Portugal and Brazil.

Additionally, during 2020 there have been delivered to this staff in Portugal and Brazil a total of 5,083 BBVA shares corresponding to the first third of the Deferred Component of 2018 Annual Variable Remuneration, as well as 1,323 euros as adjustments for updates. A total of 9,558 BBVA shares corresponding to the second third of the Deferred Component of 2017 Annual Variable Remuneration and 4,873 euros as adjustments for updates; and a total of 12,142 BBVA shares corresponding to the last third of the Deferred Component of 2016 Annual Variable Remuneration and 8,873 euros as adjustments for updates.

44.2. Other administrative expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Other administrative expense (Millions of Euros)
	2020	2019	2018
Technology and systems	1,088	1,060	1,000
Communications	172	181	193
Advertising	186	250	265
Property, fixtures and materials	404	477	865
Taxes other than income tax	344	378	395
Surveillance and cash courier services	161	188	177
Other expense	749	885	921
Total	3,105	3,418	3,816

45. Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements for the years ended December 2020, 2019 and 2018 is as follows:

Depreciation and amortization (Millions of Euros)
	Notes	2020	2019	2018
Tangible assets	17	781	876	533
For own use		453	523	529
Right-of-use assets		324	349
Investment properties and other		3	3	5
Intangible assets	18.2	507	510	500
Total		1,288	1,386	1,034

46. Provisions or reversal of provisions

For the years ended December 31, 2020, 2019 and 2018, the net provisions recognized in this income statement line item were as follows:

Provisions or reversal of provisions (Millions of Euros)
	Notes	2020	2019	2018
Pensions and other post employment defined benefit obligations	25	210	213	125
Commitments and guarantees given (*)		192	96	(27)
Pending legal issues and tax litigation		208	171	135
Other provisions		136	133	162
Total		746	614	395

(*)       In 2020, the amount of commitments and guarantees given includes the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic (see Notes 1.5 and 7.2).

47. Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification by the nature of those assets in the accompanying consolidated income statements is as follows:

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	Notes	2020	2019 (*)	2018 (*)
Financial assets at fair value through other comprehensive income - Debt securities		19	82	1
Financial assets at amortized cost (*)		5,160	3,470	3,680
Of which: recovery of written-off assets	7.2.5	(339)	(919)	(589)
Total		5,179	3,552	3,681

 (*)        In 2020, the amount includes the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic (see Notes 1.5 and 7.2).

48. Impairment or reversal of impairment of investments in joint ventures and associates

The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" resulted in a loss of 190 and 46 million euros for the years ended December 31, 2020 and 2019. There was no impairment recorded for the year ended December 31, 2018 (see Note 16.3).

49. Impairment or reversal of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	Notes	2020	2019	2018
Tangible assets	17	125	94	4
Intangible assets		19	12	83
Others		9	23	50
Total		153	128	137

50. Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	Notes	2020	2019	2018
Gains on sale of real estate		116	86	126
Impairment of non-current assets held for sale	21	(103)	(72)	(206)
Gains (losses) on sale of investments classified as non-current assets held for sale (*)		431	10	894
Gains on sale of equity instruments classified as non-current assets held for sale		-	-	-
Total		444	23	815

(*)        The variation in year 2020 is mainly due to the transfer of half plus one share in BBVA Allianz Seguros y Reaseguros, S.A. (see Note 3). The variation in year 2018 is mainly due to the sale of the BBVA stake in BBVA Chile (see Note 3).

51. Consolidated statements of cash flows

The mapping of the heading cash and equivalents in the consolidated statement of cash flows has been modified, and this modification is not relevant to the consolidated condensed interim financial statements as a whole. In order for the information to be comparable, the information for the 2019 and 2018 financial years has been restated.

The variation between 2020, 2019 and 2018 of the financial liabilities from financing activities is the following:

Liabilities from financing activities. December 2020 (Millions of Euros)
	December 31, 2019	Cash flows	Non-cash changes					December 31, 2020
			Acquisition	Disposal	Disposals by companies held for sale (**)	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	63,963	3,003	-	-	(3,160)	(2,026)	-	61,780
Of which: Issuances of subordinated liabilities (*)	17,675	(8)	-	-	-	(419)	-	17,248

(*)       Additionally, there are €12 million of issuances of subordinated liabilities as of December 2020 (see Note 22 and Appendix VI). The subordinated issuances of BBVA Paraguay and of the BBVA USA sale perimeter as of December 31, 2020 are recorded in the heading "Liabilities included in disposal groups classified as held for sale" of the consolidated balance which amount to €37 and €735 million, respectively.

(**)        The amount is mainly due to the sale of the stake in BBVA USA (see Note 3).

Liabilities from financing activities. December 2019 (Millions of Euros)
	December 31, 2018	Cash flows	Non-cash changes				December 31, 2019
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	61,112	2,643	-	-	209	-	63,963
Of which: Issuances of subordinated liabilities (*)	17,635	(190)	-	-	229	-	17,675

(*)        Additionally, there are €384 million of issuances of subordinated liabilities as of December 2019 (see Note 22 and Appendix VI). Subordinated liabilities corresponding to BBVA Paraguay as of December 2019 were recorded in the heading "Liabilities included in disposal groups classified as held for sale" amounting to €40 million.

Liabilities from financing activities. December 2018 (Millions of Euros)
	December 31, 2017	Cash flows	Non-cash changes				December 31, 2018
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Liabilities at amortized cost: Debt certificates	61,649	2,152	-	(1,828)	(862)	-	61,112
Of which: Issuances of subordinated liabilities (*)	17,443	857	-	(694)	29	-	17,635

  (*)       Additionally, there are subordinated deposits for 411 million euros as of December 31, 2018 (see Note 22 and Annex VI). The subordinated issues of BBVA Chile as of December 31, 2017 are recorded under the line "Liabilities included in disposal groups of items that have been classified as held for sale" on the consolidated balance sheet with a balance of 574 million euros.

52. Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group for the years ended December 31, 2020, 2019 and 2018 with their respective auditors and other audit entities are as follows:

Fees for Audits conducted and other related services (Millions of euros) (**)
	2020	2019	2018
Audits of the companies audited by firms belonging to the KPMG worldwide organization and other reports related with the audit (*)	27.7	28.1	26.1
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the KPMG worldwide organization	1.3	1.5	1.5
Fees for audits conducted by other firms	0.2	-	0.1

(*)         Including fees pertaining to annual legal audits (€23.6, €24.1 and €22.4 million as of December 31, 2020, 2019 and 2018, respectively).

(**)        Regardless of the billed year.

In the years ended December 31, 2020, 2019 and 2018, certain entities in the BBVA Group contracted other services (other than audits) as follows:

Other services rendered (Millions of Euros)
	2020	2019	2018
Firms belonging to the KPMG worldwide organization	0.4	0.3	0.3

This total of contracted services includes the detail of the services provided by KPMG Auditores, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Fees for audits conducted (*) (Millions of Euros)
	2020	2019	2018
Legal audit of BBVA,S.A. or its companies under control	6.5	6.5	6.7
Other audit services of BBVA, S.A. or its companies under control	5.4	5.5	5.9
Limited Review of BBVA, S.A. or its companies under control	0.9	0.9	1.1
Reports related to issuances	0.3	0.3	0.3
Assurance services and other required by the regulator	0.9	0.8	0.9
Other	-	-	-

(*)    Services provided by KPMG Auditores, S.L. to companies located in Spain, to the branch of BBVA in New York and to the branch of BBVA in London.

The services provided by the auditors meet the independence requirements of the external auditor established under Audit of Accounts Law (Law 22/2015) and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC).

53. Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. These transactions are not relevant and are carried out under normal market conditions. As of December 31, 2020, 2019 and 2018 the following are the transactions with related parties:

53.1. Transactions with significant shareholders

As of December 31, 2020, 2019 and 2018, there were no shareholders considered significant (see Note 26).

53.2 Transactions with BBVA Group entities

The balances of the main captions in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	2020	2019	2018
Assets
Loans and advances to credit institutions	148	26	132
Loans and advances to customers	1,743	1,682	1,866
Liabilities
Deposits from credit institutions	-	3	2
Customer deposits	791	453	521
Debt certificates	-	-	-
Memorandum accounts
Financial guarantees given	132	166	152
Other contingent commitments given	1,400	1,042	1,358
Loan commitments given	11	106	78

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	2020	2019	2018
Income statement
Interest and other income	20	19	55
Interest expense	1	1	2
Fee and commission income	5	4	5
Fee and commission expense	34	53	48

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments (see Note 25) and the derivatives transactions arranged by BBVA Group with these entities, associates and joint ventures.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

53.3. Transactions with members of the Board of Directors and Senior Management

The amount and nature of the transactions carried out with members of the Board of Directors and Senior Management of BBVA, as well as their respective related parties is given below. All of these transactions belong to the Bank's normal course of business, are not material and have being carried out under normal market conditions.

As of December 31, 2020, there were no loans or credits granted by the Group’s entities to the members of the Board of Directors. As of December 2019 and 2018, the amount availed against the loans and credits granted by the Group’s entities to the members of the Board of Directors amounted to €607 and €611 thousand, respectively. On those same dates, there were no loans or credits granted to parties related to the members of the Board of Directors.

As of December 31, 2020, 2019 and 2018, the amount availed against the loans granted by the Group’s entities to the members of Senior Management (excluding executive directors) amounted to €5,349, €4,414 and €3,783 thousand, respectively. On those same dates, the amount availed against the loans granted by the Group’s entities to parties related to members of Senior Management amounted to €580, €57 and €69 thousand, respectively.

As of December 31, 2020, 2019 and 2018 no guarantees had been granted to any member of the Board of Directors or their related parties.

The amount availed against guarantees arranged with members of Senior Management as of December 31, 2020, 2019 and 2018 amounted to €10, €10, and €38 thousand, respectively.

As of December 31, 2020 and 2019, the amount availed against guarantees and commercial loans arranged with parties related to the members of the Bank’s Board of Directors and Senior Management amounted to €25 thousand, on both dates. As of December 31, 2018, no guarantees and commercial loans have been granted to parties related to the members of Senior Management.

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 54.

53.4. Transactions with other related parties

As of December 31, 2020, 2019 and 2018, the Group has not carried out operations with other related parties that do not belong to the line of business or ordinary traffic of its activity, that are not carried out under normal market conditions and that are not of low relevance; understanding by such those whose information is not necessary to give the true image of the assets, the financial situation and the results, consolidated, of the BBVA Group.

54. Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management

•          Remuneration received by non-executive directors in 2020

The remuneration paid to non-executive members of the Board of Directors during the 2020 financial year is indicated below, individualized and itemized:

Remuneration for non-executive directors (thousands of euro)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remunerations Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (1)	Total
José Miguel Andrés Torrecillas	129	111	66	36		115		50	507
Jaime Caruana Lacorte	129	167	165	107					567
Raúl Galamba de Oliveira (2)	107			71			32		211
Belén Garijo López	129		66		107	46			349
Sunir Kumar Kapoor	129						43		172
Lourdes Máiz Carro	129		66		43				238
José Maldonado Ramos	129	167				46			342
Ana Peralta Moreno	129		66		43				238
Juan Pi Llorens	129			214		46	43	80	512
Ana Revenga Shanklin (2)	97			71					168
Susana Rodríguez Vidarte	129	167		107		46			449
Carlos Salazar Lomelín (2)	97				29				125
Jan Verplancke	129				29		43		200
Total (3)	1,588	611	431	606	250	301	161	130	4,078

(1)       Amounts received during the 2020 financial year by José Miguel Andrés Torrecillas, in his capacity as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, in his capacity as Lead Director.

(2)       Directors appointed by the General Shareholders’ Meeting held on 13 March 2020. Remunerations paid based on the date on which the position was accepted.

(3)       Includes remuneration paid for membership on the Board and its various committees during the 2020 financial year. The composition of these committees was amended by resolution of the Board of Directors dated 29 April 2020.

Also, during 2020 financial year, €95 thousand was paid out in casualty and healthcare insurance premiums for non-executive members of the Board of Directors.

In addition, Tomás Alfaro Drake and Carlos Loring Martínez de Irujo, who left their roles as directors on 13 March 2020, received a total of €54 thousand and €111 thousand, respectively, for their membership of the Board and of the various Board Committees during the first quarter of the financial year. The Bank has also paid out a total of €18 thousand in casualty and healthcare insurance premiums.

•          Remuneration received by executive directors in 2020

During the 2020 financial year, the executive directors received the amount of the Annual Fixed Remuneration corresponding to such financial year, established for each director in the Remuneration Policy for BBVA Directors, which was approved by the General Shareholders’ Meeting held on 15 March 2019.

In addition, the executive directors received their Annual Variable Remuneration (“AVR”) for the 2019 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable to such year, was due to be paid to them during the 2020 financial year.

In application of this settlement and payment system:

•           40% of the 2019 Annual Variable Remuneration corresponding to executive directors was paid in the 2020 financial year (the Upfront Portion); in equal parts in cash and BBVA shares.

•           The remaining 60% of the Annual Variable Remuneration has been deferred (40% in cash and 60% in shares) for a period of five years (the Deferred Portion), and its accrual and payment will be subject to compliance with a series of multi-year indicators. The application of these indicators, calculated over the first three years of deferral, may lead to the reduction or even forfeit of the Deferred Portion, even in its entirety, but in no event may it be increased. Provided that the relevant conditions are met, the resulting amount will then be paid, in cash and in BBVA shares, according to the following payment schedule: 60% in 2023, 20% in 2024 and the remaining 20% in 2025.

•           All of the shares delivered to the executive directors as AVR, including both as part of the Upfront Portion and the Deferred Portion, will be withheld for a one year lock-up period after delivery, except for the shares transferred to honor the payment of taxes accruing on the shares received.

•           The Deferred Portion of the Annual Variable Remuneration payable in cash will be subject to updating under the terms established by the Board of Directors.

•           Executive directors may not use personal hedging strategies or insurance in connection with the remuneration and responsibility that may undermine the effects of alignment with prudent risk management.

•           Over the entire deferral and withholding period, the Annual Variable Remuneration for the executive directors will be subject to variable remuneration reduction and recovery arrangements ("malus" and "clawback").

•           The variable component of the remuneration for executive directors corresponding to the 2019 financial year is limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Shareholders’ Meeting held during such financial year.

Additionally, upon receipt of the shares, executive directors will not be allowed to transfer a number equivalent to twice their Annual Fixed Remuneration for at least three years after their delivery.

In 2020, the Group Executive Chairman and the Chief Executive Officer likewise received the deferred portion of their Annual Variable Remuneration due that year for the 2016 financial year (50% of the Annual Variable Remuneration), after being adjusted downwards following the results of the multi-year performance indicators. This remuneration was paid in equal parts in cash and in shares, together with the corresponding update in cash, thus concluding the payment of the Annual Variable Remuneration to the executive directors for the 2016 financial year.

In accordance with the above, the remunerations paid to executive directors during the 2020 financial year are indicated below, individualized and itemized:

Annual Fixed Remuneration for 2020 (thousands of euro)

Group Executive Chairman	2,453
Chief Executive Officer	2,179
Total	4,632

In addition, in accordance with the current Remuneration Policy for BBVA Directors, during the 2020 financial year, the Chief Executive Officer has received €654 thousand for the cash in lieu of pension item (equivalent to 30% of his Annual Fixed Remuneration)—given that he does not have a retirement pension (see the Pension commitments section of this Note)—and €600 thousand for the mobility allowance item.

2019 Annual Variable Remuneration (Upfront payment)
	In cash (1)	In shares (1)
	(thousands of euro)
Group Executive Chairman	636	126,470
Chief Executive Officer	571	113,492
Total	1,207	239,962

(1)      Remuneration corresponding to the Upfront Portion (40%) of the AVR for the 2019 financial year (50% in cash and 50% in BBVA shares).

2016 Deferred Annual Variable Remuneration (Deferred Portion)
	In cash (1)	In shares (1)
	(thousands of euro)
Group Executive Chairman	656	89,158
Chief Executive Officer	204	31,086
Total	861	120,244

(1)      Remunerations corresponding to deferred AVR for the 2016 financial year (50% of the AVR for 2016, in equal parts in cash and shares), payment of which was due in 2020, together with its corresponding update in cash, and after a downwards adjustment following the results of the multi-year performance indicators. In the case of both the Chairman and Chief Executive Officer, this remuneration is associated with their previous positions.

In addition, the executive directors received remuneration in kind during the 2020 financial year, including insurance and other premiums, amounting to a total of €360 thousand of which €228 thousand corresponds to the Group Executive Chairman and €132 thousand to the Chief Executive Officer.

As Head of Global Economics & Public Affairs (Head of GE&PA), former executive director José Manuel González-Páramo Martínez-Murillo, who left his role of director on 13 March 2020, received €168 thousand as fixed remuneration; €174 thousand and 28,353 BBVA shares corresponding to the Upfront Portion (40%) of the AVR for the 2019 financial year and to the Deferred Portion of the AVR for the 2016 financial year, payment of which was due in the 2020 financial year, including the corresponding cash update; as well as €33 thousand as remuneration in kind.

•          Remuneration received by Senior Management in 2020

During the 2020 financial year, the members of Senior Management, excluding executive directors, received the amount of the Annual Fixed Remuneration corresponding to such financial year.

In addition, they received the Annual Variable Remuneration for the 2019 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable for such financial year, was due to be paid to them during the 2020 financial year.

Under this settlement and payment system, the same rules as set out above for executive directors are applicable. These include, among other things: 40% of the Annual Variable Remuneration, in equal parts cash and in BBVA shares, will be paid in the financial year following the year to which it corresponds (the Upfront Portion), and the remaining 60% will be deferred (40% in cash and 60% in shares) for a five-year period, with its accrual and payment being subject to compliance with a series of multi-year indicators (the Deferred Portion), applying the same payment schedule established for executive directors. The shares received will be withheld for a one year lock-up period (this will not apply to those shares transferred to honor the payment of taxes arising therefrom). Likewise, senior management may not use personal hedging strategies or insurance in connection with the remuneration; the variable component of the remuneration for senior management corresponding to the 2019 financial year will be limited to a maximum amount of 200% of the fixed component of the total remuneration; and over the entire deferral and withholding period, the Annual Variable Remuneration will be subject to reduction and recovery (malus and clawback) arrangements.

Similarly, in accordance with the remuneration policy for this group applicable in 2016 and in application of the settlement and payment system of the Annual Variable Remuneration for said financial year, the members of Senior Management who were beneficiaries of such remuneration received in 2020 the deferred portion of the Annual Variable Remuneration for the 2016 financial year, after being adjusted downwards following the results of the multi-year performance indicators. This remuneration has been paid in equal parts in cash and in shares, along with its update in cash, concluding the payment of this remuneration to the members of Senior Management for the 2016 financial year.

In accordance with the above, the remuneration paid during the 2020 financial year to all members of Senior Management as a whole, who held that position as of 31 December, 2020 (15 members, excluding executive directors), is indicated and itemized below:

Annual Fixed Remuneration for 2020 (thousands of euro)

Senior Management total	14,101

2019 Annual Variable Remuneration (Upfront Portion)
	In cash	In shares
	(thousands of euro)
Senior Management total	1,402	280,055

(1)   Remuneration corresponding to the Upfront Portion (40%) of the AVR for the 2019 financial year (paid 50% in cash and 50% in BBVA shares), as well as the upfront portion of the retention plans for two members of Senior Management.

2016 Annual Variable Remuneration (Deferred Portion)
	In cash	In shares
	(thousands of euro)
Senior Management total	1,380	182,461

(1)   Remuneration corresponding to deferred AVR for the 2016 financial year (50% of the AVR for 2016, in equal parts in cash and in shares), payment of which was due in 2020, together with its corresponding update in cash, and after being adjusted downwards following the results of the multi-year performance indicators.

In addition, all members of Senior Management, excluding executive directors, have received remuneration in kind during the 2020 financial year, including insurance and other premiums, amounting to a total of €1,086 thousand.

Remuneration of executive directors due in 2021 and subsequent financial years

•        Annual Variable Remuneration for executive directors for the 2020 financial year

In view of the exceptional circumstances arising from the COVID-19 crisis, the two executive directors have voluntarily waived the generation of the whole of the Annual Variable Remuneration corresponding to the 2020 financial year, so they will not accrue any remuneration in this respect.

•        Deferred Annual Variable Remuneration for executive directors for the 2017 financial year

Following the end of 2020 financial year, the amount corresponding to the deferred Annual Variable Remuneration of executive directors for the 2017 financial year has been determined, with delivery in 2021, if conditions are met in accordance with the conditions set out in the remuneration policies applicable to the 2017 financial year and applicable to each of them.

Thus, based on the result of each of the multi-year performance indicators set by the Board of Directors in 2017 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, the final amount of the deferred Annual Variable Remuneration for the 2017 financial year has been determined.

As a result, the remuneration has been determined in an amount of €411 thousand and 83,692 BBVA shares, in the case of the Group Executive Chairman and €307 thousand and 39,796 BBVA shares, in the case of the Chief Executive Officer, which includes in both cases the corresponding updates.

•        Outstanding deferred Annual Variable Remuneration for executive directors

At year-end 2020, in accordance with the conditions established in the remuneration policies applicable in previous years, in addition to 40% of the 2017 deferred AVR of the Group Executive Chairman, 60% of the Annual Variable Remuneration corresponding to financial years 2018 and 2019 of both executive directors, remains deferred and is pending payment to them, and will be received in future years if the applicable conditions are met.

Remunerations of Senior Management due in 2021 and subsequent financial years

•        Annual Variable Remuneration for Senior Management for the 2020 financial year

In view of the exceptional circumstances arising from the COVID-19 crisis, the members of Senior Management have, like the executive directors, voluntarily waived the generation of the whole of the Annual Variable Remuneration corresponding to the 2020 financial year, so they will not accrue any remuneration in this respect.

•        Deferred Annual Variable Remuneration for Senior Management for the 2017 financial year

Following the end of the 2020 financial year, the amount corresponding to the deferred Annual Variable Remuneration of members of Senior Management (15 members as at 31 December, 2020, excluding executive directors) for the 2017 financial year has been determined, with delivery in 2021, if conditions are met, in accordance with the payment schedule set out in the remuneration policies applicable to the 2017 financial year and applicable to each of them.

Thus, based on the result of each of the multi-year performance indicators set by the Board of Directors in 2017 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, the amount of the deferred portion of the 2017 Annual Variable Remuneration for members of Senior Management, with delivery in 2021, has been determined in the aggregate total amount, excluding executive directors, of €610 thousand and 107,740 BBVA shares, including the corresponding updates.

•        Outstanding deferred Annual Variable Remuneration for the members of Senior Management

At year-end 2020, in accordance with the conditions established in the remuneration policies applicable in previous years, in addition to 40% of the 2017 deferred AVR in the case of some members of Senior Management, 60% of the Annual Variable Remuneration corresponding to financial years 2018 and 2019 remains deferred and is pending payment to all members of Senior Management, and will be received in future years if the applicable conditions are met.

•          Fixed remuneration system with deferred delivery of shares for non-executive directors

BBVA has a fixed remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Shareholders' Meeting held on 18 March 2006 and extended by resolutions of the General Shareholders' Meetings held on 11 March 2011 and 11 March 2016 for a further five year period in each case.

This system is based on the annual allocation to non-executive directors of a number of "theoretical shares" of BBVA equivalent to 20% of the total remuneration in cash received by each director in the previous financial year, calculated according to the average closing prices of BBVA shares during the 60 trading sessions prior to the dates of the Annual General Shareholders' Meetings approving the corresponding financial statements for each financial year.

These shares will be delivered to each beneficiary, where applicable, after they leave directorship for any reason other than serious breach of their duties.

The “theoretical shares” allocated to non-executive directors who are beneficiaries of the remuneration system in shares with deferred delivery in the 2020 financial year, corresponding to 20% of the total remuneration received in cash by each of them in the 2019 financial year, were as follows:

	Theoretical shares allocated in 2020	Theoretical shares accumulated as at 31 December 2020
José Miguel Andrés Torrecillas	20,252	75,912
Jaime Félix Caruana Lacorte	22,067	31,387
Raúl Galamba de Oliveira	-	-
Belén Garijo López	14,598	62,126
Sunir Kumar Kapoor	7,189	22,915
Lourdes Máiz Carro	10,609	44,929
José Maldonado Ramos	14,245	108,568
Ana Peralta Moreno	10,041	15,665
Juan Pi Llorens	20,676	92,817
Ana Revenga Shanklin	-	-
Susana Rodríguez Vidarte	18,724	141,138
Carlos Salazar Lomelín	-	-
Jan Verplancke	7,189	12,392
Total (1)	145,590	607,849

(1)         Furthermore, 8,984 “theoretical shares” were assigned to Tomás Alfaro Drake and 18,655 “theoretical shares” were assigned Carlos Loring Martínez de Irujo, who left their roles as directors on 13 March 2020. After leaving their roles, both directors received a number of BBVA shares equivalent to the total number of “theoretical shares” that each of them had accumulated until that date (102,571 and 135,046 BBVA shares, respectively) by application of the system.

•          Pension commitments with executive directors and Senior Management

The Bank has not made pension commitments with non-executive directors.

With regard to the Group Executive Chairman, the Remuneration Policy for BBVA Directors establishes a pension framework whereby he is eligible, provided that he does not leave his position as a result of a serious breach of his duties, to receive a retirement pension, paid as a lump sum or in instalments, when he reaches the legally established retirement age. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields at that date.

The annual contribution to cover the retirement contingency for the Group Executive Chairman's defined-contribution system, as established in the Remuneration Policy for BBVA Directors approved by the General Shareholders’ Meeting in 2019, was determined as a result of the conversion of his previous defined-benefit rights into a defined-contribution system, in the annual amount of €1,642 thousand. The Board of Directors may update this amount during the term of the Policy, in the same way and under the same terms as it may update the Annual Fixed Remuneration.

15% of the aforementioned agreed annual contribution will be based on variable components and considered “discretionary pension benefits”, and therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations.

In the event the Group Executive Chairman’s contract terminates before reaching retirement age for reasons other than serious breach of duties, the retirement pension due to the Group Executive Chairman upon reaching the legally established age will be calculated based on the funds accumulated through the contributions made by the Bank under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank in any event from the time of termination.

With respect to the commitments to cover the contingencies for death and disability benefits for the Group Executive Chairman, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage of these contingencies.

In line with the above, during the 2020 financial year, the following amounts have been recorded to meet the pension commitments for the Group Executive Chairman: an amount of €1,642 thousand with regard to the retirement contingency and an amount of €377 thousand for the payment of premiums for the death and disability contingencies, as well as an upwards adjustment of €15 thousand for “discretionary pension benefits” for the 2019 financial year, which were declared at such financial year-end and had to be registered in the accumulated fund in 2020.

As of 31 December, 2020, the total accumulated amount of the fund to meet the retirement commitments for the Group Executive Chairman amounts to €23,057 thousand.

With regard to the agreed annual contribution to the retirement contingency corresponding to the 2020 financial year, 15% (€246 thousand) was registered in this financial year as “discretionary pension benefits”. Following year-end, the amount was adjusted applying the same criteria used to determine the Annual Variable Remuneration for the rest of the Bank's staff. Thus, the “discretionary pension benefits” for the 2020 financial year were determined in an amount of €148 thousand, following a downwards adjustment of €98 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2021 financial year and will be subject to the conditions established for these benefits in the Remuneration Policy for BBVA Directors.

With regard to the Chief Executive Officer, in accordance with the provisions of the current Remuneration Policy for BBVA Directors approved by the General Shareholders’ Meeting and his contract, the Bank is not required to make any contributions to a retirement pension, although he is entitled to an annual cash sum instead of a retirement pension equal to 30% of his Annual Fixed Remuneration. However, the Bank does have pension commitments to cover the death and disability contingencies, for which purpose the corresponding annual insurance premiums are paid.

In accordance with the above, in the 2020 financial year, the Bank paid the Chief Executive Officer the fixed-remuneration amount set out for cash in lieu of pension in the 'Remuneration received by executive directors in 2020' section of this Note and furthermore, €253 thousand was recorded for the payment of the annual insurance premiums to cover the death and disability contingencies.

In the case of the former executive director, the Head of GE&PA, €89 thousand were registered as contributions to fulfil the pension commitments undertaken in proportion to the time he spent in office during the 2020 financial year. This corresponds to: the sum of the annual contribution made to cover the retirement pension and the adjustment made to the “discretionary pension benefits`” for the 2019 financial year that fell due in the 2020 financial year once the AVR for the year 2019 had been determined (€52 thousand); and to the death and disability premiums (€37 thousand).

As of the date on which he left his position, the total accumulated fund to meet the retirement commitments for the former executive director Head of GE&PA amounted to €1,404 thousand, with no additional contributions to be made by the Bank from that point on.

In accordance with the same criteria used in the case of the Group Executive Chairman, the “discretionary pension benefits” for the 2020 financial year of the former executive director Head of GE&PA (calculated in proportion to the time he remained in office in 2020) were determined in an amount of €5 thousand, following a downwards adjustment of €3 thousand, and will be included in the accumulated fund in the 2021 financial year, subject to the conditions established in the Remuneration Policy for BBVA Directors.

Furthermore, in the 2020 financial year, to meet the pension commitments for members of Senior Management (15 members holding that position as at 31 December, 2020, excluding executive directors) it was recorded an amount of €2,739 thousand corresponding to the contribution to the retirement contingency and of €978 thousand corresponding to premiums to cover the death and disability contingencies, as well as an upwards adjustment of €12 thousand for “discretionary pension benefits” for the 2019 financial year, which were declared at 2019 year-end and had to be registered in the accumulated fund in 2020.

As at 31 December, 2020, the total accumulated amount of the fund to meet the retirement commitments for members of Senior Management amounts to €22,156 thousand.

As for the executive directors, 15% of the agreed annual contributions for members of Senior Management to cover retirement contingencies will be based on variable components and considered “discretionary pension benefits”, and are therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the remuneration policy applicable to members of Senior Management.

For this purpose, with regard to the annual contribution for the retirement contingency registered in the 2020 financial year, an amount of €405 thousand was registered in the 2020 financial year as “discretionary pension benefits” and, following the end of the 2020 financial year, as for the Group Executive Chairman, this amount was adjusted applying the same criteria used to determine the Annual Variable Remuneration for the rest of the Bank's staff, taking into account as well the area and individual results of each senior manager established to this effects by the executive area. Accordingly, the “discretionary pension benefits” for such financial year, corresponding to all members of Senior Management, were determined to amount to a total of €255 thousand, following a downwards adjustment of €150 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2021 financial year, and will be subject to the conditions established for these benefits in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to BBVA on this matter.

•          Payments for the extinction of the contractual relationship

In accordance with the Remuneration Policy for BBVA Directors, the Bank has no commitments to pay severance benefits to executive directors.

The contractual framework defined for the executive directors, in accordance with the Remuneration Policy for BBVA Directors, establishes a post-contractual non-compete clause for executive directors, effective for a period of two (2) years after they leave their role as BBVA executive directors, provided that they do not leave due to retirement, disability or serious breach of duties. In compensation for this agreement, the Bank shall award them remuneration of an amount equivalent to their Annual Fixed Remuneration for each year of the non-compete agreement, which will be awarded monthly over the course of the two years.

Accordingly, the former executive director Head of GE&PA, who left his role on 13 March 2020, received for this concept, €625 thousand during the 2020 financial year.

With regard to Senior Management, excluding executive directors, during the 2020 financial year, the Bank paid out a total of €2,185 thousand resulting from the extinction of the contractual relationship with one member of Senior Management and in fulfilment of the provisions of the member’s contract (for the payment of legal severance benefits and notice). This contract includes the right to receive the corresponding legal severance pay, provided that the member of Senior Management does not leave of his own will, for retirement, disability or due to a serious breach of duties, which will be calculated in accordance with the provisions of applicable labor regulations, and a notice clause. In addition, the contract establishes a non-compete clause, effective for a period of one (1) year after the member leaves the role as a senior manager of BBVA, provided that the member does not leave due to retirement, disability or serious breach of duties. In compensation for this agreement, the member of Senior Management received a total of €898 thousand during 2020.

These payments comply with the conditions set out in the regulations applicable to the group of employees with a material impact on the Group's risk profile, to which members of Senior Management belong.

55. Other information

Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2020, there is no item included that requires disclosure in an environmental information report pursuant to Ministry JUS/318/2018, of March 21, by which the new model for the presentation in the Commercial Register of the consolidated annual accounts of the subjects obliged to its publication is approved.

56. Subsequent events

On January 22, 2021 and after obtaining all required authorizations, BBVA has completed the sale to Banco GNB Paraguay, S.A., an affiliate of Grupo Gilinski, of its 100% direct and indirect stake share capital in Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”).

The amount received by BBVA amounts to approximately USD250 million (€210 million). The transaction results in a capital loss of approximately €9 million net of taxes. A positive impact on BBVA Group’s Common Equity Tier 1 (fully loaded) of approximately 6 basis points is estimated to be recognized during the first half of 2021 (see Note 3).

On January 29, 2021, it was announced that a cash distribution in the amount of €0.059 gross per share as shareholder remuneration in relation to the Group’s result in the 2020 financial year was expected to be submitted to the relevant governing bodies of BBVA for consideration (see Note 4).

From January 1, 2021 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
ACTIVOS MACORP SL	SPAIN	REAL ESTATE	50.63	49.37	100.00	21	22	-
ADQUIRA MEXICO SA DE CV	MEXICO	COMMERCIAL	-	100.00	100.00	3	3	-
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	15	19	(3)
ANIDA GRUPO INMOBILIARIO SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	1,464	1,552	(101)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	71	41	5
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1,341	1,443	(102)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	27	23	4
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	27	7	10
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	UNITED KINGDOM	INVESTMENT COMPANY	-	100.00	100.00	4	4	-
APLICA NEXTGEN OPERADORA S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-
APLICA NEXTGEN SERVICIOS S.A. DE C.V	MEXICO	SERVICES	-	100.00	100.00	1	-	-
APLICA TECNOLOGIA AVANZADA SA DE CV	MEXICO	SERVICES	100.00	-	100.00	203	199	10
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	799	798	-
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	12	21	-
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	114	-
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	58	67	-
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	64	79	-
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	5	6	-
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	22	23	(1)
ARRELS CT PROMOU SA	SPAIN	REAL ESTATE	-	100.00	100.00	28	32	(2)
AZLO BUSINESS, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	23	(23)
BAHIA SUR RESORT S.C.	SPAIN	INACTIVE	99.95	-	99.95	-	1	-
BANCO BBVA ARGENTINA S.A.	ARGENTINA	BANKING	39.97	26.59	66.55	157	488	333
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY SA	URUGUAY	BANKING	100.00	-	100.00	110	164	28
BANCO INDUSTRIAL DE BILBAO SA	SPAIN	BANKING	-	99.93	99.93	48	47	-
BANCO OCCIDENTAL SA	SPAIN	BANKING	49.43	50.57	100.00	17	18	-
BANCO PROVINCIAL OVERSEAS NV	CURAÇAO	BANKING	-	100.00	100.00	49	47	2
BANCO PROVINCIAL SA - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	33	143	(9)
BBV AMERICA SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	79	627	12
BBVA (SUIZA) SA	SWITZERLAND	BANKING	100.00	-	100.00	98	122	9
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	-	100.00	100.00	-	-	-
BBVA ASSET MANAGEMENT SA SAF	PERU	FINANCIAL SERVICES	-	100.00	100.00	9	5	4
BBVA ASSET MANAGEMENT SA SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	43	(66)	113
BBVA ASSET MANAGEMENT SA SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	28	19	9
BBVA AUTOMERCANTIL COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	6	6	-
BBVA BANCO CONTINENTAL SA (1)	PERU	BANKING	-	46.12	46.12	972	1,944	164
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	19	11	8

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1)      Full consolidation method is used according to accounting rules (see Glossary)

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
BBVA BANCOMER OPERADORA SA DE CV	MEXICO	SERVICES	-	100.00	100.00	20	17	3
BBVA BANCOMER SA INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	9,920	8,443	1,474
BBVA BANCOMER SEGUROS SALUD SA DE CV	MEXICO	INSURANCES SERVICES	-	100.00	100.00	8	8	1
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	49	40	9
BBVA BOLSA SOCIEDAD AGENTE DE BOLSA S.A.	PERU	SECURITIES DEALER	-	100.00	100.00	4	3	1
BBVA BRASIL BANCO DE INVESTIMENTO SA	BRAZIL	BANKING	100.00	-	100.00	16	19	-
BBVA BROKER ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	-	99.96	99.96	-	3	4
BBVA BROKER CORREDURIA DE SEGUROS Y REASEGUROS SA	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	-	1	5
BBVA COLOMBIA SA	COLOMBIA	BANKING	77.41	18.06	95.47	355	1,155	112
BBVA CONSOLIDAR SEGUROS SA	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	9	18	17
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA EDPYME SA (BBVA CONSUMER FINANCE - EDPYME)	PERU	FINANCIAL SERVICES	-	100.00	100.00	24	20	3
BBVA DATA & ANALYTICS SL	SPAIN	SERVICES	-	100.00	100.00	6	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	4	2	2
BBVA FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	210	212	(2)
BBVA FINANZIA SPA	ITALY	IN LIQUIDATION	100.00	-	100.00	3	3	-
BBVA FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	26	20	7
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	14	9	5
BBVA FUNDOS S.GESTORA FUNDOS PENSOES SA	PORTUGAL	PENSION FUND MANAGEMENT	100.00	-	100.00	8	8	2
BBVA GLOBAL FINANCE LTD	CAYMAN ISLANDS	PENSION FUNDS MANAGEMENT	100.00	-	100.00	-	4	-
BBVA GLOBAL MARKETS BV	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	-	-
BBVA GLOBAL SECURITIES, B.V.	NETHERLANDS	OTHER ISSUERS COMPANIES	100.00	-	100.00	-	-	-
BBVA HOLDING CHILE SA	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	139	315	26
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SPAIN	SERVICES	76.00	-	76.00	1	2	1
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO SA	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	54	4
BBVA INSURANCE AGENCY, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	48	43	5
BBVA INTERNATIONAL PREFERRED SOCIEDAD ANONIMA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	-	-
BBVA IRELAND PLC ( IN LIQUIDATION)	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	2	3	-
BBVA LEASING MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	126	8
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	10	(8)	17
BBVA MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,799	2,730	68
BBVA NEXT TECHNOLOGIES OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	1	-
BBVA NEXT TECHNOLOGIES SLU	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	37	27	5
BBVA NEXT TECHNOLOGIES, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	2	1
BBVA OP3N S.L.	SPAIN	SERVICES	-	100.00	100.00	-	3	-
BBVA OPEN PLATFORM INC	UNITED STATES	SERVICES	-	100.00	100.00	2	10	(8)
BBVA PARAGUAY SA	PARAGUAY	BANKING	100.00	-	100.00	23	144	23
BBVA PENSIONES SA ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	17	8

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
BBVA PERU HOLDING SAC	PERU	INVESTMENT COMPANY	100.00	-	100.00	124	902	76
BBVA PLANIFICACION PATRIMONIAL SL	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	1	4	9
BBVA PROCESSING SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA, IN LIQUIDATION	CHILE	IN LIQUIDATION	-	100.00	100.00	4	6	(1)
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	SPAIN	INSURANCES SERVICES	-	100.00	100.00	39	47	12
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	IN LIQUIDATION	-	100.00	100.00	-	-	-
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	223	186	37
BBVA SEGUROS COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	13	10
BBVA SEGUROS DE VIDA COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	104	26
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	-	99.96	713	462	594
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	-	100.00	100.00	-	-	-
BBVA SOCIEDAD TITULIZADORA S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	13	13	-
BBVA TRANSFER HOLDING INC	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	104	87	18
BBVA TRANSFER SERVICES INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	77	66	11
BBVA USA	UNITED STATES	BANKING	-	100.00	100.00	8,687	10,394	(1,707)
BBVA USA BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	9,018	11,136	(1,632)
BBVA VALORES COLOMBIA SA COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	10	9	-
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	15	10	4
BILBAO VIZCAYA HOLDING SA	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	67	132	(77)
CAIXA MANRESA IMMOBILIARIA ON CASA SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS SAU	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1	(1)
CAIXASABADELL PREFERENTS SA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1	-
CARTERA E INVERSIONES SA CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	127	(3)
CASA DE BOLSA BBVA BANCOMER SA DE CV	MEXICO	SECURITIES DEALER	-	100.00	100.00	39	20	19
CATALONIA GEBIRA, S.L. (IN LIQUIDATION)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	-
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
CATALUNYACAIXA IMMOBILIARIA SA	SPAIN	REAL ESTATE	100.00	-	100.00	315	314	-
CATALUNYACAIXA SERVEIS SA	SPAIN	SERVICES	100.00	-	100.00	2	2	-
CDD GESTIONI S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	-	-	-
CETACTIUS SL	SPAIN	REAL ESTATE	100.00	-	100.00	1	1	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	-
CIERVANA SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	54	(2)
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	5	4	2
COMPAÑIA CHILENA DE INVERSIONES SL	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	221	249	10

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,866	6,799	67
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	41	41	-
COMPASS INSURANCE TRUST	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,027	5,960	66
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	68	68	-
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4,973	4,925	48
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
CONSOLIDAR A.F.J.P SA	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1	1	-
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	4	4	-
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	8	7	1
CORPORACION GENERAL FINANCIERA SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,453	9
COVAULT, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	3	(2)
DALLAS CREATION CENTER, INC	UNITED STATES	SERVICES	-	100.00	100.00	2	2	-
DATA ARCHITECTURE AND TECHNOLOGY MEXICO SA DE CV	MEXICO	SERVICES	-	100.00	100.00	1	1	-
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SPAIN	SERVICES	-	51.00	51.00	-	3	-
DATA ARQUITECTURE AND TECHNOLOGY OPERADORA SA DE CV	MEXICO	SERVICES	-	100.00	100.00	-	-	-
DENIZEN FINANCIAL, INC	UNITED STATES	SERVICES	-	100.00	100.00	1	1	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	107	153	(4)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	30	24	6
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	PAYMENT ENTITIES	-	100.00	100.00	2	2	-
ENTRE2 SERVICIOS FINANCIEROS E.F.C SA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	9	9	-
EUROPEA DE TITULIZACION SA SGFT	SPAIN	FINANCIAL SERVICES	88.24	-	88.24	2	17	3
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION(1)	MEXICO	REAL ESTATE	-	42.40	42.40	-	1	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	2	-
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	48	45	4
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	-	100.00	100.00	-	-	-
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	4	1	3
FIDEICOMISO INMUEBLES CONJUNTO RESIDENCIAL HORIZONTES DE VILLA CAMPESTRE	COLOMBIA	REAL ESTATE	-	100.00	100.00	-	1	-
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	-	59.99	59.99	-	2	-
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	-	100.00	100.00	2	2	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	IN LIQUIDATION	-	100.00	100.00	5	4	-
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. IN LIQUIDATION	SPAIN	IN LIQUIDATION	-	60.00	60.00	-	-	-

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1)      Full consolidation method is used according to accounting rules (see Glossary)

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
FORUM COMERCIALIZADORA DEL PERU SA	PERU	SERVICES	-	100.00	100.00	-	-	-
FORUM DISTRIBUIDORA DEL PERU SA	PERU	FINANCIAL SERVICES	-	100.00	100.00	6	5	-
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	43	39	1
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	244	208	25
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	IN LIQUIDATION	-	100.00	100.00	1	1	-
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	340	282	(3)
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	258	316	17
GARANTI BBVA AS(1)	TURKEY	BANKING	49.85	-	49.85	4,679	6,228	775
GARANTI BBVA EMEKLILIK AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	105	63	59
GARANTI BBVA FACTORING AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	19	17	6
GARANTI BBVA FILO AS	TURKEY	SERVICES	-	100.00	100.00	1	3	39
GARANTI BBVA LEASING AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	126	108	18
GARANTI BBVA PORTFOY AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	22	14	8
GARANTI BBVA YATIRIM AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	89	28	61
GARANTI BILISIM TEKNOLOJISI VE TIC TAS	TURKEY	SERVICES	-	100.00	100.00	11	12	1
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	(16)	(17)
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	280	340	-
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	-	-	-
GARANTI KULTUR AS	TURKEY	SERVICES	-	100.00	100.00	-	-	-
GARANTI ODEME SISTEMLERI AS (GOSAS)	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	2	-
GARANTI YATIRIM ORTAKLIGI AS(1)(2)	TURKEY	INVESTMENT COMPANY	-	3.61	3.61	-	4	-
GARANTIBANK BBVA INTERNATIONAL N.V.	NETHERLANDS	BANKING	-	100.00	100.00	595	585	7
GARRAF MEDITERRANIA, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-
GESCAT GESTIO DE SOL SL	SPAIN	REAL ESTATE	100.00	-	100.00	11	11	-
GESCAT LLEVANT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	5	3	3
GESCAT LLOGUERS SL	SPAIN	REAL ESTATE	100.00	-	100.00	3	4	-
GESCAT VIVENDES EN COMERCIALITZACIO SL	SPAIN	REAL ESTATE	100.00	-	100.00	89	89	-
GESTION DE PREVISION Y PENSIONES SA	SPAIN	PENSION FUND MANAGEMENT	60.00	-	60.00	9	15	7
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	1	-
GRAN JORGE JUAN SA	SPAIN	REAL ESTATE	100.00	-	100.00	424	423	14
GRUPO FINANCIERO BBVA BANCOMER SA DE CV	MEXICO	FINANCIAL SERVICES	99.98	-	99.98	6,678	9,374	1,747
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	30	30	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	-	-	-
HOLVI PAYMENT SERVICE OY	FINLAND	FINANCIAL SERVICES	-	100.00	100.00	-	27	(17)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	302	299	3
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	296	294	2

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1)      Full consolidation method is used according to accounting rules (see Glossary)

(2)      The percentage of voting rights owned by the Group entities in this company is 99.97%

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	17	16	1
INMUEBLES Y RECUPERACIONES CONTINENTAL SA	PERU	REAL ESTATE	-	100.00	100.00	39	37	2
INPAU, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-
INVERAHORRO SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	100	107	(7)
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	4	9	1
INVERSIONES ALDAMA, C.A.	VENEZUELA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC NV(1)	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.01	16	43	2
INVERSIONES BAPROBA CA	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	-	-	-
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-
IRIDION SOLUCIONS IMMOBILIARIES SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-
JALE PROCAM, S.L. (IN LIQUIDATION)	SPAIN	IN LIQUIDATION	-	50.00	50.00	-	(57)	(4)
LIQUIDITY ADVISORS LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,071	1,055	16
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	2	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	1
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	35	27	3
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	-	100.00	100.00	-	2	-
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	-	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	32	24	8
NOVA TERRASSA 3, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	2	2	-
OPENPAY COLOMBIA SAS	COLOMBIA	PAYMENT ENTITIES	-	100.00	100.00	1	1	-
OPENPAY S.A. DE C.V.	MEXICO	PAYMENT ENTITIES	-	100.00	100.00	18	2	2
OPENPAY SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	1	-
OPPLUS OPERACIONES Y SERVICIOS SA	SPAIN	SERVICES	100.00	-	100.00	1	2	17
OPPLUS SAC (IN LIQUIDATION)	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-
P.I. HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
PECRI INVERSION SL	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	264	260	5
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	281	213	68
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	258	256	2
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	77	77	-
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	26	26	-
PROMOCIONES Y CONSTRUCCIONES CERBAT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	8	8	-
PROMOTORA DEL VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	51	36	16

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

(**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

(1)      Full consolidation method is used according to accounting rules (see Glossary)

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 2020 (Continued)

			% share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
PROMOU CT 3AG DELTA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-
PROMOU CT EIX MACIA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	4	4	-
PROMOU CT GEBIRA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-
PROMOU CT OPENSEGRE, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	5	5	1
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-
PROMOU GLOBAL, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	17	18	-
PRONORTE UNO PROCAM, S.A.	SPAIN	PAYMENT ENTITIES	-	100.00	100.00	-	-	-
PROPEL VENTURE PARTNERS BRAZIL S.L.	SPAIN	PAYMENT ENTITIES	-	99.80	99.80	10	11	(1)
PROPEL VENTURE PARTNERS GLOBAL, S.L	SPAIN	FINANCIAL SERVICES	-	99.50	99.50	59	87	-
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	-	100.00	100.00	144	122	22
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-
PROVINCIAL DE VALORES CASA DE BOLSA CA	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	1	1	-
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA CA	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	1	1	-
PROV-INFI-ARRAHONA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUND MANAGEMENT	-	100.00	100.00	2	2	-
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	50.00	50.00	8	11	4
PUERTO CIUDAD LAS PALMAS, S.A.	SPAIN	REAL ESTATE	-	96.64	96.64	-	(26)	(1)
QIPRO SOLUCIONES S.L.	SPAIN	SERVICES	-	100.00	100.00	3	3	2
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	37	17	2
RPV COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	(1)	-
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	719	706	13
SAGE OG I, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
SAGE OG2, LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-
SATICEM GESTIO SL	SPAIN	REAL ESTATE	100.00	-	100.00	4	4	-
SATICEM HOLDING SL	SPAIN	REAL ESTATE	100.00	-	100.00	5	5	-
SATICEM IMMOBILIARIA SL	SPAIN	REAL ESTATE	100.00	-	100.00	16	16	-
SATICEM IMMOBLES EN ARRENDAMENT SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-
SEGUROS BBVA BANCOMER SA DE CV GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	373	177	196
SEGUROS PROVINCIAL CA	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	9	11	(1)
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	5	-
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	3	2	1
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	15	14	2
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	40	67	(26)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO SA	SPAIN	SERVICES	100.00	-	100.00	63	71	(8)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO SA	SPAIN	PENSION FUNDS MANAGEMENT	77.20	-	77.20	-	-	-
SPORT CLUB 18 SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	9	10	(1)
TEXAS LOAN SERVICES LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,089	1,070	19

(*)  Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2019. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

 (**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 2020 (Continued)

			% Legal share of participation (**)			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	15	15	1
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	-	100.00	100.00	1	1	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	16	15	1
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	26	-
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS SA	SPAIN	REAL ESTATE	100.00	-	100.00	623	523	(3)
UPTURN FINANCIAL INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	6	(4)
URBANIZADORA SANT LLORENC SA	SPAIN	INACTIVE	60.60	-	60.60	-	-	-
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	-	51.00	51.00	1	3	1
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	51.00	51.00	13	19	7

(*)   Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2020. In the carrying amount (net of provision), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on foreign companies at exchange rate as of December 31, 2020.

 (**)  In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.

This Appendix is an integral part of Note 3 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2020

Acquisitions or increases of interest ownership in consolidated subsidiaries

Most significant companies are included, which together represent 99% of the total investment in this group.

			% Legal share of participation			Millions of Euros (*)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Assets 31.12.20	Liabilities 31.12.20	Equity excluding profit (loss) 31.12.20	Profit (loss) 31.12.20
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	44.44	44.44	4	19	11	8	1
ATOM BANK PLC	UNITED KINGDOM	BANKING	39.02	-	39.02	64	3,253	3,089	239	(75)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	4	9	1	8	-
BBVA ALLIANZ SEGUROS Y REASEGUROS, S.A.	SPAIN	INSURANCES SERVICES	-	50.00	50.00	250	753	204	548	-
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO SA	SPAIN	PUBLIC ENTITIES AND INSTITUTIONS	16.67	-	16.67	25	155	6	140	10
DIVARIAN PROPIEDAD, S.A.U.	SPAIN	REAL ESTATE	20.00	-	20.00	567	2,976	143	2,922	(89)
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	-	28.50	28.50	1	5	-	7	(2)
METROVACESA SA	SPAIN	REAL ESTATE	9.44	11.41	20.85	285	2,910	652	2,341	(82)
REDSYS SERVICIOS DE PROCESAMIENTO SL	SPAIN	FINANCIAL SERVICES	20.00	-	20.00	14	103	32	69	2
ROMBO COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	40.00	40.00	7	91	72	16	2
SERVICIOS ELECTRONICOS GLOBALES SA DE CV	MEXICO	SERVICES	-	46.14	46.14	11	23	-	20	3
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO SA	ESPAÑA	FINANCIAL SERVICES	28.72	-	28.72	8	45	19	27	(1)
SOLARISBANK AG (2)	GERMANY	BANKING	-	17.59	17.59	39	1,434	1,368	90	(24)
TELEFONICA FACTORING ESPAÑA SA	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	4	81	67	7	8
TF PERU SAC	PERU	FINANCIAL SERVICES	-	24.30	24.30	1	5	1	3	1
JOINT VENTURES
ALTURA MARKETS SOCIEDAD DE VALORES SA	SPAIN	SECURITY DEALER	50.00	-	50.00	77	3,122	2,969	143	10
COMPAÑIA MEXICANA DE PROCESAMIENTO SA DE CV	MEXICO	SERVICES	-	50.00	50.00	8	16	-	15	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, (1)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	29	63	5	58	-
DESARROLLOS METROPOLITANOS DEL SUR, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	17	81	47	30	4
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (1)	MEXICO	REAL ESTATE	-	44.09	44.09	15	158	-	158	-
FIDEICOMISO F/402770-2 ALAMAR	MEXICO	REAL ESTATE	-	42.40	42.40	7	16	-	16	-
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	-	39.11	39.11	4	15	-	15	-
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	-	49.00	49.00	36	571	499	65	7
VITAMEDICA ADMINISTRADORA, S.A. DE C.V (1)	MEXICO	SERVICES	-	51.00	51.00	5	18	9	8	1

 (*)  In foreign companies the exchange rate of December 31, 2020 is applied.

 (1) Classified as Non-current asset in seld.

(2) The percentage of voting rights owned by the Group entities in this company is 22.22%

This Appendix is an integral part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX III. Changes and notifications of participations in the BBVA Group in 2020

Acquisitions or increases of interest ownership in consolidated subsidiaries

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective Date for the Transaction (or Notification Date)
ADQUIRA MEXICO SA DE CV	ACQUISITION	100.00	30-Sep-20
PROPEL VENTURE PARTNERS BRAZIL S.L.	CONSTITUTION	99.80	28-May-20
BBVA GLOBAL SECURITIES, B.V.	CONSTITUTION	100.00	07-Dec-20

(*)Variations of less than 0.1% have not been considered due to immateriality

Changes and notifications of participations in the BBVA Group in 2020 (continued)

Disposals or reduction of interest ownership in consolidated subsidiaries

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
CIDESSA UNO SL	MERGER	-	24-Nov-20
EL ENCINAR METROPOLITANO, S.A.	LIQUIDATION	-	1-Aug-20
DENIZEN GLOBAL FINANCIAL SAU	LIQUIDATION	-	25-Nov-20
FIDEICOMISO N.989 EN THE BANK OF NEW YORK MELLON SA INSTITUCION DE BANCA MULTIPLE FIDUCIARIO (FIDEIC.00989 6 EMISION)	MERGER	-	30-Sep-20
FIDEICOMISO Nº 847 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MERGER	-	30-Jun-20
BBVA CONSULTING ( BEIJING) LIMITED	LIQUIDATION	-	2-Dec-20
EL MILANILLO, S.A.	LIQUIDATION	-	27-Oct-20
F/403035-9 BBVA HORIZONTES RESIDENCIAL	DISPOSAL	-	31-Oct-20
HOLAMUNO AGENTE DE SEGUROS VINCULADO, S.L.U. IN LIQUIDATION	LIQUIDATION	-	14-Feb-20
HOLVI DEUTSCHLAND SERVICE GMBH (IN LIQUIDATION)	LIQUIDATION	-	14-Feb-20
ARRAHONA RENT, S.L.U.	LIQUIDATION	-	27-Jul-20
L'EIX IMMOBLES, S.L.	LIQUIDATION	-	27-Jul-20
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	LIQUIDATION	-	28-Jul-20
HABITATGES FINVER, S.L.	LIQUIDATION	-	28-Jul-20
HABITATGES JUVIPRO, S.L.	LIQUIDATION	-	28-Jul-20
CATALUNYACAIXA CAPITAL SA	MERGER	-	21-Sep-20
CLUB GOLF HACIENDA EL ALAMO, S.L.(IN LIQUIDATION)	LIQUIDATION	-	12-Aug-20
GESCAT SINEVA, S.L.	LIQUIDATION	-	29-Jul-20
GESCAT POLSKA SP ZOO	LIQUIDATION	-	12-Feb-20
EXPANSION INTERCOMARCAL SL	LIQUIDATION	-	28-Jul-20
NOIDIRI SL	LIQUIDATION	-	28-Jul-20
CAIXA MANRESA IMMOBILIARIA SOCIAL SL	LIQUIDATION	-	27-Jul-20

(*)Variations of less than 0.1% have not been considered due to immateriality

Changes and notifications of participations in the BBVA Group in 2020 (continued)

Business combinations and other acquisitions or increases of interest ownership in associates and joint-ventures accounted for under the equity method

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
ADQUIRA ESPAÑA, S.A.	CAPITAL REDUCTION	44.44	31-Mar-20
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA	ACQUISITION	44.09	18-Aug-20
BBVA ALLIANZ SEGUROS Y REASEGUROS, S.A.	CONSTITUTION	50.00	05-May-20
PLAY DIGITAL SA	CONSTITUTION	33.33	27-May-20

(*)Variations of less than 0.1% have not been considered due to immateriality

Changes and notifications of participations in the BBVA Group in 2020 (continued)

Disposal or reduction of interest ownership in associates and joint-ventures companies accounted for under the equity method

Company (*)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the transaction (or notification date)
CAJA DE EMI. CON GAR. DE ANUALIDADES DEBIDA POR EL ESTADO SA	LIQUIDATION	-	13-Oct-20
BATEC MOBILITY, S.L.	DISPOSAL	-	28-Jan-20
CAPIPOTA PRODUCTIONS S.L.	DISPOSAL	-	10-Dec-20
FIDEICOMISO DE ADMINISTRACION REDETRANS	DISPOSAL	-	18-Sep-20
SOCIEDADE ALTITUDE SOFTWARE-SISTEMA E SERVIÇOS SA	DISPOSAL	-	30-Dec-20
SOLARISBANK AG(1)	CAPITAL INCREASE	17.59	30-Sep-20
PLAY DIGITAL SA	DILUTION	13.00	15-Dec-20
NOVA LLAR SANT JOAN, S.A. IN LIQUIDATION	LIQUIDATION	-	03-Apr-20

(*)Variations of less than 0.1% have not been considered due to immateriality

(1)      The percentage of voting rights owned by the Group entities in this company is 22.22%

This Appendix is an integral part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2020

		% of voting rights controlled by the Bank
Company	Activity	Direct	Indirect	Total
BBVA BANCO CONTINENTAL SA	BANKING	-	46.12	46.12
BANCO PROVINCIAL SA - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
INVERSIONES BANPRO INTERNATIONAL INC NV	INVESTMENT COMPANY	48.00	-	48.01
PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	PENSION FUND MANAGEMENT	75.00	5.00	80.00
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	-	50.00	50.00
DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	-	75.54	75.54
GESTION DE PREVISION Y PENSIONES SA	PENSION FUND MANAGEMENT	60.00	-	60.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65.00	65.00
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SERVICES	-	51.00	51.00
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	BANKING	-	51.00	51.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	-	59.99	59.99
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	-	42.40	42.40
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SERVICES	-	51.00	51.00
GARANTI BBVA EMEKLILIK AS	SERVICES	-	84.91	84.91
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. IN LIQUIDATION	IN LIQUIDATION	-	60.00	60.00
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SERVICES	76.00	-	76.00
JALE PROCAM, S.L. (IN LIQUIDATION)	IN LIQUIDATION	-	50.00	50.00
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	BANKING	-	50.00	50.00

This Appendix is an integral part of Note 3 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX V. BBVA Group’s structured entities in 2020. Securitization funds

			Millions of Euros
Securitization fund (consolidated)	Company	Origination date	Total securitized exposures at the origination date	Total securitized exposures as of December 31, 2020 (*)
TDA 27 MIXTO, FTA	BBVA, S.A.	Dec-06	275	71
BBVA RMBS 16 FT	BBVA, S.A.	May-16	1,600	1,151
HIPOCAT 9 FTA	BBVA, S.A.	Nov-05	1,016	150
TDA TARRAGONA 1 FTA	BBVA, S.A.	Nov-07	397	85
BBVA RMBS15 FT	BBVA, S.A.	May-15	4,000	2,725
BBVA RMBS 5 FTA	BBVA, S.A.	May-08	5,000	2,043
TDA 22 MIXTO, FTA (UNNIM)	BBVA, S.A.	Dec-04	592	19
HIPOCAT 10 FTA	BBVA, S.A.	Jul-06	1,526	220
BBVA VELA SME 2020-1	BBVA, S.A.	Jun-20	1,245	957
TDA 19 MIXTO, FTA	BBVA, S.A.	Feb-04	600	18
BBVA CONSUMER AUTO 2020-1	BBVA, S.A.	Jun-20	1,100	1,100
BBVA RMBS 10 FTA	BBVA, S.A.	Jun-11	1,600	993
HIPOCAT 8 FTA	BBVA, S.A.	May-05	1,500	196
AYT HIP MIXTO V	BBVA, S.A.	Jul-06	120	26
BBVA RMBS 2 FTA	BBVA, S.A.	Mar-07	5,000	1,485
BBVA RMBS 18 FT	BBVA, S.A.	Nov-17	1,800	1,475
TDA 20 MIXTO, FTA	BBVA, S.A.	Jun-04	100	10
TDA 23 MIXTO, FTA	BBVA, S.A.	Mar-05	860	34
BBVA CONSUMO 9 FT	BBVA, S.A.	Mar-17	1,375	582
BBVA RMBS 14 FTA	BBVA, S.A.	Nov-14	700	406
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A.	Jun-05	100	13
BBVA RMBS 9 FTA	BBVA, S.A.	Apr-10	1,295	725
BBVA LEASING 2 FT	BBVA, S.A.	Jul-20	2,100	1,941
BBVA EMPRESAS 4 FTA	BBVA, S.A.	Jul-10	1,700	20
TDA 28 MIXTO, FTA	BBVA, S.A.	Jul-07	250	71
HIPOCAT 6 FTA	BBVA, S.A.	Sep-03	850	81
TDA 18 MIXTO, FTA	BBVA, S.A.	Nov-03	91	9
BBVA RMBS 3 FTA	BBVA, S.A.	Jul-07	3,000	1,222
BBVA CONSUMO 10 FT	BBVA, S.A.	Jul-19	2,000	1,945
BBVA LEASING 1 FTA	BBVA, S.A.	Jun-07	2,500	14
BBVA RMBS 11 FTA	BBVA, S.A.	Jun-12	1,400	875
BBVA RMBS 13 FTA	BBVA, S.A.	Jul-14	4,100	2,707
BBVA CONSUMO 8 FT	BBVA, S.A.	Jul-16	700	222
BBVA RMBS 12 FTA	BBVA, S.A.	Dec-13	4,350	2,735
BBVA CONSUMER AUTO 2018-1	BBVA, S.A.	Jun-18	800	557
BBVA RMBS 1 FTA	BBVA, S.A.	Feb-07	2,500	799
BBVA RMBS 19 FT	BBVA, S.A.	Nov-19	2,000	1,852
BBVA-6 FTPYME FTA	BBVA, S.A.	Jun-07	1,500	5
GAT VPO (UNNIM)	BBVA, S.A.	Jun-09	780	48
HIPOCAT 11 FTA	BBVA, S.A.	Mar-07	1,628	237
BBVA RMBS 17 FT	BBVA, S.A.	Nov-16	1,800	1,340
HIPOCAT 7 FTA	BBVA, S.A.	Jun-04	1,400	165

(*) Solvency scope.

APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2020, 2019 and 2018

Outstanding as of December 31, 2020, 2019 and 2018 of subordinated issues

		Millions of Euros
Issuer entity and issued date	Currency	December 2020	December 2019	December 2018	Prevailing Interest Rate as of December 31, 2020	Maturity Date
Issues in Euros
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-08	EUR	125	125	125	6.03%	03-Mar-33
July-08	EUR	100	100	100	6.20%	04-Jul-23
February-14	EUR	-	-	1,500	7.00%	Perpetual
April-14	EUR	-	-	1,494	3.50%	11-Apr-24
February-15	EUR	-	1,500	1,500	6.75%	Perpetual
April-16	EUR	1,000	1,000	1,000	8.88%	Perpetual
February-17	EUR	1,000	1,000	1,000	3.50%	10-Feb-27
February-17	EUR	165	165	165	4.00%	24-Feb-32
May-17	EUR	150	150	150	2.54%	24-May-27
May-17	EUR	500	500	500	5.88%	Perpetual
September-18	EUR	1,000	1,000	990	5.88%	Perpetual
February-19	EUR	750	750	-	2.58%	22-Feb-29
March-19	EUR	1,000	1,000	-	6.00%	Perpetual
January-20	EUR	994	-	-	1.00%	16-Jan-30
July-20	EUR	1,000	-	-	6.00%	Perpetual
Different issues	EUR	330	379	384
Subtotal	EUR	8,113	7,668	8,906
Total issued in Euros	EUR	8,113	7,668	8,906

(*)   The issuances of BBVA Subordinated Capital, S.A.U. are jointly, severally and unconditionally guaranteed by the Bank.

Outstanding as of December 31, 2020, 2019 and 2018 of subordinated issues (continued)

		Millions of Euros			Prevailing Interest Rate as of December 31, 2020
Issuer entity and issued date	Currency	December 2020	December 2019	December 2018		Maturity Date
Issues in foreign currency
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-17	USD	98	107	105	5.70%	31-Mar-32
November-17	USD	815	890	873	6.13%	Perpetual
May-18	USD	243	265	260	5.25%	29-May-33
September-19	USD	815	890	-	6.50%	Perpetual
Subtotal	USD	1,970	2,152	1,238
May-17	CHF	19	18	18	1.60%	24-May-27
Subtotal	CHF	19	18	18
July-20	GBP	334	-	-	3.10%	15-Jul-31
Subtotal	GBP	334	-	-
BBVA GLOBAL FINANCE LTD
December-95	USD	162	177	169	7.00%	01-Dec-25
Subtotal	USD	162	177	169
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
April-10	USD	-	667	874	7.25%	22-Apr-20
March-11	USD	612	667	1,092	6.50%	10-Mar-21
July-12	USD	1,223	1,333	1,311	6.75%	30-Sep-22
November-14	USD	163	178	175	5.35%	12-Nov-29
January-18	USD	815	889	874	5.13%	18-Jan-33
September-19	USD	612	667	-	5.88%	13-Sep-34
Subtotal	USD	3,425	4,401	4,325
BBVA URUGUAY
Different issues	USD	-	2	-
Subtotal	USD	-	2	-
BBVA PARAGUAY S.A. (**)	-	-	-	-	0.00%
November-14	USD	16	18	19	6.75%	05-Nov-21
November-15	USD	20	22	23	6.70%	18-Nov-22
Subtotal	USD	37	40	42
BBVA USA (**)
March-05	USD	-	203	199	5.50%	01-Apr-20
March-06	USD	58	63	62	5.90%	01-Apr-26
April-15	USD	570	623	611	3.88%	10-Apr-25
Subtotal	USD	628	889	872

(*)   The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank.

 (**) The amount of 2020 is recorded under the heading “Liabilities included in disposal groups classified as held for sale”.

Outstanding as of December 31, 2020, 2019 and 2018 of subordinated issues

		Millions of Euros
Issuer entity and issued date (continued)	Currency	December 2020	December 2019	December 2018	Prevailing Interest Rate as of December 31, 2020	Maturity Date
BBVA COLOMBIA S.A.
September-11	COP	25	29	28	4.45%	19-Sep-21
September-11	COP	37	42	42	4.70%	19-Sep-26
February-13	COP	47	54	53	3.60%	19-Feb-23
February-13	COP	39	45	44	3.89%	19-Feb-28
November-14	COP	21	24	24	4.38%	26-Nov-29
November-14	COP	30	34	43	4.50%	26-Nov-34
Subtotal	COP	200	229	234
April-15	USD	324	333	332	4.88%	21-Apr-25
Subtotal	USD	324	333	332
BBVA BANCO CONTINENTAL S.A.
June-07	PEN	18	22	20	3.47%	18-Jun-32
November-07	PEN	16	19	18	3.56%	19-Nov-32
July-08	PEN	15	17	16	3.06%	08-Jul-23
September-08	PEN	16	18	17	3.09%	09-Sep-23
December-08	PEN	9	11	10	4.19%	15-Dec-33
Subtotal	PEN	74	87	82
May-07	USD	16	18	17	6.00%	14-May-27
February-08	USD	17	18	18	6.47%	28-Feb-28
October-13	USD	37	41	40	6.53%	02-Oct-28
September-14	USD	257	269	252	5.25%	22-Sep-29
Subtotal	USD	327	346	328
GARANTI BBVA AS
May-17	USD	607	664	652	6.13%	24-May-27
Subtotal	USD	607	664	652
October-19	TRY	28	38	-	16.00%	07-Oct-29
February-20	TRY	82	-	-	17.95%	14-Feb-30
Subtotal	TRY	110	38	-
Total issues in other currencies (millions of Euros)		8,217	9,376	8,292

Outstanding as of December 31, 2020, 2019 and 2018 of subordinated issues (Millions of euros)

	December 2020		December 2019		December 2018
Issuer entity and issued date	Currency	Amount Issued	Currency	Amount Issued	Currency	Amount Issued
BBVA COLOMBIA S.A.
December-93	COP	-	COP	20	COP	19
BBVA International Preferred, S.A.U.
July-07	GBP	35	GBP	37	GBP	35
PHOENIX LOAN HOLDINGS INC.
November-00	USD	17	USD	19	USD	18
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS SAU
August-05	EUR	74	EUR	28	EUR	52
CAIXASABADELL PREFERENTS S.A.
July-06	EUR	85	EUR	56	EUR	56

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2020, 2019 and 2018

December 2020 (Millions of Euros)
	USD	Mexican pesos	Turkish lira	Other foreign currencies	Total foreign currencies
Assets
Cash, cash balances at central banks and other demand deposits	16,615	4,847	772	4,130	26,365
Financial assets held for trading	5,114	22,154	359	6,112	33,740
Non- trading financial assets mandatorily at fair value through profit or loss	883	3,369	7	291	4,549
Financial assets at fair value through comprehensive income	7,073	7,723	2,489	8,087	25,373
Financial assets at amortized cost	39,841	53,184	26,810	38,036	157,871
Joint ventures and associates	5	14	-	246	265
Tangible assets	15	1,819	858	852	3,544
Other assets	83,406	2,053	1,191	2,009	88,658
Total	152,953	95,163	32,486	59,764	340,366
Liabilities
Financial liabilities held for trading	4,562	18,489	471	772	24,295
Financial liabilities at amortized cost	67,165	54,429	18,930	43,468	183,993
Other liabilities	78,724	6,662	687	7,393	93,466
Total	150,452	79,580	20,088	51,633	301,753

December 2019 (Millions of Euros)
	USD	Mexican pesos	Turkish lira	Other foreign currencies	Total foreign currencies
Assets
Cash, cash balances at central banks and other demand deposits	16,930	4,414	499	5,330	27,173
Financial assets held for trading	5,549	18,543	242	5,257	29,591
Non- trading financial assets mandatorily at fair value through profit or loss	900	3,509	4	116	4,529
Financial assets at fair value through comprehensive income	14,269	6,178	2,748	5,541	28,735
Financial assets at amortized cost	107,865	56,963	29,125	35,906	229,859
Joint-ventures and associates	5	20	-	252	277
Tangible assets	921	2,214	1,050	1,026	5,211
Other assets	1,946	2,147	1,174	5,508	10,775
Total	148,384	93,989	34,842	58,934	336,149
Liabilities
Financial liabilities held for trading	4,063	16,064	170	2,465	22,762
Financial liabilities at amortized cost	136,661	54,733	20,681	36,758	248,834
Other liabilities	5,555	6,757	881	8,172	21,365
Total	146,280	77,555	21,732	47,394	292,961

December 2018 (Millions of Euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	15,184	6,869	476	5,547	28,076
Financial assets held for trading	3,133	15,500	366	3,614	22,614
Non- trading financial assets mandatorily at fair value through profit or loss	650	2,303	3	58	3,014
Financial assets at fair value through comprehensive income	16,566	4,704	3,031	2,931	27,232
Financial assets at amortized cost	101,366	47,550	28,094	34,075	211,085
Joint-ventures and associates	5	54	-	267	326
Tangible assets	670	1,964	1,007	850	4,490
Other assets	3,444	2,911	1,361	2,879	10,595
Total	141,019	81,856	34,336	50,221	307,433

Liabilities	-	-	-	-	-
Financial liabilities held for trading	2,372	13,626	360	1,507	17,864
Financial liabilities at amortized cost	136,307	48,169	20,878	37,342	242,696
Other liabilities	3,874	6,081	750	7,200	17,904
Total	142,552	67,876	21,987	46,049	278,464

This Appendix is an integral part of Notes 2.2.15 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX VIII.     Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a) Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of December 31, 2020, 2019 and 2018 is as follows:

	DECEMBER 2020 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	67	77	69	62	45	-	15
Other financial corporations and individual entrepreneurs (financial business)	519	10	22	2	2	-	4
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	111.648	5,592	11.343	3,182	1,911	33	3,128
Of which: financing the construction and property (including land)	624	500	1,081	622	370	8	420
Other households (*)	261,097	1,782	86,643	5,992	4,379	27	1,712
Total	373,331	7,460	98,077	9,239	6,337	60	4,859

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	39	36	29	20	14	-	12
Other financial corporations and individual entrepreneurs (financial business)	283	5	11	1	1	-	3
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	67.588	3,470	6.880	1,939	916	21	2,727
Of which: financing the construction and property (including land)	469	216	674	408	197	8	311
Other households (*)	113,013	765	37,063	2,805	1,820	8	1,358
Total	180,923	4,274	43,983	4,765	2,750	30	4,100

(*)  Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2019 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	73	93	64	64	49	-	11
Other financial corporations and individual entrepreneurs (financial business)	387	8	62	4	3	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	68,121	5,085	18,283	3,646	1,810	178	3,252
Of which: financing the construction and property (including land)	1.131	400	1,314	688	393	32	428
Other households (*)	173,403	1,510	67,513	5,827	4,414	33	1,519
Total	241,984	6,696	85,922	9,541	6,276	211	4,788

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	45	41	30	21	16	-	7
Other financial corporations and individual entrepreneurs (financial business)	241	6	30	2	1	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	39.380	3,148	11.706	2,466	1,020	50	2,923
Of which: financing the construction and property (including land)	819	321	790	445	210	4	392
Other households (*)	96,429	758	34,463	2,908	2,096	17	1,229
Total	136,095	3,954	46,229	5,396	3,044	67	4,164

(*)  Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2018 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	75	111	46	64	52	-	15
Other financial corporations and individual entrepreneurs (financial business)	252	13	29.360	5	3	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	44.271	4,483	15,493	4,177	2,200	221	3,148
Of which: financing the construction and property (including land)	734	258	1,627	962	501	12	517
Other households (*)	193.061	1,326	355.466	6,990	5,083	150	1,716
Total	237.659	5,933	400,365	11,236	7,338	371	4,885

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	46	65	12	16	8	-	10
Other financial corporations and individual entrepreneurs (financial business)	133	4	29.320	4	2	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	25.420	2,723	9,922	2,777	1,192	100	2,773
Of which: financing the construction and property (including land)	631	200	1,145	656	254	1	477
Other households (*)	116.916	741	42.403	3,673	2,435	26	1,414
Total	142.515	3,533	81,657	6,470	3,636	126	4,202

(*)  Number of operations does not include Garanti BBVA.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2020, 2019 and 2018:

Forbearance operations. Breakdown by segments (Millions of Euros)
	December 2020	December 2019	December 2018
Credit institutions	-	-	-
Central governments	124	147	160
Other financial corporations and individual entrepreneurs (financial activity)	8	6	13
Non-financial corporations and individual entrepreneurs (non-financial activity)	5,645	5,479	5,512
Of which: Financing the construction and property development (including land)	701	660	702
Households	6,062	5,818	6,600
Total carrying amount	11,840	11,450	12,284
Financing classified as non-current assets and disposal groups held for sale	858	42	-

NPL ratio by type of renegotiated loan

The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of December 31, 2020 and December 31, 2019, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

December 2020. NPL ratio renegotiated loan portfolio
Ratio of impaired loans - past due
General governments	40%
Commercial	62%
Of which: Construction and developer	56%
Other consumer	46%
December 2019. NPL ratio renegotiated loan portfolio
Ratio of impaired loans - past due
General governments	39%
Commercial	64%
Of which: Construction and developer	70%
Other consumer	50%

b) Qualitative information on the concentration of risk by activity and guarantees

Loans and advances to customers by activity (carrying amount)

December 2020 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	19,718	372	1,451	390	546	135	714	39
Other financial institutions and individual entrepreneurs	17,662	200	9,596	166	1,585	2,610	5,146	289
Non-financial institutions and individual entrepreneurs	143,693	23,686	4,082	8,294	7,162	4,467	3,200	4,646
Construction and property development	4,379	3,244	82	1,048	1,015	678	263	321
Construction of civil works	6,810	641	279	274	194	97	48	306
Other purposes	132,504	19,801	3,721	6,972	5,953	3,691	2,888	4,019
Large companies	79,595	6,648	1,920	2,561	1,811	1,242	1,012	1,943
SMEs (**) and individual entrepreneurs	52,909	13,154	1,801	4,411	4,142	2,449	1,877	2,076
Rest of households and NPISHs (***)	137,870	92,555	1,836	19,606	24,126	27,130	15,463	8,066
Housing	94,098	90,756	131	18,743	23,719	26,817	13,960	7,648
Consumption	39,442	418	1,521	246	190	139	1,245	118
Other purposes	4,331	1,381	184	617	216	174	257	301
TOTAL	318,943	116,813	16,966	28,456	33,419	34,343	24,522	13,039
MEMORANDUM ITEM:
Forbearance operations (****)	11,840	7,271	74	1,350	1,408	1,587	1,165	1,834

(*)       The amounts included in this table are net of loss allowances.

(**)       Small and medium enterprises.

(***)      Nonprofit institutions serving households.

(****)     Net of provisions.

December 2019 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	29,257	1,067	10,886	4,914	1,510	1,077	3,651	801
Other financial institutions and individual entrepreneurs	23,114	281	13,699	1,856	219	103	11,688	115
Non-financial institutions and individual entrepreneurs	176,474	26,608	30,313	22,901	10,082	8,478	5,270	10,190
Construction and property development	15,171	4,497	2,114	2,313	1,765	1,476	457	600
Construction of civil works	7,146	756	468	499	248	152	106	219
Other purposes	154,157	21,355	27,731	20,089	8,069	6,850	4,707	9,371
Large companies	104,661	8,665	19,058	12,647	3,620	3,828	2,727	4,901
SMEs (**) and individual entrepreneurs	49,496	12,690	8,673	7,442	4,449	3,022	1,980	4,470
Rest of households and NPISHs (***)	167,117	108,031	5,582	23,057	27,714	32,625	20,529	9,688
Housing	110,178	104,796	2,332	20,831	26,639	31,707	18,701	9,250
Consumption	46,356	507	2,075	450	316	174	1,502	140
Other purposes	10,583	2,728	1,175	1,776	759	744	326	298
TOTAL	395,962	135,987	60,480	52,728	39,525	42,283	41,138	20,794
MEMORANDUM ITEM:
Forbearance operations (****)	11,450	7,396	256	1,547	1,427	1,572	1,247	1,859

(*)       The amounts included in this table are net of loss allowances.

(**)       Small and medium enterprises.

(***)      Nonprofit institutions serving households.

(****)     Net of provisions.

December 2018 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	30,488	1,056	7,750	1,729	1,856	1,119	3,514	588
Other financial institutions and individual entrepreneurs	20,802	233	12,549	1,167	221	93	11,209	92
Non-financial institutions and individual entrepreneurs	173,493	29,001	32,371	25,211	11,121	9,793	5,087	10,160
Construction and property development	14,323	5,226	2,539	1,979	2,556	2,140	486	605
Construction of civil works	7,775	1,082	620	703	285	195	200	319
Other purposes	151,394	22,694	29,212	22,529	8,281	7,459	4,401	9,235
Large companies	97,132	9,912	19,069	13,918	3,979	4,019	2,245	4,820
SMEs (**) and individual entrepreneurs	54,262	12,782	10,143	8,611	4,302	3,440	2,156	4,416
Rest of households and NPISHs (***)	163,068	109,578	5,854	21,974	27,860	33,200	21,490	10,908
Housing	111,007	105,817	2,419	19,981	26,384	32,122	19,345	10,404
Consumption	40,124	522	2,600	489	587	306	1,597	142
Other purposes	11,938	3,239	835	1,505	888	772	547	362
TOTAL	387,850	139,868	58,524	50,082	41,058	44,206	41,300	21,747
MEMORANDUM ITEM:
Forbearance operations (****)	12,284	8,325	523	1,508	1,421	1,769	1,527	2,623

(*)       The amounts included in this table are net of loss allowances.

(**)       Small and medium enterprises.

(***)      Nonprofit institutions serving households.

(****)     Net of provisions.

The information on the main geographic area is as follows:

December 2020 (Millions of Euros) BBVA, S.A.
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	13,621	318	500	75	176	50	511	6
Other financial institutions and individual entrepreneurs	13,650	162	9,301	34	1,418	2,600	5,138	274
Non-financial institutions and individual entrepreneurs	79,490	10,561	1,965	4,479	3,766	1,961	1,001	1,318
Construction and property development	2,007	1,831	18	789	628	290	90	52
Construction of civil works	4,575	586	264	258	189	88	41	274
Other purposes	72,907	8,144	1,682	3,431	2,950	1,583	870	992
Large companies	47,373	2,473	692	1,011	895	530	221	509
SMEs (**) and individual entrepreneurs	25,534	5,671	990	2,421	2,055	1,053	649	484
Rest of households and NPISHs (***)	90,376	74,201	372	16,173	19,714	21,424	10,489	6,773
Housing	75,166	73,087	112	15,859	19,433	21,181	10,260	6,466
Consumption	12,149	88	163	62	71	77	12	29
Other purposes	3,061	1,026	96	252	210	166	217	278
TOTAL	197,137	85,243	12,137	20,761	25,074	26,036	17,139	8,371
MEMORANDUM ITEM:
Forbearance operations (****)	7,818	5,663	40	991	982	1,186	860	1,683

(*)       The amounts included in this table are net of loss allowances.

(**)      Small and medium enterprises

(***)    Nonprofit institutions serving households.

(****)   Net of provisions.

December 2020 (Millions of Euros) BBVA Mexico
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	4,668	53	938	315	369	85	203	19
Other financial institutions and individual entrepreneurs	2,480	18	8	7	5	4	2	7
Non-financial institutions and individual entrepreneurs	21,609	5,459	539	2,087	1,492	933	768	718
Construction and property development	850	746	18	152	225	237	98	53
Construction of civil works	103	17	2	10	3	3	1	1
Other purposes	20,657	4,697	519	1,926	1,264	693	669	664
Large companies	11,611	1,469	190	652	425	160	130	292
SMEs (**) and individual entrepreneurs	9,045	3,228	329	1,273	839	533	539	372
Rest of households and NPISHs (***)	21,699	10,364	2	1,096	2,142	4,357	2,546	224
Housing	10,065	10,060	-	792	2,140	4,357	2,546	224
Consumption	11,320	-	2	-	2	-	-	-
Other purposes	313	304	-	304	-	-	-	-
TOTAL	50,456	15,894	1,487	3,505	4,008	5,379	3,519	969
MEMORANDUM ITEM:
Forbearance operations (****)	817	669	-	72	96	244	192	64

(*)       The amounts included in this table are net of loss allowances.

(**)     Small and medium enterprises

(***)    Nonprofit institutions serving households.

(****)   Net of provisions.

December 2020 (Millions of Euros) Garanti BBVA
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	176	1	-	-	1	-	-	-
Other financial institutions and individual entrepreneurs	743	18	2	15	1	3	2	-
Non-financial institutions and individual entrepreneurs	21,559	4,162	466	847	1,453	1,140	454	734
Construction and property development	897	334	36	62	113	110	36	49
Construction of civil works	1,810	-	-	-	-	-	-	-
Other purposes	18,852	3,828	429	785	1,340	1,030	417	685
Large companies	10,345	1,447	109	401	375	425	100	254
SMEs (**) and individual entrepreneurs	8,506	2,380	321	384	965	604	317	431
Rest of households and NPISHs (***)	9,895	2,036	24	873	1,034	129	23	1
Housing	2,358	1,987	-	857	1,016	104	9	1
Consumption	7,335	31	24	13	15	21	7	-
Other purposes	202	18	-	4	3	4	7	-
TOTAL	32,372	6,217	492	1,734	2,489	1,271	478	735
MEMORANDUM ITEM:
Forbearance operations (****)	1,911	417	2	121	174	73	23	27

(*)       The amounts included in this table are net of loss allowances.

(**)     Small and medium enterprises

(***)    Nonprofit institutions serving households.

(****)   Net of provisions.

December 2020 (Millions of Euros) Other Entities
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	1,253	-	14	-	-	-	-	14
Other financial institutions and individual entrepreneurs	789	2	285	110	162	3	4	7
Non-financial institutions and individual entrepreneurs	21,036	3,504	1,113	882	451	433	977	1,875
Construction and property development	625	333	10	46	50	41	40	167
Construction of civil works	322	38	12	6	2	6	5	31
Other purposes	20,089	3,133	1,091	830	399	386	932	1,677
Large companies	10,266	1,258	930	497	116	127	560	888
SMEs (**) and individual entrepreneurs	9,823	1,875	161	333	283	259	372	789
Rest of households and NPISHs (***)	15,900	5,954	1,438	1,464	1,236	1,220	2,405	1,068
Housing	6,507	5,622	19	1,235	1,130	1,175	1,145	957
Consumption	8,638	298	1,332	171	102	41	1,227	89
Other purposes	754	33	87	58	3	5	32	23
TOTAL	38,978	9,460	2,851	2,456	1,848	1,657	3,386	2,964
MEMORANDUM ITEM:
Forbearance operations (****)	1,293	522	32	166	156	84	90	60

(*)       The amounts included in this table are net of loss allowances.

(**)     Small and medium enterprises

(***)    Nonprofit institutions serving households.

(****)   Net of provisions.

c) Information on the concentration of risk by activity and geographical areas

December 2020 (Millions of Euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	142,475	44,287	31,005	39,897	27,286
General governments	125,311	61,944	12,660	37,756	12,951
Central Administration	103,104	46,614	12,324	31,477	12,689
Other	22,207	15,330	336	6,279	262
Other financial institutions	48,434	14,727	11,773	15,640	6,294
Non-financial institutions and individual entrepreneurs	202,708	74,560	23,783	60,245	44,120
Construction and property development	8,182	3,384	202	1,899	2,697
Construction of civil works	10,385	5,275	1,349	1,183	2,578
Other purposes	184,141	65,901	22,232	57,163	38,845
Large companies	125,847	39,272	21,610	37,904	27,061
SMEs and individual entrepreneurs	58,294	26,629	622	19,259	11,784
Other households and NPISHs	138,544	88,633	2,882	36,690	10,339
Housing	94,098	73,383	1,747	16,262	2,706
Consumer	39,442	12,117	719	19,264	7,342
Other purposes	5,004	3,133	416	1,164	291
TOTAL	657,472	284,151	82,103	190,228	100,990

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of loss allowances.

December 2019 (Millions of Euros)
	TOTAL (*)	Spain	European Union Other	America	Other
Credit institutions	108,728	23,045	40,204	31,717	13,762
General governments	134,915	56,464	9,861	57,174	11,416
Central Administration	96,639	39,573	9,505	36,287	11,274
Other	38,276	16,891	356	20,887	142
Other financial institutions	52,281	13,822	19,763	15,736	2,960
Non-financial institutions and individual entrepreneurs	231,964	70,753	25,932	92,178	43,101
Construction and property development	18,915	3,538	361	11,688	3,328
Construction of civil works	10,607	5,403	1,303	1,431	2,470
Other purposes	202,442	61,812	24,268	79,059	37,303
Large companies	147,573	37,393	23,279	61,838	25,063
SMEs and individual entrepreneurs	54,869	24,419	989	17,221	12,240
Other households and NPISHs	167,379	90,829	3,180	62,098	11,272
Housing	110,178	75,754	725	30,557	3,142
Consumer	46,358	11,954	675	25,897	7,832
Other purposes	10,843	3,121	1,780	5,644	298
TOTAL	695,267	254,913	98,940	258,903	82,511

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of loss allowances.

December 2018 (Millions of Euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	113,306	35,719	33,355	31,085	13,147
General governments	123,340	53,664	11,061	50,092	8,523
Central Administration	87,610	35,691	10,756	32,735	8,428
Other	35,730	17,973	305	17,357	95
Other financial institutions	48,931	13,776	17,887	15,335	1,933
Non-financial institutions and individual entrepreneurs	226,422	70,523	24,534	87,417	43,948
Construction and property development	17,697	3,497	244	10,113	3,843
Construction of civil works	11,429	5,789	1,535	1,762	2,343
Other purposes	197,296	61,237	22,755	75,542	37,762
Large companies	137,086	36,951	22,083	53,422	24,630
SMEs and individual entrepreneurs	60,210	24,286	672	22,120	13,132
Other households and NPISHs	163,442	91,976	3,383	56,777	11,306
Housing	111,007	78,414	765	28,034	3,794
Consumer	40,123	10,303	629	22,036	7,155
Other purposes	12,312	3,259	1,989	6,707	357
TOTAL	675,441	265,658	90,220	240,706	78,857

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given and contingent risks”. The amounts included in this table are net of loss allowances.

This Appendix is an integral part of Note 7.2.7 of the consolidated financial statements for the year ended December 31, 2020.

APPENDIX IX. Additional information on risk concentration

a)      Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2020, 2019 and 2018 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive  income, loss allowances or loan-loss provisions:

Risk exposure by countries (Millions of Euros)
	Sovereign risk
	December 2020	December 2019	December 2018
Spain	60,916	55,575	52,970
Italy	10,270	7,810	9,249
Turkey	7,578	7,999	7,998
Portugal	1,067	924	529
Germany	342	224	362
France	108	93	122
Netherlands	-	1	9
Romania	459	480	493
Rest of Europe	244	185	248
Subtotal Europe	80,984	73,291	71,981
Mexico	31,237	32,630	26,562
The United States	14,217	19,802	18,645
Colombia	1,466	1,828	2,577
Argentina	1,539	1,557	628
Peru	706	582	750
Venezuela	21	7	1
Rest of countries	5,559	3,726	955
Subtotal rest of countries	54,746	60,131	50,118
Total exposure to financial instruments	135,729	133,421	122,099

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

The table below provides a breakdown of the exposure of the Group’s credit institutions to sovereign risk as of December 31, 2020 by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

Exposure to Sovereign Risk by European Union Countries. December 2020 (Millions of Euros)
	Debt securities	Loans and advances	Derivatives						Total	%
			Direct exposure			Indirect exposure
			Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	33,689	12,712	419	19	(10)	(1,030)	37	(21)	45,814	41%
Italy	7,612	112	-	-	-	(1,550)	15	(32)	6,155	6%
Portugal	(230)	130	-	-	(53)	211	3	(2)	59	0%
Germany	159	-	-	-	-	295	3	(1)	456	0%
France	(747)	26	-	-	-	773	6	(3)	55	0%
Netherlands	-	-	-	-	-	-	-	-	-	0%
Romania	459	-	-	-	-	-	-	-	459	0%
Rest of European Union	(573)	35	285	1	(5)	197	4	(1)	(57)	0%
Total Exposure to Sovereign Counterparties (European Union)	40,369	13,014	704	20	(68)	(1,105)	67	(59)	52,942	48%
Mexico	19,215	4,671	2,798	3	(148)	(3)	-	-	26,535	24%
The United States	14,133	-	25	2	-	-	42	(42)	14,161	13%
Turkey	7,366	181	-	-	-	-	-	-	7,547	7%
Rest of other countries	6,974	2,161	-	11	-	416	40	(4)	9,597	9%
Total other countries	47,688	7,012	2,823	16	(148)	413	82	(46)	57,840	52%
Total	88,057	20,026	3,527	36	(216)	(693)	149	(104)	110,782	100%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of European countries of the Group’s insurance companies (€10,917 million as of December 31, 2020) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

This Annex forms an integral part of Note 7.2.8 of the consolidated Annual Accounts for the year 2020.

b)     Concentration of risk on activities in the real-estate market in Spain

Quantitative information on activities in the real-estate market in Spain

Lending for real estate development of the loans as of December 31, 2020, 2019 and 2018 is shown below:

December 2020. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn over the guarantee value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	2,565	650	(281)
Of which: Impaired assets	473	213	(230)
Memorandum item:
Write-offs	2,288
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	162,600
Total consolidated assets (total business) (book value)	736,176
Impairment and provisions for normal exposures	(4,909)

December 2019. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn over the guarantee value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	2,649	688	(286)
Of which: Impaired assets	567	271	(252)
Memorandum item:
Write-offs	2,265
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	185,893
Total consolidated assets (total business) (book value)	697,737
Impairment and provisions for normal exposures	(4,934)

December 2018. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount	Drawn over the guarantee value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	3,183	941	(537)
Of which: Impaired assets	875	440	(463)
Memorandum item:
Write-offs	2,619
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	183,196
Total consolidated assets (total business) (book value)	675,675
Impairment and provisions for normal exposures	(4,938)

The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	2020	2019	2018
Without secured loan	372	298	324
With secured loan	2,193	2,351	2,859
Terminated buildings	1,307	1,461	1,861
Homes	991	1,088	1,382
Other	316	373	479
Buildings under construction	614	545	432
Homes	430	348	408
Other	184	197	24
Land	272	345	566
Urbanized land	143	240	364
Rest of land	129	105	202
Total	2,565	2,649	3,183

As of December 31, 2020, 2019 and 2018, 51.0%, 55.2% and 58.5%, of loans to developers were guaranteed with buildings (75.8%, 74.5% and 74.3% are homes), and only 10.6%, 13.0%, and 17.8% by land, of which 52.6%, 69.6% and 64.3% are in urban locations, respectively.

The table below provides the breakdown of the financial guarantees given as of December 31, December 31, 2020, 2019 and 2018:

Financial guarantees given (Millions of Euros)
	2020	2019	2018
Houses purchase loans	58	44	48
Without mortgage	5	5	24

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, December 31, 2020, 2019 and 2018 is as follows:

December 2020. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	74,689	2,841
Without mortgage	1,693	20
With mortgage	72,996	2,821

December 2019. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase. (Millions of Euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	76,961	2,943
Without mortgage	1,672	22
With mortgage	75,289	2,921

December 2018. Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase. (Millions of Euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	80,159	3,852
Without mortgage	1,611	30
With mortgage	78,548	3,822

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount 2020	15,197	18,891	20,716	10,624	7,568	72,996
Of which: Impaired loans	170	294	426	470	1,461	2,821
Gross amount 2019	15,105	19,453	20,424	11,827	8,480	75,289
Of which: Impaired loans	182	313	506	544	1,376	2,921
Gross amount 2018	14,491	18,822	21,657	13,070	10,508	78,548
Of which: Impaired loans	204	323	507	610	2,178	3,822

Outstanding home mortgage loans as of December 31, 2020, 2019 and 2018 had an average LTV of 46% 47% and 49% respectively.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	December 2020
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	913	(486)	(234)	427
Terminated buildings	363	(144)	(60)	219
Homes	212	(75)	(33)	137
Other	151	(69)	(27)	82
Buildings under construction	30	(21)	(10)	9
Homes	29	(20)	(10)	9
Other	1	(1)	-	-
Land	520	(321)	(164)	199
Urbanized land	485	(303)	(150)	182
Rest of land	35	(18)	(14)	17
Real estate assets from mortgage financing for households for the purchase of a home	1,128	(593)	(163)	535
Rest of foreclosed real estate assets	481	(259)	(48)	222
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,310	(450)	(412)	860
Total	3,832	(1,788)	(857)	2,044

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	December 2019
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	1,048	(555)	(266)	493
Terminated buildings	378	(150)	(58)	228
Homes	221	(81)	(33)	140
Other	157	(69)	(25)	88
Buildings under construction	79	(44)	(24)	35
Homes	78	(43)	(24)	35
Other	1	(1)	-	-
Land	591	(361)	(184)	230
Urbanized land	547	(338)	(167)	209
Rest of land	44	(23)	(17)	21
Real estate assets from mortgage financing for households for the purchase of a home	1,192	(612)	(153)	580
Rest of foreclosed real estate assets	451	(233)	(37)	218
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,380	(293)	(255)	1,087
Total	4,071	(1,693)	(711)	2,378

Information about assets received in payment of debts (Business in Spain) (Millions of Euros)
	December 2018
	Gross value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	2,165	(1,252)	(828)	913
Finished buildings	991	(445)	(274)	546
Homes	588	(245)	(144)	343
Other	403	(200)	(130)	203
Buildings under construction	209	(131)	(96)	78
Homes	194	(117)	(85)	77
Other	15	(14)	(11)	1
Land	965	(676)	(458)	289
Urbanized land	892	(633)	(421)	259
Rest of land	73	(43)	(37)	30
Real estate assets from mortgage financing for households for the purchase of a home	1,797	(932)	(331)	865
Rest of foreclosed real estate assets	348	(192)	(40)	156
Foreclosed equity instruments	1,345	(234)	(234)	1,111
Total	5,655	(2,610)	(1,433)	3,045

Additionally, in December 2018, there was an increase of BBVA, S.A.’s stake in Garanti Yatirim Ortakligi AS through its contribution to the capital increase carried out by the latter entity.

As of December 31, 2020, 2019 and 2018, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €913, €1,048 and €2,165 million, respectively, with an average coverage ratio of 53.2%, 53.0%, and 57.8% respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2020, 2019 and 2018, amounted to €1,128, €1,192 and €1,797 million, respectively, with an average coverage ratio of 52.6%, 51.3%, and 51.9%.

As of December 31, 2020, 2019 and 2018, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €2,522, €2,691 and €4,310 million, respectively. The coverage ratio was 53.1%, 52.0% and 55.1%, respectively.

This Appendix is an integral part of Note 7 of the consolidated financial statements for the year ended December 31, 2020.

c)      Concentration of risk by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. As of December 31, 2020, 2019 and 2018 it does not take into account loss allowances or loan-loss provisions:

Risks by geographical areas. December 2020 (Millions of Euros)
	Spain	Europe, excluding Spain	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	8,419	17,811	2,292	8,350	349	2,162	800	40,183
Equity instruments (*)	2,196	9,627	3,197	925	65	260	420	16,690
Debt securities	56,552	18,932	29,392	5,097	7,466	5,907	6,287	129,632
Central banks	-	-	-	-	-	2,535	100	2,635
General governments	48,765	12,320	26,567	2,412	7,449	2,547	4,641	104,701
Credit institutions	1,680	2,383	1,542	214	14	205	681	6,718
Other financial corporations	5,466	1,804	404	897	2	439	163	9,175
Non-financial corporations	641	2,426	879	1,574	-	180	702	6,402
Loans and advances	168,849	53,038	57,787	8,335	40,373	39,081	9,996	377,459
Central banks	1,301	37	235	204	3,408	1,060	37	6,282
General governments	12,712	328	4,671	-	181	1,401	732	20,026
Credit institutions	644	25,273	2,888	1,477	217	830	3,794	35,122
Other financial corporations	3,742	11,024	2,489	946	1,165	756	723	20,845
Non-financial corporations	55,314	13,078	22,878	5,670	23,963	18,215	4,573	143,691
Households	95,136	3,298	24,626	38	11,439	16,819	137	151,493
Total risk in financial assets	236,016	99,408	92,667	22,706	48,253	47,410	17,503	563,964
Loan commitments given	35,096	32,327	15,748	33,644	7,691	6,530	1,548	132,584
Financial guarantees given	850	3,302	24	714	4,415	1,013	348	10,665
Other commitments given	15,474	8,224	1,618	1,922	3,403	2,883	2,666	36,190
Off-balance sheet exposures	51,419	43,853	17,391	36,280	15,508	10,425	4,563	179,440
	-	-	-	-	-	-	-	-
Total risks in financial instruments	287,436	143,261	110,058	58,986	63,761	57,836	22,065	743,404

(*)          Equity instruments are shown net of valuation adjustment.

Risks by geographical areas. December 2019 (Millions of Euros)
	Spain	Europe, excluding Spain	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	5,241	16,603	1,328	6,354	189	1,788	729	32,232
Equity instruments (*)	3,745	6,184	3,829	1,311	55	268	247	15,639
Debt securities	48,806	13,283	28,053	17,733	7,934	5,383	4,210	125,403
Central banks	-	-	-	-	-	1,785	70	1,855
General governments	41,510	9,403	25,852	14,465	7,921	2,732	2,846	104,728
Credit institutions	1,237	1,672	658	150	9	263	611	4,600
Other financial corporations	5,643	1,001	317	2,085	3	433	136	9,619
Non-financial corporations	416	1,207	1,226	1,034	1	170	548	4,602
Loans and advances	171,668	52,027	63,505	65,044	45,874	40,787	9,264	448,166
Central banks	14	-	-	-	3,647	684	475	4,820
General governments	14,477	394	6,820	5,342	111	1,536	637	29,316
Credit institutions	6,621	20,544	2,050	648	1,996	1,012	2,112	34,982
Other financial corporations	3,103	13,351	1,611	2,313	1,248	704	752	23,082
Non-financial corporations	50,718	14,215	24,823	34,960	26,099	17,963	5,130	173,907
Households	96,735	3,523	28,201	21,781	12,773	18,888	158	182,059
Total risk in financial assets	229,460	88,097	96,715	90,442	54,052	48,226	14,450	621,440
Loan commitments given	33,146	26,687	17,361	35,185	8,665	8,060	1,819	130,923
Financial guarantees given	3,182	1,605	656	754	3,170	911	705	10,984
Other commitments given	16,204	9,125	1,534	2,075	5,065	2,808	2,397	39,209
Off-balance sheet exposures	52,532	37,417	19,551	38,014	16,900	11,779	4,922	181,116

Total risks in financial instruments	281,992	125,514	116,266	128,456	70,952	60,005	19,372	802,556

(*)         Equity instruments are shown net of valuation adjustment.

Risks by geographical areas. December 2018 (Millions of Euros)
	Spain	Europe, excluding Spain	Mexico	The United States	Turkey	South America	Other	Total
Derivatives	3,927	15,277	1,473	6,993	161	1,142	549	29,522
Equity instruments (*)	3,228	3,669	2,459	1,139	29	212	207	10,944
Debt securities	43,777	14,908	23,134	16,991	8,048	5,274	1,312	113,445
Central banks	-	-	-	-	-	1,982	71	2,052
General governments	36,553	10,675	20,891	13,276	7,887	2,431	164	91,877
Credit institutions	1,130	1,821	573	74	155	297	463	4,514
Other financial corporations	5,769	1,048	227	2,595	5	432	114	10,190
Non-financial corporations	325	1,364	1,443	1,046	1	132	500	4,812
Loans and advances	177,077	43,034	55,248	62,193	45,285	40,007	7,089	429,933
Central banks	294	112	-	-	3,688	342	1,674	6,110
General governments	16,671	329	5,727	5,369	99	1,923	453	30,572
Credit institutions	5,422	13,600	1,476	696	956	984	639	23,774
Other financial corporations	4,616	10,893	1,303	2,255	766	637	304	20,773
Non-financial corporations	51,942	14,317	22,426	32,480	26,813	18,518	3,852	170,349
Households	98,131	3,783	24,316	21,393	12,963	17,602	168	178,355
Total risk in financial assets	228,009	76,888	82,314	87,316	53,523	46,635	9,157	583,844
Loan commitments given	32,582	21,983	14,503	32,136	7,914	8,590	1,252	118,959
Financial guarantees given	3,242	1,708	1,528	796	6,900	989	1,291	16,454
Other commitments given	15,995	9,229	532	2,118	2,230	2,782	2,213	35,098
Off-balance sheet exposures	51,819	32,920	16,563	35,050	17,043	12,360	4,756	170,511

Total risks in financial instruments	279,828	109,808	98,877	122,366	70,566	58,995	13,913	754,355

(*)         Equity instruments are shown net of valuation adjustment.

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of “Loans and advances”, impaired by geographical area as December 31, 2020, 2019 and 2018 is as follows:

Impaired financial assets by geographic area (Millions of Euros)
	2020	2019	2018
Spain	8,199	8,616	10,025
Rest of Europe	118	175	225
Mexico	1,767	1,478	1,138
South America	1,703	1,769	1,715
The United States	-	632	733
Turkey	2,889	3,289	2,520
Rest of the world	2	2	2
IMPAIRED RISKS	14,678	15,959	16,359

This Appendix is an integral part of Note 7.2.8 of the consolidated financial statements for the year ended December 31, 2020.

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus, the cumulative amortization using the effective interest rate method of any difference between the initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

Associates

Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Baseline macroeconomic scenarios

IFRS 9 requires that an entity must evaluate a range of possible outcomes when estimating provisions and measuring expected credit losses, through macroeconomic scenarios. The baseline macroeconomic scenario presents the situation of the particular economic cycle.

Basic earnings per share

Calculated by dividing “Profit attributable to Parent Company” corresponding to ordinary shareholders of the entity by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).

Basis risk	Risk arising from hedging exposure to one interest rate with exposure to a rate that reprices under slightly different conditions.
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.
Business Model

The assessment as to how an asset shall be classified is made on the basis of both the business model for managing the financial asset and the contractual cash flow characteristic of the financial asset (SPPI Criterion). Financial assets are classified on the basis of its business model for managing the financial assets. The Group’s business models shall be determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective and generate cash flows.

Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Commissions

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

     ·    Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

     ·    Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

     ·    Fees and commissions generated by a single act are accrued upon execution of that act.

Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

·    Cash flows: Inflows and outflows of cash and equivalents.

·    Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

·    Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

·    Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments”, are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. Such statement distinguishes between income and expenses recognized in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Other comprehensive income” of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

Consolidation method

Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.
Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations:
a)  income and expenses in respect of intragroup transactions are eliminated in full.

b)  profits and losses resulting from intragroup transactions are similarly eliminated. The carrying amount of the parent's investment and the parent's share of equity in each subsidiary are eliminated.

Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.
Contingent commitments

Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Control

An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if and only if the investor has all the following:
     a)     Power; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns.
     b)     Returns; An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.
     c)     Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.

Correlation risk

Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Countercyclical Capital Buffer (CCyB)

The countercyclical capital buffer (CCyB) is part of a set of macroprudential instruments, designed to help counter pro-cyclicality in the financial system. Capital should be accumulated when cyclical systemic risk is judged to be increasing, creating buffers that increase the resilience of the banking sector during periods of stress when losses materialize. This will help maintain the supply of credit and dampen the downswing of the financial cycle. The CCyB can also help dampen excessive credit growth during the upswing of the financial cycle

CRR (Capital Requirements Regulation)	Solvency regulation on prudential requirements of credit institutions and investment firms (EU Regulation 575/2013).
Credit Valuation Adjustment (CVA)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
Debt certificates

Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Default	An asset will be considered as defaulted whenever it is more than 90 days past due.
Deferred tax assets	Taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.

Defined benefit plans

Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Defined contribution plans

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer's obligations in respect of its employees current and prior years' employment service are discharged by contributions to the fund.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers

Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, which are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
Derivatives - Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Diluted earnings per share

Calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the profit attributable to the parent company corresponding to ordinary shareholders of the entity, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).

Dividends and retributions	Dividend income collected announced during the year, corresponding to profits generated by investees after the acquisition of the stake.
Domestic activity

Domestic balances are those of BBVA´s Group entities domiciled in Spain, which reflect BBVA´s domestic activities, being the allocation of assets and liabilities based on the domicile of the Group entity at which the relevant asset or liability is accounted for.

Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Methods or practices that allow banks to consistently assess risk and attribute capital to cover the economic effects of risk-taking activities.
Effective interest rate (EIR)

Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Employee expenses

All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Equity

The residual interest in an entity's assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.

Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity, that is after deducting all of its liabilities.
Equity instruments issued other than capital	Includes equity instruments that are financial instruments other than “Capital” and “Equity component of compound financial instruments”.
Equity Method

Is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

Exchange/translation differences

Exchange differences (P&L): Includes the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

Expected Credit Loss (ECL)

Expected credit losses are a probability-weighted estimate of credit losses over the expected life of the financial instrument. Hence, credit losses are the present value of expected cash shortfalls. The measurement and estimate of these expected credit losses should reflect:

1. An unbiased and probability-weighted amount.

2. The time value of money by discounting this amount to the reporting date using a rate that approximates the EIR of the asset, and

3. Reasonable and supportable information that is available without undue cost or effort.

The expected credit losses must be measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate or an approximation thereof (forward looking).

Exposure at default	EAD is the amount of risk exposure at the date of default by the counterparty.
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value hedges

Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Financial Assets at Amortized Cost

Financial assets that do not meet the definition of financial assets designated at fair value through profit or loss and arise from the financial entities' ordinary activities to capture funds, regardless of their instrumentation or maturity.

Financial Assets at fair value through other comprehensive income

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Financial guarantees

Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial guarantees given	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost

Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities' ordinary activities to capture funds, regardless of their instrumentation or maturity.

Foreign activity

International balances are those of BBVA´s Group entities domiciled outside of Spain, which reflect our foreign activities, being the allocation of assets and liabilities based on the domicile of the Group entity at which the relevant asset or liability is accounted for.

Goodwill

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Held for trading (assets and liabilities)

Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Impaired financial assets

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

a)      significant financial difficulty of the issuer or the borrower,

b)      a breach of contract (e.g. a default or past due event),

c)      a lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider,

d)      it becoming probable that the borrower will enter bankruptcy or other financial reorganization,

e)      the disappearance of an active market for that financial asset because of financial difficulties, or

f)       the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

Income from equity instruments

Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.

Inventories

Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties

Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Joint arrangement	An arrangement of which two or more parties have joint control.
Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
Joint operation

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets of the arrangement and obligations for the liabilities. A joint venturer shall recognize the following for its participation in a joint operation:

a)      its assets, including any share of the assets of joint ownership;

b)      its liabilities, including any share of the liabilities incurred jointly;

c)      income from the sale of its share of production from the joint venture;

d)      its share of the proceeds from the sale of production from the joint venturer; and

e)      its expenses, including any share of the joint expenses.

A joint venturer shall account for the assets, liabilities, income and expenses related to its participation in a joint operation in accordance with IFRS applicable to the assets, liabilities, income and expenses specific question.

Joint venture

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognize its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.
a)     A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.

b)     A lease will be classified as operating lease when it is not a financial lease.

Lease liability	Lease that represents the lessee’s obligation to make lease payments during the lease term.
Liabilities included in disposal groups classified as held for sale

The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity's balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.

Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loan-to-Value ratio (LtV ratio)	The ratio of the amount borrowed to the appraised value or market value of the underlying collateral, usually taken into consideration in relation to loans for real estate financing.
Loss given default (LGD)

It is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
MREL (Minimum Required Elegible Liabilities)

Minimum requirement of own funds and eligible liabilities. New requirement faced by European banks, which aims to create a buffer of solvency that absorbs the losses of a financial entity in the event of resolution without jeopardizing taxpayers' money. The level of this buffer is determined individually for each banking group based on their level of risk and other particular characteristics.

Non performing financial guarantees given

The balance of non performing risks, whether for reasons of default by customers or for other reasons, for financial guarantees given. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non Performing Loans (NPL)

The balance of non performing risks, whether for reasons of default by customers or for other reasons, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non-controlling interests

The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Non-current assets and disposal groups held for sale

A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:

a)      it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.

b)      the sale is considered highly probable.

Non-monetary assets

Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

Option risk	Risks arising from options, including embedded options.

Other financial assets/liabilities at fair value through profit or loss

Instruments designated by the entity from the inception at fair value with changes in profit or loss.
An entity may only designate a financial instrument at fair value through profit or loss, if doing so more relevant information is obtained, because:

a)      It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes called "accounting mismatch") that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. It might be acceptable to designate only some of a number of similar financial assets or financial liabilities if doing so a significant reduction (and possibly a greater reduction than other allowable designations) in the inconsistency is achieved.

b)      The performance of a group of financial assets or financial liabilities is managed and evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity´s key management personnel.

These are financial assets managed jointly with “Liabilities under insurance and reinsurance contracts” measured at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts' fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Other Reserves

This heading is broken down as follows:

i) Reserves or accumulated losses of investments in subsidiaries, joint ventures and associate: include the accumulated amount of income and expenses generated by the aforementioned investments through profit or loss in past years.

ii) Other: includes reserves different from those separately disclosed in other items and may include legal reserve and statutory reserve.

Other retributions to employees long term	Includes the amount of compensation plans to employee’s long term.
Own/treasury shares	The amount of own equity instruments held by the entity.
Past service cost

It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Probability of default (PD)	It is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.
Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provisions for contingent liabilities and commitments

Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Provisions or (-) reversal of provisions

Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.
Refinancing Operation

An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their loans (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.

Renegotiated Operation

An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring. In any case, these definitions are adapted to the local terminology, so that they are integrated into the management.

Repricing risk	Risks related to the timing mismatch in the maturity and repricing of assets and liabilities and off-balance sheet short and long-term positions.
Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder's (or holders') current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile. In any case, these definitions are adapted to the local terminology, so that they are integrated into the management.

Retained earnings	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution.
Right of use asset	Asset that represents the lessee’s right to use an underlying asset during the lease term.
Risk-Weighted Assets (RWA’s)	Risk exposure of the entity weighted by a percentage derived from the applicable standard (standardized approach) or internal models
Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Share premium	The amount paid in by owners for issued equity at a premium to the shares' nominal value.
Shareholders' funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Significant increase in credit risk

In order to determine whether there has been a significant increase in credit risk for lifetime expected losses recognition, the Group has develop a two-prong approach:

a)      Quantitative criterion: based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios.

b)      Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

Significant influence

Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (i.e. through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (i.e. through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

a)      representation on the board of directors or equivalent governing body of the investee;

b)      participation in policy-making processes, including participation in decisions about dividends or other distributions;

c)      material transactions between the entity and its investee;

d)      interchange of managerial personnel; or

e)       Provision of essential technical information.

Single Resolution Board (SRB)

The Single Resolution Board (SRB) is the new European Banking Union's resolution authority. It is a key element of the Banking Union and its Single Resolution Mechanism. Its mission is to ensure the orderly resolution of failing banks, with as little impact as possible on the real economy and public finances of the participating EU countries and others.

Solely Payments of Principle and Interest (SPPI)

The assessment as to how an asset shall be classified is made on the basis of both the business model for managing the financial asset and the contractual cash flow characteristic of the financial asset (SPPI Criterion). To determine whether a financial asset shall be classified as measured at amortized cost or FVOCI, a

Group assesses (apart from the business model) whether the cash flows from the financial asset represent, on specified dates, solely payments of principal and interest on the principal amount outstanding (SPPI).

Stages

IFRS 9 classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized - without significant increase in credit risk (Stage 1); the second comprises the operations for which a significant increase in credit risk has been identified since its initial recognition - significant increase in credit risk (Stage 2) and the third one, the impaired operations Impaired  (Stage 3).

The transfer logic is defined in a symmetrical way, whenever the condition that triggered a transfer to Stage 2 is no longer met, the exposure will be transferred to

Stage 1. In the case of forbearances transferred to stage 2, as long as the loan is flagged as forbearance it will keep its status as Stage 2. However, when the loan is not flagged as forbearance it will be transferred back to Stage 1.

Structured credit products	Special financial instrument backed by other instruments building a subordination structure.
Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. A structured entity often has some or all of the following features or attributes:

a)      restricted activities.

b)      a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors and passing on risks and rewards associated with the assets of the structured entity to investors.

c)      insufficient equity to permit the structured entity to finance its activities without subordinated financial support.

d)      financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.
Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity's voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity's voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)      an agreement that gives the parent the right to control the votes of other shareholders;

b)      power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

c)      power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Tangible book value

Tangible Book Value represents the tangible equity's value for the shareholders as it does not include the intangible assets and the minority interests (non-controlling interests).

It is calculated by discounting intangible assets, that is, goodwill and the rest of consolidated intangibles recorded under the public balance sheet (goodwill and intangible assets of companies accounted for by the equity method or companies classified as non-current assets for sale are not subtracted). It is also shown as ex-dividends

Tax liabilities	All tax related liabilities except for provisions for taxes.
Territorial bonds	Financial assets or fixed asset security issued with the guarantee of portfolio loans of the public sector of the issuing entity.
Tier 1 Capital	Mainly includes: Common stock, parent company reserves, reserves in consolidated companies, non-controlling interests, deductions and others and attributed net income.
Tier 2 Capital	Mainly includes: Subordinated, preferred shares and non- controlling interest.
Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Write- off

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level VaR figures are estimated following two methodologies:

a)      VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

b)      VaR with smoothing, which weighs more recent market information more heavily. This is a metric which supplements the previous one.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

Yield curve risk	Risks arising from changes in the slope and the shape of the yield curve.